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82- SUBMISSIONS FACING SHEET

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DAT : 4/18/05


上海市第一食品商店
SILK

ANGLO AMERICAN MEETING THE WORLD'S NEEDS

ANNUAL REVIEW 2004

AFRICA



ASIA & AUSTRALASIA



- ○ Platinum
- ○ Gold
- ○ Diamonds
- ○ Base Metals
- ● Ferrous Metals and Industries
- ● Coal
- ● Industrial Minerals
- ○ Paper and Packaging

GROUP FINANCIAL HIGHLIGHTS



381
239
158
381
267
351
480
1,042

Headline earnings
by business unit $ million

- ☐ Platinum
- ☐ Gold
- ☐ Diamonds
- ☐ Base Metals
- ■ Ferrous Metals and Industries
- ■ Coal
- ■ Industrial Minerals
- ☐ Paper and Packaging



819
633
572
299
217
284
286

Capital expenditure
by business unit $ million



14
15
45
26

- ■ Americas
- ■ South Africa
- ☐ Rest of World
- ▩ Europe

Geographic headline earnings mix
%



123 47.5
114 49.0
125 51.0
120 54.0
188 70.0
2000
2001
2002
2003
2004

■ Headline earnings per share
■ Dividends per share
US cents



4,688
4,647
4,792
4,785
7,110
2000
2001
2002
2003
2004

Group EBITDA $ million

Throughout this review, '$' and 'dollar' denote United States dollars. 1999, 2000 and 2001 figures have been restated for FRS 19. Figures for the years 1999 to 2003 have been restated for UITF 38.

See footnote 1 to the consolidated profit and loss account for the basis of the calculation of headline earnings. See footnote 5 to key financial data for definition of EBITDA.

The 2004 Annual Review, the 2004 Annual Report and the Notice of Meeting, together with the shareholder information booklet, are available on the corporate website: **www.angloamerican.co.uk**

ANGLO AMERICAN AT A GLANCE
ADDING VALUE TO NATURAL RESOURCES

NORTH AMERICA


SOUTH AMERICA


EUROPE


PRECIOUS

	Business profile	Products and uses
PLATINUM	○ The world's largest primary producer of platinum, producing 38% of the world's newly mined platinum production.	○ Primarily used in autocatalysts and jewellery. ○ Also used in chemical, electrical, medical, glass and petroleum industries.
GOLD	○ AngloGold Ashanti is the world's No. 2 gold producer. ○ It has 22 operations in ten countries.	○ Used primarily for fabrication and bullion investment. ○ Fabricated gold is used in jewellery, electronics, dentistry, medals and coins.
DIAMONDS	○ De Beers accounts for about 45% by value of global rough diamond production. ○ The world's largest supplier and marketer of gem diamonds.	○ The majority of cuttable diamonds are used in jewellery. ○ Some natural stones are used for industrial purposes such as cutting and other applications.

METALS AND MINERALS

	Business profile	Products and uses
BASE METALS	○ Comprises copper, nickel, zinc and mineral sands operations. ○ Operates in South America, southern Africa, and Ireland.	○ Copper is used primarily in wire and cable, also in brass tubing and pipes. ○ Zinc is primarily used for galvanising. ○ Nickel is mostly used in the production of stainless steel.
FERROUS METALS AND INDUSTRIES	• Operations are mainly in southern Africa, South America and Australia. • Anglo American holds the major interest in Kumba, a significant iron ore producer.	○ Iron ore is the basic raw material used in steel production. ○ Chrome, manganese and vanadium are all important in steelmaking.
COAL	• Anglo Coal is one of the world's largest private sector coal producers and exporters. • Its operations are in South Africa, Australia, Colombia and Venezuela.	• About 40% of all electricity generated globally is powered by coal. • 70% of the world's steel industry uses coal and it is an important fuel for other industries.
INDUSTRIAL MINERALS	• No. 1 UK producer of aggregates and asphalt and a leading producer of ready mixed concrete and concrete products. • Its interests are primarily in the UK, continental Europe and Brazil.	○ Tarmac is involved in the production of crushed rock, sand, gravel, concrete and mortar, lime, cement and concrete products. ○ Copebrás is a Brazilian producer of phosphate fertilisers.

PAPER AND PACKAGING

	Business profile	Products and uses
PAPER AND PACKAGING	○ Mondi is an integrated paper and packaging group. ○ It has operations and interests in Europe, Russia, South Africa, Asia and North America.	○ Mondi manufactures office papers, packaging papers, board, converted packaging and newsprint.

ANGLO AMERICAN IS A GLOBAL LEADER IN MINING AND NATURAL RESOURCES. OUR DIVERSIFIED PRODUCTS ARE ESSENTIAL PARTS OF MODERN LIFE.

ANGLO AMERICAN IS COMMITTED TO OPERATING IN A PROFITABLE, SUSTAINABLE AND RESPONSIBLE WAY.

Contents

HIGHLIGHTS OF 2004

- **Record results: headline earnings up 59% at $2,689 million; headline earnings per share up 57% at $1.88**
- **Total profit for the year up 83% at $2,913 million**
- **Cash generation: EBITDA up by $2.3 billion at $7.1 billion**
- **Record Base and Ferrous Metals performances**
- **$1.5 billion of projects successfully commissioned, $4.7 billion project pipeline on track**
- **Ongoing optimisation of asset base: $2.1 billion of disposals, including Hudson Bay and stakes in Gold Fields and Terra. Minera Sur Andes and Kumba acquisitions performing well**
- **Cost savings and efficiencies up 65% at $554 million**
- **Final dividend increased by 31% to 51 US cents. Total dividend up 30% at 70 US cents**

COVER IMAGE

Rapidly industrialising and urbanising China is fuelling one of the greatest resource booms in history. Anglo American's top-performing business units in 2004, Base and Ferrous Metals, which are growing producers of copper and iron ore, benefited from China's burgeoning growth. The Group is also a leading supplier into China of precious commodities such as platinum group metals, diamonds and gold.

QUESTIONS AND ANSWERS
SIR MARK MOODY-STUART CHAIRMAN



Q While the financial performance for 2004 was good, do you feel that enough was done to strengthen the fundamentals of the business?

Yes. Our earnings were strong but this was not purely a function of commodity prices. They reflect, for example, the value adding nature of the acquisitions made over the last four years – especially Minera Sur Andes, Syktyvkar, Cerrejón – and the De Beers transaction. These have produced a stronger and more balanced portfolio. Who, in the past, would have predicted the pre-eminence of Latin America in our 2004 earnings? Nor, in a year of 'plenty', have we rested on our laurels. We have realised a further $554 million in cost savings. Through the merger with Ashanti Goldfields, AngloGold's resource base and growth prospects have been strengthened. Reorganisations within Anglo Platinum and Paper and Packaging have been carried out. We launched a drive to encourage innovation and greater entrepreneurialism. The fundamentals of the business are stronger than they were 12 months ago.

Q Many of the opportunities which Anglo is examining are in 'new geographies'. Do you think you are properly equipped to manage the risks involved?

Actually, we have a strong project pipeline in very familiar regions – southern Africa, South America, eastern Europe and Australia. We are also looking at new geographies, chiefly China, Russia and India, since each has the potential to be a major growth market as well as a significant commodities producer. Our approach has been to become involved, initially in a relatively limited way, while we seek better to understand the risks of doing business in each. The board is very supportive of this and believes it is one of Anglo's strengths. When I went to China, for example, I visited small Anglo businesses in quarrying and drilling equipment and was briefed on three other potential opportunities. Similarly, we held a stake in Syktyvkar in Russia for five years before taking control. This gradualist approach gives us a better feel for the operating environment in new countries.

Q There was a controversy about Anglo's judgement of political risk in South Africa – where do things now stand on this?

The problem was never our perception of political risk – but those of some people in the international capital markets. These concerns are largely the legacy of the leaking of an early draft of the Mining Empowerment Charter in 2002. Confidence has been returning as this memory has receded and this will be given momentum by the successful conversion of 'old order' mineral rights. We remain committed to South Africa and are strongly supportive of the agreed scorecard approach in the Mining Act and the need to deliver on it – hence our big continuing investment programme. To an extent I can share the frustration of the South African government. It has pursued exemplary macro-economic policies and deserves to have been rewarded with more foreign direct investment.

Q Anglo is used to thinking about physical assets, finance and technology. Are you as good at nurturing talent?

I would like to thank our employees for their commitment in 2004. During my site visits and at the centre I have been impressed by the calibre of Anglo's people. I like the fact that we typically entrust most senior operational posts to locally recruited managers. We have become much more strategic and proactive in creating a performance-driven culture, career and talent management, addressing shortcomings in our engagement with employees and in moving to a more diverse workforce. We have been better at the traditional 'hard' skills, but the board has identified 'people' issues as a strategic priority and we are now definitely moving in the right direction.



What do you see as the non-financial highlights of 2004?

I would highlight four. First, Anglo became a signatory to the UN Global Compact – the ten principles of which we fully support – and made all the preparations to become a party to the Voluntary Principles on Security and Human Rights. Secondly, our work on HIV/AIDS continued to progress, with some 2,200 employees now on anti-retrovirals and an improved uptake of voluntary counselling and testing. Thirdly, our innovative Socio-Economic Assessment Toolbox process had an enthusiastic take-up at site level, with some 30 assessments already under way. Fourthly, we reorganised how we bring the strands of sustainable development together and instituted a project to improve our calibration of sustainable development risk. The benefits of these changes will come through during 2005.



You are closely identified with 'sustainable development' and 'corporate responsibility' – how would you answer those who say it is a peripheral issue or, as in the recent *Economist* article, that business should just concentrate on profits for shareholders?

Sustainable development is absolutely central to the future acceptability of our business and to its ongoing success and profitability. Our businesses have high environmental and social impacts, many deplete a non-renewable (albeit generally recyclable) resource, and global concerns like climate change and HIV/AIDS are highly relevant to us. These issues reflect upon our licence to operate, our sustainability as an investment, our ability to attract the most talented recruits and our acceptability to governments and communities. Moreover, our ability to understand and address societal concerns is fundamental to our good name and the value of that reputation.



Are you concerned that other stakeholders, like governments and more assertive communities, want to increase their share of the profits from your operations?

Every enterprise faces tensions around how rewards are shared – investors, employees, suppliers and customers all want their 'fair share'. In the natural resources business there are more parties to the process. For much of the last 30 years mining has been a value destroyer for investors. Governments tend to overlook the lean times when proposing new or higher taxes in years like this. During 2005, Chile and South Africa are both planning to decide upon a royalty regime. Such taxes have implications for competitiveness, investment and employment. Some communities feel they get a raw deal when fiscal benefits are often only felt at a national level. We seek to improve the local development effects of our businesses but it is important too for national governments to ensure that a proportion of tax revenues is shared with local people.



Were there any major disappointments in 2004 – if so, how do you intend to rectify them?

The increase in fatalities at our managed operations from 44 to 49 was of course a major disappointment. There was a welcome further improvement in the lost time injury frequency rate of 23%, but we are not prepared to be philosophical about the death of any employee or contractor. There is already an emphasis on improving safety at all sites, but it is evidently not enough. Thus, we must continue to emphasise visible felt leadership in the field of safety, focus on safety for contractors – who made up over half the 2004 fatalities – and seek to focus on leading indicators such as 'near hits' and tackling unsafe behaviour. We have made good progress over the last four years and we will do our utmost to return to the path of improvement.



What changes are planned in the composition of the board?

Bill Nairn, our technical director, retired from the board at the end of 2004. I am grateful for the experience that he brought to the Group and especially his relentless focus on safety. At the AGM, two non-executive directors will be retiring: Sir David Scholey and Göran Lindahl. Sir David steps down after a long association with the Anglo Group, including serving as a director since December 1999. Göran has brought his wide international experience and knowledge of sustainable development to our deliberations. We shall miss them.

One new independent non-executive director, Ralph Alexander, will be proposed at the AGM. He is an American citizen and is chief executive of BP Petrochemicals. He brings extensive experience of the energy business and has a strong international background. Two new executive directors will also be proposed: David Hathorn and Simon Thompson, respectively chief executives of the Paper and Packaging and Base Metals businesses. Both have played a major part in the international expansion of the Group. In addition, it is proposed that René Médori be elected a director with effect from 1 June 2005. René, a French national, who has extensive experience of UK and US business cultures, will be joining us from The BOC Group plc, where he is finance director. He will succeed Tony Lea as finance director in September and Tony will leave the board in December.

In relation to the Combined Code requirement to 'comply or explain' I should mention that we will briefly be non-compliant in that from June to December less than half the board, excluding myself, will be independent non-executive directors. I believe that this is fully justified in ensuring continuity and a smooth handover between Tony and René.

Mark Moody-Stuart
Chairman

PRECIOUS

Comprises our unique position in platinum, gold and diamonds

AUTOCATALYSTS FOR CLEANER AIR

DEMAND FOR PLATINUM WILL BE DRIVEN BY CHANGES IN EMISSIONS LEGISLATION

PLATINUM

Platinum group metals (PGMs) do more to improve our quality of life and clean up our environment than simply reducing vehicle exhaust emissions. Their unique physical and chemical properties make them useful in areas as diverse as healthcare and waste reduction.

Since the 1970s, autocatalysts containing PGMs have cut down the pollutants emitted by automobile engines – carbon monoxide, hydrocarbons and oxides of nitrogen. The use of PGMs in petroleum refining has reduced the sulphur content in fuel and the need for lead additives.

There is now a strong drive to reduce emissions of greenhouse gases, such as carbon dioxide, which are produced by the burning of fossil and wood fuels. As that includes traditional electricity generation, most auto manufacturers are no longer pursuing the rechargeable electric car of the future. Instead, they are developing fuel cells that use hydrogen and oxygen, emission-free and in abundant supply. This technology will harness PGMs to provide renewable, sustainable and clean energy for transport, buildings and the household.

PGMs are stronger and last longer than other metals, resisting corrosion and withstanding higher temperatures. They produce more durable, lasting products in which little of the metal is lost in use and a large proportion is recoverable at the end of the product's life. That means less waste. Today, about 40% of autocatalyst PGMs are recycled from scrap. This proportion would grow if legislation was passed to ensure the collection of scrap from dealers.

These unusual and precious metals also have a role in the world of medicine. Platinum is used in catheters and pacemakers on account of its purity, conductivity, durability, biological compatibility and resistance to corrosion. Cancer treatments containing platinum, such as Cysplatin and Carboplatin, are stepping up the war against disease.

PGMs have enhanced our quality of life by helping to clean up and preserve our environment. They will continue to do so, playing a growing part in the development of new technologies. □


www.angloplatinum.com
has more information on Anglo
Platinum's operations

Left: In the 30 years since the first car fitted with a catalytic converter rolled off the production line, autocatalysts containing PGMs have led to improvements in air quality by drastically cutting down exhaust pollutants.

AN EXPANDING INVESTMENT
SPREADING FRONTIERS

GOLD

AngloGold Ashanti is becoming more active in regions not normally associated with gold mining, like Laos, Mongolia and the Philippines. This is an essential way of growing the reserve base.

The global gold industry faces the likely persistence of a weak dollar, with stronger operating currencies and a stable or improving gold price. New mine gold production may decline from around 2008 onwards, at least among Western producers, so staying competitive will demand contained production costs and a strong project pipeline.

The first response to these challenges will be to deliver real, sustained value from existing operations. That includes ensuring that the former Ashanti Goldfields' mines, long starved of working capital, realise their reserve, margin and growth potential.

Equally important is the drive to expand AngloGold Ashanti's reserve and resource base to ensure continued growth over the next decade. To do this, the company has established a 'new business' team that seeks out partnerships with junior exploration and mining companies in regions outside the world's mainstream mining areas.

In these partnerships, AngloGold Ashanti has the right to convert its minority stake into a majority holding if and when a project reveals the potential to become a large deposit.

Over the past year the company has diversified in this way into regions such as Laos, Mongolia and the Philippines. □

visit www.anglogoldashanti.com for more information on AngloGold Ashanti's gold operations



Left: In recent years, AngloGold Ashanti has invested considerable resources in its mergers and acquisitions activities and exploration programmes outside of the world's mature gold regions. Here, in Mongolia, the company has an exploration team on the ground and is acquiring land in several prospective areas.



visit www.debeersgroup.com for more information on our independently managed associate, De Beers

DIAMOND TRILOGY
THE PAST, THE PRESENT, THE FUTURE

DIAMONDS

While The Diamond Trading Company (DTC) sorts, values and then sells rough gemstones, it is also responsible for driving consumer demand for diamonds around the world. Every now and then one of its regional marketing initiatives fires the public imagination so successfully that it is then rolled out in other parts of the globe. The 'Trilogy' concept is one of these.

'Trilogy' was originally conceived in 2000 for implementation in the US, a huge market which accounts for half of all diamond jewellery sales throughout the world. The underlying idea is 'three-stone jewellery', with each stone representing the past, present and future of a couple's relationship. A $20 million marketing campaign, using press, TV, magazines and outdoor posters was launched across the country.

It was an immediate hit. The results were so encouraging that the DTC has since exported the concept to Europe, where the 'Trilogy' campaign has been adapted for use in the UK, France and Italy.

Most recently, the campaign has been redrawn for Japan, where it has led to a resurgence of interest in diamond jewellery in what is the world's second most important diamond market.

After some years of lagging behind in the market for luxury goods, diamonds are once again competing successfully. Retail diamond sales around the world passed the $60 billion mark for the first time in 2004. It is expected that nearly $6 billion of that was for 'Trilogy' products – 10%, in other words, of the total retail market for diamond jewellery.

Campaigns such as these will help De Beers achieve its strategic goal of growing global demand for diamond jewellery by 50% over the next ten years. □

METALS AND MINERALS

Comprises our interests in base metals, *ferrous metals, coal and industrial minerals*

BASE METALS

MAKING CONNECTIONS
BASE METALS AND TECHNOLOGICAL INNOVATION

An entirely new process for extracting zinc from basic ore has been developed and put into commercial operation by Anglo Base Metals at its Skorpion zinc mine in southern Namibia.

The remote Skorpion deposit is made up of an unusual combination of zinc oxide minerals, which do not lend themselves to extraction by conventional technology. For Anglo Base Metals to exploit the deposit's commercial potential, an alternative form of processing had to be found.

New technology was developed, over an eight-year period, in partnership with Reunion Mining (subsequently acquired by Anglo American) and Spain's Técnicas Reunidas. It required the integration of new leaching and neutralisation techniques with a customised solvent extraction purification process.

After pilot plant testing at Anglo American Research Laboratories in Johannesburg, but before completing the final industrial scale facility, Anglo Base built a training and demonstration plant at Skorpion. This not only proved the viability of the process but also provided an opportunity to expose Skorpion's employees to the new technology at an early stage. □



Left: New technology developed over the past decade has helped make Skorpion one of the world's lowest-cost zinc producers.

Visit our website at **www.angloamerican.co.uk** for more information on our base metals operations

FERROUS METALS AND INDUSTRIES

STRENGTH IN FERROUS METALS
IRON ORE IS ESSENTIAL TO MODERN LIFE

In 2003, Anglo American acquired a controlling interest in Kumba, one of the world's leading iron ore producers. The acquisition has opened up an exciting new area of business, with significant growth potential.



Right: With world iron ore and steel markets likely to remain strong for the foreseeable future, Kumba has embarked on a vigorous expansion programme over the next ten years.

visit our website at **www.angloamerican.co.uk** for more information on our ferrous metals operations

Demand for iron ore by the world's steel markets remains strong, driven chiefly by sustained offtake from China. Chinese imports absorbed almost 25% of global iron ore production in 2004. That could grow to 50% over the next 20 years, with much of the increase translating directly into growth in world demand.

In order to take advantage of escalating iron ore demand, Kumba has a vigorous expansion programme in place. In South Africa, it aims to lift Northern Cape iron ore production from 27 million tonnes per annum to 46 million tonnes per annum over the next ten years, principally from the Sishen Expansion and Sishen South projects. Elsewhere in Africa, a pre-feasibility study on the high-grade Faleme iron ore deposit in Senegal is expected to be completed in the coming year. ■

LIGHTING UP THE WORLD
NEARLY 40% OF THE WORLD'S POWER IS PRODUCED FROM COAL

COAL

As energy demand and prices continue to rise, coal remains the world's most abundant, affordable and secure fuel source. With the help of technology, it is also becoming a cleaner fuel.

Higher prices have moderated the 'dash for gas' among some electricity generators and new coal-fired power stations are proliferating, particularly in Asia and the US. Coal produces nearly 40% of the world's electricity. It fuels 70% of global steel production and is key to other basic industries, such as cement manufacture.

Over the next 30 years, world energy demand will grow by 60%, according to the International Energy Agency, which believes that fossil fuels will supply 85% of that increase. Developing economies like China and India will create much of this additional demand. Their new power stations are mostly coal-based, with higher efficiencies and lower emissions than many plants in the developed world.

Because they use less fuel, 'supercritical' power plants produce correspondingly fewer harmful emissions. While new combustion and gasification techniques will eventually reduce emission levels almost to zero, they also open the way to viable hydrogen-based energy – including fuel cell technology.

Anglo American plays an important role in this greening of coal. Anglo Coal's Roger Wicks serves as chairman of the World Coal Institute, which has steered much of the debate and subsequent response. The company itself is engaged in various collaborative cleaner-coal projects, including one in Victoria, Australia, that will convert coal into gas and diesel. ■

visit our website at **www.anglocoal.com** for more information on our coal operations

Above: A low-energy light bulb – with the help of technology, coal is becoming a cleaner fuel.

EXPANDING SURFACES
EUROPEAN CONSTRUCTION

INDUSTRIAL MINERALS

As the Polish economy continues to develop, Tarmac's local quarrying operations have benefited from public spending on road and rail infrastructure – often funded by the European Union. At the same time, its concrete products business has profited from a healthy level of private construction.

Like consumers elsewhere in central and eastern Europe, Poles are becoming more affluent. So new commercial building often takes the form of retail developments, like the recently-completed IKEA hypermarket (right) at Janki in the suburbs of Warsaw. While the architects originally specified natural stone for the external paving, they were persuaded that premium concrete pavers could achieve similar functional and aesthetic standards.

Tarmac made its first acquisition in Poland during 1997. Today it employs some 640 people in a business that has two halves – sand and gravel, and concrete products. From a standing start, it has become the largest producer of concrete paving in the country. Certain other markets, such as the UK, are more inclined to use asphalt in installations like car parks. Poland's severe winters make concrete, with better resistance to frost and salt, a more popular choice.

Car parks and shopping centres are typical users of concrete paving, but Polish customers range from road-builders – who use it for peripheral surfaces – to individual homeowners. ■



visit our website at **www.tarmac.co.uk** for more information on our industrial minerals operations.

Left: The new Ikea store in Warsaw, Poland, with paving supplied by Tarmac.

PAPER AND PACKAGING

PACKAGED GOODS
INNOVATIVE NEW GOODS AND TECHNOLOGY


TRY ONE PLY

Left: Mondi is an integrated paper and packaging group with operations stretching from the Americas to China. Mondi Business Paper is one of the largest producers of cut-size paper in Europe and serves markets on five continents, while Mondi Packaging has 124 production plants, including more than 100 in Europe. Featured is the ONE Sack, a new one-ply, high-strength bag, used particularly for cement packaging.

Innovation plays a role in all Group businesses in one form or another but nowhere more so than in Paper and Packaging. The stream of new products from this division invariably offers novel advantages for a specific client group, or more generic energy-saving and environmental benefits.

PAPER AND PACKAGING

A compelling example is Mondi Packaging's ONE Sack, a new one-ply bag for powdered goods of all types – particularly cement. Large paper bags have traditionally been made from two, sometimes three, layers of paper, depending on the weight of the goods being packaged. The ONE sack uses one, but with the strength and stiffness needed to deliver top performance.

ONE sack is easily filled, loaded on pallets and stored. Because it consumes less resources it reduces packaging costs and is cheaper to transport and dispose. Customers have been quick to appreciate these advantages. In Austria, for example, virtually the entire cement industry has switched over to ONE sacks.

Mondi Packaging Coating's new Direct Lidding technology also improves on the system it replaces, while being more environmentally friendly. Glass jars normally have to be chemically pre-treated before they are sealed. Direct Lidding allows a secure seal to be placed directly on chemically untreated glass or plastic. The process is easier, more cost-competitive and, because fewer chemicals are needed, kinder to the environment.

INSULAID® multilayer facings, used in foam insulation products, are another advanced product from Mondi Packaging Coating. Due to the diffusion tightness of the facings, these allow the fabrication of very thin panels with excellent insulation values. Drastic reduction in energy consumption can be achieved in accordance with the Kyoto Protocol.

Innovation of a different kind is represented by the neoSteam™ pouch from Mondi Packaging Flexibles, which is 'revolutionary active packaging for microwave steaming'. The revolution lies in a new steam valve that can withstand high temperatures, and allows the contents to steam-cook instead of boiling. The result is shorter cooking times and maximum retention of flavour and texture.

As electronic components get faster and smaller, they become sensitive to interference damage from external energy sources. They must be protected during manufacture, storage and transport or their performance may be affected. Mondi Packaging Coating has perfected a form of corrugated board packaging by offering an Electro Static Discharge liner – Parastat – which creates a high level of shielding and dissipates any charge along the packaging surface. It also offers physical and moisture protection – and is fully recyclable. □

Visit www.mondi.co.uk for more information on our paper and packaging operations

NEW IDEAS

Innovation is one of our most precious natural resources



RESEARCH & DEVELOPMENT

Anglo American is renowned for its formidable in-house technical capacity. The Anglo Technical Division (ATD) and Anglo American Research Laboratories are a powerful multi-disciplinary resource enabling Anglo American to operate at the forefront of innovation.

Their work enhances the value of the Group's mining, metallurgical and industrial businesses and assists with exploration activities and the management of mineral reserves and resources. Important areas of social responsibility like environmental stewardship, safety and industrial health have all benefited from their contributions.

BREAKING DOWN THE SILOS

GROUP-WIDE KNOWLEDGE SHARING IS ESSENTIAL

Anglo American strongly encourages the sharing of best practice. A good example is the collaborative development of one of the world's longest single-drop rope-hoisting systems to raise ore from ultra-deep levels. This drew together AngloGold Ashanti, ATD and Scaw Metals, the Ferrous Metals and Industries subsidiary that manufactured the rope.

Current research initiatives include how to leach gold without using cyanide, new hydrometallurgical approaches to base metals recovery, and the use of microwaves in solid-state reduction processes. Other work concentrates on combining biological and electrochemical processes in water purification and how to monitor stope stability in open pits.

In exploration, Anglo American carries out significant research and development in the areas of cryogenic electromagnetic technology, airborne gravity gradiometry, radio frequency and radar applications.

Below: The Anglo American Group has a long tradition of research and technical innovation – often developing ideas in-house and carrying them right through to commercial application.



An important role was played in the development of the super-conducting quantum interference device (SQUID), which measures minute changes in the earth's magnetic field. This offers considerable advantages over competing systems in finding certain buried targets, such as nickel sulphides.

At the leading edge, Anglo American monitors developments in nanotechnology, the science of extremely small particles. Nanotechnology allows production of new materials with physical and chemical properties that would not have been possible using conventional methods. One application could be the use of ruthenium, a platinum group metal, in thin-film photovoltaic cells. Another might see zinc oxide being used in flat-panel electronic displays.

Promoting innovation is now a strategic business imperative. Mondi's internet-based Innovation Zone, for example, allows employees around the world to share ideas about cost savings and market opportunities. Indeed, all business units have programmes in place to achieve these goals. Anglo American has also developed a formal technology management process. This was pilot-tested in a recent Group-wide exercise to identify energy conservation opportunities. A subsequent report highlighted consumption and conservation targets and identified energy generation opportunities. One result is a commitment to design in energy-saving measures at an early stage of new projects. ■

CONTINUED GROWTH
TONY TRAHAR
CHIEF EXECUTIVE



One of the dominant features of 2004 was the increased demand for a range of commodities as China's industrialising economy continued to consume more raw materials. Copper, nickel, zinc, coal and iron ore markets all benefited materially and a number of these commodities reached their highest price levels for many years. As a result of these strong conditions, as well as rising platinum, gold and diamond prices, Anglo American reported record headline earnings of $2.69 billion and headline earnings per share increased by 57% to $1.88 per share.

Nonetheless, the year was dominated by two major influences – volatile global markets, largely because of the uncertain outlook in the Middle East; and the possibility of a marked slowdown in China's economic growth rate. During the second, and again in the fourth quarter of the year, markets grew concerned that official Chinese attempts to slow down excessive investment and growth would result in a 'hard landing'. During each of these periods, metals prices responded by dropping sharply and then rebounding fairly quickly. Chinese GDP growth is now projected to average around 8% for 2005.

In line with the board's policy of progressively increasing dividends, the board has decided to increase the final dividend by 12 cents to 51 cents per share, resulting in a total dividend of 70 cents per share for 2004, up 30%.

STRATEGY

Since our primary London listing in mid-1999, Anglo American has grown by over 70%, with a present market capitalisation now approaching $38 billion. Our strong cash generation has been matched by one of the largest capital expenditure programmes in the industry. Our existing $4.7 billion project pipeline and more than $8 billion in unapproved projects, spread across all our business units and geographies, provide an excellent platform for growth going forward. We will continue to enhance and add value to Anglo's portfolio of world-class assets in all areas; in particular, through:

- Securing the most competitive cost of capital
- Owning world-class assets
- Anglo's high-calibre employees
- Innovation and entrepreneurship
- Development of world-class technology
- Maintaining high standards of sustainable development
- Becoming the business partner of choice to suppliers, customers and key stakeholders.

Our strategy for future investment remains focused around the three key areas that make up our portfolio, namely Precious Commodities, Metals and Minerals and Paper and Packaging.

ACQUISITIONS AND ORGANIC GROWTH

Although Anglo American remains cautious about valuations at this point in the cycle, the Group continues to examine expansion and acquisition opportunities in all its business sectors.

The following overview of our business units covers key developments; summaries of operating performances are contained on pages 15 to 17 of this review.

Platinum

We are actively focusing on achieving further business optimisation in Anglo Platinum. The strong level of the South African rand continues to materially affect the rate of expansion and also operating costs when translated into US dollars. The projects that have been earmarked for development will continue to be reviewed in light of the strong rand.

Despite the loss of production due to industrial action during October, arising out of wage negotiations, Anglo Platinum achieved its 2004 target of producing 2.45 million ounces of refined platinum. The company recently established a co-operative joint venture contract with Sichuan Mineral Resource Company to conduct exploration for platinum group metals in China's Sichuan Province.

Gold

One of the most significant transactions of the year was the merger of AngloGold and Ashanti Goldfields, which was completed in April. The merger has resulted in a substantial increase in gold reserves against a background of a diminishing global reserve base. AngloGold Ashanti continues to pursue further growth opportunities in new frontiers such as Laos, the Philippines and Russia, in partnership with junior mining and exploration companies. AngloGold Ashanti, in which Anglo American holds a 51% stake, is the world's second largest gold mining company in terms of production.

Diamonds

De Beers' strategy of Supplier of Choice, which focuses on driving demand in the diamond industry, continues to be implemented successfully. Central to this has been the realignment of De Beers' relationship with its sightholders, a process that is now substantially complete and that has brought about considerable benefits for De Beers and the diamond industry as a whole. De Beers' $180 million a year advertising and marketing spend has been



123 47.5
114 49.0
125 51.0
120 54.0
188 70.0
2000
2001
2002
2003
2004

Headline earnings per share
Dividends per share
US cents

significantly bolstered by an increase in advertising programmes by sightholders and their downstream trade partners. Following years of underperformance in terms of market share, diamonds are now competing successfully with other luxury goods. At the retail level, sales of diamonds worldwide exceeded $60 billion for the first time.

An important breakthrough took place in July when De Beers announced that it had reached a settlement with the US Department of Justice for the resolution of a longstanding case against De Beers in respect of industrial diamonds. The resolution of the case underscores the company's commitment to be fully legally compliant throughout the world.

In December, De Beers announced that it had secured a 25 year renewal of all four mining leases in Botswana, on a coterminous basis. De Beers and the European Commission are in the final stages of a constructive dialogue to address the Commission's concerns over aspects of the five year trade agreement between De Beers and Russian diamond producer Alrosa.

Base Metals

On the back of high base metals prices and record production of copper, nickel, zinc and mineral sands products, Base Metals achieved record headline earnings of just over $1 billion. The acquisition of Minera Sur Andes was a major contributor to this performance with headline earnings of $430 million. A significant achievement during the year was the Skorpion zinc mine in Namibia commencing commercial production in May and achieving 95% of design capacity by year end. Commissioning of the $654 million Collahuasi Rosario Project in Chile commenced in April, some five weeks ahead of schedule and under budget. The project rapidly achieved design capacity and will enable Collahuasi to maintain production of copper in concentrate at a long term average rate of 400,000 tonnes per annum.

Codemin, in Brazil, became a wholly-owned subsidiary following the purchase of the remaining 10% from the International Finance Corporation, and the expansion project was completed on time and on budget and will ramp up to full capacity during the first quarter of 2005. In line with Base Metals' strategy of focusing on fewer, larger, lower cost assets, its 25% stake in Nkomati Nickel was disposed of in February for $37 million and Hudson Bay in Canada was sold for $257 million.

Coal
In December, Anglo American and Mitsui announced the approval of the $653 million Dawson Complex, which will include the recapitalisation of the existing operation at Moura in central Queensland, Australia, and the establishment of two additional operations on adjacent tenures. This will increase production by 5.7 million tonnes per annum over Moura's existing saleable production of 7 million tonnes per annum. In October, Anglo American and Kumba signed Heads of Agreement that could lead to the development of a major coking coal mine in central Queensland.

In August, Anglo Coal and Eyesizwe announced that they were entering into a 50:50 joint venture to mine the Arnot North coal reserves, known as Mafube Colliery, and mining has commenced. A new opencast operation, the Isibonelo Colliery, is being developed to provide Sasol with 5 million tonnes of coal per annum. Production is due to commence in mid-2005. Anglo Coal and BHP Billiton are jointly investigating the proposed expansion of coal resources in the Western Complex in South Africa.

In Colombia, the approved expansion at Cerrejón from 22 million to 28 million tonnes per annum is on schedule and should be achieved by 2007.

Paper and Packaging
In April, Anglo American's wholly-owned subsidiary Mondi acquired the remaining 30% interest in Frantschach for a total consideration of $390 million. The acquisitions of Copamex's industrial packaging businesses (renamed Mondimex) and Roman Bauernfeind were completed in the first quarter of 2004 and are performing according to expectations, having strengthened Mondi's position in the North American and central European markets respectively.

In November, Mondi announced a major restructuring focused on global product lines, namely Mondi Business Paper and Mondi Packaging. The reorganisation has streamlined and rebranded the existing businesses under the Mondi name, allowing the group to improve its visibility to customers and to reduce its overhead costs.


250 279
200 335
250 554
2002
2003
2004

An ongoing cost savings story US$ million
■ Targeted ■ Achieved


14.6
16.2
16.8
18.8
20.5
23.3
24.9
31.8
30%
25%
20%
15%
10%
5%
0%
Group:20.4% (2004)
Group:17.3% (2003)
Platinum
Industrial Minerals
Gold
Paper and Packaging
Ferrous Metals and Industries
Diamonds
Coal
Base Metals

Improved cash flow returns

Cash flow return is EBITDA divided by average total capital. 100% basis.

Industrial Minerals
In the UK, Anglo Industrial Minerals' new cement plant at Buxton commenced operating in March and is ramping up to full capacity of 800,000 tonnes per annum. The project cost of £110 million was £5 million below budget. In China, the Yang Quarry, situated 140 kilometres from Shanghai and the closest reserve of top-quality asphalt aggregates to China's commercial capital, commenced production at the end of the year. Production will be ramped up during 2005. Following completion of the Goiás project in 2003, Copebrás almost doubled its contribution on the back of buoyant Brazilian fertiliser markets.

Ferrous Metals and Industries
With global steel production surpassing 1 billion tonnes for the first time, the contribution from Ferrous Metals and Industries' operations increased more than fourfold. Regarding Kumba's Hope Downs iron ore project in Australia, which has been the subject of a dispute with a local partner, Kumba is appealing a recent arbitration decision. Subject to Kumba's rights of appeal, the process for determining a fair value, at which the local partner can elect to acquire Kumba's project interest, has commenced. Until Kumba's participation in the project is finally resolved, it continues to perform its contractual obligations in respect of the project.

SAFETY AND SUSTAINABLE DEVELOPMENT
It is with deep regret that we report the deaths of 28 contractors and 21 employees in accidents at our operations during the year. This represented an increase of five deaths compared with 2003, following four years of consistent decline. Such accidents are wholly unacceptable and we will be redoubling our efforts to eliminate them. It was encouraging, however, that the lost time injury frequency rate improved by 23% – which indicates success in embedding safer behaviour at site level.

We have made significant progress in addressing the sustainable development agenda, including launching our Socio-Economic Assessment Toolbox, making strides in improving local business development and initiating a pilot sustainable development risk management process.

SOUTH AFRICA: BLACK ECONOMIC EMPOWERMENT

During the year several developments took place concerning the legislative framework governing the transformation process in South Africa's mining industry. Most notably, the Mineral and Petroleum Resources Development Act, which aims to make transformation effective across a broad front – including human resources and community development, as well as employment equity – came into effect on 1 May 2004. All South African mining operations are focused on the implementation of this Act. Anglo American has submitted a number of applications to convert 'old order' mineral rights into 'new order' rights. The Group hopes to be able to report progress in this regard later in the year.

During the year the South African government confirmed that royalties in terms of the Royalty Bill will become payable only in 2009; a second draft of the Royalty Bill is expected to be unveiled in the future.

We have adopted a comprehensive approach to transformation in South Africa, including the establishment of a Transformation Committee, which has been integrated with all the business units' activities. Procurement remains an important area of focus: over the last year we spent the equivalent of $900 million on business development and the procurement of goods and services from black-owned businesses, up 62% on the previous year.

Mondi South Africa concluded two significant empowerment transactions during 2004. First, in June, a joint venture was formed with Shanduka Resources (formerly MCI Resources) in its integrated newsprint business, with Mondi retaining a 58% interest and, secondly, Mondi disposed of 42% of its $370 million South African packaging businesses to Shanduka, effective 1 January 2005. These empowerment transactions allowed for further interests in the newsprint and packaging businesses to be set aside for broad based participation by Mondi South Africa employees and relevant communities.

DISPOSALS

During 2004 a number of disposals were made. These included Anglo American's 20% stake in Gold Fields Limited for $1.18 billion, the remaining interest in FirstRand Limited for $47 million and the Group's 49% stake in Terra Industries Inc for $255 million. In line with Base Metals' strategy of focusing on fewer, larger, lower cost assets, its 25% stake in Nkomati Nickel was disposed of in February for $37 million and Hudson Bay in Canada was sold for $257 million in December. Anglo American and BHP Billiton have recently announced the sale of their respective 40% and 60% shareholdings in Samancor Chrome for an enterprise value of $469 million. The sale will be effective 1 April 2005, subject to obtaining regulatory approvals.



40%
35%
30%
25%
20%
15%
10%
5%
0%
H1
H2
2001
H1
H2
2002
H1
H2
2003
H1
H2
2004

Gearing Net debt/total capital

OUTLOOK

The outlook for the year ahead is very dependent upon growth prospects for Organisation for Economic Co-operation and Development (OECD) countries and China. While the leading indicators for the OECD currently point to some slowing of industrial output, China continues to grow strongly and will remain a vital market for many of our commodities. On the supply side, global output is generally set to increase and much will depend on the industry maintaining capital discipline in the face of higher commodity prices. A key challenge for the Group will be to continue improving operating efficiencies and cost control against a background of volatile currencies and, in particular, a weak US dollar. In the meantime, Anglo American's geographic and commodity diversity, its significant project pipeline, its disciplined acquisition process and strong cash generation will continue to underpin performance.

OUR EMPLOYEES

At the end of 2004, Bill Nairn retired as technical director. I would like to thank Bill for his long and dedicated service to the Group. He has been succeeded as technical director by Tony Redman, who is also chairman of Anglo Coal, and who has been appointed to the Executive Board. In February 2005, we announced the appointment of Lazarus Zim as chief executive officer and Godfrey Gomwe as chief operating officer of Anglo American Corporation of South Africa. Lazarus will also chair the South Africa Transformation Committee and has joined the Executive Board. Finally, my appreciation and thanks go to all our employees worldwide who, through their hard work and dedication, have helped make this a record year for Anglo American.

A J Trahar
Chief Executive

EXECUTIVE BOARD

The executive board is the key co-ordinating management body. It is responsible for implementing strategies approved by the plc board, monitoring operating results, prioritising allocation of capital, technical and human resources and establishing best management practice.



Left to right: (standing) Russell King, Lazarus Zim, Simon Thompson, and David Hathorn, (seated) Barry Davison, Tony Lea, Tony Trahar, and Tony Redman

TONY TRAHAR
See page 20

BARRY DAVISON
See page 20

TONY LEA
See page 20

DAVID HATHORN
BCom, CA(SA), CFA

42. David qualified as a chartered accountant in 1987 and joined Anglo American Corporate Finance in 1989. From 1993 to 1995, he was finance director of Mondi Europe, became general manager of Mondi Europe in 1996, CEO of Mondi Europe in 2000 and finally chairman and CEO of the Mondi group in 2004. David is a member of Anglo American's Investment Committee and a director of DB Investments.

RUSSELL KING
BA Hons

47. Russell held a variety of business and functional responsibilities in the UK and Australia, with ICI plc. From 1997 to 2001 he was managing director of Orica Consumer Products. He joined Anglo American in July 2001, as executive vice president, group human resources and business development, and is responsible for sustainable development issues.

TONY REDMAN
MSc

56. Tony worked for Anglo American on the Zambian Copperbelt from 1970 to 1974. In 1976, he rejoined Anglo American at Vaal Reefs gold mine before moving to the Anglo Coal division in 1979, where he was appointed managing director in 1996 and chairman in 2002. In January 2005, Tony took up the position of group technical director of Anglo American, retaining the chairmanship of Anglo Coal. Tony is a member of Anglo American's Investment and S&SD Committees.

SIMON THOMPSON
MA

45. Simon joined Minorco in 1995 as head of project finance, moving to São Paulo in 1997, to become president of Minorco Brasil. In 1999, he became CEO of Anglo American's newly formed Zinc Division before being appointed CEO of Anglo Base Metals in 2001. Simon is a member of Anglo American's Investment Committee, is chairman of Anglo Industrial Minerals and Anglo Exploration and a director of AngloGold Ashanti.

LAZARUS ZIM
MComm

44. Lazarus was appointed chief executive of Anglo American Corporation of South Africa Limited (AACSA) on 1 February 2005. He joined AACSA as deputy CEO in 2003. Before joining Anglo American, he was managing director of MTN International where he led all MTN operations outside South Africa. From 1994 to 2001, he held several positions in MIH where he became CEO of MIH South Africa responsible for M-Net, SuperSport, MultiChoice South Africa (DSTV) and Oracle Air Time Sales. He began his career in small business development in the early 1980s.

OPERATING REVIEW

PLATINUM

Business Unit head:
Ralph Havenstein



Contribution to the Group's:
☐ Operating profit before exceptionals
☐ Headline earnings

12%	$537m
9%	$239m

Anglo Platinum's operating profit rose by 24% to $537 million, largely due to improved prices and higher sales volumes. The rise was partially offset by a strong rand, which increased costs in dollar terms.

The average price for all metals sold rose by 25.9% to $1,194 per platinum ounce equivalent, due mainly to higher platinum, rhodium and nickel prices.

Improved smelting recoveries and additional production from new operations helped to increase refined platinum production by 6% to 2.45 million ounces, in spite of a two week strike in October. The strike, safety stoppages and non-achievement of certain efficiency targets meant Anglo Platinum did not contain costs as planned, but cost performance has been encouraging and sustainable improvements are being realised.

Anglo Platinum is confident that demand for platinum will remain robust. However, the continuing strength of the rand may cause further delays in Anglo Platinum's extensive expansion programme.

The platinum price is expected to remain firm during 2005, supported by strong demand. The price of palladium will be determined rather more by Russian supply patterns, even though demand may remain firm.

GOLD

Business Unit head:
Bobby Godsell



Contribution to the Group's:
☐ Operating profit before exceptionals
☐ Headline earnings

6%	$263m
6%	$158m

AngloGold Ashanti's operating profit before exceptional items was 29% lower at $263 million.

The average spot price was $409 per ounce, compared with $363 in 2003. The strengthening of the rand by some 15%, however, meant that the South African gold price enjoyed no benefit.

Gold production rose by 8%, to just over 6 million ounces, reflecting the merger with Ashanti Goldfields, and higher production in Australia and the US. This was offset by the sale of Jerritt Canyon in the US, the closure of Australia's Union Reefs and reduced South African production. Cash costs rose by 25% to $268 per ounce, mainly due to stronger operating currencies and lower grades.

In addition to current growth projects that will maintain AngloGold Ashanti's production profile of some 6.5 million ounces a year through to around 2012, exploration and acquisition will grow the reserve and resource base further, not least in new regions such as Russia, Laos, the Philippines, Mongolia and Central America.

Gold jewellery demand improved in the Middle East, South East Asia and China and was sustained in India. In 2005, much will depend on the dollar's fortunes, with expectations that the gold price will remain around present levels.

DIAMONDS

De Beers managing director:
Gary Ralfe



Contribution to the Group's:
☐ Operating profit before exceptionals
☐ Headline earnings

13%	$586m
14%	$381m

Anglo American's share of De Beers' operating profit increased by 4% over 2003 to $586 million.

Global retail sales of diamond jewellery were about 6% higher than the previous year in local currency and, because of the continued weakening of the dollar, about 8% higher in dollars. Full year sales by The Diamond Trading Company, the marketing arm of De Beers, were $5,695 million, 3% higher than in 2003. Rough diamond prices rose by an average of 14%.

De Beers group diamond production, including joint ventures in Botswana and Namibia, was 47 million carats, 3 million carats (7%) more than in 2003. Debswana's production rose by 2% to over 31 million carats, a new record. At Namdeb, output grew by 28% to nearly 1.9 million carats, including its highest ever level of marine production.

The weakness of the dollar, the currency in which diamonds are sold, has put De Beers' older and more marginal mines in South Africa under continued pressure.

This year is likely to be more challenging for the diamond industry. However, with the industry transformation that has taken place over the last few years, there is growing evidence that diamonds are now beginning to compete favourably with other luxury products.

BASE METALS

Business Unit head:
Simon Thompson



Contribution to the Group's:
☐ Operating profit before exceptionals
☐ Headline earnings

28%	$1,275m
39%	$1,042m

Anglo Base Metals raised operating profits, before exceptional items, by 346% to $1,275 million on the back of record production of copper, nickel, zinc and mineral sands products and significantly higher base metals prices. Strong demand growth and a weakening US currency propelled base metals prices to multi-year highs.

The copper division's operating profit before exceptional items was $1,046 million following record attributable copper production and a higher average copper price.

The nickel, niobium and mineral sands division lifted operating profit to $224 million. Rutile and zircon production grew by 16% and 28% respectively as Namakwa Sands recovered from the after-effects of the mineral separation plant fire in the second half of 2003.

The zinc division made an operating profit before exceptional items of $38 million. During the year, Skorpion mine entered commercial production, achieving 95% of design capacity by year end. In December, Hudson Bay was sold for $257 million.

A weaker dollar and low metals inventories should provide a solid support to dollar-denominated prices. Nonetheless, some base metals markets could move towards balance or even into surplus in the second half as price-induced supply increases gather pace.

FERROUS METALS AND INDUSTRIES

Business Unit head:
Philip Baum



Contribution to the Group's:
☐ Operating profit before exceptionals
■ Headline earnings

20%	$895m
18%	$480m

Ferrous Metals and Industries lifted operating profit before exceptional items by 330% to a record $895 million, with the help of improved prices for iron ore, manganese, ferrochrome, steel and vanadium.

Iron ore producer Kumba, with $205 million operating profit before exceptional items, benefited from an average 19% annual increase in dollar prices from 1 April. Higher output at Scaw Metals saw its operating profit increase to $101 million. Samancor enjoyed improved market conditions and raised the attributable share of its operating profit to $236 million. Highveld Steel had a record year, with an operating profit of $168 million, mainly due to higher prices and increased South African sales volumes. Improved product and contracting results in the Americas and Asia Pacific contributed to Boart Longyear's operating profit of $67 million.

In February 2005, Anglo American and BHP Billiton announced that they had reached agreement for the sale of their respective 40% and 60% shareholding in Samancor Chrome for an enterprise value of $469 million.

Ferrous metals prices may soften in the coming year as Chinese demand for steel slows, and the persistent strength of the rand will continue to affect margins. Ferrous Metals and Industries will continue to reshape its portfolio around core businesses, while it increases iron ore output and improves margins through greater operating efficiencies and cost savings.

COAL

Business Unit head:
John Wallington



Contribution to the Group's:
☐ Operating profit before exceptionals
■ Headline earnings

11%	$487m
13%	$351m

Anglo Coal's operating profit increased by 46% to $487 million. The increase was due mainly to higher export prices and a 3% increase in sales.

Coal demand was strong during 2004 and prices increased markedly. Higher prices and increased production at most mines saw operating profit for South African-sourced coal rise by 83% to $244 million.

Operating profit for the Australian operations fell by 39% to $79 million, mainly as a result of an eight month interruption of production at Moranbah North mine, following a major roof collapse. Hedging reduced some of the adverse effects of the stronger Australian dollar.

Operating profit at the South American operations rose by 134% to $164 million on the back of significant price increases and sales volume growth. Cerrejón continues to expand its operations, and feasibility studies on further expansions at Cerrejón and Carbones del Guasare are under way.

With Moranbah North back in operation, improved production is expected in 2005. Metallurgical coal prices have risen significantly again in negotiations for 2005, and high prices for thermal coals are expected to continue.

INDUSTRIAL MINERALS

Business Unit head:
Robbie Robertson



Contribution to the Group's:
☐ Operating profit before exceptionals
☒ Headline earnings



8% $346m
10% $267m

Operating profit before exceptional items increased by 6% to $346 million. Tarmac's operating profit before exceptional items declined by 3% to $280 million due to challenging market conditions in the UK, after the completion of various large infrastructure projects in 2003. France benefited from a strong housing market, while the Polish and Czech businesses enjoyed better market conditions. Operating profit in Spain improved again, although weak market conditions continued in Germany.

The Middle East business enjoyed another year of substantial growth and the Far East business continued to improve.

Copebrás had an excellent year. Its operating profit increased by 89% to $66 million due to continued strong Brazilian demand for phosphate based fertilisers and higher international prices.

Market conditions in the UK are expected to remain extremely competitive throughout 2005. Tarmac's performance will be underpinned by continuing cost reductions and initiatives to improve customer service. The short term outlook in Germany remains uncertain, while elsewhere in continental Europe fair to healthy market conditions are expected. The local market for fertilisers in Brazil remains buoyant, although there is concern about lower international prices for some agricultural commodities. The new Goiás plant has augmented Copebrás' strong position in the market.

PAPER AND PACKAGING

Business Unit head:
David Hathorn



Contribution to the Group's:
☐ Operating profit before exceptionals
☐ Headline earnings



12% $559m
14% $381m

Operating profit was 15% lower at $559 million. This reflected a significantly tougher trading environment, particularly in the business paper sector, in spite of increased production and cost savings. Dollar-reported results are improved by the translation impact of the stronger euro and rand.

Mondi has restructured its operations into two global product groups, Mondi Packaging and Mondi Business Paper. The balance of the group consists of the South African packaging businesses, European paper merchant Europapier, and the European and South African newsprint businesses.

Mondi achieved $144 million in cost savings and productivity improvements in 2004, offsetting lower prices to a large extent.

Mondi Packaging's operating profit at $284 million was 6% below that of 2003. The adverse impact of stagnant markets was not fully offset by the positive impact of substantial cost savings and profit improvement initiatives achieved in 2004.

Mondi Business Paper's operating profit of $209 million was 29% down on the previous year, despite an increase in total production volumes.

The outlook for paper and packaging prices remains cautious. In 2005, Mondi will continue to focus on product differentiation, capitalising on the recent expansion projects, innovation programmes and cost-reduction initiatives.

EXPLORATION

The Group spent $120 million on exploration in 2004 – $41 million on base metals, $9 million on coal, $14 million on ferrous metals, $43 million at AngloGold Ashanti and $13 million at Anglo Platinum.

Anglo Base Metals concentrated on brownfield exploration near its mines in Chile, Brazil, Ireland, South Africa and Namibia. Drilling identified additional copper resources at El Soldado and Los Bronces in Chile. Other copper exploration took place in Mexico, Peru, the Philippines and Brazil, while zinc exploration focused on India and Australia. Nickel exploration continued around the West Raglan sulphide discovery in northern Quebec as well as in Brazil and Finland.

Anglo Coal's exploration stayed close to existing operations in Australia, Colombia and South Africa. Prospecting for coal-bed methane took place in South Africa and Australia, while the Xiwan project in China's Shaanxi province completed an extensive initial drilling programme.

Anglo Ferrous Metals' exploration activities all related to Kumba, with most expenditure incurred on greenfield and brownfield iron ore exploration in South Africa.

AngloGold Ashanti continued to explore around its mines in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the US. In Asia, the company has an exploration team on the ground in Mongolia, where it is acquiring land positions in several prospective areas, and has set up an exploration office in China. It has also established joint ventures in the Philippines and Laos. In addition, its investment in Trans-Siberian Gold provides opportunities for further growth in Russia. Elsewhere, AngloGold Ashanti is exploring in prospective areas of Peru, Colombia and Alaska and is establishing an exploration base in the north east region of the Democratic Republic of Congo.

Anglo Platinum's efforts focused on exploration in South Africa. Elsewhere, its partners carried out programmes in Canada and Russia, while a joint venture began to explore in the Sichuan province of China.

OUR WIDER RESPONSIBILITIES

During 2004 Anglo American pursued an active programme to align the business more closely with the objective of sustainable development. A head of sustainable development was appointed to bring together safety, health and environment, product stewardship, HIV/AIDS and social issues.

In September 2004, Anglo American was designated as mining sector leader in the Dow Jones Sustainability Index. In May, the Group received the Global Business Coalition on HIV/AIDS Leadership Award. Major developments during the year included:

- joining the UN Global Compact and playing active roles in the Extractive Industries Review and the Extractive Industries Transparency Initiative;
- launching the Anglo American Socio-Economic Assessment Toolbox (SEAT);
- piloting a unique Sustainable Development Risks and Opportunities Assessment methodology;
- launching a drive for greater energy efficiency;
- improving participation in HIV voluntary counselling and testing. Almost 2,200 employees are now on anti-retroviral treatment;
- continuing our work to support grassroots black economic empowerment, including through procurement from companies run by historically disadvantaged South Africans (which rose by over 60% compared with 2003) and small business development.

SOCIAL INVESTMENT

In 2004, Anglo American and its subsidiaries contributed some $47.4 million, 1.1% of pre-tax profit (2003: $38.3 million, 1.5% of pre-tax profit) to charitable causes and social investment, including staff time and gifts in kind. Major causes supported included community development (38%) and education and youth (26%).

In the United Kingdom, key causes supported included higher education, international development charities (e.g. SightSavers, Care, Leonard Cheshire, Transparency International and Engineers without Borders) and environmental initiatives. In South Africa, the Anglo American Chairman's Fund continued to be well regarded for the quality of its programmes, especially in the fields of education and HIV/AIDS. In particular, Anglo American has been pursuing a Community HIV/AIDS Partnership aimed at raising awareness amongst young people and at helping improve public health services in community clinics at selected locations.

At site level, Anglo American operations continued to work closely with local communities on issues such as the provision of a new primary health clinic at Rosh Pinah (Skorpion mine, Namibia), building capacities amongst local farmers (Chagres smelter, Chile), facilitating community access to water (Anglo Platinum, Mokopane), supporting HIV prevention programmes (Boart Longyear, China) and training programmes for disadvantaged young people (Scaw Metals, South Africa). ■

Right: Adding economic value to the societies in which Anglo American operates is central to the Group's approach to sustainable development. This is not only through the process of extracting or processing natural resources but also through the multiplier effects of wages and taxes, payments to governments and suppliers and returns to investors.


338
224
266
1,539
2,803

Employees $m
Australia/Asia
South America
North America
Europe
Africa


1,177
527
711
5,170
14,435

Distribution of economic benefits $m
Suppliers
Employees
Dividends
Interest
Company tax


730
1,073
463
6,293
5,876

Suppliers $m
Australia/Asia
South America
North America
Europe
Africa

ENERGY

ENERGY CLIMATE CHANGE

Anglo American's operations are intensive users of energy and major emitters of greenhouse gases (GHGs). The prospect of increasing energy prices and of the imposition of regulatory costs on greenhouse gas emissions therefore constitute both a major risk and a significant opportunity.

Using energy more efficiently is the first step in both energy and emissions management. During 2004, the Technical Division, with the Rocky Mountain Institute, conducted an Energy Technology Pilot Project. This underlined that many site-local cost-effective energy efficiency options exist, including co-generation, heat recovery, motor and pump replacement and improving or eliminating the use of compressed air. Business units are now working on engineering proposals for the most attractive potential projects.

Anglo American is also addressing GHG emissions through the incorporation of cost of carbon estimates into the appraisal of new investment proposals. The procedure aims to ensure that potential future carbon costs and benefits are assessed so that investment proposals recognise the likelihood of these costs and benefits and to assess the financial viability of alternative technologies and processes.

The Group is also seeking to reduce emissions at existing operations. At Anglo Coal Australia, methane is drained from some mines, obtaining credits from the New South Wales GHG Abatement Scheme. Other opportunities exist through the Clean Development Mechanism (CDM), a Kyoto incentive to invest in emissions-reduction technology in developing countries. To help identify CDM projects, Anglo American has introduced a CDM Screening Tool. Existing CDM projects continue to make progress, including at Codemin in Brazil and, in South Africa, the Richards Bay paper plant and Highveld's TransAlloys subsidiary. ■

SOCIO-ECONOMIC IMPACTS

SOCIO-ECONOMIC IMPACTS IMPROVED

At the end of 2003, the Anglo American Socio-Economic Assessment Toolbox (SEAT) was launched as a unique exercise in building capacity at site level in the more effective management of local social and economic impacts. The SEAT process enables operations to better understand their existing 'footprint'; suggests the most culturally appropriate means of engaging with relevant communities; and then provides guidance on how to implement improvements. Among the 22 tools is guidance on best practice in local business development, assessing human capital, establishing partnerships, improving the quality of community investment and in planning for the social dimension of mine closure.

The Toolbox was initially developed through three pilot projects at Anglo American operations. During 2004, almost 100 managers were trained in the implementation of SEAT. Twelve assessments were completed during 2004 in Chile, Venezuela, South Africa and Zimbabwe. A further 22 are in train and are expected to have been completed during this year. At least 12 further assessments are already planned for 2005.

The SEAT Assessments are helping to build a greater understanding of community needs, of potential sources of friction or distrust, how core business activities can be improved to maximise community development and how our operations can partner with others to underpin sustainable livelihoods.

During 2004, a parallel toolbox was developed to aid our exploration teams to improve their interactions with the local communities where they work. This will be tested in the field during 2005. ■

SAFETY

SAFETY ZERO TOLERANCE TARGET ZERO

Safety has been a clear priority for Anglo American, especially since the Group adopted its OTTO – zero tolerance target zero – programme. Significant progress has been made in embedding a safety culture and in reducing the level of injuries at work.

In 2004, tragically, 21 employees and 28 contractors died in accidents at Anglo's managed operations – a total of 49. This was an increase of five over 2003 and follows four years of consistent decline. There was, however, a significant improvement in the lost time injury frequency rate, which fell by 23% for the year and by 71% over the last four years.

Anglo American has an absolute commitment to the elimination of injuries through initiatives like the Safety Golden Rules, the Chief Executive's Safety Award and emphasis on the importance of 'visible felt leadership'. The Group is seeking to develop a culture in which all its workforce work safely and also keep an eye on their workmates to check that they too are working safely. The Company intends to increase the focus on safety standards and training, particularly amongst contractors and on leading indicators such as 'near hits' as a means of pre-empting unsafe conduct.

The Group's confidence that safety performance can be significantly improved through consistent management focus and employee involvement is reinforced by the experience of Tarmac. In 2004, its UK operations received the Quarry Products Association premier safety award. 89% of Tarmac operations had no lost time injuries (LTIs) during the year. Across the Tarmac group there were 114 LTIs for the year compared with 159 in 2003. ■

Further information on safety and sustainable development is available at **www.angloamerican.co.uk** and in the *2004 Report to Society*

THE BOARD

Executive



TONY TRAHAR
BComm, CA (SA)
55, is chief executive and has been with the Group since 1974. He is chairman of the Executive Board (Exboard), and a member of the Safety & Sustainable Development (S&SD) Committee. Tony Trahar's other directorships include AngloGold Ashanti, Anglo Platinum and DB Investments.



BARRY DAVISON
BA
59, is a member of Exboard, the S&SD Committee and chairman of Anglo Platinum. In 1986, he joined the board of Anglo American Corporation of South Africa Limited (AAC). He was chief executive of Anglo Platinum from 1988-2003. He is chairman of Ferrous Metals and Industries and a director of Kumba, Nedcor and Samancor.



TONY LEA
BA Hons
56, is finance director and has been with the Group since 1972. He became a director of Minorco in 1985. Tony Lea is a member of Exboard and chairs the Investment Committee. He is also a director of DB Investments and AngloGold Ashanti. He will relinquish his role as finance director with effect from 31 August 2005 but will remain on the board until 31 December 2005.

Non-executive



SIR MARK MOODY-STUART KCMG
PhD, MA, FGS
64, was appointed a non-executive director on 17 July 2002 and non-executive chairman on 1 December 2002. He also sits on the S&SD and Nomination Committees. He is a director of The Shell Transport and Trading Company plc, HSBC Holdings plc and Accenture Ltd. Sir Mark was a member of the UN Secretary-General's Advisory Council for the Global Compact from 2001 to 2004.



ROB MARGETTS CBE
BA, FREng
58, is the senior independent non-executive director, chairman of the Remuneration Committee and a member of the Audit and Nomination Committees. He is the non-executive chairman of Legal & General Group Plc and The BOC Group plc and was formerly vice chairman of ICI PLC. Rob Margetts is also chairman of the UK Natural Environment Research Council and a member of the UK Council for Science and Technology.



DAVID CHALLEN CBE
MA, MBA
62, is chairman of the Audit Committee and a member of the Remuneration Committee. He is currently vice chairman of Citigroup European Investment Bank and a non-executive director of Smiths Group plc. Previously he was chairman of J. Henry Schroder & Co. Limited, where he spent most of his professional career. He is currently a member of the UK's Takeover Panel.



DR CHRIS FAY CBE
BSc, PhD, FREng, FRSE, FICE, FEI
59, is a former chairman of Shell UK. Chris Fay chairs the S&SD Committee and is a member of the Remuneration and Audit Committees. He is a non-executive director of BAA plc and Stena International b.v. and non-executive chairman of Expro International Group PLC and Tuscan Energy Group Limited. He is a former chairman of the British government's Advisory Committee on Business and the Environment.



BOBBY GODSELL
MA
52, is a member of the S&SD Committee and has been with the Group since 1974. He is chief executive of AngloGold Ashanti, and chief executive of its predecessor company, AngloGold, since 1998. He is the past president of South Africa's Chamber of Mines and a former director of Standard Bank Investment Corporation.



GÖRAN LINDAHL
MSc, DSc, PhD
59, is a member of the S&SD Committee. He is a non-executive director of IKEA and Sony and a co-chairman of Nanomix, Inc. He is a former chairman of the Alliance for Global Sustainability and a former special adviser to the UN Secretary-General. He was president and chief executive officer of ABB from 1997 until the end of 2000. Göran has indicated that he will retire from the board at the forthcoming AGM.



DR MARIA SILVIA BASTOS MARQUES
BA, PhD
48, is a member of the S&SD Committee. She is currently a partner in the corporate finance consultancy MS & CR2 Finanças Corporativas Ltda. Maria Silvia has held non-executive directorships in Petroleo Brasileiro SA, Companhia Vale do Rio Doce and is currently a non-executive director of Companhia Souza Cruz SA, Pão de Açúcar and Embratel.



NICKY OPPENHEIMER
MA
59, is a member of the Nomination Committee. He joined the Group in 1968 and subsequently became an executive director and a deputy chairman of AAC. He became deputy chairman of De Beers Consolidated in 1985 and has been chairman of De Beers since 1998.



FRED PHASWANA
BComm, MA
60, is chairman of the Nomination Committee and a member of the Remuneration and Audit Committees. He is currently chairman of Transnet and a director of Naspers and was previously BP regional president: Africa, a director of BP Oil (Benelux), an associate president of BP Netherlands and chairman and chief executive of BP Southern Africa. His other appointments include the South African Institute of International Affairs and the South African National Energy Association.



SIR DAVID SCHOLEY CBE
69, is a member of the S&SD and Nomination Committees. He is the chairman of Close Brothers Group, a director of Vodafone Group and Chubb Corporation and an adviser to UBS. He was formerly a non-executive director of the Bank of England and a governor of the British Broadcasting Corporation. Sir David has indicated that he will retire from the board at the forthcoming AGM.



PROFESSOR KAREL VAN MIERT
Graduate in Diplomatic Sciences
62, is a member of the Audit and Nomination Committees. He is currently a member of the supervisory boards of German utility RWE, Philips NV, Munich Re and Wolters-Kluwer. He is also a member of the advisory boards of Goldman Sachs, Eli Lilly and Rabobank. He was previously President of Nyrenode University, Netherlands Business School, a member of the European Parliament from 1979 to 1985 and a member of the European Commission from 1989 to 1999.

SUMMARY DIRECTORS' REPORT
FOR THE YEAR ENDED 31 DECEMBER 2004

INTRODUCTION

The directors present to shareholders their summary financial statements for the year ended 31 December 2004. The summary financial statements do not constitute the statutory financial statements as they do not contain sufficient information to allow as full an understanding of the results of the Group and the state of affairs of the Company or of the Group, and of its policies and arrangements concerning directors' remuneration, as is provided by the full Annual Report.

The full financial statements, directors' report and report of the auditors (which is unqualified) are included in a separate document entitled Annual Report 2004, which is available to shareholders free of charge. Shareholders who wish to obtain a copy for this and future years should contact the Company's Registrars, Lloyds TSB Registrars or the South African Transfer Secretaries, Ultra Registrars, as appropriate. The full Annual Report of Anglo American plc comprises the aforementioned Annual Report 2004, this Annual Review and the booklet containing the Notice of Annual General Meeting (AGM) and other shareholder information.

BUSINESS ACTIVITIES AND DEVELOPMENT

Reports by the chairman and the chief executive on the performance for the year and the future development of the Group's businesses are included at the beginning of this document. Events announced after the year end are referred to in the Annual Report.

DIVIDENDS

Anglo American paid an interim dividend of 19 US cents per share on 21 September 2004. The directors recommend a final dividend of 51 US cents per share. Subject to approval by members at the AGM, the final dividend will be paid on 29 April 2005 to shareholders on the register on 11 March 2005.

ANNUAL GENERAL MEETING

The AGM will be held at The Conference Centre, Church House, Dean's Yard, London SW1P 3NZ at 11:00 am on Wednesday, 20 April 2005. The full notice of AGM is contained in the enclosed booklet.

As part of the routine AGM business, shareholders will be asked to approve the directors' remuneration report and, as special business, to renew the directors' existing authorities to allot ordinary shares and to make market purchases of ordinary shares. In addition to the re-election of those directors retiring by rotation, and upon the recommendation of the board, shareholders will also be asked to elect Messrs Hathorn, Médori, Thompson and Alexander as directors as explained in further detail in the Chairman's questions and answers on page 3.

SUMMARY CORPORATE GOVERNANCE REPORT

Throughout the year ended 31 December 2004 the Company has been in compliance with the provisions set out in Section 1 of the Combined Code on Corporate Governance issued by the Financial Reporting Council. The directors are satisfied that there is an ongoing process of internal control for identifying, evaluating and managing the significant risks faced by the Group.

The directors, their responsibilities and the current membership of the principal committees of the board are set out on pages 20 and 21. Following the retirement of W A Nairn as a director on 31 December 2004, the board currently comprises three executive directors and eleven non-executive directors, eight of whom are independent according to the definition contained in the Combined Code. The independent directors are Sir Mark Moody-Stuart, D J Challen, F T M Phaswana, Professor K A L M Van Miert, Dr C E Fay, G Lindahl, R J Margetts and Dr M S B Marques. R J Margetts is the senior independent non-executive director. The other non-executive directors are Sir David Scholey, R M Godsell and N F Oppenheimer. Sir David Scholey and G Lindahl have indicated that they will retire from the board at the AGM in April.

The board has concluded that Dr Fay and Messrs Godsell, Margetts and Oppenheimer should continue as non-executive directors, notwithstanding that they have served for six years, for the reasons explained in the full Corporate Governance Report set out in the Annual Report.

During the year the Nomination Committee managed the process of the selection and appointment of R Médori, with effect from 1 June 2005, who will succeed A W Lea as Finance Director on 1 September 2005, and the proposed elections at the AGM of D A Hathorn and S R Thompson as executive directors and R C Alexander as a non-executive director.

With effect from 24 February 2004, Dr M S B Marques became a member of the Safety & Sustainable Development Committee (formerly the Safety, Health and Environment Committee).

During the year the Audit Committee, in addition to its review of, inter alia, financial statements and related documents, reviewed the Group's progress towards the implementation of the new International Financial Reporting Standards and also reviewed the verification methods for calculating ore reserves and mineral resources at the Group's various operations.

Details of the remuneration policy and of the remuneration of the directors are given in the remuneration report in the Annual Report and a summary of this report is set out on pages 25 to 28. The Company values its dialogue with both institutional and private investors. For the benefit of private investors in particular, Anglo American has produced this short-form Annual Review which contains the information believed to be of most interest to them.

The Company has commenced implementation of a whistleblowing programme throughout its managed operations. The programme is in line with the Public Interest Disclosure Act 1998 to enable employees, customers, suppliers, managers or other stakeholders on a confidential basis, to raise concerns in cases where they believe they have discovered malpractice or impropriety.

The board performance evaluation process resulted in a number of changes being made to board agenda items and informal meetings of directors being held.

22 February 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2004

US$ million	Before exceptional items 2004	Exceptional items 2004	2004	Before exceptional items 2003	Exceptional items 2003	2003
Group turnover including share of joint ventures and associates	31,795	–	31,795	24,909	–	24,909
Less: Share of joint ventures' turnover	(1,195)	–	(1,195)	(1,060)	–	(1,060)
Share of associates' turnover	(5,670)	–	(5,670)	(5,212)	–	(5,212)
Group turnover – subsidiaries	24,930	–	24,930	18,637	–	18,637
Operating costs	(21,869)	25	(21,844)	(16,740)	(286)	(17,026)
Group operating profit – subsidiaries	3,061	25	3,086	1,897	(286)	1,611
Share of operating profit of joint ventures	446	–	446	247	–	247
Share of operating profit of associates	1,065	(117)	948	748	–	748
Total operating profit	4,572	(92)	4,480	2,892	(286)	2,606
Profit on disposal of fixed assets	–	520	520	–	386	386
Profit on ordinary activities before interest	4,572	428	5,000	2,892	100	2,992
Investment income	345	–	345	308	–	308
Interest payable	(704)	–	(704)	(614)	(13)	(627)
Profit on ordinary activities before taxation	4,213	428	4,641	2,586	87	2,673
Tax on profit on ordinary activities	(1,280)	1	(1,279)	(749)	13	(736)
Profit on ordinary activities after taxation	2,933	429	3,362	1,837	100	1,937
Equity minority interests	(449)	–	(449)	(339)	(6)	(345)
Profit for the financial year	2,484	429	2,913	1,498	94	1,592
Equity dividends to shareholders	(1,007)	–	(1,007)	(766)	–	(766)
Retained profit for the financial year	1,477	429	1,906	732	94	826
Headline earnings for the financial year[1]			2,689			1,694
Basic earnings per share (US$):						
Profit for the financial year			2.03			1.13
Headline earnings for the financial year			1.88			1.20
Diluted earnings per share (US$):						
Profit for the financial year			1.96			1.10
Headline earnings for the financial year			1.81			1.17
Dividend per share (US cents)			70.0			54.0
Basic number of shares outstanding[2] (million)			1,434			1,415
Diluted number of shares outstanding[2] (million)			1,500			1,478

[1] *Headline earnings are $2,689 million. Headline earnings are calculated as follows: profit for the financial year of $2,913 million, adding back operating exceptional charges of $92 million,* goodwill amortisation of $221 million less non-operating exceptional gains of $520 million and related tax and minority interests of $17 million.

[2] Basic and diluted number of shares outstanding represent the weighted average for the year.

The impact of acquired and discontinued operations on the results for the year is not material.

SUMMARY CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2004

US$ million	2004	2003 (as restated)[1]
Fixed assets		
Intangible assets	2,590	2,267
Tangible assets	31,155	24,379
Investments in joint ventures and associates	5,842	6,434
Other investments	889	772
	40,476	33,852
Current assets		
Stocks	3,401	2,744
Debtors	5,668	4,383
Current asset investments and cash at bank and in hand	2,661	2,126
	11,730	9,253
Creditors due within one year		
Short term borrowings	(3,333)	(4,094)
Other current liabilities	(6,820)	(5,224)
Net current assets/(liabilities)	1,577	(65)
Total assets less current liabilities	42,053	33,787
Creditors due after one year		
Long term borrowings	(7,449)	(6,665)
Provisions for liabilities and charges	(4,986)	(3,954)
Equity minority interests	(4,445)	(3,396)
Non-equity minority interests	(175)	–
Total shareholders' funds (equity)	24,998	19,772

[1] The Group has adopted Urgent Issues Task Force (UITF) abstract 38 'Accounting for ESOP trusts'. As required by this abstract, own shares held by employee trusts have been reclassified from other investments and are now recorded as a reduction in shareholders' funds. This change has been accounted for as a prior year adjustment and previously reported figures have been restated accordingly. The impact of adopting this abstract is to reduce net assets and shareholders' funds by $622 million at 1 January 2004 (1 January 2003: $630 million).

The financial statements, including the summary financial statements, were approved by the board of directors on 22 February 2005 and signed on its behalf by A J Trahar, chief executive, and A W Lea, finance director.

SUMMARY CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2004

US$ million	2004	2003
Net cash inflow from operating activities	4,773	3,184
Dividends from joint ventures and associates	408	426
Returns on investments and servicing of finance	(512)	(558)
Taxation	(478)	(707)
Capital expenditure and financial investment	(2,857)	(2,337)
Acquisitions and disposals	1,099	(1,285)
Equity dividends paid to Anglo American shareholders	(818)	(741)
Cash inflow/(outflow) before management of liquid resources and financing	1,615	(2,018)
Management of liquid resources	456	182
Financing	(1,169)	1,785
Increase/(decrease) in cash in the year	902	(51)

SUMMARY REMUNERATION REPORT
FOR THE YEAR ENDED 31 DECEMBER 2004

This is a summary of the full remuneration report contained in the Annual Report, copies of which may be obtained free of charge from the Company's Registrars or South African Transfer Secretaries, or may be viewed on, or downloaded from, Anglo American's website, www.angloamerican.co.uk

REMUNERATION COMMITTEE

Anglo American has a Remuneration Committee (the Committee) consisting of non-executive directors, chaired by R J Margetts, which is responsible for considering and making recommendations to the board on executive and senior management remuneration policy, specific remuneration packages for executive directors and the design and operation of the Company's share incentive schemes.

REMUNERATION POLICY FOR EXECUTIVE DIRECTORS

Each executive director's total remuneration consists of salary, annual bonus, long term incentives and benefits. The basic salary of the executive directors is reviewed annually and is targeted at the median of companies of comparable size, market sector, business complexity and international scope. Company performance, individual performance and changes in responsibilities are also taken into consideration in setting salary levels at the end of each year. An appropriate balance is maintained between fixed and performance-related remuneration, and between elements linked to short term financial performance and those linked to longer term shareholder value creation. Assuming on-target performance, the Committee's policy is that around 50% (around 60% for the CEO) or more of total executive director remuneration is performance-related. In 2004, on average, 64% of executive directors' actual remuneration was performance-related.

BONUS SHARE PLAN

Shareholders approved the introduction of the new Bonus Share Plan (BSP) at the AGM in 2004 and all executive directors are eligible to participate in the BSP. The BSP was operated for the first time during 2004. The BSP requires executives to invest a significant proportion of their remuneration in shares, thereby more closely aligning their interests with those of shareholders, and encourages management at all levels to build up a meaningful personal stake in the Company.

Awards under the BSP are made annually and consist of three elements: a performance-related cash element, an equal amount as a conditional award of Bonus Shares and an additional performance-related element in the form of Enhancement Shares.

The value of the bonus is calculated by reference to achievement against annual performance targets (including measures of corporate and, where applicable, business unit performance, as well as the achievement of specific individual objectives). For executive directors, the corporate element is based on stretching Earnings per Share (EPS) targets. In 2004, the EPS targets were met in full. It is the Committee's usual policy to base 70% of each annual bonus award on the corporate or business unit measure, and the remaining 30% on key individual performance measures. The level of bonuses is reduced if certain safety improvement targets are not met.

The Committee will review measures annually to ensure they remain appropriate and sufficiently stretching in the context of the economic and performance expectations for the Company and its operating businesses.

In the case of executive directors and top-tier management, half of the bonus will be paid in cash. The cash element would not normally exceed 75% of salary for the CEO and 60% of salary for other executive directors.

The other half of the bonus is in the form of a conditional award of Bonus Shares equal in value to the cash element. To encourage retention, these Bonus Shares will only vest if the participant remains in employment with the Group until the end of a three year holding period, or is, in the view of Remuneration Committee, deemed to be a 'good leaver'.

In order to provide continuing medium term performance focus, executive directors will also receive an award of conditional Enhancement Shares at the same time as the award of Bonus Shares. The maximum potential value of these Enhancement Shares is 75% of the face value of the Bonus Shares (i.e. in the case of the CEO, a maximum of 56.25% of base salary). These awards will vest after three years only to the extent that a challenging performance condition (based on EPS growth) has been met.

On a change of control of the Company, Bonus Shares will be released and Enhancement Shares will vest, but only to the extent that the applicable performance conditions have been satisfied.

The BSP is not pensionable.

OTHER LONG TERM INCENTIVE PLANS

No awards were made to executive directors under the old deferred bonus plan during 2004.

No share options were granted to executive directors under the Employee Share Option Scheme (ESOS) in 2004. In 2005, participation in the BSP will be extended to other tiers of management globally (circa 1,300 individuals), who will thereafter cease to receive share option grants under the ESOS.

Conditional Long Term Incentive Plan (LTIP) awards continue to be made annually to executive directors. These awards are discretionary and are considered on a case-by-case basis. Awards under the LTIP in 2004 were increased from 120% to 160% of basic salary for the CEO and from 100% to 130% of basic salary for the other executive directors in order to maintain market competitiveness and to reflect the rebalanced incentive structure.

Vesting of LTIP awards made during 2004 is subject to the achievement of two stretching performance measures relating to Total Shareholder Return (TSR) and to an operating measure, Return on Capital Employed (ROCE), over a fixed three year period. For awards made in 2004 and thereafter, half of each award made to an executive director is subject to a Group TSR measure and half is subject to a Group ROCE measure. There will be no retesting of performance. These performance measures were chosen on the basis that they clearly foster the creation of shareholder value.

The vesting of that part of the LTIP award contingent upon TSR performance varies according to the Company's TSR over the performance period, relative to a weighted basket of international natural resource companies (the Index). For awards made in 2004, the companies constituting the Index were as follows:

SUMMARY REMUNERATION REPORT
CONTINUED

	Mining	Paper and Packaging	Industrial Minerals
Category weighting	71%	17%	12%
Comparator companies	BHP Billiton plc Companhia Vale do Rio Doce Freeport McMoRan Copper & Gold Inc Kumba Resources Limited Noranda Inc Rio Tinto plc Teck Cominco Limited WMC Resources Limited Xstrata plc	M-real Corporation Sappi Limited SCA David S. Smith (Holdings) plc Stora Enso Oyj UPM-Kymmene Group	Aggregate Industries plc CRH plc Hanson plc RMC Group plc

The LTIP closely aligns the interests of shareholders and executive directors by rewarding superior shareholder and financial performance and by encouraging executives to build up a shareholding in Anglo American plc.

In the event of a change of control of the Company, the number of shares that vest under the LTIP will be calculated by reference to the extent to which the applicable performance conditions have been met at the time of the change of control.

Within five years of their appointment, executive directors are expected to acquire a holding of shares with a value of two times' basic salary in the case of the chief executive and one times' basic salary in the case of other executive directors.

PERFORMANCE GRAPH

The graph shows the Company's TSR performance from 1 January 2000, against the TSR performance of the FTSE 100 Index, chosen as being a broad equity market index consisting of companies of comparable size and complexity to Anglo American plc. In drawing this graph, it has been assumed that all dividends paid have been re-invested. This graph has been produced in accordance with the requirements of Schedule 7A to the Companies Act 1985.



150
125
100
75
50
25
0
2000
2001
2002
2003
2004
FTSE 100 Index
Anglo American plc

PENSIONS

The amounts paid into defined contribution pension schemes by Anglo American plc in respect of the directors who served during 2004 totalled £521,000 (2003: £479,000), excluding supplementary voluntary pension contributions. Two of the executive directors are members of defined benefit pension schemes. The Remuneration Committee is considering UK pension arrangements in light of the new UK pensions regime which will apply from April 2006. Further details will be disclosed in the 2005 remuneration report.

EXECUTIVE DIRECTORS' SERVICE CONTRACTS

In order properly to reflect their spread of responsibilities, all the executive directors, with the exception of A W Lea, who is employed by Anglo American International (BVI) Limited, have contracts with Anglo American International (IOM) Limited and with Anglo Operations Limited. The salaries under these contracts are payable in sterling and/or South African rand as appropriate. The employment contracts of all executive directors are terminable at 12 months' notice by either party and each contains a provision that sets out the compensation payable in lieu of notice if the Company terminates the contract (other than for cause) or the director resigns in circumstances where there has been a material adverse change in role, responsibilities or remuneration. Compensation is based on the value of 12 months' basic salary, target annual bonus for 12 months and the annual value of benefits. In light of current best practice guidelines, the Committee has determined that liquidated damages clauses will not be included in service contracts for new appointments to the board. The service contracts of executive directors do not provide for any enhanced payments in the event of a change of control of the Company.

NON-EXECUTIVE DIRECTORS' REMUNERATION AND SERVICE CONTRACTS

Non-executive director remuneration is set at a level which is sufficient to attract and retain world-class non-executive talent and which is consistent with recognised best practice. Non-executive directors may not participate in the Company's Bonus Share Plan, share option schemes, LTIP or pension arrangements. The board reviews non-executive directors' fees periodically to ensure they remain market-competitive. All non-executive directors have letters of appointment with Anglo American plc for an initial period of three years from their date of appointment, subject to re-election at the AGM.

REMUNERATION OUTCOMES DURING 2004

DIRECTORS' EMOLUMENTS

The fees and other emoluments paid to non-executive directors during the year ended 31 December 2004 amounted to £1,602,000 (2003: £1,355,000). Emoluments paid to executive directors, and their share interests, were as follows:

	Year ended 31 December 2004						2003
Executive directors[1]	Basic salary[2] £000	Basic salary sacrificed into International Approved Pension Scheme[2] £000	Benefits in kind[3] £000	Annual performance bonus[4][5] £000	Payments on retirement[6] £000	Total £000	Total £000
A J Trahar (chief executive)	801	89	53	601	–	1,544	1,424
B E Davison	423	47	27	195	–	692	603
A W Lea	510	–	23	214	–	747	689
W A Nairn	378	42	35	181	21	657	567

	Year ended 31 December 2004	Interest at 31 December 2004					
Executive directors	Gains on share options/incentives £000	Beneficial share interests	Anglo American Share Options[7][8][9]	LTIP Awards[10]	BSP Bonus Shares[11]	BSP Enhancement Shares[11]	Deferred bonus plan[12]
A J Trahar (chief executive)	–	90,985	603,512	295,286	49,570	37,178	56,984
B E Davison	–	32,299	239,000	129,820	12,705	9,529	8,279
A W Lea	546	71,785	210,780	142,164	16,914	12,686	22,393
W A Nairn	–	40,641	196,029	72,122	–	–	13,911

(1) Subsequent to their retirement from the board, L Boyd and M W King continue to hold non-executive directorships with certain listed subsidiaries of the Group. They received fees of £29,000 and £21,000 respectively for the provision of these services during the year.

(2) Since A J Trahar, B E Davison and W A Nairn had no provision for past service in respect of their sterling-denominated pension fund, their employing company has contractually agreed that supplementary pension contributions should be made to the Anglo American plc International Approved Pension Scheme in return for these executives giving up their right to part of their future basic salary. The table above shows these amounts, which are £89,000, £47,000 and £42,000 respectively.

(3) Each director received a car allowance or a fully expensed car and a limited amount of personal taxation/financial advice. All directors, with the exception of W A Nairn, also received medical insurance and death and disability insurance. A J Trahar, A W Lea and W A Nairn received club membership; in addition, A J Trahar received a housing loan subsidy.

(4) The 2004 bonus represents the cash element of the Bonus Share Plan payable in 2005. The share elements under this scheme for 2004 will be awarded during 2005.

(5) The value of the bonus under the Bonus Share Plan is calculated by reference to measures of both corporate performance (based on stretching EPS targets) as well as the achievement of specific individual objectives. In 2004, the EPS targets were met in full. Half of the bonus is paid in cash and the other half takes the form of a conditional award of Bonus Shares equal in value to the cash element (see footnote 11 below).

(6) On retirement at 31 December 2004, W A Nairn received payment for accumulated untaken leave of £19,000 and an award to mark completion of 40 years of service of £2,000 .

(7) No share options were granted to executive directors during the year, although 100,828 options were exercised by executive directors in 2004. B E Davison exercised his remaining 38,325 Anglo Platinum share options during the year. R M Godsell also has 224,300 share options in AngloGold Ashanti.

(8) The exercise of options under the ESOS is subject to Anglo American's EPS (based on the Company's headline earnings measure) increasing by at least 6% above the UK Retail Price Index over a three-year period. The EPS growth requirement takes account of the cyclical nature of the natural resources business.

(9) In addition, at 31 December 2004, A J Trahar and W A Nairn held 5,000 and 82,000 roll-over options respectively.

(10) 211,254 conditional awards of shares were made to executive directors under the LTIP during the year. The vesting of those LTIP awards is subject to the achievement of stretching performance measures relating to TSR and ROCE. In 2004, 99,773 awards vested to executive directors under the first LTIP scheme. The outcome on the Group ROCE element of the 2001 LTIP was 61.7% and on the TSR element 54%. Thus the average vesting level for those directors with a 50% Group ROCE, 50% TSR split was 57.9%.

(11) 79,189 Bonus Shares and 59,393 Enhancement Shares were conditionally awarded to executive directors under the Bonus Share Plan during 2004 (in respect of 2003 performance). Bonus Shares vest if the executive director remains in employment with the Group until the end of the three-year holding period. The Enhancement Shares will vest to the extent that challenging EPS performance conditions are met.

(12) No further awards were made to executive directors under the Deferred Bonus Plan during the year. 29,284 awards vested to the executive directors during the year.

SUMMARY REMUNERATION REPORT
CONTINUED

INDEPENDENT REMUNERATION REPORT REVIEW

This letter reports on the results of the review carried out by Mercer Human Resource Consulting Limited of the processes followed by the Anglo American Remuneration Committee (the Committee) that support the Remuneration Report for the financial year 2004. Mercer undertook the review at the request of the Chairman of the Committee in order to provide shareholders with assurance that the remuneration processes followed are appropriate and that the Committee has complied with the policies set out in the Remuneration Report.

In order to reach our opinion, we reviewed the Committee's Terms of Reference and the minutes of its meetings held during the year as well as material presented to the Committee for its review. We also interviewed the Chairman and Secretary of the Committee. Our review was not intended to audit the compensation data set forth in the Remuneration Report or to evaluate the merits of Anglo American's remuneration programme.

Based on our review, Mercer is of the opinion that the process followed by the Committee during 2004 was fully consistent with its Terms of Reference and that the decisions taken by the Committee were in line with the principles set out in the Remuneration Report. It continues to be our view that the Committee takes a suitably robust approach to its work. We would note in particular the changes to long term incentive arrangements which have been proposed in response to dialogue held with institutional investors.

We note that the Committee has refined its modus operandi each year, taking into account any comments we have made in our reviews. As a result, we believe that the Committee is exemplary in its conduct, decision-making and reporting.

The members of the Committee are regularly updated on executive compensation and corporate governance matters.

Further detail regarding the Mercer review is included in a letter of this date addressed to the Committee's chairman, which we understand will be made available on the Company's website.

Mark Hoble
Mercer Human Resource Consulting Limited
Dexter House
2 Royal Mint Court
London EC3N 4NA
25 January 2005

INDEPENDENT AUDITORS' STATEMENT
TO THE MEMBERS OF ANGLO AMERICAN plc

We have examined the summary financial statements which comprise the summary directors' report, summary corporate governance report, consolidated profit and loss account, summary consolidated balance sheet, summary consolidated cash flow statement and summary remuneration report.

This report is made solely to the Company's members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, for our audit report or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for preparing the Annual Review in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary financial statements with the full annual accounts, the directors' report and the directors' remuneration report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review as described in the contents section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statements.

BASIS OF OPINION

We conducted our work in accordance with bulletin 1999/6 'The Auditors' Statement on the Summary Financial Statement' issued by the United Kingdom Auditing Practices Board.

OPINION

In our opinion, the summary financial statements are consistent with the full annual accounts, the directors' report and the directors' remuneration report of Anglo American plc for the year ended 31 December 2004 and comply with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London

22 February 2005

KEY FINANCIAL DATA

US$ million (unless otherwise stated)	2004	2003[1]	2002[1]	2001[1][2]	2000[1][2]	1999[1][2]
Group turnover including share of joint ventures and associates	31,795	24,909	20,497	19,282	20,570	19,245
Less: Share of joint ventures' turnover	(1,195)	(1,060)	(1,066)	(1,109)	(1,590)	(1,720)
Share of associates' turnover	(5,670)	(5,212)	(4,286)	(3,387)	(4,156)	(5,947)
Group turnover – subsidiaries	24,930	18,637	15,145	14,786	14,824	11,578
Operating profit before exceptional items	4,572	2,892	3,332	3,298	3,479	2,141
Operating exceptional items[3]	(92)	(286)	(81)	(513)	(433)	–
Total operating profit[3]	4,480	2,606	3,251	2,785	3,046	2,141
Non-operating exceptional items[3]	520	386	64	2,148	490	410
Net interest (expense)/investment income	(359)	(319)	(179)	130	308	265
Profit on ordinary activities before taxation	4,641	2,673	3,136	5,063	3,844	2,816
Taxation on profit on ordinary activities	(1,280)	(749)	(1,042)	(1,247)	(1,143)	(538)
Taxation on exceptional items	1	13	(3)	(147)	–	18
Equity minority interests	(449)	(345)	(528)	(584)	(818)	(758)
Profit for the financial year	2,913	1,592	1,563	3,085	1,883	1,538
Headline earnings	2,689	1,694	1,759	1,681	1,927	1,296
Earnings per share ($)[4]	2.03	1.13	1.11	2.09	1.20	1.00
Headline earnings per share ($)[4]	1.88	1.20	1.25	1.14	1.23	0.84
Dividend per share (US cents)	70.0	54.0	51.0	49.0	47.5	37.5
Basic number of shares outstanding (million)[4]	1,434	1,415	1,411	1,474	1,567	1,540
EBITDA[5]	7,110	4,785	4,792	4,647	4,688	3,113
EBITDA interest cover[6]	14.9	12.7	20.0	31.2	–	–
Operating margin (before exceptional items)	14.4%	11.6%	16.3%	17.1%	16.9%	11.1%
Dividend cover (based on headline earnings)	2.7	2.2	2.5	2.3	2.6	2.2
Balance Sheet						
Intangible and tangible fixed assets	33,745	26,646	18,841	12,870	14,315	11,110
Investments	6,731	7,206	6,746	4,873	7,234	7,644
Working capital	2,249	1,903	822	282	971	914
Provisions for liabilities and charges	(4,986)	(3,954)	(2,896)	(2,194)	(2,594)	(2,604)
Net (debt)/funds	(8,121)	(8,633)	(5,578)	(2,018)	(3,590)	81
Equity minority interests	(4,445)	(3,396)	(2,304)	(1,607)	(2,212)	(2,477)
Non-equity minority interests	(175)	–	–	–	–	–
Total shareholders' funds (equity)	24,998	19,772	15,631	12,206	14,124	14,668
Total capital[7]	37,739	31,801	23,513	15,831	19,926	17,064
Net cash inflow from operating activities	4,773	3,184	3,618	3,539	2,959	1,850
Dividends received from joint ventures and associates	408	426	258	258	258	209
Return on capital employed[8]	13.4%	10.7%	17.5%	19.0%	19.5%	13.2%
EBITDA/average total capital	20.4%	17.3%	24.4%	26.0%	25.3%	18.8%
Net debt/(funds) to total capital	21.5%	27.1%	23.7%	12.7%	18.0%	(0.5%)

[1] The comparative years have been restated to reflect the adoption of UITF abstract 38 'Accounting for ESOP trusts'.
[2] 1999, 2000 and 2001 have been restated for the adoption of FRS 19.
[3] As first noted in 2002, operating profit for 2000 has been restated for the reclassification of the loss of $167 million arising on the anticipated disposal of Terra Industries Inc. The disposal did not proceed and the loss has therefore been reclassified into operating exceptional items as an impairment.
[4] 2000 and 1999 have been restated to reflect the three-for-one bonus issue in May 2001.
[5] EBITDA is operating profit before exceptional items plus depreciation and amortisation in subsidiaries and share of EBITDA of joint ventures and associates.
[6] EBITDA interest cover is EBITDA divided by net interest expense, excluding other net financial income (2004: $119 million) and exceptional financing charges (2004: nil). EBITDA interest cover for 2002 is annualised to account for acquisitions during the year. The actual EBITDA interest cover for 2002 was 25.5 times. For 2000 and 1999 EBITDA interest cover is not applicable as the Group was a net interest recipient after adjusting for other net financial income.
[7] Total capital is the sum of shareholders' funds, net debt and minority interests.
[8] Return on capital employed is calculated as total operating profit before impairments for the year divided by the average total capital less other investments and adjusted for impairments.

THE BUSINESS: AN OVERVIEW – EFFECTIVE 14 FEBRUARY 2005

PRECIOUS

PLATINUM

ANGLO PLATINUM
74.8%

South Africa

100% owned

Rustenburg Section (including UG2 Project)
Union Section
Amandelbult Section
Potgietersrust Platinums
Lebowa Platinum Mines
Western Limb Tailings Retreatment
Waterval Smelter (including converting process project)
Polokwane Smelter
Rustenburg Base Metals Refinery
Precious Metals Refinery
Twickenham Mine Project

Joint ventures or sharing agreements

Modikwa Platinum Joint Venture 50%
Kroondal Pooling and Sharing Agreement 50%
Bafokeng-Rasimone Joint Venture 50%[1]
Pandora Joint Venture Project 42.5%

[1] Became fully operational 1 March 2004.

GOLD

ANGLOGOLD ASHANTI
51%

South Africa

100% owned

Ergo
Great Noligwa
Kopanang
Moab Khotsong
Mponeng
Savuka
Tau Lekoa
TauTona

Rest of Africa

Bibiani (Ghana) 100%
Geita (Tanzania) 100%
Iduapriem (Ghana) 85%
Morila (Mali) 40%
Navachab (Namibia) 100%
Obuasi (Ghana) 100%
Sadiola (Mali) 38%
Siguiri (Guinea) 85%
Yatela (Mali) 40%

North America

Cripple Creek & Victor (USA) 67%[2]

South America

AngloGold Ashanti Brazil 100%
Serra Grande (Brazil) 50%
Cerro Vanguardia (Argentina) 92.5%

Australia

Sunrise Dam 100%

[2] AngloGold Ashanti is entitled to receive 100% of the cash flow from the operation until a loan, extended to the joint venture by AngloGold Ashanti, is repaid.

DIAMONDS

DE BEERS[3]
45%

South Africa

100% owned

Cullinan
De Beers Marine (Exploration & Services)
Finsch
Kimberley Mines
Koffiefontein
Namaqualand Mines
The Oaks
Venetia

Botswana

Debswana 50% (Damtshaa, Jwaneng, Orapa and Letlhakane mines)

Namibia

Namdeb 50% (Mining Area No. 1 Orange River Mines, Elizabeth Bay and Marine concessions)
De Beers Marine Namibia 85%

Tanzania

Williamson Diamonds 75%

Canada

Snap Lake 100%

Trading and Marketing

Various companies involved in purchasing, selling and marketing of rough diamonds, including The Diamond Trading Company 100%

Industrial Diamonds

Companies manufacturing synthetic diamonds and abrasive products 50%

[3] The Company's independently managed associate.

METALS AND MINERALS

BASE METALS

ANGLO BASE METALS
100%

Copper

Collahuasi (Chile) 44%
Chagres (Chile) 100%
El Soldado (Chile) 100%
Los Bronces (Chile) 100%
Mantos Blancos (Chile) 100%
Mantoverde (Chile) 100%
Palabora (South Africa) 29%
Quellaveco (Peru) 80%

Nickel

Codemin (Brazil) 100%
Loma de Níquel (Venezuela) 91%
Barro Alto (Brazil) 100%

Zinc/Lead

Black Mountain (South Africa) 100%
Lisheen (Ireland) 100%
Gamsberg (South Africa) 100%
Skorpion (Namibia) 100%

Mineral Sands

Namakwa Sands (South Africa) 100%

Niobium

Catalão (Brazil) 100%

PAPER AND PACKAGING

FERROUS METALS AND INDUSTRIES

ANGLO FERROUS METALS AND INDUSTRIES 100%

Ferrous Metals

Kumba (southern Africa, China and Australia) 67%

Highveld Steel (South Africa) 79%

Scaw Metals (worldwide) 100%

Samancor (South Africa) 40%

Australian Manganese 40%

Zimbabwe Alloys 100%

Columbus Stainless (South Africa) 14%

Acerinox (Spain) 2%

Industries

Boart Longyear (worldwide) 100%

Tongaat-Hulett (South Africa) 52%

Hippo Valley Estates (Zimbabwe) 50%

Amfarms (South Africa) 100%

COAL

ANGLO COAL 100%

South Africa

100% owned

Bank

Goedehoop

Greenside

Isibonelo

Kleinkopje

Kriel

Landau

New Denmark

New Vaal

South Africa – other

Eyesizwe Coal 11%

Mafube 50%

Richards Bay Coal Terminal 27%

Australia

Callide 100%

Dartbrook 78%

Dawson Complex 51%

Drayton 88%

German Creek 70%

Jellinbah East 23%

Moranbah North 88%

Australia – Other

Australian Power & Energy Limited (APEL) 100%

Dalrymple Bay Coal Terminal Pty Ltd 33%

Newcastle Coal Shippers Pty Ltd 20%

Colombia

Cerrejón 33%

Venezuela

Carbones del Guasare 25%

INDUSTRIAL MINERALS

ANGLO INDUSTRIAL MINERALS 100%

Aggregates and building materials

Tarmac Group (UK) 100%

Tarmac France (France and Belgium) 100%

Tarmac Central Europe (Germany, Poland and Czech Republic) 100%

Tarmac Iberia (Spain) 100%

Tarmac International Holdings (Far East and Middle East) 100%

Phosphate products

Copebrás (Brazil) 73%

PAPER AND PACKAGING

ANGLO PAPER AND PACKAGING 100%

Packaging

Mondi Packaging (worldwide) 100%

Mondi Packaging South Africa 55%[4]

Business paper

Mondi Business Paper (Austria, Hungary, Slovakia, South Africa, Russia, Israel) 100%

Newsprint + Merchanting

Mondi Shanduka Newsprint (South Africa) 50%[4]

Aylesford Newsprint (UK) 50%

Europapier (Europe) 100%

[4] Shareholdings are shown on the basis that the contemplated commitments for employee and community share ownerships are finalised.

SHAREHOLDER INFORMATION

ANNUAL GENERAL MEETING
11:00 am on Wednesday, 20 April 2005, at:
The Conference Centre
Church House
Dean's Yard
Westminster
London SW1P 3NZ

SHAREHOLDERS' DIARY 2005/6

Interim results	August 2005
Interim dividend payable	September 2005
Financial year end	31 December 2005
Annual results announcement	February 2006
Annual Report	March 2006
Annual General Meeting	April 2006
Final dividend payable	April 2006

ENQUIRIES
Queries relating to Anglo American plc should be addressed to the Company Secretary or the Investor and Corporate Affairs Department at the following address:

Registered and Head Office
Anglo American plc
20 Carlton House Terrace
London SW1Y 5AN, England
Telephone +44 (0)20 7968 8888
Fax +44 (0)20 7968 8500
Registered number 3564138
Website **www.angloamerican.co.uk**

If you have any questions about your shareholding or dividend, please contact the Registrar at the relevant address below:

UK Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
England
Telephone, from the UK 0870 609 2286
Telephone, from overseas +44 121 415 7558

Transfer Secretaries in South Africa
Ultra Registrars (Pty) Limited
11 Diagonal Street
Johannesburg 2001
South Africa
(PO Box 4844 Johannesburg 2000)
Telephone +27 (0) 11 834 2266

OTHER ANGLO AMERICAN PUBLICATIONS

- **2004 Annual Report**
- **2004 Interim Report**
- **2004/5 Fact Book**
- **2004 Report to Society**
- **Notice of AGM and Shareholder Information Booklet**
- **Investing in the future – Black Economic Empowerment**
- **Good Neighbours: Our Work With Communities**
- **Good Citizenship: Our Business Principles**
- **Optima – Anglo American's current affairs journal**

If you would like to receive copies of Anglo American's publications, please write to:

Investor and Corporate Affairs Department
Anglo American plc
20 Carlton House Terrace
London SW1Y 5AN, England

Alternatively, publications can be ordered online at:
http://www.angloamerican.co.uk/investor/reqreport.asp

The full 2004 Annual Report, which includes the financial statements, directors' report, corporate governance report, remuneration report and report of the auditors (which is unqualified), and the booklet containing the Notice of AGM and other shareholder information are available free of charge from the Company, its UK Registrars and South African Transfer Secretaries.

CHARITABLE PARTNERS
This is just a selection of the charities which we have worked with in 2004.


MILLENNIUM
SEED BANK
PROJECT
Kew

THE BRITISH MUSEUM


care


SIGHT SAVERS
INTERNATIONAL


Creating opportunities with disabled people
LEONARD CHESHIRE


love
Life

Design and production: Addison Corporate Marketing Ltd
Print: St Ives Westerham Press

Printed on Go Silk, made with virgin wood fibre from sawmill residues, forest thinnings and sustainable forests in Europe, South America and Canada.

ANGLO AMERICAN plc
20 Carlton House Terrace
London SW1Y 5AN
England

Telephone +44 (0)20 7968 8888
Fax +44 (0)20 7968 8500
Registered number 3564138

www.angloamerican.co.uk


ANGLO
AMERICAN


上海市黄浦区文化馆

ANGLO AMERICAN

ANNUAL REPORT 2004

OF 2004

- Record results: headline earnings[1] up 59% at $2,689 million; headline earnings per share up 57% at $1.88
- Total profit for the year up 83% at $2,913 million
- Cash generation: EBITDA[2] up by $2.3 billion at $7.1 billion
- Record Base and Ferrous Metals performances
- $1.5 billion of projects successfully commissioned; $4.7 billion project pipeline on track
- Ongoing optimisation of asset base: $2.1 billion of disposals, including Hudson Bay and stakes in Gold Fields and Terra. Minera Sur Andes and Kumba acquisitions performing well
- Cost savings and efficiencies up 65% at $554 million
- Final dividend increased by 31% to 51 US cents. Total dividend up 30% at 70 US cents

FINANCIAL HIGHLIGHTS

$ million (unless otherwise stated)	2004	2003
Turnover including share of joint ventures and associates	31,795	24,909
Total operating profit	4,480	2,606
Total operating profit before operating exceptional items	4,572	2,892
Profit for the financial year	2,913	1,592
Headline earnings for the financial year[1]	2,689	1,694
Net operating assets[3]	37,601	29,709
EBITDA[2]	7,110	4,785
Net cash inflow from operating activities	4,773	3,184
Capital expenditure	3,129	3,025
Basic earnings per share ($):		
Profit for the financial year	2.03	1.13
Headline earnings for the financial year	1.88	1.20
Total dividend for the financial year (US cents per share)	70.0	54.0

SELECTED FINANCIAL DATA



123 47.5
114 49.0
125 51.0
120 54.0
188 70.0
2000
2001
2002
2003
2004

☐ Headline earnings per share
■ Dividends per share
US cents



4,688
4,647
4,792
4,785
7,110
2000
2001
2002
2003
2004

EBITDA US$ million

(1) Headline earnings are defined in note 12 to the financial statements.
(2) EBITDA is operating profit before exceptional items, plus depreciation and amortisation in subsidiaries and share of EBITDA of joint ventures and associates. EBITDA is reconciled to net cash inflow from operating activities in the financial statements following the cash flow statement and statement of total recognised gains and losses.
(3) Net operating assets are defined in note 2 to the financial statements.

*Throughout this report 1999, 2000 and 2001 figures have been restated for FRS 19. Figures for the years 1999 to 2003 have been restated for UITF 38.

Unless otherwise stated, throughout this report '$' and 'dollar' denote US dollars.

CHAIRMAN'S QUESTIONS AND ANSWERS

Q. While the financial performance for 2004 was good, do you feel that enough was done to strengthen the fundamentals of the business?

A. Yes. Our earnings were strong but this was not purely a function of commodity prices. They reflect, for example, the value adding nature of the acquisitions made over the last four years – especially Minera Sur Andes, Syktyvkar, Cerrejón – and the De Beers transaction. These have produced a stronger and more balanced portfolio. Who, in the past, would have predicted the pre-eminence of Latin America in our 2004 earnings? Nor, in a year of 'plenty', have we rested on our laurels. We have realised a further $554 million in cost savings. Through the merger with Ashanti Goldfields, AngloGold's resource base and growth prospects have been strengthened. Reorganisations within Anglo Platinum and Paper and Packaging have been carried out. We launched a drive to encourage innovation and greater entrepreneurialism. The fundamentals of the business are stronger than they were 12 months ago.

Q. Many of the opportunities which Anglo is examining are in 'new geographies'. Do you think you are properly equipped to manage the risks involved?

A. Actually, we have a strong project pipeline in very familiar regions – southern Africa, South America, eastern Europe and Australia. We are also looking at new geographies, chiefly China, Russia and India, since each has the potential to be a major growth market as well as a significant commodities producer. Our approach has been to become involved, initially in a relatively limited way, while we seek to better understand the risks of doing business in each. The board is very supportive of this and believes it is one of Anglo's strengths. When I went to China, for example, I visited small Anglo businesses in quarrying and drilling equipment and was briefed on three other potential opportunities. Similarly, we held a stake in Syktyvkar in Russia for five years before taking control. This gradualist approach gives us a better feel for the operating environment in new countries.

Q. There was a controversy about Anglo's judgement of political risk in South Africa – where do things now stand on this?

A. The problem was never our perception of political risk – but those of some people in the international capital markets. These concerns are largely the legacy of the leaking of an early draft of the Mining Empowerment Charter in 2002. Confidence has been returning as this memory has receded and this will be given momentum by the successful conversion of 'old order' mineral rights. We remain committed to South Africa and are strongly supportive of the agreed scorecard approach in the Mining Act and the need to deliver on it – hence our big continuing investment programme. To an extent I can share the frustration of the South African government. It has pursued exemplary macro-economic policies and deserves to have been rewarded with more foreign direct investment.

Q. Anglo is used to thinking about physical assets, finance and technology. Are you as good at nurturing talent?

A. I would like to thank our employees for their commitment in 2004. During my site visits and at the centre I have been impressed by the calibre of Anglo's people. I like the fact that we typically entrust most senior operational posts to locally recruited managers. We have become much more strategic and proactive in creating a performance-driven culture, career and talent management, addressing shortcomings in our engagement with employees and in moving to a more diverse workforce. We have been better at the traditional 'hard' skills, but the board has identified 'people' issues as a strategic priority and we are now definitely moving in the right direction.

Q. What do you see as the non-financial highlights of 2004?

A. I would highlight four. First, Anglo became a signatory to the UN Global Compact – the ten principles of which we fully support – and made all the preparations to become a party to the Voluntary Principles on Security and Human Rights. Secondly, our work on HIV/AIDS continued to progress, with some 2,200 employees now on anti-retrovirals and an improved uptake of voluntary counselling and testing. Thirdly, our innovative Socio-Economic Assessment Toolbox process had an enthusiastic take-up at site level, with some 30 assessments already under way. Fourthly, we reorganised how we bring the strands of sustainable development together and instituted a project to improve our calibration of sustainable development risk. The benefits of these changes will come through during 2005.

Q. You are closely identified with 'sustainable development' and 'corporate responsibility' – how would you answer those who say it is a peripheral issue or, as in the recent *Economist* article, that business should just concentrate on profits for shareholders?

A. Sustainable development is absolutely central to the future acceptability of our business and to its ongoing success and profitability. Our businesses have high environmental and social impacts, many deplete a non-renewable (albeit generally recyclable) resource, and global concerns like climate change and HIV/AIDS are highly relevant to us. These issues reflect upon our licence to operate, our sustainability as an investment, our ability to attract the most talented recruits and our acceptability to governments and communities. Moreover, our ability to understand and address societal concerns is fundamental to our good name and the value of that reputation.

Q. Are you concerned that other stakeholders, like governments and more assertive communities, want to increase their share of the profits from your operations?

A. Every enterprise faces tensions around how rewards are shared – investors, employees, suppliers and customers all want their 'fair share'. In the natural resources business there are more parties to the process. For much of the last 30 years mining has been a value destroyer for investors. Governments tend to overlook the lean times when proposing new or higher taxes in years like this. During 2005, Chile and South Africa are both planning to decide upon a royalty regime. Such taxes have implications for competitiveness, investment and employment. Some communities feel they get a raw deal when fiscal benefits are often only felt at a national level. We seek to improve the local development effects of our businesses but it is important too for national governments to ensure that a proportion of tax revenues is shared with local people.

Q. Were there any major disappointments in 2004 – if so, how do you intend to rectify them?

A. The increase in fatalities at our managed operations from 44 to 49 was of course a major disappointment. There was a welcome further improvement in the lost time injury frequency rate of 23%, but we are not prepared to be philosophical about the death of any employee or contractor. There is already an emphasis on improving safety at all sites, but it is evidently not enough. Thus, we must continue to emphasise visible felt leadership in the field of safety, focus on safety for contractors – who made up over half the 2004 fatalities – and seek to focus on leading indicators such as 'near hits' and tackling unsafe behaviour. We have made good progress over the last four years and we will do our utmost to return to the path of improvement.

Q. What changes are planned in the composition of the board?

A. Bill Nairn, our technical director, retired from the board at the end of 2004. I am grateful for the experience that he brought to the Group and especially his relentless focus on safety. At the AGM, two non-executive directors will be retiring: Sir David Scholey and Göran Lindahl. Sir David steps down after a long association with the Anglo Group, including serving as a director since December 1999. Göran has brought his wide international experience and knowledge of sustainable development to our deliberations. We shall miss them.

One new independent non-executive director, Ralph Alexander, will be proposed at the AGM. He is an American citizen and is chief executive of BP Petrochemicals. He brings extensive experience of the energy business and has a strong international background. Two new executive directors will also be proposed: David Hathorn and Simon Thompson, respectively chief executives of the Paper and Packaging and Base Metals businesses. Both have played a major part in the international expansion of the Group. In addition, it is proposed that René Médori be elected a director with effect from 1 June 2005. René, a French national, who has extensive experience of UK and US business cultures, will be joining us from The BOC Group plc, where he is finance director. He will succeed Tony Lea as finance director in September and Tony will leave the board in December.

In relation to the Combined Code requirement to 'comply or explain' I should mention that we will briefly be non-compliant in that from June to December less than half the board, excluding myself, will be independent non-executive directors. I believe that this is fully justified in ensuring continuity and a smooth handover between Tony and René.

Sir Mark Moody-Stuart
Chairman

CHIEF EXECUTIVE'S STATEMENT

One of the dominant features of 2004 was the increased demand for a range of commodities as China's industrialising economy continued to consume more raw materials. Copper, nickel, zinc, coal and iron ore markets all benefited materially and a number of these commodities reached their highest price levels for many years. As a result of these strong conditions as well as rising platinum, gold and diamond prices, Anglo American reported record headline earnings of $2.69 billion and headline earnings per share increased by 57% to $1.88 per share.

Nonetheless, the year was dominated by two major influences – volatile global markets, largely because of the uncertain outlook in the Middle East; and the possibility of a marked slowdown in China's economic growth rate. During the second, and again in the fourth quarter of the year, markets grew concerned that official Chinese attempts to slow down excessive investment and growth would result in a 'hard landing'. During each of these periods, metals prices responded by dropping sharply and then rebounding fairly quickly. Chinese GDP growth is now projected to average around 8% for 2005.

In line with the board's policy of progressively increasing dividends, the board has decided to increase the final dividend by 12 cents to 51 cents per share, resulting in a total dividend of 70 cents per share for 2004, up 30%.

STRATEGY

Since our primary London listing in mid-1999, Anglo American has grown by over 70%, with a present market capitalisation now approaching $38 billion. Our strong cash generation has been matched by one of the largest capital expenditure programmes in the industry. Our existing $4.7 billion project pipeline and more than $8 billion in unapproved projects, spread across all our business units and geographies, provide an excellent platform for growth going forward. We will continue to enhance and add value to Anglo's portfolio of world-class assets in all areas; in particular, through:

- Securing the most competitive cost of capital
- Owning world-class assets
- Anglo's high-calibre employees
- Innovation and entrepreneurship
- Development of world-class technology
- Maintaining high standards of sustainable development
- Becoming the business partner of choice to suppliers, customers and key stakeholders.

Our strategy for future investment remains focused around the three key areas that make up our portfolio, namely Precious Commodities, Metals and Minerals, and Paper and Packaging.

ACQUISITIONS AND ORGANIC GROWTH

Although Anglo American remains cautious about valuations at this point in the cycle, the Group continues to examine expansion and acquisition opportunities in all its business sectors.

The following overview of our business units covers key developments; detailed summaries of operating performances are contained on pages 7 to 14 of this report.

Platinum

We are actively focusing on achieving further business optimisation in Anglo Platinum. The strong level of the South African rand continues to materially affect the rate of expansion and also operating costs when translated into US dollars. The projects that have been earmarked for development will continue to be reviewed in light of the strong rand.

Despite the loss of production due to industrial action during October, arising out of wage negotiations, Anglo Platinum achieved its 2004 target of producing 2.45 million ounces of refined platinum. The company recently established a co-operative joint venture contract with Sichuan Mineral Resource Company to conduct exploration for platinum group metals in China's Sichuan Province.

Gold

One of the most significant transactions of the year was the merger of AngloGold and Ashanti Goldfields, which was completed in April. The merger has resulted in a substantial increase in gold reserves against a background of a diminishing global reserve base. AngloGold Ashanti continues to pursue further growth opportunities in new frontiers such as Laos, the Philippines and Russia, in partnership with junior mining and exploration companies. AngloGold Ashanti, in which Anglo American holds a 51% stake, is the world's second largest gold mining company in terms of production.

Diamonds

De Beers' strategy of Supplier of Choice, which focuses on driving demand in the diamond industry, continues to be implemented successfully. Central to this has been the realignment of De Beers' relationship with its sightholders, a process that is now substantially complete and that has brought about considerable benefits for De Beers and the diamond industry as a whole. De Beers' $180 million a year advertising and marketing spend has been significantly bolstered by an increase in advertising programmes by sightholders and their downstream trade partners. Following years of underperformance in terms of market share, diamonds are now competing successfully with other luxury goods. At the retail level, sales of diamonds worldwide exceeded $60 billion for the first time.

An important breakthrough took place in July when De Beers announced that it had reached a settlement with the US Department of Justice for the resolution of a longstanding case against De Beers in respect of industrial diamonds. The resolution of the case underscores the company's commitment to be fully legally compliant throughout the world.

In December, De Beers announced that it had secured a 25 year renewal of all four mining leases in Botswana, on a coterminous basis. De Beers and the European Commission are in the final stages of a constructive dialogue to address the Commission's concerns over aspects of the five year trade agreement between De Beers and Russian diamond producer Alrosa.

Base Metals

On the back of high base metals prices and record production of copper, nickel, zinc and mineral sands products, Base Metals achieved record headline earnings of just over $1 billion. The acquisition of Minera Sur Andes was a major contributor to this performance with headline earnings of $430 million. A significant achievement during the year was the Skorpion zinc mine in Namibia commencing commercial production in May and achieving 95% of design capacity by year end. Commissioning of the $654 million Collahuasi Rosario Project in Chile commenced in April, some five weeks ahead of schedule and under budget. The project rapidly achieved design capacity and will enable Collahuasi to maintain production of copper in concentrate at a long term average rate of 400,000 tonnes per annum.

Codemin, in Brazil, became a wholly-owned subsidiary following the purchase of the remaining 10% from the International Finance Corporation, and the expansion project was completed on time and on budget and will ramp up to full capacity during the first quarter of 2005. In line with Base Metals' strategy of focusing on fewer, larger, lower cost assets, its 25% stake in Nkomati Nickel was disposed of in February for $37 million and Hudson Bay in Canada was sold for $257 million.

Coal

In December, Anglo American and Mitsui announced the approval of the $653 million Dawson Complex, which will include the recapitalisation of the existing operation at Moura in central Queensland, Australia and the establishment of two additional operations on adjacent tenures. This will increase production by 5.7 million tonnes per annum over Moura's existing saleable production of 7 million tonnes per annum. In October, Anglo American and Kumba signed Heads of Agreement that could lead to the development of a major coking coal mine in central Queensland.

In August, Anglo Coal and Eyesizwe announced that they were entering into a 50:50 joint venture to mine the Arnot North coal reserves, known as Mafube Colliery, and mining has commenced. A new opencast operation, the Isibonelo Colliery, is being developed to provide Sasol with 5 million tonnes of coal per annum. Production is due to commence in mid-2005. Anglo Coal and BHP Billiton are jointly investigating the proposed expansion of coal resources in the Western Complex in South Africa.

In Colombia the approved expansion at Cerrejón from 22 million to 28 million tonnes per annum is on schedule and should be achieved by 2007.

Paper and Packaging

In April, Anglo American's wholly-owned subsidiary Mondi acquired the remaining 30% interest in Frantschach for a total consideration of $390 million. The acquisitions of Copamex's industrial packaging businesses (renamed Mondimex) and Roman Bauernfeind were completed in the first quarter of 2004 and are performing according to expectations, having strengthened Mondi's position in the North American and central European markets respectively.

In November, Mondi announced a major restructuring focused on global product lines, namely Mondi Business Paper and Mondi Packaging. The reorganisation has streamlined and rebranded the existing businesses under the Mondi name, allowing the group to improve its visibility to customers and to reduce its overhead costs.

Industrial Minerals

In the UK, Anglo Industrial Minerals' new cement plant at Buxton commenced operating in March and is ramping up to full capacity of 800,000 tonnes per annum. The project cost of £110 million was £5 million below budget. In China, the Yang Quarry, situated 140 kilometres from Shanghai and the closest reserve of top-quality asphalt aggregates to China's commercial capital, commenced production at the end of the year. Production will be ramped up during 2005. Following completion of the Goiás project in 2003, Copebrás almost doubled its contribution on the back of buoyant Brazilian fertiliser markets.

Ferrous Metals and Industries

With global steel production surpassing 1 billion tonnes for the first time, the contribution from Ferrous Metals and Industries' operations increased more than fourfold. Regarding Kumba's Hope Downs iron ore project in Australia, which has been the subject of a dispute with a local partner, Kumba is appealing a recent arbitration decision. Subject to Kumba's rights of appeal, the process for determining a fair value, at which the local partner can elect to acquire Kumba's project interest, has commenced. Until Kumba's participation in the project is finally resolved, it continues to perform its contractual obligations in respect of the project.

SAFETY AND SUSTAINABLE DEVELOPMENT

It is with deep regret that we report the deaths of 28 contractors and 21 employees in accidents at our operations during the year. This represented an increase of five deaths compared with 2003, following four years of consistent decline. Such accidents are wholly unacceptable and we will be redoubling our efforts to eliminate them. It was encouraging, however, that the lost time injury frequency rate improved by 23% – which indicates success in embedding safer behaviour at site level.

We have made significant progress in addressing the sustainable development agenda, including launching our Socio-Economic Assessment Toolbox; making strides in improving local business development and initiating a pilot sustainable development risk management process.

SOUTH AFRICA: BLACK ECONOMIC EMPOWERMENT

During the year, several developments took place concerning the legislative framework governing the transformation process in South Africa's mining industry. Most notably, the Mineral and Petroleum Resources Development Act, which aims to make transformation effective across a broad front – including human resources and community development, as well as employment equity – came into effect on 1 May 2004. All South African mining operations are focused on the implementation of this Act. Anglo American has submitted a number of applications to convert 'old order' mineral rights into 'new order' rights. The Group hopes to be able to report progress in this regard later in the year.

During the year the South African government confirmed that royalties in terms of the Royalty Bill will become payable only in 2009; a second draft of the Royalty Bill is expected to be unveiled in the future.

We have adopted a comprehensive approach to transformation in South Africa, including the establishment of a Transformation Committee, which has been integrated with all the business units' activities. Procurement remains an important area of focus: over the last year we spent the equivalent of $900 million on business development and the procurement of goods and services from black-owned businesses, up 62% on the previous year.

Mondi South Africa concluded two significant empowerment transactions during 2004. First in June, a joint venture was formed with Shanduka Resources (formerly MCI Resources) in its integrated newsprint business, with Mondi retaining a 58% interest and, secondly, Mondi disposed of 42% of its $370 million South African packaging businesses to Shanduka, effective 1 January 2005. These empowerment transactions allowed for further interests in the newsprint and packaging businesses to be set aside for broad based participation by Mondi South Africa employees and relevant communities.

DISPOSALS

During 2004, a number of disposals were made. These included Anglo American's 20% stake in Gold Fields Limited for $1.18 billion, the remaining interest in FirstRand Limited for $47 million and the Group's 49% stake in Terra Industries Inc for $255 million. In line with Base Metals' strategy of focusing on fewer, larger, lower cost assets, its 25% stake in Nkomati Nickel was disposed of in February for $37 million and Hudson Bay in Canada was sold for $257 million in December. Anglo American and BHP Billiton have recently announced the sale of their respective 40% and 60% shareholdings in Samancor Chrome for an enterprise value of $469 million, the sale will be effective 1 April 2005, subject to obtaining regulatory approvals.

OUTLOOK

The outlook for the year ahead is very dependent upon growth prospects for Organisation for Economic Co-operation and Development (OECD) countries and China. While the leading indicators for the OECD currently point to some slowing of industrial output growth during the first half, China continues to grow strongly and will remain a vital market for many of our commodities. On the supply side, global output is generally set to increase and much will depend on the industry maintaining capital discipline in the face of higher commodity prices. A key challenge for the Group will be to continue improving operating efficiencies and cost control against a background of volatile currencies and, in particular, a weak US dollar. In the meantime, Anglo American's geographic and commodity diversity, its significant project pipeline, its disciplined acquisition process and strong cash generation will continue to underpin performance.

OUR EMPLOYEES

At the end of 2004, Bill Nairn retired as technical director. I would like to thank Bill for his long and dedicated service to the Group. He has been succeeded as technical director by Tony Redman, who is also chairman of Anglo Coal, and who has been appointed to the Executive Board. In February 2005, we announced the appointment of Lazarus Zim as chief executive officer and Godfrey Gomwe as chief operating officer of Anglo American Corporation of South Africa. Lazarus will also chair the South Africa Transformation Committee and has joined the Executive Board. Finally, my appreciation and thanks go to all our employees worldwide who, through their hard work and dedication, have helped make this a record year for Anglo American.

A J Trahar
Chief Executive

FINANCIAL REVIEW

RESULTS SUMMARY

Headline earnings for the year reached record levels at $2,689 million compared with $1,694 million in 2003 and headline earnings per share increased by 57% to $1.88 per share. This performance resulted from a particularly strong contribution from Base Metals and significant increases from Ferrous Metals and Industries and Coal. Platinum also increased its contribution. Industrial Minerals headline earnings were marginally lower than last year. Lower headline earnings were recorded by Paper and Packaging, reflecting tougher market conditions. AngloGold Ashanti recorded lower headline earnings due mainly to the impact of the stronger rand.

Headline earnings

$ million	2004	2003
Profit for the financial year	2,913	1,592
Operating exceptional items	92	286
Non-operating exceptional items	(520)	(386)
Exceptional finance charge	–	13
Goodwill amortisation	221	203
Tax on exceptional items	(1)	(13)
Related minority interests	(16)	(1)
Headline earnings	**2,689**	1,694
Headline earnings per share ($)	**1.88**	1.20

Profit for the year increased by 83% to $2,913 million compared with $1,592 million in the prior year. The increased profit in 2004 was principally due to strong operational results, significant profits on the sale of the Group's non-core assets, including its holding in Gold Fields Limited, and a net reduction in exceptional impairment charges. These more than compensated for an increased net interest charge and an increase in the effective tax rate.

Summary profit and loss account

$ million	2004	2003
Total operating profit before exceptional items	4,572	2,892
Exceptional operating items	(92)	(286)
Total operating profit	4,480	2,606
Non-operating exceptional items	520	386
Profit before interest	5,000	2,992
Net interest payable	(359)	(319)
Profit before tax	4,641	2,673
Tax	(1,279)	(736)
Profit after tax	3,362	1,937
Minority interests	(449)	(345)
Profit for the financial year	2,913	1,592
Earnings per share ($)	2.03	1.13

The Group's results are influenced by a variety of currencies due to its geographic diversity. The South African rand in particular strengthened considerably against the US dollar during the year with an average exchange rate of $1:R6.44 compared with R7.55 in 2003. Currency movements adversely impacted headline earnings by $385 million. This was more than offset by the positive impact of increased prices amounting to $1,661 million.

EXCEPTIONAL ITEMS

Operating exceptional charges amounted to $92 million. These included an impairment of $100 million to the carrying value of Black Mountain in Base Metals and the Group's share, $117 million, of an impairment in Palabora, an associate of Base Metals. Impairments were partially offset by the $154 million reversal of a previous impairment of Terra Industries Inc.

Non-operating exceptional gains amounted to $520 million. These included $464 million of profit from the sale of the Group's holding in Gold Fields Limited.

INTEREST

The net interest charge increased from $319 million in the prior year to $359 million in 2004. The increase reflects higher average net debt levels during 2004 compared with the average during 2003.

TAXATION

The effective rate of taxation before exceptional items was 30%, compared to 29% in 2003. This change in the effective rate was due to a number of one-off tax benefits arising in 2003 and a change in the mix of earnings contributed by the Group's businesses.

BALANCE SHEET

Total shareholders' funds were $24,998 million compared with $19,772[1] million as at 31 December 2003. The increase was primarily due to retained earnings and the appreciation of the South African rand and other local currencies against the US dollar.

Net debt was $8,121 million, a decrease of $512 million from 2003. Net debt at 31 December 2004 comprised $10,782 million of debt, offset by $2,661 million of cash and current asset investments. Net debt to total capital as at 31 December 2004 was 21.5%, compared with 27.1%[1] in 2003. Further information on net debt is given on page 15.

CASH FLOW

Net cash inflow from operations was $4,773 million compared with $3,184 million in 2003. EBITDA was $7,110 million, a substantial increase of 49% from $4,785 million in 2003. Depreciation and amortisation, which increased by $660 million to $2,123 million, are analysed opposite.

Acquisitions expenditure accounted for an outflow of $1,119 million compared with $1,469 million in 2003. The Group has increased its interests in Anglo Platinum to 74.8% and, following the merger of AngloGold and Ashanti Goldfields, purchased further shares in AngloGold Ashanti to restore the Group's holding to 51%. The Group has also acquired the remaining 30% minority interest in Frantschach AG.

Proceeds from disposals, excluding sale of other investments, totalled $1,863 million, with $1,180 million from the sale of the Group's holding in Gold Fields Limited, $246 million cash consideration from the sale of Hudson Bay Mining and Smelting Co Ltd and $255 million from the sale of the Group's interest in Terra Industries Inc. Net proceeds from the sale of other investments totalled $263 million, including the sale of the Group's remaining stake in FirstRand Limited, part disposal of the Group's interest in Western Areas and sale of the Group's interest in Avgold.

[1] Restated for UITF (Urgent Issues Task Force) abstract 38 'Accounting for ESOP trusts'. See note 1 to the financial statements.

Analysis of depreciation by business segment (subsidiaries)

$ million	2004	2003
Platinum	309	206
Gold	338	180
Coal	148	124
Base Metals	270	220
Industrial Minerals	215	176
Ferrous Metals and Industries	273	105
Paper and Packaging	379	285
Other	16	14
	1,948	1,310

Analysis of amortisation by business segment (subsidiaries)

$ million	2004	2003
Platinum	17	17
Gold	38	32
Coal	5	5
Base Metals	2	1
Industrial Minerals	60	53
Ferrous Metals and Industries	6	5
Paper and Packaging	27	18
Other	20	22
	175	153

Analysis of capital expenditure by business segment (subsidiaries)

$ million	2004	2003
Platinum	633	1,004
Gold	572	339
Coal	217	207
Base Metals	286	352
Industrial Minerals	299	316
Ferrous Metals and Industries	284	195
Paper and Packaging	819	601
Other	19	11
	3,129	3,025

Purchases of tangible fixed assets amounted to $3,129 million, an increase of $104 million from 2003. Increased capital expenditure by Paper and Packaging, AngloGold Ashanti and Ferrous Metals and Industries was partially offset by a reduction in capital expenditure by Anglo Platinum.

Dividends

The directors recommend a final dividend of 51 US cents per share to be paid on 29 April 2005. Total dividends for the year amount to 70 US cents per share, a 30% increase on the 2003 total dividend.

PLATINUM

$ million	2004	2003
Total operating profit before exceptional items	537	447
Total operating profit	537	433
Headline earnings	239	205
EBITDA	867	673
Net operating assets	7,563	6,119
Capital expenditure	633	1,004
Share of Group headline earnings (%)	9	12
Share of Group net operating assets (%)	20	21

Anglo Platinum's operating profit rose by 24% to $537 million. This was largely due to improved prices and greater sales volumes, though partially offset by the strength of the rand, which raised costs in dollar terms.

Markets

The average dollar price realised for the basket of metals sold equated to $1,194 per platinum ounce sold, 25.9% greater than in 2003, with improved platinum, rhodium and nickel prices making the largest contribution. The average realised price for platinum of $842 per ounce was $146 higher, while rhodium prices climbed from $527 to $933 per ounce, with nickel rising from $4.07 per pound to $5.92.

Operating performance

Refined platinum production increased by 6.3% to 2.45 million ounces. The increase was due mainly to improved smelting recoveries, additional production from the mines and the commencement of the Western Limb Tailings Retreatment Plant in January 2004.

Cash operating costs per equivalent refined ounce of platinum rose to $784 following a 9.2% increase in rand unit costs and the strength of the rand against the dollar, which raised costs in dollar terms. Mining unit costs were adversely affected by production lost to a wage strike in October, the ongoing substitution of higher grade Merensky production with UG2 production and difficult geological conditions at Amandelbult and Modikwa which, while anticipated, had a greater impact than expected. Cost performance at the processing operations was excellent and the overall smelting and refining unit cost decreased in rand terms. The restructuring initiative has made good progress to the stage where sustainable cost savings will be realised from 2005. During 2004, a total of $80 million was achieved in cost saving initiatives.

In May 2004, Anglo Platinum successfully concluded a rights offer of convertible perpetual cumulative preference shares, which raised $599 million. Anglo American subscribed for the rights offer, investing $459 million. The proceeds were used to reduce short term borrowings. Net debt has decreased from $1,038 million at the end of 2003 to $608 million. Capital expenditure for 2004 amounted to $633 million (2003: $1,004 million).

Operations at the Anglo Platinum Converting Process were stable and in line with planned production build-ups, with significantly reduced sulphur emissions. The Polokwane Smelter recovered well from the cooler failure and overall performance for the year was good. The Western Limb Tailings Retreatment Plant commissioned at the end of 2003 achieved a rapid build-up of tonnage and is continuing towards maximising recoveries.

The Kroondal Platinum Mine, jointly mined with Aquarius Platinum, is operating well and made a useful contribution to Anglo Platinum's performance for the year. Negotiations in respect of other joint ventures are continuing.

Anglo Platinum continues to work closely with South Africa's Department of Minerals and Energy and good progress is being made towards meeting the requirements of the Mineral and Petroleum Resources Development Act and the Broad Based Economic Empowerment Charter. The conversion of 'old order' mineral rights to 'new order' rights in accordance with the requirements of the new Act has begun.

Outlook

Anglo Platinum remains confident of the robustness of current and future demand for platinum and will continue its expansion programme. In line with its stated policy of implementing only those projects which meet its investment hurdle rate and, with the unlikely prospect of higher rand prices in the short term, the rate of implementation of the expansion programme has been adjusted. Current plans for 2005 indicate refined platinum production of 2.6 million ounces. While Anglo Platinum remains flexible with regard to the rate of expansion, the revised implementation is expected to result in refined platinum production in 2006 of between 2.7 and 2.8 million ounces.

Demand for platinum continues to be strong and, given the existing currency environment and the outlook for supply, is supportive of a platinum price at levels of $800 per ounce and above.

GOLD

$ million	2004	2003
Total operating profit before exceptional items	263	369
Total operating profit after exceptional items	262	326
Headline earnings	158	167
EBITDA	701	642
Net operating assets	6,425	3,302
Capital expenditure	572	339
Share of Group headline earnings (%)	6	10
Share of Group net operating assets (%)	17	11

Total operating profit before exceptional items was 29% lower at $263 million (2003: $369 million). The average spot price of $409 per ounce for the year was $46 per ounce or 12.7% stronger than for 2003. However, the South African rand strengthened against the dollar by some 15% during the year and the average local price of R84,700 per kilogram was 4% lower than for 2003. Despite the increase in the average dollar gold price and a rise in gold output, total cash costs were $54 per ounce higher, at $268 per ounce, mainly due to stronger operating currencies and lower grades. Efficiency improvements and cost saving initiatives totalled $63 million.

Gold production was 8% higher at 6.05 million ounces, attributable largely to the merger with Ashanti Goldfields, completed on 26 April, as well as higher production at Sunrise Dam in Australia and Cripple Creek & Victor in the US. These increases were offset by the disposal of Jerritt Canyon in the US and the closure of Union Reefs in Australia, as well as reduced production from South Africa.

Markets

The return of investor interest in gold during the third quarter of 2004 produced a sustained rise in the gold price, and the final quarter of the year produced a spot gold price of $457 per ounce, the highest price seen in almost 17 years. The driving influence on investor sentiment remained the weakening of the US dollar, particularly against the euro, but also against the Japanese yen. This has been the case throughout the past three and a half year rise in the spot price of gold and it underlines the primary influence of the health of the US currency on the gold price in this current gold market cycle.

The physical market for gold during 2004 showed some positive moves. Against the background of a long term downward trend in the crucial area of demand for gold jewellery, there was improved offtake in the Middle East and in south east Asia and sustained demand in India. In China, sales of modern 18 carat gold jewellery in metropolitan markets grew sharply.

Operating performance

The merger with Ashanti Goldfields brought to AngloGold a substantial gold ore reserve. The challenge now is to ensure that these operations, starved of working capital for an extended period, realise their ore reserve, profit margin potential and growth potential.

In addition to current growth projects, which will have the effect of maintaining the AngloGold Ashanti annual production profile of some 6.5 million ounces through to around 2012, management is focused on growing the reserve and resource base. This growth will be achieved through exploration and a disciplined, value adding mergers and acquisitions programme, concentrating outside of the world's mature gold regions. In terms of this new frontiers policy, joint ventures have been formed in Russia with London based Trans-Siberian Gold, in the Philippines with Australian listed company Red 5 and, in Laos, where AngloGold Ashanti has formed an exploration alliance with Oxiana. In Mongolia, the company has an exploration team on the ground and is acquiring land positions in several prospective areas. In the Democratic Republic of Congo, the company has been active for several months establishing a base in the north east of the country. The company has also established an office in Colombia and other prospective areas in Central America are under consideration.

Outlook

The weakening of the US currency has been the primary driver of the gold price rise over the past three and a half years and the gold price correlation with the dollar remains an important one for the year ahead. Against this background, the gold price is expected to trade in the current range or higher in 2005.

DIAMONDS

$ million	2004	2003
Total operating profit	586	562
Headline earnings	381	386
EBITDA	688	638
Group's share of De Beers' net assets(1)	3,069	2,886
Share of Group headline earnings (%)	14	23

(1) De Beers is an independently managed associate of the Group. The Group's share of De Beers' net assets is disclosed. The figures for the Group's share of net operating assets shown for other businesses relate to the Group's subsidiaries only.

The Group's share of total operating profit from De Beers increased by $24 million over the 2003 figure to $586 million. Diamond stocks at year end were at a similar level to that reported at the end of 2003.

Markets

Overall, 2004 was another good year for the diamond industry. Against the background of accelerating economic growth in the major diamond consuming countries, diamond jewellery sales performed well. Preliminary indications are that global retail sales of diamond jewellery for the year as a whole were about 6% higher than the previous year in local currency and, because of the continued weakening of the dollar, about 8% higher in dollars. Strong areas of growth were Asia-Pacific, India and the Gulf region, with Japan also recording modest growth for the second year running. The US, accounting for over 50% of world diamond jewellery sales, had a solid Christmas season overall, despite concerns over high personal debt levels.

During the year, levels of polished stocks in the cutting centres declined, but cutting centre bank debt continued to climb in line with the increase in the volume of trade. However, the lending banks seem reasonably comfortable with the ability of the trade to finance the higher level of debt.

There was strong demand for rough diamonds from the cutting centres throughout the year and full year sales by The Diamond Trading Company (DTC), the marketing arm of De Beers, were $5,695 million, 3% higher than in 2003. During the year, the DTC raised its rough diamond prices on three occasions, the cumulative effect being that sales by the DTC in 2004 were at prices, on average, 14% higher than in 2003. The DTC had a strong first sight in 2005 at which it raised its rough diamond prices by a further 3% on the evidence of the underlying demand growth achieved in 2004 and anticipated in 2005.

Operating performance

Despite De Beers group diamond production being significantly below target in the first half of the year, the deficit was more than made up in the second six months. Production for the year, inclusive of its joint ventures in Botswana and Namibia, totalled 47 million carats, 3 million carats (7%) more than in 2003. Debswana produced a record 31.1 million carats, an increase of 2% over 2003, notwithstanding experiencing a number of operational difficulties and industrial action. Namdeb's production of 1.86 million carats was 28% higher and included record marine production of 865,000 carats.

De Beers' South African mines produced a total of 13.7 million carats in 2004, an increase of 1.8 million carats (15%) on 2003. Mainly because of the new Combined Treatment Plant, Kimberley Mines produced a record 2 million carats, a production level last achieved 90 years ago, in 1914. Although rand mining costs per tonne were lower than in 2003, the weakness of the dollar, the currency in which diamonds are sold, has put De Beers' older and more marginal mines under continued pressure, with five of its seven mines operating at a loss. Management continues to focus its efforts on further reducing costs and driving efficiencies throughout its operations.

De Beers recently reached agreement with the Government of the Republic of Botswana (GRB) for the renewal of the Jwaneng mining licence for a further 25 year period from 1 August 2004 and the extension of the Orapa, Damtshaa and Letlhakane mining licences to the same end date. De Beers and the GRB have also agreed that the 15% holding in De Beers' ultimate holding company, DB Investments, previously owned by Debswana, be directly owned by GRB.

De Beers has made a number of commitments to the European Commission regarding its proposed trade agreement with the Russian diamond producer, Alrosa. De Beers believes that it has now addressed the concerns raised by the Commission and looks forward to having the commitments formally accepted by the Commission in the near future.

The reorganisation of De Beers' South African assets is now in the process of being implemented. Accordingly, De Beers Consolidated Mines Limited should be in a position to implement a black economic empowerment transaction during 2005.

Outlook

2005 is likely to be a more challenging year for the diamond industry. However, with the transformation of the industry that has taken place over the last few years, there is now growing evidence that diamonds are competing favourably with other luxury products.

BASE METALS

$ million	2004	2003
Total operating profit before exceptional items	**1,275**	286
Copper	**1,046**	269
Nickel, niobium and mineral sands	**224**	106
Zinc	**38**	(62)
Head office expenses and other	**(33)**	(27)
Total operating profit after exceptional items	**1,038**	78
Headline earnings	**1,042**	206
EBITDA	**1,626**	569
Net operating assets	**4,062**	4,087
Capital expenditure	**286**	352
Share of Group headline earnings (%)	**39**	12
Share of Group net operating assets (%)	**11**	14

Anglo Base Metals generated record operating profits before exceptional items of $1,275 million (2003: $286 million) following record production of copper, nickel, zinc and mineral sands products and significantly higher base metals prices. While on-mine cost control remained tight, margins were adversely affected by increased prices in areas such as energy, explosives, chemicals, freight, insurance and, in the copper concentrate market, a significant increase in treatment and refining charges. However, $47 million was realised from efficiency improvements and cost saving initiatives, partly offsetting the increased operating costs.

Markets

2004 witnessed a record performance on the back of a sustained rebound in world economic growth. Strong growth in metals demand, together with relatively constrained supply increases, resulted in metal market deficits and lower inventories. This, together with a weakening of the US dollar and significant speculative fund interest, propelled US dollar base metals prices to multi-year highs.

Operating performance

The copper division's operating profit before exceptional items was $1,046 million (2003: $269 million) as a result of its highest ever attributable copper production of 766,000 tonnes (2003: 708,800 tonnes) and a higher average copper price received of 133 US cents/lb (2003: 81 US cents/lb). Los Bronces produced a record 231,600 tonnes on the back of higher mining rates and grades and improved metallurgical recoveries. Attributable production from Collahuasi was a record 211,600 tonnes, mainly due to higher tonnages treated through the concentrator following the Rosario project commissioning.

The Rosario transition project was successfully completed five weeks ahead of schedule at a capital cost of $627 million (budget $654 million) and its mill throughput has consistently exceeded design capacity of 110,000 tonnes per day. The $80 million El Soldado pit extension project, approved during the year, will extend mine life by more than 20 years. The $21 million Chagres de-bottlenecking project, which increases production capacity from 162,000 tonnes per annum to 184,000 tonnes per annum of anode/blister, was also approved during the year and will be built and commissioned during 2005. The construction of a $47 million molybdenum plant with a capacity of 6,700 tonnes per annum at Punta Patache was approved by Collahuasi and will enter production in 2006. Scoping studies for significant increases in production are under way at both Collahuasi and Los Bronces.

The Minera Sur Andes operations generated an operating profit of $511 million. Current indications are that the remaining $86 million of the contingent purchase price will be paid in May 2005.

The Group's share of an impairment of Palabora amounted to $117 million.

The nickel, niobium and mineral sands division generated an operating profit of $224 million (2003: $106 million), on the back of attributable nickel production of 24,000 tonnes and an average nickel price received of 617 US cents/lb (2003: 403 US cents/lb). Production at both Loma de Níquel and Codemin was essentially unchanged, while niobium production rose slightly. At Namakwa, rutile and zircon production grew by 16% and 28% respectively as the operation recovered from the after-effects of the mineral separation plant fire in the second half of 2003. All operations saw significant upward pressure on costs due to currency effects, the rising prices of key inputs such as power, fuel oil, aluminium powder and anthracite, and, in Brazil, the imposition of new taxes.

The 25% interest in the Nkomati joint venture was sold for $37 million and Codemin became a wholly-owned subsidiary following the purchase of the outstanding 10% of the company. The $67 million Codemin 2 project which will increase nickel production to in excess of 10,000 tonnes per annum, was commissioned on time and on budget and will ramp up to full capacity during the first quarter of 2005. The Barro Alto feasibility study will be completed in 2005.

The zinc division's operating profit before exceptional items was $38 million (2003: $62 million loss) following zinc production of 410,700 tonnes and an average zinc price received of 48 US cents/lb (2003: 38 US cents/lb). Skorpion mine entered commercial production in May 2004. The operation produced 119,200 tonnes of zinc during 2004 and achieved 95% of capacity by year end. Lisheen saw lower production of zinc and lead due to lower grades and reduced mining rates ahead of the commissioning of the pastefill plant which commenced in October 2004. Black Mountain continued to experience lack of mining flexibility ahead of the Deeps orebody entering production. Mill throughput was maintained and zinc production rose 9% but lower grades resulted in lead production of 37,500 tonnes (2003: 39,600 tonnes). Currency effects at all operations placed significant upward pressure on costs.

The sinking of both the main and ventilation shafts at Black Mountain is complete and hoisting operations commenced in early 2005. The development of the Deeps mine and the ramping up of zinc production will continue throughout 2005. The final estimated cost of the project is $125 million, against a budget of $110 million, as a result of the strength of the rand.

Hudson Bay, which contributed $37 million to operating profit in 2004, was sold in December for $257 million, resulting in a $42 million loss on the sale. A decision was also made to impair the carrying value of Black Mountain by $100 million.

Outlook

A weaker dollar and low metal inventories should provide a solid support to dollar-denominated prices. Nonetheless, some base metals markets could move towards balance or even into surplus in the second half as price-induced supply increases gather pace.

FERROUS METALS AND INDUSTRIES

$ million	2004	2003
Total operating profit before exceptional items	895	208
Kumba	205	33
Highveld Steel	168	11
Scaw Metals	101	70
Samancor	236	41
Boart Longyear	67	33
Tongaat-Hulett	69	10
Terra	53	14
Other	(4)	(4)
Total operating profit after exceptional items	1,050	208
Headline earnings	480	107
EBITDA	1,249	441
Net operating assets	5,534	4,629
Capital expenditure	284	195
Share of Group headline earnings (%)	18	6
Share of Group net operating assets (%)	15	16

Ferrous Metals and Industries lifted operating profit before exceptional items to record levels in 2004, from $208 million to $895 million. The business benefited from improved prices for iron ore, manganese, ferrochrome, steel and vanadium. In addition, significant progress was made in efficiency improvements and cost saving initiatives which totalled $103 million.

Markets

World crude steel production in 2004 increased by 8.8% over 2003, while China produced 272.5 million tonnes of crude steel, an increase of 23.2%. The South African steel market was also characterised by strong local demand, rising by 20%.

In respect of Terra, a previous impairment of $154 million was released during the year as an operating exceptional gain. Anglo American's entire shareholding in Terra was sold for $255 million, resulting in an exceptional gain of $13 million.

In January 2005, Highveld Steel and Samancor sold half of their shareholdings in Acerinox. Anglo American's attributable share of the proceeds was $69 million. In February 2005, Anglo American and BHP Billiton announced that they had reached agreement for the sale of their respective 40% and 60% shareholdings in Samancor Chrome for an enterprise value of $469 million.

Operating performance

Kumba's contribution to Anglo American's operating profit before exceptional items was $205 million (as a subsidiary) compared with $33 million in 2003 (representing a 20.1% attributable equity interest for ten months and as a subsidiary for one month). This performance reflected higher commodity prices, solid operational performances and margin-improvement initiatives, countered to some extent by the strong rand. The global market for seaborne iron ore increased by an estimated 95 million tonnes in 2004. Kumba's iron ore operations benefited from an average 19% annual increase in dollar denominated prices, with effect from 1 April 2004, and further significant increases are anticipated in 2005. Its Sishen and Thabazimbi mines produced a total of 30.1 million tonnes of iron ore during the year, of which 20.9 million tonnes were exported.

Regarding Kumba's Hope Downs iron ore project in Australia, which has been the subject of a dispute with a local partner, Kumba is appealing a recent arbitration decision. Subject to Kumba's rights of appeal, the process for determining a fair value, at which the local partner can elect to acquire Kumba's project interest, has commenced. Until Kumba's participation in the project is finally resolved, it continues to perform its contractual obligations in respect of the project.

Scaw Metals' operating profit was $101 million (2003: $70 million). This was achieved against a background of greatly increased international steelmaking raw material prices and resulting input cost increases, offset to some extent by high selling prices. Production was higher, with strong performances in most divisions. Import competition, however, aided by the strong rand and weak dollar, continued to have a negative effect on some of Scaw's downstream businesses.

The attributable share of Samancor's operating profit amounted to $236 million (2003: $41 million). The manganese business had an outstanding year, benefiting from improved market conditions as a result of product shortages, driven primarily by Chinese crude steel production. This led to significantly higher alloy prices being achieved in 2004. The chrome operations benefited similarly from higher ferrochrome prices, offset to some extent by the strong rand.

Highveld Steel had a record year with an operating profit of $168 million (2003: $11 million). This was largely due to higher prices for steel, vanadium and manganese alloys, together with increased volumes sold into the South African market. Production costs were well controlled and cost savings of $38 million were achieved, resulting in substantially higher operating margins. Ferrovanadium prices rose from historically low levels in early 2003 of $6/kgV to recent levels of $52/kgV.

Boart Longyear's operating profits totalled $67 million (2003: $33 million). Product and contracting results in the Americas and Asia-Pacific were substantially better than 2003 owing to much higher drilling activity, while those in sub-Saharan Africa improved as a result of increased sales of rockdrills and capital equipment. The Hardmaterials and Wendt operations benefited from restructurings undertaken in 2003, and Wendt also profited from increased machine sales as a result of the improved business environment. The European business continued to struggle, posting a loss for the full year.

Tongaat-Hulett's operating profit was $69 million (2003: $10 million). The aluminium division performed well on the back of increased volumes, an improved product mix and reduced costs, while the sugar division's profitability was negatively impacted by the relatively small South African sugar crop. Import competition and higher maize input costs adversely affected the starch and glucose operations. Moreland Properties posted strong results, capitalising on buoyant demand across all its portfolios.

Terra generated an attributable operating profit before exceptional items of $53 million (2003: $14 million), largely reflecting higher nitrogen margins.

Outlook

Ferrous metals prices may soften in 2005 as anticipated Chinese demand for steel slows. China's domestic steel consumption growth rate has reportedly fallen as the country shifts from being the world's biggest steel importer to a net exporter. The persistent strength of the rand is expected to continue to affect margins adversely in the coming year. Ferrous Metals and Industries will continue to reshape its portfolio around core businesses, focusing on increased iron ore output and improved margins through greater operating efficiencies and cost saving initiatives.

COAL

$ million	2004	2003
Total operating profit	**487**	333
South Africa	**244**	133
Australia	**79**	130
South America	**164**	70
Headline earnings	**351**	232
EBITDA	**686**	505
Net operating assets	**2,539**	2,152
Capital expenditure	**217**	207
Share of Group headline earnings (%)	**13**	14
Share of Group net operating assets (%)	**7**	7

Operating profit increased by 46% to $487 million, mainly due to higher export prices and a 3 million tonne (3%) rise in sales.

Markets

During the year, coal demand was strong and prices increased markedly. Metallurgical coal prices were driven by robust steel sector raw material demand, led by sustained Chinese economic growth and rising imports, a tight supply situation and logistics chain constraints. Healthy thermal coal offtake in China moderated the level of Chinese exports.

Power, oil, gas and thermal coal prices were influenced by continued inefficiencies in the logistics chain, mainly affecting South Africa and Australia, coupled with growing global energy demand and security of supply concerns. Relatively small imbalances in supply and demand continue to bring significant price and directional uncertainty to the world's energy and raw material markets, especially for thermal coals. Spot South African steam coal prices increased by 73% during the first six months and, although they had reduced by 25% at year end, they remain well above historic average price levels.

Operating performance

Operating profit for South African sourced coal, at $244 million, was 83% higher than in 2003 and export prices were up 42%. The rand continued to strengthen against the dollar, reducing headline earnings by $17 million.

Production rose by 5% to 54.5 million tonnes. This reflected strong domestic demand from Eskom, the South African power utility, which led Kriel and New Vaal collieries to produce at record levels. Plans are in place to acquire additional mining equipment for New Denmark, the other colliery serving the domestic market, so that it can increase output substantially in 2005. Production at most of the export mines was slightly higher, with the exception of Bank and Landau, where difficult mining conditions affected production.

Capital expenditure in South Africa rose by $27 million, mainly due to the development of Isibonelo colliery, due to start production in 2005. Following the signing of a memorandum of understanding with BHP Billiton relating to the Western Complex reserves, a feasibility study is investigating the optimal use of these reserves.

Operating profit for the Australian operations fell by 39% to $79 million. This was mainly because production ceased at Moranbah North Mine (MNM) for eight months following a roof collapse at the tail end of the longwall face in January 2004. The effects were partly mitigated by an estimated $40 million, the proceeds from a related insurance claim. Gains from exchange-rate hedges taken out during the year dampened some of the adverse effects of the stronger Australian dollar (up by 11% against the US currency). Following the roof strata collapse at MNM, the longwall was relocated. Production resumed in late August and by year end production rates were reaching targeted expectations. However, the colliery produced 2.3 million tonnes less high-margin coking coal than the previous year. At Dartbrook, output was marginally down and production at Drayton was in line with the prior year, while Callide, Moura and Capcoal exceeded previous performances, which together offset MNM's negative volume impact. Aggregate attributable saleable coal production was in line with the previous year, at 25.6 million tonnes.

Total attributable sales declined by 4% to 25.5 million tonnes, though domestic sales increased by 0.7 million tonnes, mainly driven by generating capacity demand. Export sales were further limited by port constraints at Dalrymple Bay Coal Terminal, though a port-allocation system at Newcastle has helped eliminate ship congestion.

The Moura/Theodore/Dawson project was announced in December, and is scheduled to commence in early 2005. Work continues on the feasibility study for Lake Lindsay, adjacent to the Capcoal complex.

On 18 June, a Supreme Court decision on the Grasstree project's compliance with the Coal Mining Safety and Health Regulations resulted in Grasstree suspending operations. This suspension was lifted at the beginning of December and Grasstree remains on schedule to start up during 2006. Dartbrook successfully made the transition to the Kayuga seam during the first six months.

Anglo Coal has now acquired all the shares in Australian Power and Energy Limited (APEL) that it did not previously own. APEL is conducting a pre-feasibility study into producing liquid fuel from brown coal in Victoria.

Operating profit at the South American operations rose by 134% to $164 million, following significantly improved coal prices and a 9% increase in attributable sales volume, to 9.9 million tonnes. These gains were partly offset by increases in fuel prices and royalty payments and the effects of the weakening dollar. In addition, equipment availability at Venezuela's Carbones del Guasare (CDG) was reduced by administration problems with newly introduced exchange controls, although these appeared to be under control by the year end.

Cerrejón continues to expand its operations, with a production goal of 28 million tonnes per annum by the end of 2006. Feasibility studies on further expansion opportunities are under way at both Cerrejón and CDG.

In 2004, Anglo Coal realised $51 million from efficiency improvements and cost saving initiatives.

Outlook
With MNM back in operation, improved production is expected in 2005. Rand and Australian dollar strength together with coal prices will continue to be the two main variables. Metallurgical coal prices have again risen substantially in negotiations for 2005, and high prices for thermal coals – notwithstanding their reductions in the second half of 2004 – are expected to continue in the current year.

INDUSTRIAL MINERALS

$ million	2004	2003
Total operating profit before exceptional items	346	325
Tarmac	280	290
Copebrás	66	35
Total operating profit after exceptional items	337	325
Headline earnings	267	270
EBITDA	624	557
Net operating assets	4,729	4,304
Capital expenditure	299	316
Share of Group headline earnings (%)	10	16
Share of Group net operating assets (%)	13	14

Operating profit before exceptional items increased by 6% to $346 million. Tarmac's operating profit before exceptional items declined by 3% to $280 million, mainly due to challenging market conditions in the UK. In contrast, Copebrás benefited from buoyant local market conditions and increased international fertiliser prices which, together with the increased production from the new plant, resulted in an 89% increase in operating profit.

Markets and operating performance
In the UK, markets were disappointing. Following the completion of work on large projects such as the M6 toll road in 2003, demand for asphalt was weaker, with little major contract activity during the year. Aggregates demand was slightly lower, although concrete volumes increased. Modest price improvements were achieved, but these were insufficient to offset higher bitumen and fuel costs. The benefits of Tarmac's ongoing business improvement and procurement programmes continued to be felt, with the group achieving a total of $64 million in cost savings and efficiency improvements, but these were partially offset by the disappointing performance of Concrete Products.

By contrast, the cement business had a good year. The new Buxton plant began operating in March, having been completed at a cost of £110 million, £5 million below budget. The plant is performing to expectations, which has resulted in a near-doubling in contribution from this business. The mortar business also performed well, assisted by recent investments in dry silo mortar plants in Leeds, Glasgow and Coventry. As Tarmac continued to develop its business in the UK, three acquisitions were completed during the year, including that of David W Gordon Ltd, one of Scotland's leading concrete block producers. Significant investments were also made in new plant, including a new ready-mixed concrete plant at King's Cross in London and the replant of a major limestone quarry in South Yorkshire.

In continental Europe, operating profit grew by 9%. France benefited from a strong private housing market, although the public sector was more subdued. The businesses in Poland and the Czech Republic experienced stronger market conditions. The latter also benefited from a first-time contribution from Bilfinger Berger Baustoffe, which is performing above expectations. During the year, Wisniowka, a well located high quality sandstone quarry in central Poland, was acquired. This will enable the business to benefit from anticipated Polish infrastructure projects. Operating profit in Spain improved again despite weaker market conditions in Madrid. The business on the Mediterranean coast, which was the main part of the Mavike acquisition in 2002, showed a substantial improvement. Weak market conditions, however, continued in Germany.

The Middle East business experienced another year of substantial growth. With its local partner, Tarmac is developing a new quarry in the United Arab Emirates to supply this buoyant market. The Far East business continued to improve. At the end of the year, a new quarry supplying the Shanghai market commenced operation. Production will be ramped up during 2005.

Copebrás had an excellent year. Operating profit increased by 89%, due to continued strong Brazilian demand for phosphate based fertilisers and higher international prices. The continuing recovery of the South American economies also resulted in a significant improvement in sales volumes of sodium tripolyphosphate (STPP), which is used in detergents.

Outlook

Market conditions in the UK are expected to remain extremely challenging throughout 2005. Volumes are not expected to grow significantly and the industry is facing cost increases arising mainly from fossil fuel price rises and legislative compliance. Tarmac has announced price increases for all its major products with effect from the beginning of January. In addition, Tarmac's performance will be underpinned by continuing cost reductions and initiatives to improve customer service.

In continental Europe, healthy market conditions are expected in Poland and the Czech Republic as these economies continue to grow. The short term outlook in Germany remains uncertain, although in those major cities where the business is active, demand is expected to remain stable. The run-up to the 2006 soccer World Cup, which takes place in Germany, may provide a boost. In Spain, although demand in Madrid may be weaker, continued growth on the Mediterranean coast is expected. France is expected to see modest improvement. In all regions, opportunities to invest in the core product areas will continue to be examined, both in existing and adjacent countries of focus.

Local market conditions for fertilisers in Brazil remain buoyant although there is some concern about lower international prices for some agricultural commodities. However, the new plant at Goiás, which is in the country's interior and away from the threat of imports, gives Copebrás a strong position in this market.

PAPER AND PACKAGING

$ million	2004	2003
Total operating profit	559	656
Packaging	284	302
Business Paper	209	294
Other	66	60
Headline earnings [1]	381	425
EBITDA	996	976
Net operating assets	6,496	4,820
Capital expenditure	819	601
Share of Group headline earnings (%)	14	25
Share of Group net operating assets (%)	17	16

[1] Headline earnings for Paper and Packaging for the year ended 31 December 2003 have been adjusted as net interest for wholly-owned operations in Paper and Packaging is now accounted for centrally within Corporate Activities. See note 3 to the financial information.

Operating profit at $559 million was 15% lower than 2003. This reflected a significantly tougher trading environment than in 2003, particularly in the business paper sector, despite the positive impact of increased volumes and cost reductions. Dollar reported results are improved by the translation impact of the stronger euro and rand.

Operating performance

In November, Mondi announced the restructuring of its operations into global product groups with the formation of two primary business units, Mondi Packaging and Mondi Business Paper. The rebranding and reorganisation of the existing businesses under the Mondi name has improved Mondi's visibility to customers and reduced its overhead cost structure. Mondi Packaging is a combination of the Frantschach group, including Swiecie, with the existing Mondi Packaging Europe group and the containerboard machines at Syktyvkar and Richards Bay. Mondi Business Paper incorporates Neusiedler and the South African uncoated woodfree paper machines in Merebank, the pulp mill in Richards Bay and the related forest operations. The balance of the Mondi group consists of the South African packaging businesses, the European paper merchant group Europapier, and the European and South African newsprint businesses.

Mondi Packaging's operating profit of $284 million was 6% below that of 2003. The adverse impact of soft markets was not fully offset by the positive impact of substantial cost savings and profit improvement initiatives achieved in 2004 and the acquisition of the Roman Bauernfeind business. This acquisition is performing above expectation. The purchase of the remaining 30% minority interest in Frantschach AG was completed in April.

Mondi Business Paper's operating profit of $209 million fell 29% short of the previous year. Total production volumes increased by 19% to 1,881,851 tonnes, with the PM18 rebuild at Ruzomberok performing well. Production in South Africa was affected by the planned March shutdown for the mill modernisation and expansion project – RB720. Production output since the shutdown has been highly satisfactory and final commissioning of the pulp mill is currently progressing well. Office communication paper prices fell by 9% compared with 2003, due to competitive markets and the adverse effects of currency movements. These negative price impacts were, however, countered by further cost savings and production efficiency improvements.

The balance of the Mondi operations performed in line with 2003, with higher earnings at the paper merchant offset by lower newsprint earnings, following the part disposal of the South African newsprint assets in 2004.

Paper and Packaging delivered $144 million in cost savings and productivity improvements during 2004, offsetting to a large extent lower prices.

Other developments

The joint venture with Shanduka Resources (formerly MCI Resources) in Mondi South Africa's integrated newsprint business was completed in the first half of 2004. Mondi retained a 58% interest and this empowerment transaction allows for a further 8% in the newsprint business to be set aside for broad based participation by Mondi South Africa employees and relevant communities. Mondi has also sold, with effect from 1 January 2005, a 42% interest in its South African packaging businesses to Shanduka Resources in an empowerment transaction, which values the entire business at $370 million. There is a further earn-out of $35 million in current terms if certain cash flow projections are achieved over the next four years. A further 3% will be set aside by Mondi for broad based participation by Mondi South Africa employees.

In South Africa, the disposal of non-core assets is well advanced, with a binding offer having been accepted for Mondi's share in surplus plantations in the Eastern Cape. That transaction is expected to be concluded during early 2005.

Outlook
In 2005, Mondi will continue its product differentiation strategy, capitalising on the recent expansion projects and innovation programmes combined with further aggressive cost reduction initiatives. If dollar weakness is sustained, this will continue to place pressure on European and South African prices. The impact on pricing should be largely offset by increased volume from the Ruzomberok rebuild which will reach full capacity in 2005 as well as the Richards Bay RB720 project which is currently commissioning.

EXPLORATION
The Group spent $120 million on exploration in 2004 – $41 million on base metals, $9 million on coal, $14 million on ferrous metals, $43 million at AngloGold Ashanti and $13 million at Anglo Platinum.

Anglo Base Metals concentrated on brownfield exploration near its mines in Chile, Brazil, Ireland, South Africa and Namibia. Drilling identified additional copper resources at El Soldado and Los Bronces in Chile. Other copper exploration took place in Mexico, Peru, the Philippines and Brazil, while zinc exploration focused on India and Australia. Nickel exploration continued around the West Raglan sulphide discovery in northern Quebec as well as in Brazil and Finland.

Anglo Coal's exploration stayed close to existing operations in Australia, Colombia and South Africa. Prospecting for coal-bed methane took place in South Africa and Australia, while the Xiwan project in China's Shaanxi province completed an extensive initial drilling programme.

Anglo Ferrous Metals' exploration activities all related to Kumba, with most expenditure incurred on greenfield and brownfield iron ore exploration in South Africa.

AngloGold Ashanti continued to explore around its mines in Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the US. In Asia, the company has an exploration team on the ground in Mongolia, where it is acquiring land positions in several prospective areas, and has set up an exploration office in China. It has also established joint ventures in the Philippines and Laos. In addition, its investment in Trans-Siberian Gold provides opportunities for further growth in Russia. Elsewhere, AngloGold Ashanti is exploring in prospective areas of Peru, Colombia and Alaska and is establishing an exploration base in the north east region of the Democratic Republic of Congo.

Anglo Platinum's efforts focused on exploration in South Africa. Elsewhere, its partners carried out programmes in Canada and Russia, while a joint venture began to explore in the Sichuan province of China.

TREASURY MANAGEMENT AND HEDGING POLICY
The principal financial risks arising from the Group's activities are those related to commodity price risk, currency risk, interest rate risk, counterparty risk and liquidity risk.

The Group's principal treasury policies are set by the board. The Group treasury acts as a service centre and operates within clearly defined guidelines approved by the board. Anglo American uses a number of derivative instruments to hedge these financial risk exposures. The Anglo American accounting department provides an independent control function to monitor and report on treasury activities, which are also subject to regular review by internal and external audit.

The treasury of the Group's associate, De Beers, is independently managed as are those of the non-wholly-owned subsidiaries such as AngloGold Ashanti and Anglo Platinum.

Commodity risk
Anglo American is exposed to movements in the price of precious metals, base metals and other commodity products. Strategic hedging of the price risk is undertaken from time to time and derivatives are used to optimise the value of Anglo American's production of these commodities. Gold hedging is independently managed by AngloGold Ashanti.

Currency risk
The Group publishes its financial statements in US dollars and a substantial proportion of the Group's sales are denominated in US dollars. As a result, a large component of the Group's net debt is denominated in US dollars. However, the Group conducts business in many currencies and, as a result, it is subject to currency risks owing to exchange rate movements which will affect the Group's costs and the translation of the profits of subsidiaries, joint ventures and associates whose functional currency is not the US dollar.

Anglo American retains a significant proportion of its assets within subsidiaries, joint ventures and associates located in countries, principally South Africa, where the local currency is treated as the functional currency and is used for reporting purposes.

In the consolidated financial statements, the exchange differences arising on the translation of net assets of these non-dollar denominated subsidiaries, joint ventures and associates less any offsetting exchange differences on foreign currency financing of these assets, are dealt with in reserves in accordance with SSAP 20 'Foreign currency translation'. Accordingly, the currency translation differences of $2,512 million recorded in note 25 have been reported through the consolidated statement of total recognised gains and losses on page 50 and appear as an increase in shareholders' funds. These differences do not affect the consolidated profit and loss account or the consolidated cash flow statement.

The currency translation differences which have arisen are mainly attributable to the appreciation of the South African rand against the US dollar since 1 January 2004, although the appreciation of the Australian dollar, euro and sterling against the US dollar have also contributed. If the rand and other currencies appreciate or depreciate against the US dollar in future reporting periods, currency translation differences will continue to appear as an increase or a reduction in shareholders' funds, respectively.

The non-dollar denominated businesses actually derive the majority of their revenues in dollars, while the majority of their costs continue to be incurred in their local currency. To this extent, the currency appreciation does not impact on the real underlying value of the non-dollar denominated assets within these businesses.

However, although revenues are mainly denominated in US dollars, operating costs are incurred mainly in local currencies so the Group profitability and cash flow is exposed to exchange rate movements between local currencies and the US dollar.

Exchange rates against the US dollar

Average	2004	2003
South African rand	6.44	7.55
Pound sterling	0.55	0.61
Euro	0.80	0.88
Australian dollar	1.36	1.53
Chilean peso	609	690
Year end		
South African rand	5.65	6.67
Pound sterling	0.52	0.56
Euro	0.74	0.79
Australian dollar	1.28	1.33
Chilean peso	556	593

Interest rate risk

The Group is exposed to interest rate risk, in particular to changes in US dollar, rand, sterling and euro interest rates. Corporate policy is to maintain a high proportion of floating rate debt, although strategic hedging using fixed rate debt may be undertaken from time to time if considered appropriate. At 31 December 2004, the Group had fixed rate debt of $2,199 million, representing 27.1% of net debt (2003: 28.4%). The policy is to invest cash at floating rates of interest and cash reserves are maintained in relatively short term investments in order to maintain liquidity while achieving a satisfactory return for shareholders.

Counterparty risk

Cash deposits and other financial instruments give rise to credit risk on the amounts due from counterparties. The Group controls and monitors the distribution of these exposures against approved limits to minimise the risk of loss in the event of non-performance by a counterparty. The limits involved relate to minimum credit ratings, exposure limits and shareholders' equity. The possibility of material loss arising in the event of non-performance by a counterparty is considered unlikely.

Liquidity risk and financing

The Group is assigned short term ratings of P-2 and A-2, and long term ratings of A3 (stable outlook) and A- (stable outlook) from Moody's and Standard and Poor's respectively.

The following financing activities were undertaken during 2004:

- Anglo American Capital plc and Anglo American Australia Finance Limited issued a number of small private placements. (All notes are guaranteed by Anglo American plc).
- A $1,000 million European Commercial Paper Programme was established in October 2004. The programme provides further funding diversity and flexibility. The European Commercial Paper Programme is in addition to a $1,300 million Canadian Commercial Paper Programme established a number of years ago.

In addition to its capital market activities, Anglo American borrows using short term variable rate instruments such as commercial paper, bills and money market lines, as well as using committed medium and short term bank facilities. Anglo American maintains committed facilities as back up to its commercial paper programmes and for immediate liquidity needs. An existing $2.25 billion committed facility was refinanced in 2004. A new $2.5 billion committed facility was set up, incorporating a $750 million tranche maturing in July 2005 and a $1,750 million tranche maturing in July 2009.

Non-wholly-owned subsidiaries in general will arrange and maintain their own financing and funding requirements. In most cases the financing will be non-recourse to Anglo American. In addition, certain projects are financed by means of limited recourse project finance, if appropriate.

It is believed that the Group's net cash flow from operations, its holdings of cash and cash equivalents and access to credit facilities and capital markets will be sufficient to cover the likely short and long term cash requirements of the Group. At the end of 2004, net debt was $8,121 million, being gross debt of $10,782 million offset by $2,661 million of cash and current asset investments. At 31 December 2004, the Group had available undrawn, committed borrowing facilities totalling $4,921 million. The maturity profile for the Group's available undrawn, committed borrowing facilities is as follows:

Committed bank facilities $ million

Expiring	Facility amount	Drawn	Available
2005	4,146	2,127	2,019
2006	103	101	2
2007	203	153	50
2008	1,636	1,458	178
2009	2,699	27	2,672
2010	178	178	–
After 2010	152	152	–
Total	9,117	4,196	4,921

The maturity profile of net debt is shown below:

Debt and (cash) maturity profile $ million

	Gross cash[1]	Debt	Net debt	Cumulative net debt
2005	(2,661)	3,333	672	672
2006	–	631	631	1,303
2007	–	1,407	1,407	2,710
2008	–	2,953	2,953	5,663
2009	–	1,481	1,481	7,144
2010	–	560	560	7,704
After 2010	–	417	417	8,121
Total	(2,661)	10,782	8,121	8,121

[1] Gross cash comprises cash of $2,086 million and cash equivalents of $575 million.

OTHER RISK FACTORS

The risk factors set out below are further uncertainties that the Group considers could cause the Group's actual results to differ materially from expected and historical results:

Economic and political risks

The Group is geographically diverse and encounters different legal and regulatory requirements in different jurisdictions. Businesses may be affected by any political, economic or regulatory developments in any of the countries in which they operate, including risks such as restrictions on the export of currency or expropriation of assets. The Group has no control over changes in local inflation rates or market interest rates.

Acquisitions

The Group has undertaken a number of acquisitions in the past. With these, as with any such future transaction, there is the risk that any benefits or synergies identified at acquisition may not be achieved. Rigorous guidelines are applied to the evaluation and execution of all acquisitions, which require approval of the Investment Committee and Executive Board and, in the case of acquisitions beyond a certain value, the approval of the board.

Health, safety and environment

The Group is subject to numerous health, safety and environmental laws and regulations in each of the jurisdictions in which it operates. Any changes in laws, regulations or community expectations can result in increased compliance and remediation costs. The HIV/AIDS epidemic in sub-Saharan Africa is a significant threat to economic growth and development. Providing access to treatment in developing countries has become a humanitarian as well as an economic and social imperative. In 2002, the Group announced it would provide anti-retroviral therapy to employees with HIV/AIDS.

Natural risks

The Group's operations can be exposed to natural risks such as flood, weather or difficult geological conditions. Appropriate insurance can provide protection from some, but not all, of the costs that may arise from unforeseen events.

CRITICAL ACCOUNTING POLICIES

The Group financial statements are prepared in accordance with UK GAAP. The Group's accounting policies are described on pages 52 to 53 of the financial statements. The application of certain of these policies requires assumptions or judgements by management. Actual results may differ from the estimates calculated using these assumptions and judgements. Management believes that the following are the critical policies where the assumptions and judgements made could have a significant impact on the consolidated financial statements:

Pensions and post-retirement benefits

The expected costs of providing pensions and post-retirement benefits under defined benefit arrangements are charged against profits to spread the expected costs on a straight-line basis over the service lives of the employees entitled to those benefits. Assumptions in respect of the expected costs are set after consultation with qualified actuaries. While management believes the assumptions used are appropriate, a change in the assumptions used would impact the earnings of the Group.

Restoration, rehabilitation and environmental costs

Provision is made, based on net present values, for restoration, rehabilitation and environmental costs as soon as the obligation arises. Costs incurred at the start of each project are capitalised and charged to the profit and loss account over the life of the project through depreciation of the asset and the unwinding of the discount on the provision. Costs for restoration of subsequent site damage are provided at net present value and charged against profits as extraction progresses. Management uses its judgement and experience to provide for and amortise these estimated costs.

Mining reserves

The Group's mining properties are depreciated over the life of the mine using the unit of production method based on proven and probable reserves. When determining reserves, assumptions that were valid at the time of estimation may change when new information becomes available. Any changes could affect depreciation rates and asset carrying values.

Exceptional items

Operating exceptional items are those that management considers, by virtue of their size or incidence, should be disclosed separately to ensure that the financial information also allows an understanding of the underlying performance of the business. The determination as to which items should be disclosed separately requires a degree of judgement.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Council of the European Union announced in June 2002 that listed companies in Europe would be required to adopt International Financial Reporting Standards (IFRS) for accounting periods beginning on or after 1 January 2005. The adoption of IFRS will be first reflected in the Group's financial statements for the half year ended 30 June 2005 and the year ended 31 December 2005.

The accounting standards to be adopted are subject to ongoing review and endorsement by the EU and possible amendment by interpretative guidance from the International Financial Reporting Interpretations Committee (IFRIC) and the accounting profession. The information presented below has been prepared on the basis of current interpretations of standards expected to be applied by the Group in its 2005 financial statements.

The Group began preparation for the adoption of IFRS in April 2003 when it established a global project team to manage the convergence to IFRS. The scope of this project included:

- an assessment of the impact from the conversion to IFRS on the Group's reported financial results;
- a continued assessment of the impact from proposed future developments to international accounting standards;
- identification of changes required to the Group's existing accounting systems and procedures;
- targeted training and education of all appropriate employees within our businesses; and
- the timely communication to internal and external stakeholders of areas subject to significant change.

The IFRS transition project is well advanced and the Group is on track to meet its reporting deadlines. All significant project milestones, including system changes and targeted IFRS training for all employees affected by the transition, have now been completed.

The Group has prepared IFRS accounting and treasury policies in accordance with standards expected to be effective, or available for early adoption, as at 31 December 2005, the date of the Group's first annual IFRS financial statements.

The Audit Committee has approved the Group's first time adoption choices made in accordance with IFRS 1, including the adoption of International Accounting Standards (IAS) 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement* prospectively from 1 January 2005. The UK GAAP balance sheet as at 1 January 2004 and financial information for the six months ended 30 June 2004 and year ended 31 December 2004 will be restated in accordance with these first-time accounting choices and policies (excluding IAS 32 and 39). The 2004 restated financial information at each of these reporting dates will be published in May 2005. This publication will include a reconciliation of the Group's UK GAAP reported profit and loss account, balance sheet and total equity to the restated IFRS results, and will provide details of material policy differences and adjustments arising.

First-time adoption choices

The Group has made the following first-time accounting policy choices, in accordance with IFRS 1:

- business combinations – acquisitions prior to 1 January 2004 will not be restated;
- goodwill – the requirement to retranslate goodwill balances to the exchange rate at reporting date in accordance with IAS 21 *The Effects of Changes in Foreign Exchange Rates* will be applied prospectively to goodwill balances arising on acquisitions after 1 January 2004 (the transition date);

- post-retirement benefits – surpluses/deficits of post-retirement benefits under defined benefit arrangements will be recognised in full at 1 January 2004. From 1 January 2004, the Group will apply the full provision accounting method, as permitted in IAS 19 (revised) *Employee Benefits*, with subsequent actuarial gains and losses being recorded directly in equity;
- currency translation differences – translation differences relating to foreign currency investments in subsidiaries, associates and joint ventures are deemed to be zero at the date of transition and, as such, the gain or loss on subsequent disposal of any foreign operation will exclude translation differences that arose before that date;
- joint venture entities – these entities will be proportionally consolidated in accordance with IAS 31 *Interests in Joint Ventures*;
- financial instruments – IAS 32 and 39 will be applied prospectively from 1 January 2005;
- share-based payments – IFRS 2 *Share-Based Payment* will be applied to all share-based rewards made after 7 November 2002 that did not vest before 1 January 2005;
- disposal groups – IFRS 5 *Non-Current Assets Held for Sale and Discontinued Operations* will be applied from 1 January 2005;
- exploration for and evaluation of mineral resources – IFRS 6 *Exploration for and Evaluation of Mineral Resources* will be applied early, from 1 January 2005.

Key policy impacts

Although the majority of accounting standards to be applied in the Group's first full IFRS financial statements have been finalised, the principles may still be subject to possible amendment as a result of additional interpretative guidance from IFRIC and the accounting profession.

A summary of the more significant accounting policy changes we anticipate will arise, based on current interpretations of the standards within each of these areas, is provided below. Our assessment may be subject to revision as a result of new accounting developments and is not a comprehensive list of all expected changes.

Business combinations, intangible assets and goodwill

The more significant policy changes resulting from the transition to IFRS include:

- the replacement of goodwill amortisation with an annual impairment test;
- the treatment of goodwill and fair value adjustments arising on acquisition of foreign operations as assets and liabilities of the acquiree, to be retranslated on consolidation in accordance with IAS 21;
- the abolition of merger accounting;
- a broader definition of intangible assets to be recognised at acquisition; and
- the reclassification of minority interests from liabilities to equity.

Financial instruments

The adoption of IAS 32 and 39 will require all derivatives, with the exception of commodity based (normal purchase or normal sale) contracts, to be recognised on the balance sheet at fair value. Subsequent changes in fair values are either taken to equity, if the criteria for cash flow hedge accounting are met, or to the income statement. Previously, derivatives qualifying as hedges in accordance with UK GAAP have been held off balance sheet and the fair value disclosed within a note to the financial statements. Any derivatives embedded within the terms of contractual commitments that are not considered closely related to the underlying host contract will also be separately identified and fair valued.

Commodity based (normal purchase or normal sale) contracts that meet the own use requirements of IAS 39 are recognised in earnings when they are settled by physical delivery.

Treasury systems and procedures have been reviewed to ensure that any hedging undertaken by the Group qualifies for hedge accounting under IFRS where otherwise the impact would be considered material to the reported Group results.

Deferred tax

Deferred tax will be provided at the date of acquisition and on some balances previously excluded from provision under UK rules such as revaluations and fair value adjustments.

Unrealised gains

The international accounting framework provides no distinction between unrealised and realised gains for financial reporting. As such, all unrealised gains, with the exception of actuarial gains/losses on post-retirement schemes and currency translation differences, will be recorded through the income statement and not through a statement of total recognised gains and losses, as was required under UK GAAP.

Proportional consolidation of joint venture entities

Results of joint venture entities will be incorporated on an individual line-by-line basis in the Group financial statements, in accordance with proportional consolidation rules set out in IAS 31.

The accounting policies for Joint Arrangements Not Entities (JANEs) and joint venture operations are fundamentally the same under both UK and international policies.

Accounting for dividends proposed

The final dividend proposed will only be recognised in the following year when it is formally approved for payment. This is in accordance with IAS 10 *Events After the Balance Sheet Date* and also with the Companies Act 1985 (International Accounting Standards and Other Accounting Amendments) Regulations 2004, which will be effective for financial years commencing on or after 1 January 2005.

Employee benefit schemes: post-retirement and share option remuneration

IAS 19 requires companies to recognise the full deficit (or surplus, subject to restrictions) of post-retirement benefit schemes under defined benefit arrangements on the balance sheet. The Group is expected to adopt IAS 19 (revised) early and will recognise all actuarial gains or losses directly through equity.

Under IFRS, options granted by the Group to employees, for example under Employee Share Option Schemes and Save As You Earn Schemes, are to be fair valued at grant date using an option pricing model and charged through the income statement over the vesting period of the options. The nature of Anglo's employee remuneration schemes is such that there is not expected to be a material difference to existing UK GAAP charges on application of IFRS 2.

Translation of results from foreign currency operations

IFRS requires the currency translation adjustment (CTA) arising on translation of a foreign operation to be recycled through the income statement when that operation is disposed of. Currently, under UK GAAP, the CTA is not included in the gain or loss calculated if that operation is sold.

FINANCIAL REVIEW
CONTINUED

Presentation and disclosure of financial information

The transition to an international accounting framework will give rise to an increase in certain disclosures to the financial statements. There will also be some presentational changes. Financial statements will disclose a detailed reconciliation of reserve movements for the current year, with comparatives. A statement of recognised income and expenses will be presented, as required by IAS 19 (revised), to report actuarial gains/losses in respect of post-retirement schemes under defined benefit arrangements.

Exploration for and evaluation of mineral resources

IFRS 6 was issued in December 2004 as an interim standard in advance of a more comprehensive review of accounting practices in the extractive industry. The standard does not impact the Group's existing policy for exploration and evaluation expenditure.

The directors have pleasure in submitting the statutory financial statements of the Group for the year ended 31 December 2004.

This directors' report should be read in conjunction with the chairman's questions and answers, chief executive's statement, operations review and social responsibility report contained in the Annual Review, the financial review and the remuneration report contained in this Annual Report. These include information on all the individual business sectors of the Group, its joint ventures and its associates, their performance and current and future developments.

PRINCIPAL ACTIVITIES AND BUSINESS REVIEW

Anglo American, with its subsidiaries, joint ventures and associates, continues to be a global leader in the mining and natural resource sectors. It has significant and focused interests in platinum group metals, gold, diamonds, coal, base metals, industrial minerals, paper and packaging, and ferrous metals and industries, as well as financial and technical strength.

The Group's business is a going concern as interpreted by the Guidance on Going Concern and Financial Reporting for directors of listed companies registered in the United Kingdom, published in November 1994. The net book value of the Group's tangible fixed assets at 31 December 2004 was $31,155 million.

DIVIDENDS

An interim dividend of 19 US cents per ordinary share was paid on 21 September 2004. The directors recommend a final dividend of 51 US cents per ordinary share. This will make a total for the year to 31 December 2004 of 70 US cents per ordinary share. Subject to the approval of shareholders at the annual general meeting (AGM) to be held on Wednesday, 20 April 2005, the final dividend will be payable on Friday, 29 April 2005 to shareholders registered in the books of the Company at the close of business on Friday, 11 March 2005.

On 26 August 1999, Greenwood Nominees Limited, as nominee for Butterfield Trust (Guernsey) Limited, the trustee for the Anglo American Employee Share Ownership Trust, waived its right to all dividends (except for 1 pence), payable by the Company. The total amount waived during the year was $32,276,754, being $21,729,868 in respect of the 2003 final dividend paid in April 2004 and $10,546,886 in respect of the 2004 interim dividend paid in September 2004.

On 24 June 2004, Security Nominees Limited, account BSPNI, waived its right to all dividends payable by the Company. Such waiver is in respect of shares registered in that nominee account relating to the National Insurance liability on the Bonus Share Plan. The amount waived during the year in respect of the 2004 interim dividend paid in September 2004 was $2,430.

AUTHORISED SHARE CAPITAL

During the year there was no change to the authorised share capital of the Company of $1,000,000,000 divided into 2,000,000,000 ordinary shares of $0.50 each and £50,000 preference shares of £1 each.

ISSUED SHARE CAPITAL

During the year a total of 4,028,367 ordinary shares were allotted in respect of employee share schemes at various option exercise prices. In addition, 15,110 shares were allotted on the dates and at the prices shown below to certain non-executive directors (or their nominees) by subscription of their after-tax directors' fees:

Date (2004)	Number of shares	Price per share
7 January	3,341	£11.89
2 April	3,605	£12.88
1 July	3,950	£11.29
30 September	4,214	£12.93

On 12 February 2004, 5,309,286 ordinary shares were allotted at a price of $21.78 per share as consideration for the acquisition of the Roman Bauernfeind Holding AG corrugated paper and packaging business. On 5 April 2004, 8,181,998 ordinary shares were allotted at a price equivalent to approximately £13.16 per share as part consideration for the acquisition of the remaining 30% minority interest in Frantschach AG. Consequently, at 31 December 2004, the issued ordinary share capital of the Company amounted to 1,493,839,387 ordinary shares of $0.50 each. There was no change during the year to the issued preference share capital of the Company of 50,000 5% cumulative preference shares of £1 each. As at 22 February 2005, the issued ordinary share capital of the Company was 1,493,843,236 ordinary shares.

The authorised and issued share capital of the Company is also set out in note 24 on pages 72 to 74.

Details of interests of 3% or more in the ordinary share capital of the Company are shown in the shareholder information section of the booklet enclosed herewith.

EMPLOYEE SHARE OWNERSHIP TRUST

The Employee Share Ownership Trust was established in 1999. On 31 December 2004, it held 55,077,983 ordinary shares in the Company, registered in the name of Greenwood Nominees Limited. These shares, which are not voted at the Company's general meetings, are available to facilitate the operation of the Group's share schemes, details of which are disclosed in the Remuneration Report. The operation of these schemes, and the provision of shares in connection with them, is kept under regular review.

CORPORATE GOVERNANCE

A report on corporate governance and compliance with the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 is set out on pages 22 to 27. The directors' remuneration report, as set out on pages 28 to 43, will be proposed for approval at the AGM to be held on 20 April 2005. In accordance with the Directors' Remuneration Report Regulations 2003, the vote on such resolution is advisory and no director's remuneration is conditional upon the passing of the resolution.

DIRECTORS' REPORT
CONTINUED

DIRECTORATE

The following directors held office during the year to 31 December 2004:

Sir Mark Moody-Stuart	non-executive chairman
A J Trahar	chief executive
A W Lea	finance director
B E Davison	executive director
W A Nairn	executive director (retired 31 December 2004)
D J Challen	non-executive director
Dr C E Fay	non-executive director
R M Godsell	non-executive director
G Lindahl	non-executive director
R J Margetts	senior independent non-executive director
Dr M S B Marques	non-executive director
N F Oppenheimer	non-executive director
F T M Phaswana	non-executive director
Sir David Scholey	non-executive director
Prof K A L M Van Miert	non-executive director

Further details of the directors' qualifications, specific responsibilities and other directorships are set out on pages 20 and 21 of the Annual Review.

It is proposed at the forthcoming AGM to elect Mr R Médori as an executive director with effect from 1 June 2005 and also to elect Mr D A Hathorn and Mr S R Thompson as executive directors and Mr R C Alexander as a non-executive director all with effect from 20 April 2005. Messrs Godsell and Trahar and Professor Van Miert retire by rotation at the forthcoming AGM and, following performance reviews, and upon the recommendation of the board, being eligible, they offer themselves for re-election.

Details of the directors' interests in any Group company can be found in the remuneration report on pages 41 to 42.

SUSTAINABLE DEVELOPMENT

The *Report to Society 2004* will be available from the Company in April. This report focuses on the safety, sustainable development, health and environmental performance of the Company's managed operations, their performance with regard to the *Company's Good Citizenship: Our Business Principles* principles and the operational dimensions of their social programmes.

PAYMENT OF SUPPLIERS

Anglo American plc is a holding company and, as such, has no trade creditors.

Businesses across the Group are responsible for agreeing the terms and conditions, including payment terms, under which business transactions with their suppliers are conducted. These terms reflect local and industry norms. The Group values its suppliers and recognises the benefits to be derived from maintaining good relationships with them. Anglo American acknowledges the importance of paying invoices, especially those of small businesses, promptly.

POST BALANCE SHEET EVENTS

On 1 January 2005, Mondi completed the sale of a 42% equity stake in a new entity which will own Mondi's South African packaging businesses. This transaction values the entire business at $370 million.

The Company announced on 17 February 2005 that it and BHP Billiton had reached agreement to dispose of their interest in Samancor Chrome for an enterprise value of $469 million. The disposal will be effective 1 April 2005, subject to obtaining regulatory approvals.

VALUE OF LAND

Land is mainly carried in the financial statements at cost. It is not practicable to estimate the market value of land and mineral rights, since these depend on product prices over the next 20 years or longer, which will vary with market conditions.

EMPLOYMENT AND OTHER POLICIES

The Anglo American Group, which operates throughout the world, is managed along decentralised lines. Each key operating business is empowered to manage within the context of its own industry, and the different legislative and social demands of the diverse countries in which those businesses operate, subject to the standards embodied in Anglo American's *Good Citizenship: Our Business Principles*.

Within all Anglo American's businesses, the safe and effective performance of all employees, and the maintenance of positive employee relationships are of fundamental importance. Managers of Anglo American's businesses are charged with ensuring that the following key principles are upheld:

- adherence to national legal standards on employment and workplace rights at all times;
- adoption of fair labour practices;
- prohibition of child labour;
- prohibition of inhumane treatment of employees and any form of forced labour, physical punishment or other abuse;
- continual promotion of safe and healthy working practices;
- promotion of workplace equality and elimination of all forms of unfair discrimination;
- provision of opportunities for employees to enhance their work-related skills and capabilities;
- recognition of the right of our employees to freedom of association; and
- adoption of fair and appropriate procedures for determining terms and conditions of employment.

Copies of the *Good Citizenship: Our Business Principles* booklet which sets out standards of conduct on a range of ethical, human rights and social policy issues are available from the registered office of the Company and may be accessed on the Company's website – **www.angloamerican.co.uk**

During 2004, numerous employee communication and education workshops took place. The aim, which included areas as diverse as Talent Management, Sustainable Development and Group Strategy, was to provide employees with information on matters of concern to them, to consult employees regularly for views on matters affecting them and to make employees aware of financial and economic factors affecting the performance of the Company.

In addition, presentations by certain operating divisions took place and a survey of employee communication was conducted. The chief executive also gave a presentation on the Company's strategy. The Company regularly publishes *Optima* and *AngloWorld* which contain items of news, current affairs and information relevant to Group employees. Press releases and a news clippings service are published on the Company's intranet, keeping employees up to date with developments in those business sectors in which the Group is active.

DONATIONS

During the year, Anglo American and its subsidiaries made donations for charitable purposes totalling $47.4 million. Of that amount, $1.8 million was donated in the UK, consisting of payments in respect of education, sport and youth $331,000 (18%); community development $942,000 (53%); health and HIV/AIDS $200,000 (11%); environment $77,000 (4%); arts, culture and heritage $49,000 (3%) and other charitable causes $194,000 (11%). A fuller analysis of Anglo American's social investment activities can be found in the Annual Review and the sustainable development *Report to Society*.

Although it is the policy of Anglo American plc not to give party political donations, a policy shared by many multinational corporations, the Anglo American plc board decided in 2003 that it should make an exception in relation to South Africa's democratic transition. The board concluded that its major South African operating company, Anglo Operations Limited (AOL), could set aside the sum of R6 million for donations to political parties contesting the 2004 South African general election. A sub-committee of the board headed by Sir Mark Moody-Stuart considered an appropriate allocation of funds and recommended that the African National Congress, as the ruling party enjoying the majority electoral support in the country, should receive R3 million of the donation; the Democratic Alliance, as the official opposition and second largest party, R1.5 million; the next three largest parties – the Inkatha Freedom Party, the New National Party and the United Democratic Movement – R480,000, R240,000 and R120,000 respectively; and R60,000 each to the other smaller parties with representation in the South African parliament. These donations were made in February 2004. The Anglo American Platinum board decided to contribute R1 million of the total of R6 million donated by AOL.

In December 2003, the board of AngloGold decided to authorise total donations for the South African political parties, to be paid in 2004, of R1.6 million according to the formula – 30% each to the African National Congress and Democratic Alliance and 20% each to the Inkatha Freedom Party and the United Democratic Movement.

In February 2004, a sub-committee of the board of Kumba Resources authorised payments of R1 million in support of the democratic process in South Africa. The money was distributed to each of the six parties with representation in parliament with a small upweighting of the share going to opposition parties. This resulted in the following division: African National Congress R600,000, Democratic Alliance R200,000, Inkatha Freedom Party R120,000, the New National Party R50,000 and the United Democratic Movement R30,000.

In February 2004, the board of Tongaat-Hulett also decided to make a donation of R500,000 in support of the democratic process in South Africa. The total grant was divided between the six parties represented in parliament in proportion to the number of seats which they hold.

The Anglo American plc board has reaffirmed the policy of not making donations to, or incurring expenses for the benefit of, any UK political party or any other EU political organisation, as defined in the Political Parties, Elections and Referendums Act 2000.

AUDITORS

Resolutions to reappoint the auditors, Deloitte & Touche LLP, and to authorise the board to determine their remuneration, will be proposed at the forthcoming annual general meeting in accordance with Section 384 of the Companies Act 1985.

ANNUAL GENERAL MEETING

The AGM will be held at 11:00 am on Wednesday, 20 April 2005 at The Conference Centre, Church House, Dean's Yard, London SW1P 3NZ. The notice convening the meeting is set out in the separate booklet enclosed with this report. In addition to the ordinary business of the meeting (which includes a resolution to approve the directors' remuneration report), as special business, shareholder consent will be sought to renew the directors' existing authorities to:

(i) allot relevant securities up to an aggregate nominal amount of $248,500,000 (equivalent to 497 million ordinary shares of $0.50 each). This authority, which the directors have no present intention of exercising (other than as referred to in (ii) below) represents 33.3% of the ordinary issued share capital at 22 February 2005 and is in accordance with the Association of British Insurers (ABI) guidelines;

(ii) allot equity securities for cash up to an aggregate nominal amount of $37,250,000 (equivalent to 74.5 million ordinary shares of $0.50 each), being 5% of the ordinary issued share capital in issue at 22 February 2005, which limit complies with the guidelines of the Pre-Emption Group (set up by the London Stock Exchange and which includes the National Association of Pension Fund Managers and the ABI). The directors have no present intention of exercising this authority except in relation to the allotment of ordinary shares to certain non-executive directors by subscription of their after tax directors' fees; and

(iii) make market purchases of up to a maximum of 149 million ordinary shares of $0.50 each of the Company, being up to 10% of the ordinary issued share capital at 22 February 2005, at a price not less than $0.50 and not exceeding 105% of the average middle market closing price of such shares on the London Stock Exchange on the five dealing days prior to the date of repurchase. The directors have no present intention of exercising this authority and would only do so if they considered it was in the best interests of shareholders generally and if the purchase could be expected to result in an increase in earnings per share. In exercising this authority, the directors may treat the shares that have been bought back as either cancelled or held in treasury (or a combination of both), and to the extent that any such shares are held in treasury, earnings per share will only be increased until such time as the shares are transferred or re-sold out of treasury. Treating the bought-back shares as treasury shares gives the Company the ability to sell or transfer them quickly and cost-effectively and provides the Company with additional flexibility in the management of its capital base. The Company may use any shares repurchased and held in treasury for the purposes of its employee share schemes. If any such shares are used, the Company will, so long as required under institutional investor guidelines, count them towards the limits in the schemes as if they were newly issued shares. The total number of options to subscribe for shares outstanding at 22 February 2005, which could be issued on conversion of the 3.375% convertible bonds due April 2007, was 47,589,607 ordinary shares, which represents 3.2% of the issued ordinary share capital at that date. If the Company were to buy back the maximum number of shares permitted pursuant to this resolution, then the total number of options to subscribe for shares outstanding would represent 3.5% of the reduced issued share capital.

By order of the board
Nicholas Jordan
Company Secretary
22 February 2005

CORPORATE GOVERNANCE

COMPLIANCE STATEMENT

The Anglo American Group is committed to the highest standards of business integrity, ethical values and professionalism in all its activities. As an essential part of this commitment, the board supports the highest standards of corporate governance and the directors are accountable to the shareholders for doing so. The key principles underpinning the governance of the Group are set out in this statement.

An effective system of control aimed at managing business risks is an integral component of the Group's governance practices, details of which are provided in the internal control section below.

Throughout the year ended 31 December 2004 and up to the date of this report, the Company has been in compliance with the provisions set out in Section 1 of the Combined Code on Corporate Governance issued by the Financial Reporting Council. Details of the application of the principles of Section 1 of the Combined Code are set out below.

BOARD OF DIRECTORS

The board of directors is responsible to the shareholders for setting the direction of Anglo American through the establishment of strategic objectives and key policies. The board meets on a regular basis, at least six times a year. The board considers issues of strategic direction, major acquisitions and disposals and approves major capital expenditure and other matters having a material effect on Anglo American. Presentations are made to the board by business management on the activities of operations and both executive and non-executive directors undertake regular visits to operations and projects. During 2004, non-executive directors visited the following operations: Richards Bay and SilvaCel paper mills, the Sishen iron ore mine and the Potgietersrust Platinums mine in South Africa and the Hippo Valley, Unki and Zimbabwe Alloys operations in Zimbabwe, as well as operations in Canada and China.

The composition of the board, with a strong independent element, ensures that no one individual has unfettered powers of decision and authority. Following the retirement of W A Nairn on 31 December 2004, the board currently comprises three executive and eleven non-executive directors, eight of whom are independent according to the definition contained in the Combined Code. The independent directors are Sir Mark Moody-Stuart, D J Challen, F T M Phaswana, Prof K A L M Van Miert, Dr C E Fay, G Lindahl, R J Margetts and Dr M S B Marques. R J Margetts is the senior independent non-executive director.

The other non-executive directors are R M Godsell, N F Oppenheimer and Sir David Scholey. The terms and conditions of appointment of non-executive directors are available for inspection upon request during normal business hours and at the AGM and are referred to in the Remuneration Report set out on page 34. Sir David Scholey and Mr Göran Lindahl have indicated that they will retire from the board at the AGM in April. The board has recommended to shareholders the appointment of Mr R C Alexander as a non-executive director with effect from 20 April 2005. The board has also recommended to shareholders that Mr R Médori be appointed a director with effect from 1 June 2005 with the intention that he will take over the position of finance director on 1 September 2005. The board has also recommended to shareholders the appointment of Mr D A Hathorn and Mr S R Thompson as executive directors of the Company. Biographical details of Messrs Hathorn and Thompson are set out on page 14 of the Annual Review. Biographical details of Messrs Alexander and Médori are set out in the Notice of Meeting.

The chairman is responsible for leading the board and for its effectiveness. He sets the agenda for meetings of the board in collaboration with the chief executive. The chairman, with the assistance of the company secretary, ensures that the directors receive timely, accurate and clear information before board meetings and updates of issues arising between meetings. The chief executive, together with the other members of the Executive Board, is responsible for the overall day-to-day management of the Company.

In the year to 31 December 2004 the board met seven times, the Audit and Nomination Committees four times and the Remuneration Committee five times. The attendance at these meetings was as follows:

	Board (seven meetings)	Audit Committee (four meetings)	Remuneration Committee (five meetings)	Nomination Committee (four meetings)
Sir Mark Moody-Stuart	7	–	–	4
A J Trahar	7	–	–	–
D J Challen	7	4	5	–
B E Davison	6	–	–	–
Dr C E Fay	7	4	4	–
R M Godsell	7	–	–	–
A W Lea	7	–	–	–
G Lindahl	7	–	–	–
R J Margetts	7	4	5	4
Dr M S B Marques	7	–	–	–
W A Nairn	7	–	–	–
N F Oppenheimer	6	–	–	2
F T M Phaswana	7	4	5	4
Sir David Scholey	5	–	–	4
Prof K A L M Van Miert	7	4	–	4

Anglo American's directors have a wide range of expertise as well as significant experience in financial, commercial and mining activities. As recommended by the Combined Code, all directors have full access to internal and external auditors, and are encouraged to stay fully abreast of the Group's business through meetings with senior management and site visits. Training and briefings are available to all directors on appointment and subsequently, as necessary, taking into account existing qualifications and experience. During the year, directors have attended, inter alia, workshops and briefings on the following subjects: the new OFR (operating and financial review) requirements; board effectiveness; remuneration committees; the role of the chairman, and corporate social responsibility.

Four of the non-executive directors, Dr Fay and Messrs Godsell, Margetts and Oppenheimer, will have completed six years as directors of the Company during the course of 2005. The Combined Code requires that where non-executive directors remain on a board beyond a six-year term, their continuance should be subject to rigorous review and should take into account the need for progressive refreshing of the board.

In October 2004, the board met for its annual three day strategy session, part of which was devoted to an evaluation of the performance of the board, its committees and its members. The directors (other than Dr Fay and Messrs Godsell, Margetts and Oppenheimer) confirm that, having reviewed their performance, they believe that it is in the best interests of the Company for Dr Fay and Messrs Godsell, Margetts and Oppenheimer to continue as directors of the Company beyond their six year terms. In reaching this conclusion, the board has taken cognisance of the unique positions of Messrs Godsell and Oppenheimer as, respectively, the CEO and chairman of AngloGold Ashanti and De Beers. Their advice and input to the Anglo American plc board in relation to their respective companies are considered essential. Dr Fay and Mr Margetts chair the Safety & Sustainable Development and Remuneration Committees, respectively, and also provide invaluable input as members of the Audit Committee. Dr Fay has many years' experience in the safety, health and environment field, as well as broad technical and project management experience and has gained considerable insight into these aspects of the various Group operations. His continued leadership of the drive to improve safety and enhance sustainable development at the Company's operations is considered most desirable and in the best interests of the Company and its workforce as well as its shareholders. Mr Margetts has broad experience of global businesses and, in addition to his contribution to strategic issues, has shown great skill in the complex field of remuneration policy and in his roles as chairman of the Remuneration Committee, a member of the Nomination and Audit Committees and as the senior independent non-executive director. The board is therefore of the view that it is also in the interest of the Company for Mr Margetts to continue in those roles beyond the six-year term.

In addition, the board performance evaluation process confirmed that those directors due for re-election at the AGM (Messrs Godsell and Trahar and Professor Van Miert) continue to demonstrate their commitment and to make valuable and effective contributions to the Company and the proposed re-elections are therefore recommended by the chairman and the board.

In relation to the "progressive refreshing of the board", Dr Marques' appointment in December 2003, brought new insight into South American affairs and the intended appointment of Messrs Hathorn, Médori and Thompson as executive directors and the intended appointment of Mr Alexander as an independent non-executive director will bring further invaluable and new experience to the board.

The board is confident that it has, therefore, fully complied with the requirements of the Combined Code in regard to the constitution of the board.

As referred to above, a formal evaluation of the performance of the board, its committees and the directors was carried out in October 2004 by means of detailed questionnaires and interviews. This process confirmed that all the directors' contributions remain valid. The results of the evaluation were discussed at the October meeting of the board. The evaluation process also included a review, chaired by the senior independent non-executive director (without the chairman present), of the performance of the chairman. The board evaluation process resulted in a number of changes to board agenda items and the conduct of the board meetings. In addition, a programme of informal meetings of directors was instituted.

All directors have access to management, and to the advice and services of the company secretary, and to such information as is needed to carry out their duties and responsibilities fully and effectively. Furthermore, all directors are entitled to seek independent professional advice concerning the affairs of Anglo American at its expense. All directors are subject to election by shareholders at the first opportunity following their appointment. In addition, directors retire by rotation and stand for re-election by shareholders at least once every three years in accordance with Anglo American's articles of association.

Subject to specific fundamental, strategic and formal matters reserved for its decision, the board delegates certain responsibilities to a number of standing committees, which operate within defined terms of reference laid down by the board, as referred to below. The terms of reference of the Audit, Remuneration, Nomination and Safety & Sustainable Development Committees of the board are published on the Company's website.

EXECUTIVE MANAGEMENT

EXECUTIVE BOARD

On 22 February 2005, the Executive Committee was replaced by the Executive Board, as the principal executive organ of the Company. Prior to 22 February 2005, the Executive Committee was chaired by the chief executive and the other members were all of the executive directors of the Company and D A Hathorn, R J King and S R Thompson. The Executive Board is chaired by the chief executive and the membership comprises all of the executive directors of the Company, the chief executive officer of Anglo American South Africa, the executive vice president responsible for Group human resources and business development and the technical director. The Executive Board is empowered and responsible for implementing the strategies and policies determined by the board, managing the business and affairs of the Company, prioritising the allocation of capital, technical and human resources and establishing best management practices. The Executive Board is also responsible for senior management appointments and monitoring their performance and acts as the Anglo American risk committee for the purpose of reviewing and monitoring Anglo American's systems of internal control.

The Executive Board presently comprises: A J Trahar (chairman), B E Davison, D A Hathorn, R J King, A W Lea, A E Redman, S R Thompson and P L Zim.

INVESTMENT COMMITTEE

The role of the Investment Committee, which is a sub-committee of the Executive Board, is to manage the process of capital allocation by ensuring that investments and divestments increase shareholder value and meet Anglo American's financial criteria. The Committee makes recommendations to the Executive Board and/or the board on these matters. The Committee meets as required.

The Investment Committee presently comprises: A W Lea (chairman), D A Hathorn, A E Redman, S R Thompson and P G Whitcutt (Head of Finance).

COMMITTEES OF THE BOARD

REMUNERATION COMMITTEE

The Remuneration Committee, comprising solely independent non-executive directors, is responsible for establishing and developing Anglo American's general policy on executive and senior management remuneration and determining specific remuneration packages for executive directors.

The Remuneration Committee presently comprises: R J Margetts (chairman), D J Challen, Dr C E Fay and F T M Phaswana.

SAFETY & SUSTAINABLE DEVELOPMENT COMMITTEE (S&SD)

The S&SD Committee (formerly the Safety, Health and Environment Committee) is responsible for developing framework policies and guidelines for the management of sustainable development issues, including safety, health and environment matters, and ensuring the progressive implementation of the same throughout the Group. The Committee normally meets four times each year, including a visit to an operation, and business unit heads are invited to attend committee meetings. Each business unit head makes an annual safety and sustainable development presentation to the Commitee. A separate *Report to Society 2004* will be published in April. This report focuses on the safety, sustainable development, health and environmental performance of the Company's managed operations, their performance with regard to the Company's 'Good Citizenship' principles and the operational dimensions of their social programmes.

The S&SD Committee presently comprises: Dr C E Fay (chairman), B E Davison, R M Godsell, G Lindahl, Dr M S B Marques, Sir Mark Moody-Stuart, W A Nairn, A E Redman, Sir David Scholey and A J Trahar.

NOMINATION COMMITTEE

The Nomination Committee makes recommendations to the board on the appointment of new executive and non-executive directors, including making recommendations as to the composition of the board generally and the balance between executive and non-executive directors. The Nomination Committee meets as and when required and has engaged external consultants to identify appropriate candidates.

The board, via the Nomination Committee, has taken steps to ensure that the Human Resources function of the Group regularly reviews and updates the succession plans of directors and senior managers.

During the year the Nomination Committee managed the process of the selection of René Médori to succeed Tony Lea as finance director with effect from 1 September 2005 and the proposed election of Messrs Hathorn and Thompson as executive directors and Mr Alexander as a non-executive director at the AGM.

The Nomination Committee presently comprises: F T M Phaswana (chairman), R J Margetts, Sir Mark Moody-Stuart, N F Oppenheimer, Sir David Scholey and Prof K A L M Van Miert.

AUDIT COMMITTEE

Role and responsibilities

The primary role of the Audit Committee is to ensure the integrity of financial reporting and the audit process, and that a sound risk management and internal control system is maintained. In pursuing these objectives the Audit Committee oversees relations with the external auditors and reviews the effectiveness of the internal audit function.

In fulfilling its responsibility of monitoring the integrity of financial reports to shareholders, the Audit Committee has reviewed accounting principles, policies and practices adopted in the preparation of public financial information and has examined documentation relating to the Annual Report, Annual Review, Interim Report, preliminary announcements and related public reports. The clarity of disclosures included in the financial statements was reviewed by the Audit Committee, as was the basis for significant estimates and judgements. In assessing the accounting treatment of major transactions open to different approaches, the Committee considered written reports by management and the external auditors. The Committee's recommendations are submitted to the board for approval.

The chief financial officers of all operations have provided confirmation, on a six-monthly basis, that financial and accounting control frameworks operate satisfactorily. The Audit Committee considered summaries of the significant risk and control issues arising from these reports. The Audit Committee also received regular internal and external audit reports on the results of audits at various operations. Further information on risk management processes is provided in the internal control disclosure statement on page 26.

The Audit Committee has satisfied itself that the United Kingdom professional and regulatory requirements for audit partner rotation and employment of former employees of the external auditors have been complied with.

The Audit Committee considered information pertaining to the balance between fees for audit and non-audit work for the Group in 2004 and concluded that the nature and extent of non-audit fees do not present a threat to the external auditors' independence. Furthermore, after reviewing a report from the external auditors on all relationships between the external auditors and Anglo American that might reasonably have a bearing on the external auditors' independence and the audit engagement partner and staff's objectivity, and the related safeguards and procedures, the Audit Committee has concluded that the external auditors' independence was not impaired.

The Audit Committee approved the external auditors' terms of engagement, scope of work, the process for the 2004 interim review, the annual audit and the applicable levels of materiality. Based on written reports submitted, the Audit Committee reviewed, with the external auditors, the findings of their work and confirmed that all significant matters have been satisfactorily resolved.

The Committee's assessment of the external auditors' performance and independence underpins its recommendation to the board to propose to shareholders the re-appointment of Deloitte & Touche LLP as auditors until the conclusion of the AGM in 2006.

Each internal audit function reports directly to an audit committee at business or listed company level and is accountable for maintaining Group auditing standards, including risk reporting. Internal audit functions' mandates and annual audit coverage plans were approved by the relevant audit committees, which have considered reports on the results of internal audit work. A summary of audit results and risk management information was presented to the Audit Committee at regular intervals throughout the year. Also tabled were reports submitted by the Group's head of internal audit on internal audit functions' performance against Group standards. The effectiveness of the Group's internal audit functions is evaluated by means of annual assessments against predetermined criteria and periodic external peer reviews, the results of which are reported to the Audit Committee.

During the year the Audit Committee has reviewed the Group's progress towards the implementation of the new International Financial Reporting Standard (IFRS)programme. A special meeting was called in April 2004 to consider the accounting options for first time adoption of IFRS.

The Audit Committee also reviewed business units' audit coverage plans aimed at providing assurance in respect of mineral resources and ore reserves.

Composition of the Audit Committee

The Committee comprises solely independent non-executive directors. The dates of appointment and names of those who were members during the year and who currently remain members are:

D J Challen (chairman)	9 September 2002
R J Margetts	19 March 1999
Dr C E Fay	4 June 2001
F T M Phaswana	2 September 2002
Prof K A L M Van Miert	10 May 2002

The board, in consultation with the Audit Committee chairman, makes appointments to the Audit Committee. The board has determined that the Committee members have the skills and experience necessary to contribute meaningfully to the Committees' deliberations. In addition, the chairman of the Committee has requisite experience in accounting and financial management.

The Audit Committee met four times during 2004, two meetings coinciding with key dates within the financial reporting and auditing cycle. All of the members were present at those meetings, two of which were followed by discussions, independent of management, with the external audit partners and the head of internal audit.

Details of remuneration paid to members of the Audit Committee, including the additional fee paid to the chairman of the Audit Committee, are set out on page 36.

Policy on external auditors' independence

Anglo American's policy on auditors' independence, which came into effect on 1 January 2003, is consistent with the ethical standards promulgated by the Auditing Practices Board and published in December 2004.

A key factor that may impair auditors' independence is a lack of control over non-audit services provided by the external auditors. In essence, the external auditors' independence is deemed to be impaired if the auditors provide a service which:

- results in auditing of own work by the auditors;
- results in the auditors acting as a manager or employee of the Group;
- puts the auditors in the role of advocate for the Group; or
- creates a mutuality of interest between the auditors and the Group.

Anglo American addresses this issue through three primary measures, namely disclosure of the extent and nature of non-audit services, the prohibition of selected services, and prior approval by the Audit Committee chairman of non-audit services where the cost of the proposed assignment is likely to exceed a specified amount. Disclosure entails reporting non-audit services to the Group's audit committees and inclusion of prescribed detail in the Annual Reports of listed entities. The policy's definition of prohibited non-audit services corresponds with the European Commission's recommendations on auditors' independence.

Other safeguards encapsulated in the policy include:

- The external auditors are required to adhere to a rotation policy based on best practice and professional standards in the United Kingdom. The standard period for rotation of the audit engagement partner is five years and for any key audit principal seven years.
- Any partner designated as a key audit principal of Anglo American will not be employed by Anglo American in a key management position unless a period of at least two years has elapsed since the conclusion of the last relevant audit.
- The Audit Committee ensures that the scope of the auditors' work is sufficient and that the auditors are fairly remunerated.
- The Audit Committee has primary responsibility for making recommendations to the board on the appointment, reappointment and removal of the external auditors.
- The Audit Committee has the authority to engage independent counsel and other advisors as they determine necessary in order to resolve issues on auditor independence.

DIRECTORS' REMUNERATION

The directors' remuneration report, setting out Anglo American's policy on executive directors' remuneration, benefits, share schemes, long term incentive and bonus plans and pension entitlements, is set out on pages 28 to 43 of this Annual Report. A resolution to approve the remuneration report will be proposed at the forthcoming AGM.

RELATIONS WITH SHAREHOLDERS

The Company maintains an active dialogue with its key financial audiences, including institutional shareholders and sell-side analysts. The Investor and Corporate Affairs department manages the ongoing dialogue with these audiences and regular presentations take place at the time of interim and final results as well as during the rest of the year. An active programme with potential shareholders is also maintained.

Any concerns raised by a shareholder in relation to the Company and its affairs are communicated to the board as a whole. The board is briefed on a regular basis by the Investor and Corporate Affairs department and analysts' reports are circulated to the directors.

During the year there have been regular presentations and meetings with institutional investors in the UK, South Africa, continental Europe, the USA and Canada to communicate the strategy and performance of Anglo American. Executive directors as well as key corporate officers host such presentations and meetings. The chairman is also available to shareholders to discuss any matter they wish to raise. The Company's website (www.angloamerican.co.uk) provides the latest and historical financial and other information on Anglo American.

Shareholders will have the opportunity at the forthcoming AGM, notice of which is contained in the booklet enclosed herewith, to put questions to the board, including the chairmen of the various committees. Facilities have been put in place to enable shareholders to receive company communications electronically rather than by mail and, for those unable to attend the meeting, to cast their AGM votes by telephone or by electronic means including those shareholders whose shares are held in the CREST system.

Voting on each resolution to be proposed at the AGM will be conducted on a poll rather than by a show of hands. The results of the poll will be announced to the press and on the Company's website.

ACCOUNTABILITY AND AUDIT

The board is required to present a balanced and understandable assessment of Anglo American's financial position and prospects. Such assessment is provided in the chairman's questions and answers and the chief executive's statement set out on pages 2 to 5 and the financial review set out on pages 6 to 18 of this Annual Report. The respective responsibilities of the directors and external auditors are set out on pages 44 and 45. As referred to in the directors' report on page 19, the directors have expressed their view that Anglo American's business is a going concern.

INTERNAL CONTROL DISCLOSURE

The Executive Board, as mandated by the board, has established a Group-wide system of internal control to manage significant Group risks. This system, which has been operating throughout the year and to the date of this report, supports the board in discharging its responsibility for ensuring that the wide range of risks associated with the Group's diverse international operations is effectively managed in support of the creation and preservation of shareholder wealth. The board's policy on risk management encompasses all significant business risks to the Group, including financial, operational and compliance risk, which could undermine the achievement of business objectives. This system of risk management is designed so that the different businesses are able to tailor and adapt their risk management processes to suit their specific circumstances. This flexible approach has the commitment of the Group's senior management. There is clear accountability for risk management, which is a key performance area of line managers throughout the Group. The requisite risk and control capability is assured through board challenge and appropriate management selection and skills development. Managers are supported in giving effect to their risk responsibilities through policies and guidelines on risk and control management. Continuous monitoring of risk and control processes, across 15 significant Group-wide risk areas and other business-specific risk areas, provides the basis for regular and exception reporting to business management and boards, the Executive Board and the board.

The risk assessment and reporting criteria are designed to provide the board with a consistent, Group-wide perspective of the key risks. The reports to the board, which are submitted at least every six months, include an assessment of the likelihood and impact of risks materialising, as well as risk mitigation initiatives and their effectiveness.

The system of internal control, which is embedded in all key operations, provides reasonable rather than absolute assurance that the Group's business objectives will be achieved within the risk tolerance levels defined by the board. Regular management reporting, which provides a balanced assessment of key risks and controls, is an important component of board assurance. In addition, certain board committees focus on specific risks such as safety of people and capital investment and provide assurance to the board on those matters. The chief financial officers provide confirmation, on a six-monthly basis, that financial and accounting control frameworks have operated satisfactorily. The board also receives assurance from the Audit Committee, which derives its information, in part, from regular internal and external audit reports on risk and internal control throughout the Group. The Group's internal audit functions have a formal collaboration process in place with the external auditors to ensure efficient coverage of internal controls. The Anglo American internal audit function is responsible for providing independent assurance to the Executive Board and the board on the effectiveness of the risk management process throughout the Group.

Anglo American seeks to have a sound system of internal control, based on the Group's policies and guidelines, in all material associates and joint ventures. In those companies that are independently managed, the directors who are represented on these organisations' boards seek assurance that significant risks are being managed.

In conducting its annual review of the effectiveness of risk management, the board considers the key findings from the ongoing monitoring and reporting processes, management assertions and independent assurance reports. The board also takes account of material changes and trends in the risk profile and considers whether the control system, including reporting, adequately supports the board in achieving its risk management objectives.

During the course of the year the board considered the Group's responsiveness to changes within its business environment. The board is satisfied that there is an ongoing process, which has been operational during the year, and up to the date of approval of the Annual Report, for identifying, evaluating and managing the significant risks faced by the Group in accordance with the Turnbull guidelines. This includes social, environmental and ethical risks as highlighted in the Disclosure Guidelines on Socially Responsible Investment issued by the Association of British Insurers. A detailed report on social, environmental and ethical issues will be included in the Company's *Report to Society 2004*.

WHISTLEBLOWING PROGRAMME

Following adoption in December 2003 of a whistleblowing policy that is aligned with the Public Interest Disclosure Act 1998, the Group has implemented a whistleblowing programme in virtually all of the managed operations. The programme, which is monitored by the Audit Committee, is aimed at enabling employees, customers, suppliers, managers or other stakeholders, on a confidential basis, to raise concerns in cases where conduct is deemed to be contrary to our values. It may include:

- actions that may result in danger to the health and/or safety of people or damage to the environment;
- unethical practice in accounting, internal accounting controls, financial reporting and auditing matters;
- criminal offences, including money laundering, fraud, bribery and corruption;
- failure to comply with any legal obligation;
- miscarriage of justice;
- any conduct contrary to the ethical principles embraced in our *Good Citizenship: Our Business Principles* or any similar policy;
- any other legal or ethical concern; and
- concealment of any of the above.

The programme makes available a selection of telephonic, e-mail, web-based and surface mail communication channels to any person in the world who has information about unethical practice in Anglo American plc and its managed operations. The communication facilities are operated by independent service providers who sanitise information received from callers to remove all indications as to the identity of the callers before submission to designated persons in the Group.

REMUNERATION REPORT

REMUNERATION COMMITTEE

Role of the Remuneration Committee and Terms of Reference

The Remuneration Committee (the Committee) is responsible for considering and making recommendations to the board on:

- the Company's general policy on executive and senior management remuneration;
- the specific remuneration packages for executive directors of the Company, including basic salary, performance-based short and long term incentives, pensions, and other benefits; and
- the design and operation of the Company's share incentive schemes.

The full Terms of Reference of the Committee can be found on the Anglo American website and copies are available on request. The Committee met five times during 2004.

Membership of the Committee

The Committee comprised the following independent non-executive directors during the year ended 31 December 2004:

- R J Margetts (chairman);
- D J Challen;
- Dr C E Fay; and
- F T M Phaswana.

The Company's chairman and chief executive attend the Committee meetings by invitation and assist the Committee in its considerations, except when issues relating to their own compensation are discussed. No directors are involved in deciding their own remuneration. In 2004 the Committee was advised by R J King and C B Corrin (Group Human Resources), the Company's finance function and by Ernst & Young LLP (who were appointed by the Committee to act as independent advisors).

In 2004, the Committee also received advice from:

- Monks Partnership (a subsidiary of PricewaterhouseCoopers LLP) – appointed by the Company, with the agreement of the Committee, to provide market remuneration data;
- PricewaterhouseCoopers LLP – appointed by the Company, with the agreement of the Committee, to provide specialist valuation services; and
- Hewitt Bacon & Woodrow Limited – appointed by the Company, with the agreement of the Committee, to provide specialist actuarial advice.

In addition, Mercer Human Resource Consulting Limited (Mercer) is engaged by the Committee to review the Committee's processes on an annual basis in order to provide shareholders with assurance that the remuneration processes that the Company and the Committee have followed are in line with the stated policy as set out below, and that the Committee has operated within its Terms of Reference. A summary of the letter from Mercer containing the conclusions of their review of the Committee's executive remuneration processes for 2004 can be found on page 43, whilst the full letter can be found on the Company's website.

In 2004 the advisors to the Committee provided other services to the Company in the UK on the following basis:

Advisors	Nature of other services
Ernst & Young LLP	General tax advice
PricewaterhouseCoopers LLP	Taxation and payroll advice; investment advisors and actuaries for various pension schemes; advisors on internal audit projects
Mercer group companies	Investment advisors and actuaries for various pension schemes
Hewitt Bacon & Woodrow Limited	Investment advisors and actuaries for various pension schemes

Certain overseas operations within the Group are also provided with audit and non-audit related services from Ernst & Young's, PricewaterhouseCoopers' and Mercer's worldwide member firms. The Company's auditors, Deloitte & Touche LLP, have not provided advice to the Committee; however, in their capacity as Group auditors, they do undertake an audit of all remuneration elements.

REMUNERATION POLICY

Anglo American's remuneration policy is formulated to attract and retain high calibre executives and motivate them to develop and implement the Company's business strategy in order to optimise long term shareholder value creation. It is the intention that this policy should conform to best practice standards and that it will apply for 2005 and subsequent years, subject to ongoing review as appropriate. The policy is framed around the following key principles:

- total rewards will be set at levels that are sufficiently competitive to enable the recruitment and retention of high calibre executives;
- total incentive-based rewards will be earned through the achievement of demanding performance conditions consistent with shareholder interests;
- incentive plans, performance measures and targets will be structured to operate soundly throughout the business cycle;
- the design of long term incentives will be prudent and will not expose shareholders to unreasonable financial risk;
- in considering the market positioning of reward elements, account will be taken of the performance of the Company and of the individual executive director; and
- reward practice will conform to best practice standards as far as reasonably practicable.

Representatives of the Company's principal investors are consulted on changes to remuneration policy.

Elements of executive director remuneration

Each executive director's total remuneration consists of salary, annual bonus, long term incentives and benefits. An appropriate balance is maintained between fixed and performance-related remuneration and between elements linked to short term financial performance and those linked to longer term shareholder value creation.

Assuming on-target performance, the Committee's policy is that at least 50% (60% for the chief executive) or more of total executive director remuneration is performance-related. In 2004, 67% of the chief executive's remuneration on an expected value basis was performance-related; for the other executive directors, on average the figure was 61% (see illustrative charts below).


33%
33%
Fixed
Performance-related annual bonus
Performance-related long-term incentives

Chief executive expected values


39%
28%
Fixed
Performance-related annual bonus
Performance-related long-term incentives

Average executive director expected values

Shareholders approved the introduction of the new Bonus Share Plan (BSP) at the AGM in 2004. Taken together, the BSP and the existing Long Term Incentive Plan (LTIP) are designed to clearly underpin the Company's existing performance culture by creating a better linkage between shareholder value creation and executive reward. The combination of performance measures provides a thorough assessment of value-driven performance. The Committee monitors closely the relevance and appropriateness of the performance measures and targets applicable to the BSP and LTIP. These performance conditions may be amended by the Committee only to the extent that they are a fairer measure of performance, consistent with the original performance conditions and no less demanding. The level of share-based remuneration within the reward mix will ensure that executive directors and other levels of management have a meaningful level of exposure to the Company's share price performance.

Basic salary
The basic salary of the executive directors is reviewed annually and is targeted at the median of companies of comparable size, market sector, business complexity and international scope. Company performance, individual performance and changes in responsibilities are also taken into consideration in setting salary levels each year.

Bonus Share Plan
The BSP was operated for the first time during 2004 and all executive directors are eligible to participate in it.

The BSP requires executive directors to invest a significant proportion of their remuneration in shares, thereby more closely aligning their interests with those of shareholders, and encourages management at all levels to build up a meaningful personal stake in the Company. Awards under the BSP are made annually and consist of three elements: a performance-related cash element, an equal amount, as a conditional award, of Bonus Shares and an additional performance-related element in the form of Enhancement Shares. These bonus awards are not pensionable. The BSP operates as follows:

- the value of the bonus is calculated by reference to achievement against annual performance targets. The performance measures for the BSP include measures of corporate and, where applicable, business unit performance as well as the achievement of specific individual objectives. For executive directors, the corporate element is based on stretching Earnings Per Share (EPS) targets which are calculated using headline earnings (defined in note 12 of the financial statements). In 2004, the EPS targets were met in full;
- the Committee reviews these measures annually to ensure they remain appropriate and sufficiently stretching in the context of the economic and performance expectations for the Company and its operating businesses;
- it is the Committee's usual policy to base 70% of each annual bonus award on the corporate or business measure and the remaining 30% on key personal performance measures. The level of bonuses payable will be reduced if certain overall safety improvement targets are not met. Bonus parameters are set on an individual basis;
- in the case of the directors and top tier of management, half of the bonus is paid in cash. The cash element would not normally exceed 75% of basic salary for the chief executive and 60% of basic salary for the other executive directors. The other half of the bonus is in the form of a conditional award of Bonus Shares equal in value to the cash element. These Bonus Shares vest only if the participant remains in employment with the Group until the end of a three year holding period, or is, in the view of the Remuneration Committee, deemed to be a 'good leaver'; and
- in order to provide continuing focus on medium term performance, executive directors will also receive an award of conditional Enhancement Shares at the same time as the award of Bonus Shares. The maximum potential, at face value, of the Enhancement Shares is 75% of the face value of the Bonus Shares (i.e. in the case of the chief executive a maximum of 56% of basic salary). Awards of Enhancement Shares made in 2004 will vest after three years only to the extent that a challenging performance condition, based on EPS growth against the UK Retail Price Index (RPI), is met, as shown below:


75%
33%
0%
Additional percentage of
Bonus Shares acquaired
RPI +0%
RPI +3%
RPI +6%
RPI +9%
RPI +12%
RPI +15%
RPI +18%
Real EPS growth over 3 years

Vesting of Enhancement Shares
Additional percentage of Bonus Shares acquired

Real EPS has been selected as the most appropriate performance measure for this element of the plan because it is a fundamental financial performance indicator, both internally and externally, and links directly to Anglo American's long term objectives of maintaining and improving earnings. The targets were approved by the Committee after reviewing industry performance over a number of years and have been set at a level which provides stretching performance levels for management. At the end of each performance period, the level of performance achieved and the proportion of awards vesting will be published in the subsequent remuneration report.

In 2004, only executive directors and the top tier of management worldwide (circa 50 individuals) participated in the BSP. In 2005, it is intended that participation in the BSP will be extended to other tiers of senior management globally (circa 1,300 individuals) who will thereafter cease to receive grants under the Company's Executive Share Option Scheme (ESOS).

Share option and all employee schemes

No share options were granted to executive directors under the ESOS in 2004 and, as noted above, future grants under the ESOS will be discontinued, other than for use in recruitment or other exceptional circumstances.

Executive directors remain eligible to participate in the Company's Save As You Earn (SAYE) and Share Incentive Plan (SIP) schemes. As these schemes are open to all UK employees, performance conditions do not apply.

Long Term Incentive Plan

Grant levels

Conditional LTIP awards continue to be made annually to executive directors. Awards under the LTIP in 2004 were increased from 120% to 160% of basic salary for the chief executive and from 100% to 130% of basic salary for the other executive directors. Awards were raised in order to maintain market competitiveness and to reflect the rebalanced incentive structure. These awards are discretionary and are considered on a case-by-case basis. In exceptional circumstances and in order to accommodate changing market conditions, individual awards may be made up to a maximum of two times' basic salary per annum.

Performance measures

As in previous years, vesting of LTIP awards made during 2004 is subject to the achievement of stretching performance targets, relating to Total Shareholder Return (TSR) and to an operating measure, currently Return On Capital Employed (ROCE), over a fixed three year period. In previous years, executive directors with direct divisional responsibility were measured partially on divisional ROCE as well as Group ROCE. However, all awards made in 2004 and thereafter will be measured only on Group ROCE, in order to provide a simpler and more coherent focus on overall Group performance. Half of each award made to a director, therefore, is subject to a Group TSR measure while the other half of each award is subject to a Group ROCE measure. These performance measures were selected on the basis that they clearly foster the creation of shareholder value. At the end of each performance period, the level of ROCE performance achieved and the level of award earned will be published in the subsequent remuneration report. There is no retesting of performance.

The LTIP closely aligns the interests of shareholders and executive directors by rewarding superior shareholder and financial performance and by encouraging executives to build up a shareholding in the Company.

Total Shareholder Return

The Committee considers comparative TSR to be a suitable long term performance measure for the Company's LTIP awards. Executives benefit only if shareholders have enjoyed returns on their investment which are superior to those that could have been obtained in other comparable companies.

The vesting of that part of the LTIP award contingent upon TSR performance varies according to the Company's TSR over the performance period, relative to a weighted basket of international natural resource companies (the Index). The Index comprises three categories: the first consists of a minimum of five international diversified mining companies, the second a minimum of five international paper and packaging companies and the third a minimum of four international industrial minerals companies. Each category is weighted to reflect Anglo American's business mix. The Committee may amend the list of comparator companies in the Index, and the relative weightings, if circumstances make this necessary (for example, as a result of takeovers or mergers of comparator companies in the Index). In calculating TSR, it is assumed that all dividends are reinvested.

For awards made in 2004, the companies constituting the Index were as follows:

	Mining	Paper and Packaging	Industrial Minerals
Category weighting	71%	17%	12%
Comparator companies	BHP Billiton plc Companhia Vale do Rio Doce Freeport McMoRan Copper & Gold Inc Kumba Resources Limited Noranda Inc Rio Tinto plc Teck Cominco Limited WMC Resources Limited Xstrata plc	M-real Corporation Sappi Limited SCA David S. Smith (Holdings) plc Stora Enso Oyj UPM-Kymmene Group	Aggregate Industries plc CRH plc Hanson plc RMC Group plc

Shares contingent on TSR performance will vest as follows:

Anglo American's relative TSR	% Proportion of TSR element vesting
Below the weighted average TSR of the Index	0
Equal to the weighted average TSR of the Index	50
Equal to the weighted average TSR of the top two companies in each category	100
Equal to or greater than the weighted average TSR of the top company in each category	150

Shares will vest on a straight-line basis for performance between 50% and 100% and between 100% and 150% as described above.

A graph showing the Company's TSR performance against the weighted average of the Index as shown above for the five years from 1 January 2000 to 31 December 2004 can be found on page 35; for the purposes of drawing this graph, Companhia Vale do Rio Doce and Xstrata plc were excluded as they were not listed at the beginning of the period depicted by the graph.

Return On Capital Employed
Group ROCE is the second performance measure for LTIP grants. The board considers this to be among the most important factors which drive sustainable improvements in shareholder value in a natural resources business, as well as one of the most important measures of differentiation in performance in this sector.

The proportion of shares vesting based on Group ROCE will vary according to the degree of improvement in the Group's average annualised ROCE over the performance period.

The Committee sets minimum targets for improvement in returns on both capital employed for the financial year preceding the start of the performance period (existing capital employed) and on the additional capital employed during the performance period (incremental capital employed). The maximum ROCE targets are based on stretching levels of return on the existing capital employed.

The targets for each element of the LTIP conditionally awarded in 2004 are shown below. These are adjusted for movements in commodity prices, certain foreign exchange rate effects, capital in progress and for relevant changes in the composition of the Group.

	% Existing capital employed	% Incremental capital employed
Minimum ROCE target	14.57	11
Maximum ROCE target	16.57	11

The ROCE elements of the award vest as shown in the table below:

	% Proportion of ROCE element vesting
Below or equal to the minimum target	0
Equal to or greater than the maximum target	100

Shares will vest on a straight-line basis for performance between the minimum target and the maximum target.

Vesting of share incentives in the event of change of control or termination of employment
In the event of a change of control of the Company, the following provisions apply under the Company's incentive plans:

- share options granted under the former ESOS may be exercised irrespective of whether the applicable performance conditions have been met;
- the number of shares that vest under the LTIP will be calculated by reference to the extent to which the applicable performance conditions have been met at the time of the change of control;
- participants will be entitled to receive their bonus and matching shares under the former Deferred Bonus Plan;
- Bonus Shares awarded under the BSP will be released and Enhancement Shares awarded under that plan will vest, only to the extent that the applicable performance conditions have been satisfied;
- SAYE options may be exercised (to the extent of savings at the date of exercise); and
- participants may direct the SIP trustee as to how to deal with their SIP shares (although the Matching Shares may be forfeited in some circumstances).

In the event that a director's employment is terminated, vesting of outstanding share options is dependent upon the reasons the contract is terminated. Performance conditions fall away in the event of redundancy. However, if the executive resigns voluntarily, then all options lapse unless the Committee determines otherwise.

In the case of LTIP interests, if a director resigns voluntarily, then his interests lapse. If he is made redundant, vesting at the end of the performance period is based on the normal performance criteria and then pro-rated for the proportion of the performance period for which the director served.

In the case of the BSP, if a director ceases to be employed before the end of the year in respect of which the annual performance targets apply, then no award will be made unless the Committee determines otherwise (taking into account the proportion of the year for which the director was an employee of the Group and of performance to date against the annual performance targets at the date of cessation). If a director resigns before the end of the three year vesting period, the Bonus Share awards lapse and the Enhancement Shares are forfeited. If a director is made redundant, Bonus Share awards will be transferred as soon as practicable after the date of leaving and the Enhancement Shares will vest at the end of the performance period, to the extent that the performance conditions have been met.

Pensions
Pension and life insurance benefits for executive directors reflect practice in the countries in which they perform their principal duties. Pension arrangements are tailored to take account of historic obligations and, insofar as agreed by the Committee, the personal circumstances of each executive. Details of individual pension arrangements are set out on pages 39 and 40.

The Remuneration Committee is considering the impact on UK pension arrangements of the new UK pensions regime which will apply from April 2006. Further details will be disclosed in the 2005 remuneration report.

Other benefits
Executive directors are entitled to the provision of either a car allowance or a fully expensed car, medical insurance, death and disability insurance, social club membership (in accordance with local market practice), limited personal taxation/financial advice and reimbursement of reasonable business expenses. Directors based in South Africa are eligible to receive housing loan subsidies at a preferential interest rate in accordance with local market practice. The provision of these benefits is considered to be market competitive in the appropriate locality for executive director positions.

Executive shareholding targets
Within five years of their appointment, executive directors are expected to acquire a holding of shares with a value of two times' basic salary in the case of the chief executive and one times' basic salary in the case of other executive directors.

The Remuneration Committee will consider achievement against these targets when making grants under the various long term incentive plans.

External appointments
Executive directors are not permitted to hold external directorships or offices without the approval of the board; if approved, they may retain the fees payable from one such appointment. During the year ended 31 December 2004, B E Davison retained fees from one appointment amounting to £16,000.

Policy on non-executive directors' remuneration
Non-executive directors' remuneration is approved by the board as a whole on the recommendation of the chairman and executive directors.

The Company's policy on non-executive directors' remuneration is based on the following key principles. Remuneration should be:

- sufficient to attract and retain world-class non-executive talent;
- consistent with recognised best practice standards for non-executive directors' remuneration;
- in the form of cash fees, but with the flexibility to forgo all or part of such fees, to subscribe for shares in the Company if the non-executive director so wishes (after deduction of applicable income tax and social security contributions); and
- set by reference to the responsibilities taken on by the non-executives in chairing the board and its committees.

Non-executive directors may not participate in the Company's annual bonus plan, share option schemes, Long Term Incentive Plan or pension arrangements.

The board reviews non-executive directors' fees periodically to ensure they remain market competitive. Additional fees are paid to the chairmen of board committees and to the senior independent director. Where non-executive directors have executive board roles within subsidiaries of the Company, then they may also receive additional remuneration on account of these increased responsibilities. With the exception of R M Godsell, who is remunerated by AngloGold Ashanti Limited in his capacity as its chief executive, none of the non-executive directors has any such role.

Chairman's fees
The chairman's fees are approved by the board (in the absence of the chairman) on the recommendation of the Committee and chief executive, who take external advice on market comparators.

Directors' service contracts

It is the Company's policy that the period of notice for executive directors will not exceed 12 months.

In order properly to reflect their spread of responsibilities, all the executive directors, with the exception of A W Lea, who is employed by Anglo American International (BVI) Limited, have contracts with Anglo American International (IOM) Limited and with Anglo Operations Limited. The salaries under these contracts are payable in sterling and/or South African rand as appropriate. The employment contracts of all executive directors are terminable at 12 months' notice by either party.

Executive directors[1]	Notice period	Date of appointment	AGM re-election
A J Trahar (chief executive)	12 months	19 April 1999	20 April 2005
B E Davison (chairman, Anglo Platinum)	12 months	15 May 2001	21 April 2004
A W Lea (finance director)	12 months	19 April 1999	21 April 2004
W A Nairn (technical director) (retired 31/12/04)	12 months	15 May 2001	–

(1) At each annual general meeting (AGM) all those directors who have been in office for three years or more since their election or last re-election shall retire from office. Details of those retiring by rotation this year are contained in the Notice of AGM. In addition, a director may at any AGM retire from office and stand for re-election.

The contracts of executive directors contain a provision that sets out the compensation payable in lieu of notice if the Company terminates the contract (other than for cause) or if the executive director resigns in circumstances where there has been a material adverse change in role, responsibilities or remuneration. Compensation is based on the value of 12 months' basic salary, target annual bonus for 12 months and the annual value of benefits. The Company may choose whether to continue to provide other benefits during any notice period or to pay an amount equal to the gross value of these benefits over the period. Although the Committee notes that this policy is no longer in complete compliance with the latest ABI guidelines, it has enabled the Company to remain market competitive in an historic context. As market practice has now moved away from the inclusion of liquidated damages in service contracts, the Committee will review this policy in 2005 for new appointments to the board.

The contracts of executive directors do not provide for any enhanced payments in the event of a change of control of the Company.

All non-executive directors have letters of appointment with the Company for an initial period of three years from their date of appointment, subject to re-election at the AGM. In addition to his letter of appointment with the Company, R M Godsell has a service contract with AngloGold Ashanti Limited, an independently managed subsidiary of the Company, in his capacity as its chief executive. Under this contract, his employment may be terminated by either party giving to the other 12 months' notice.

Non-executive directors[1][2]	Date of letter of appointment	AGM re-election
Sir Mark Moody-Stuart (chairman)	19 July 2002	25 April 2003*
D J Challen (chairman, Audit Committee)	20 September 2002	25 April 2003*
Dr C E Fay (chairman, S&SD Committee)	15 April 1999	21 April 2004
R M Godsell	15 April 1999	20 April 2005
G Lindahl	27 September 2001	to retire at AGM 2005
R J Margetts (senior independent director and chairman, Remuneration Committee)	15 April 1999	21 April 2004
Dr M S B Marques	11 December 2003	21 April 2004*
N F Oppenheimer	15 April 1999	21 April 2004
F T M Phaswana (chairman, Nomination Committee)	21 June 2002	25 April 2003*
Sir David Scholey	6 December 1999	to retire at AGM 2005
Prof K A L M Van Miert	25 March 2002	20 April 2005

* first election following date of appointment

(1) At each AGM all those directors who have been in office for three years or more since their election or last re-election shall retire from office. Details of those retiring by rotation this year are contained in the Notice of AGM. In addition, a director may at any AGM retire from office and stand for re-election.

(2) There is no fixed notice period; however, the Company may in accordance with, and subject to, the provisions of the Companies Act 1985, by Ordinary Resolution of which special notice has been given, remove any non-executive director from office.

Historical comparative TSR performance graphs

The graphs below represent the comparative TSR performance of the Company from 1 January 2000 to 31 December 2004. In drawing these graphs it has been assumed that all dividends paid have been reinvested.



150
125
100
75
50
25
0
2000
2001
2002
2003
2004
FTSE 100 Index
Anglo American plc



200
150
100
50
0
2000
2001
2002
2003
2004
LTIP Comparator
Anglo American plc

The first graph shows the Company's performance against the performance of the FTSE 100 Index, chosen as being a broad equity market index consisting of companies of comparable size and complexity to Anglo American plc. This graph has been produced in accordance with the requirements of Schedule 7A to the Companies Act 1985.

The second graph shows the Company's performance against the weighted comparator group used to measure company performance for the purposes of the vesting of LTIP interests awarded in 2002. This graph gives an indication of how Anglo American plc is performing against the targets in place for LTIP interests already granted, although the specifics of the comparator companies for each year's interests may vary to reflect changes such as mergers and acquisitions amongst the Company's competitors or changes to the Company's business mix.

The TSR level shown at 31 December each year is calculated in accordance with the LTIP rules. In particular, TSR is calculated in US dollars, and the TSR level shown at 31 December each year is the average of the closing daily TSR levels for the six month period up to and including that date.

REMUNERATION OUTCOMES DURING 2004

The information set out in sections one to eight below has been subject to audit.

1. Directors' emoluments

The following tables set out an analysis of the pre-tax remuneration during the years ended 31 December 2004 and 2003, including bonuses but excluding pensions, for individual directors who held office in the Company during the year ended 31 December 2004.

Executive directors

	Basic Salary[2]		Basic salary sacrificed into International Approved Pension Scheme[2]		Annual performance bonus[3]		Benefits in kind[4]		Payments on retirement[5]		Total	
Executive directors[1]	2004 £000	2003 £000	2004 £000	2003 £000	2004 £000	2003 £000	2004 £000	2003 £000	2004 £000	2003 £000	2004 £000	2003 £000
A J Trahar	801	729	89	81	601	563	53	51	–	–	1,544	1,424
B E Davison	423	392	47	43	195	144	27	24	–	–	692	603
A W Lea	510	475	–	–	214	192	23	22	–	–	747	689
W A Nairn	378	342	42	38	181	156	35	31	21	–	657	567

(1) Subsequent to their retirement from the board in 2001, L Boyd and M W King continue to hold non-executive directorships with certain listed subsidiaries of the Group. They received fees of £29,000 (2003: £29,000) and £21,000 (2003: £26,000) respectively, for the provision of these services during the year.

(2) As A J Trahar, B E Davison and W A Nairn had no provision for past service in respect of their sterling-denominated pension fund, their employing company has contractually agreed that supplementary pension contributions should be made to the Anglo American plc International Approved Pension Scheme in return for these executives having given up their right to part of their future basic salary. The table above includes these amounts, which are £89,000, £47,000 and £42,000 respectively.

(3) The 2004 performance bonus represents the cash element of the Bonus Share Plan payable in 2005. The share elements under this scheme for 2004 will be awarded during 2005.

(4) Each director received a car allowance or a fully expensed car and a limited amount of personal taxation/financial advice. All directors received death and disability insurance and, with the exception of W A Nairn, also received medical insurance. A J Trahar, A W Lea and W A Nairn received club membership; in addition, A J Trahar received a housing loan subsidy.

(5) On retirement at 31 December 2004, W A Nairn received payment for accumulated untaken leave of £19,000 and an award to mark completion of 40 years of service of £2,000.

Non-executive directors

The fees and other emoluments paid to non-executive directors during the year ended 31 December 2004 amounted to £1,602,000 (2003: £1,355,000).

	Fees		Other emoluments		Total	
Non-executive directors [1]	2004 £000	2003 £000	2004 £000	2003 £000	2004 £000	2003 £000
Sir Mark Moody-Stuart	330	300	–	–	330	300
D J Challen	67	52	–	–	67	52
Dr C E Fay	67	55	–	–	67	55
R M Godsell[2][3]	58	47	653	583	711	630
G Lindahl	55	45	–	–	55	45
R J Margetts	77	65	–	–	77	65
Dr M S B Marques	55	3	–	–	55	3
N F Oppenheimer[2]	61	58	–	–	61	58
F T M Phaswana[2]	69	54	–	–	69	54
Sir David Scholey	55	48	–	–	55	48
Prof K A L M Van Miert	55	45	–	–	55	45

[1] Each non-executive director, with the exception of Sir Mark Moody-Stuart, is paid a fee of £55,000 per annum, and those non-executive directors who act as chairmen of the Audit Committee, S&SD Committee and Remuneration Committee are paid an additional sum of £12,000 per annum. The chairman of the Nomination Committee is paid an additional sum of £6,000 per annum. R J Margetts received additional fees of £10,000 in his capacity as senior independent director.
[2] R M Godsell, N F Oppenheimer and F T M Phaswana received fees for their services as non-executive directors of Anglo American Corporation of South Africa Limited amounting to £3,000, £3,000 and £8,000 respectively. N F Oppenheimer also received fees of £3,000 from AngloGold Ashanti as a non-executive director of that company until 30 April 2004.
[3] Under R M Godsell's service contract with AngloGold Ashanti, his basic salary was equivalent to £467,000 per annum (2003: £435,000) and he was awarded a performance bonus equivalent to £170,000 (2003: £133,000). R M Godsell is also entitled to the provision of a car allowance, medical insurance and death and disability insurance. The total value of these benefits was equivalent to £16,000 (2003: £15,000).

2. Bonus Share Plan

Bonus Share interests[1]	Total interest at 1 January 2004[2]	Number of Bonus Shares conditionally awarded during 2004[3]	Number of Enhancement Shares conditionally awarded during 2004[4]	Total interest at 31 December 2004	Market price at date of award £	Date of vesting of Bonus Shares[3]	End date of performance period for Enhancement Shares[4]
A J Trahar	–	49,570	37,178	86,748	11.36	1/1/2007	31/12/2006
B E Davison	–	12,705	9,529	22,234	11.36	1/1/2007	31/12/2006
A W Lea	–	16,914	12,686	29,600	11.36	1/1/2007	31/12/2006

[1] In light of his retirement on 31 December 2004, W A Nairn was not granted conditional awards under the BSP.
[2] The BSP was approved by shareholders in 2004, as a replacement for the ESOS and the Deferred Bonus Plan. No BSP interests vested during 2004.
[3] The value of the bonus under the BSP is calculated by reference to measures of both corporate performance (based on stretching EPS targets) as well as the achievement of specific individual objectives. Details of the performance conditions applying to bonuses in 2004 are described in further detail on page 30. In 2004, the EPS targets were met in full. Half of the bonus is paid in cash (which would not normally exceed 75% of basic salary for the chief executive and 60% of basic salary for the other directors) and the other half takes the form of a conditional award of Bonus Shares equal in value to the cash element. The Bonus Shares vest if the director remains in employment with the Group until the end of a three year holding period. The market price of the shares at the date of award of Bonus Shares made in 2004, in respect of 2003 performance, was £11.36 per share.
[4] A conditional award of Enhancement Shares was made at the same time as the award of Bonus Shares (to a maximum of 75% of the face value of the Bonus Shares). Enhancement Shares awarded in 2004 will only vest to the extent that a challenging performance condition based on EPS growth against the UK Retail Price Index is met. Further details of this performance condition are provided on page 30. The market value of the shares on the date of award of the Enhancement Shares in 2004 was £11.36 per share.

3. Long Term Incentive Plan

LTIP interests	Total beneficial interest in LTIP at 1 January 2004	Number of shares conditionally awarded during the year	Number of shares vested during the year[1]	Number of shares lapsed during the year	Total beneficial interest in LTIP at 31 December 2004	Latest performance period end date[2]
A J Trahar	258,061	111,525	(42,983)	(31,317)	295,286	31/12/2006
B E Davison	115,341	47,829	(15,178)	(18,172)	129,820	31/12/2006
A W Lea	130,744	51,900	(23,418)	(17,062)	142,164	31/12/2006
W A Nairn	103,572	–	(18,194)	(13,256)	72,122	31/12/2005

[1] The LTIP awards made in 2004 are conditional on two performance conditions as outlined on page 31: the first based on the Company's TSR relative to a weighted group of international natural resource companies and the second based on an underlying operating measure which focuses on raising Anglo American's ROCE in the medium term. Further details on the structure of the LTIP, the required level of performance for the 2004 award and how performance against targets is measured can be found on pages 31 and 32. A second award during 2004, included in the table above, was made to the executive directors subsequent to the AGM at which the BSP was approved (and the consequent rebalancing of the incentive structure as outlined on page 30). The market prices of the shares at the dates of award were £12.62 and £12.34 per share respectively.
[2] The performance period applicable to each award is three years. The performance period relating to the 2001 LTIP awards (which were granted on 26 June 2001) ended on 31 December 2003. Vesting was subject to two performance conditions: the first based on the Company's TSR relative to a weighted group of international natural resource companies and the second based on an underlying operating measure which focused on improvements in the Company's ROCE in the medium term. Part of each award was based on the TSR measure and part on the operating measure. The market price of the shares at the date of the first LTIP awards was £10.30 per share. The market price of the shares at the date of vesting of such awards was £13.07 per share.

Number of shares vested	Number of shares vested	Date of conditional award	Market price at date of award £	Market price at date of vesting £	Money value at date of vesting £
A J Trahar	42,983	26/06/2001	10.30	13.07	561,788
B E Davison	15,178	26/06/2001	10.30	13.07	198,376
A W Lea	23,418	26/06/2001	10.30	13.07	306,073
W A Nairn	18,194	26/06/2001	10.30	13.07	237,796

In the case of the first LTIP awards, granted in 2001, for all executive directors except for B E Davison, the determinants for vesting were 50% on relative TSR and 50% on meeting specified Group ROCE targets. In the case of B E Davison, to reflect his responsibility for Anglo Platinum, in 2001 the targets were 50% relative TSR, 30% Group ROCE targets and 20% on Anglo Platinum specific ROCE targets. The ROCE targets are a function of targeted improvement in returns on existing capital employed at the start of the performance period and targeted returns in excess of the cost of capital on new capital investment over that period. The entry level target for any LTIP has been the actual return achieved on the capital employed, excluding capital work in progress, in the year immediately preceding the commencement of the performance period. In order to maintain the effectiveness of the plan in driving long term performance, the actual returns in the final performance year are adjusted for movements in commodity prices, certain foreign exchange rate effects (e.g. translation windfalls), capital in progress (to reflect the fact that mines under construction absorb large amounts of capital before producing a return), for relevant changes in the composition of the Group (e.g. significant acquisitions and disposals) and other one-off factors which would otherwise result in a misleading outcome.

The threshold blended target (i.e. the target on existing and new capital) for the period was 17.4% and the upper blended target 19.4%. The ROCE achieved was 18.6% and the outcome on this element of the LTIP was thus 61.7%. On the TSR measure, Anglo American achieved a TSR over the three year performance period of 60% which generated a 54% vesting in terms of the 2001 Comparator Group. The overall vesting level for those directors with a 50% Group ROCE, 50% TSR split was therefore 57.9%. In the case of B E Davison, the ROCE element attributable to Anglo Platinum's ROCE (20% of the total 2001 LTIP) failed to meet the threshold target. The overall outcome in his case therefore was 45.5%.

4. Directors' share options

No executive share options have been granted to directors since 2003.

Anglo American plc

Roll-over options[1]	Beneficial holding at 1 January 2004	Granted	Exercised	Lapsed	Beneficial holding at 31 December 2004[4]	Weighted average exercise price rand	Earliest date from which exercisable	Latest expiry date
A J Trahar	5,000	–	–	–	5,000	51.25	1/3/2001	16/2/2008
W A Nairn	82,000	–	–	–	82,000	51.25	11/8/2001	16/2/2008
Anglo American plc options[2][3]						£		
A J Trahar	603,512	–	–	–	603,512	9.35	24/6/2002	4/3/2013
B E Davison	239,000	–	–	–	239,000	9.30	24/6/2002	4/3/2013
A W Lea	311,608	–	(100,828)	–	210,780	9.87	24/6/2002	4/3/2013
W A Nairn	196,029	–	–	–	196,029	9.30	24/6/2002	4/3/2013

(1) Certain of the executive directors were granted share options prior to 1 January 1999 under a previous share option scheme operated by Anglo American Corporation of South Africa Limited which were 'rolled over' into Anglo American plc options.

(2) Share options in respect of shares, the market price for which as at 31 December 2004 is equal to, or exceeds, the option exercise price. As at 31 December 2004, there were no share options with an exercise price above the market price.

(3) Options were granted having UK Inland Revenue approval (Approved Options) and without such approval (Unapproved Options). The exercise of these historical options is subject to Anglo American's EPS (calculated in accordance with FRS 14, based on the Company's headline earnings measure) increasing by at least 6% above the UK Retail Price Index over a three year period. If the performance condition is not met at the end of the first three year period, then performance is retested each year over the ten year life of the option on a rolling three year basis. Options are normally exercisable, subject to satisfaction of the performance condition, between three and ten years from the date of grant.

(4) Beneficial holdings include SAYE options held by A J Trahar, A W Lea and W A Nairn of 3,792, 3,480 and 1,029 options respectively, with option prices per share of £4.85, £4.85 and £9.28 respectively. There are no performance conditions attached to these options.

Details of the share options exercised by the executive directors in 2004 are as follows:

	Number exercised	Option price £	Market price at date of exercise £	Gain £
A W Lea	50,536	6.98	12.73	290,986
	50,292	7.66	12.73	255,377

The highest and lowest mid-market prices of the Company's shares during the period 1 January 2004 to 31 December 2004 were £14.20 and £10.72 respectively. The mid-market price of the Company's shares at 31 December 2004 was £12.25 per share.

AngloGold Ashanti Limited (AngloGold Ashanti)
R M Godsell has share options in AngloGold Ashanti, an independently managed subsidiary of the Company. Details of these share options are as follows:

AngloGold Ashanti options	Options held at 1 January 2004	Granted[1]	Exercised	Lapsed	Holding at 31 December 2004	Weighted average exercise price rand	Earliest date from which exercisable	Latest expiry date
R M Godsell[2]	178,300	–	–	–	178,300	108.04	1/3/1998	16/10/2010
R M Godsell[3]	32,000	14,000	–	–	46,000	250.75	2/5/2005	1/11/2014

(1) The exercise of AngloGold Ashanti options granted in 2003 and 2004 is subject to performance conditions, requiring at least a 6% real increase in EPS, year-on-year for three consecutive years. The previous existing options vest over a five year period from the date of grant with no attached performance criteria. The exercise price of the 14,000 options awarded in 2004 was R228.00 per option.
(2) Share options in respect of shares whose market price as at 31 December 2004 is equal to, or exceeds, the option exercise price.
(3) Share options in respect of shares whose market price as at 31 December 2004 is below the option exercise price.

The highest and lowest mid-market prices of AngloGold Ashanti's shares during the period 1 January 2004 to 31 December 2004 were R319.00 and R186.20 per share respectively. The mid-market price of an AngloGold Ashanti share at 31 December 2004 was R203.84.

Anglo American Platinum Corporation Limited (Anglo Platinum)
B E Davison held share options in Anglo Platinum, a listed subsidiary of the Company. Details of these share options are as follows:

Anglo Platinum options[1]	Options held at 1 January 2004	Granted	Exercised[2]	Lapsed	Holding at 31 December 2004	Option price rand	Market price at date of exercise rand	Gain rand
B E Davison	36,639	–	(36,639)	–	–	67.80	239.43	6,288,352
	1,686	–	(1,686)	–	–	131.40	239.43	182,139

(1) There were no performance criteria attached to any of these options, which have not been awarded to B E Davison since 23 June 1999.
(2) All options were exercised on 29 July 2004, with a share price of R239.43.

The highest and lowest mid-market prices of Anglo Platinum's shares during the period 1 January 2004 to 31 December 2004 were R368.06 and R193.98 per share respectively. The mid-market price of an Anglo Platinum share at 31 December 2004 was R207.00.

The information provided above is a summary. However, full details of directors' shareholdings and options are contained in the Registers of Directors' Interests of the Company, AngloGold Ashanti and Anglo Platinum, which are open to inspection.

5. Deferred Bonus Plan and Share Incentive Plan
In 2003 and earlier years, executive directors were required to defer 50% of their annual bonus under the Deferred Bonus Plan and could, at the discretion of the Committee on a year-by-year basis, defer all of their bonus (net of tax) to acquire shares in the Company. If these shares are held for three years they will be matched by the Company on a one-for-one basis, conditional upon the executive director's continued employment. No further awards were made to directors under the Deferred Bonus Plan during 2004.

The directors hold interests in deferred bonus matching shares as follows:

Deferred bonus share matching interests	Total interest at 1 January 2004	Number of shares conditionally awarded during the year	Number of shares vested during the year	Total interest at 31 December 2004	Latest vesting period end date
A J Trahar	70,688	–	(13,704)	56,984	31/12/2005
B E Davison	11,083	–	(2,804)	8,279	31/12/2005
A W Lea	32,965	–	(10,572)	22,393	31/12/2005
W A Nairn	16,115	–	(2,204)	13,911	31/12/2005

Details of the deferred bonus matching shares vested in 2004 are as follows:

Number of shares vested	Number of shares vested	Date of conditional award	Market price at date of award	Market price at date of vesting	Money value at date of vesting
A J Trahar	9,560	10/4/2001	£10.03	£12.16	£116,250
	4,144	10/4/2001	R113.75	R145	R600,880
B E Davison	868	10/4/2001	£10.03	£12.16	£10,555
	1,936	10/4/2001	R113.75	R145	R280,720
A W Lea	10,572	10/4/2001	£10.03	£12.16	£128,555
W A Nairn	696	10/4/2001	£10.03	£12.16	£8,463
	1,508	10/4/2001	R113.75	R145	R218,660

A J Trahar, A W Lea and W A Nairn each purchased 123 shares under the SIP scheme during the year in addition to the 205 shares held by each of them at the beginning of the year. If these shares are held for three years, they will be matched by the Company on a one-for-one basis, conditional upon the director's continued employment. Participants in the SIP scheme are entitled to receive dividends from these matching shares upon vesting. No SIP matching shares vested during 2004.

6. Pensions

Directors' pension arrangements

Each executive director, other than A W Lea, is a member of the Anglo American plc International Approved Pension Scheme (the International Scheme), which is a defined contribution pension scheme.

A J Trahar participates in the International Scheme in terms of his contract with Anglo American International (IOM) Limited for services to be rendered outside South Africa. Normal contributions were made on his behalf into the International Scheme at the rate of 35% of the basic salary payable under this contract. He also participates in the Anglo American Corporation Pension Fund (the Pension Fund) in respect of his South African contract, whereby he accrues an annual pension at the rate of 2.2% of pensionable salary (as defined in the rules of that scheme) for each year of pensionable service. The Pension Fund provides spouse's benefits of two-thirds of the member's pension on the death of a member. It does not have provision for guaranteed pension increases.

Following previously announced senior management changes in South Africa, A J Trahar will increase the time he devotes to Group matters globally. Accordingly, the Committee has decided that, with effect from January 2005, the proportion of his overall remuneration paid under his South African contract will be reduced. The Committee has been advised that, as a consequence, his pension payable on retirement out of the Pension Fund (his South African final salary defined benefit scheme) will be substantially less than he would otherwise have accrued. The Committee has also been advised by independent professionally qualified actuaries that to provide benefits of equivalent value to those forgone would require additional contributions into the International Scheme amounting to £5.6 million, during 2005, which the Committee has decided should be paid. Normal contributions will continue to be paid into the International Scheme with effect from January 2005, at the rate of 35% of the basic salary payable under his contract with Anglo American International (IOM) Limited.

A W Lea participates in the Anglo American plc Approved Pension Scheme (formerly known as the Minorco Executive Directors' Fund). This scheme is also a defined contribution pension scheme. Prior to the formation of the Company in May 1999, A W Lea was entitled to employer contributions at a rate of 35% of the basic salary under his contract with Anglo American International (BVI) Limited, a commitment which continues to be honoured. A W Lea is also entitled to deferred benefits in the Pension Fund in respect of previous South African service.

B E Davison participates in the International Scheme in terms of his contract with Anglo American International (IOM) Limited; normal contributions are made on his behalf at the rate of 25% of the basic salary payable under this contract. He also participates in the Anglo American Corporation Retirement Fund, whereby contributions are made at the rate of 15% of basic salary (plus car allowance for historical reasons), under his South African contract. He elected to join this scheme when it was established in September 1998 and transferred his accrued benefits from the Pension Fund, of which he was previously a member.

W A Nairn participated until his retirement at 31 December 2004 in the International Scheme in terms of his contract with Anglo American International (IOM) Limited; normal contributions were made on his behalf at the rate of 25% of the basic salary payable under this contract. He was also entitled to contributions at the rate of 14% of basic salary (plus car allowance for historical reasons) to an independent personal retirement plan located in South Africa, under his South African contract.

No pension costs were incurred in respect of the non-executive directors, with the exception of R M Godsell, who continued to be a member of the AngloGold Ashanti Pension Fund (a defined benefit pension scheme) in his capacity as chief executive of that company.

Defined contribution pension schemes

The amounts paid into defined contribution pension schemes by the Group in respect of the individual directors were as follows:

	Normal contributions[1]	
	2004 £000	2003 £000
A J Trahar	156	142
B E Davison	97	90
A W Lea	179	166
W A Nairn	89	81

(1) As Messrs Trahar, Davison and Nairn have no provision for past service in respect of their sterling-denominated pension fund, their employing company has contractually agreed that supplementary pension contributions should be made to the International Scheme in return for these executives having given up their right to part of their future basic salary. These supplementary contributions, of £89,000 (2003: £81,000), £47,000 (2003: £43,000) and £42,000 (2003: £38,000) respectively, are disclosed in the directors' emoluments table on page 35.

Defined benefit pension schemes

A J Trahar and A W Lea are eligible for membership of the Pension Fund in respect of their South African remuneration (or, in the case of A W Lea, his past service in South Africa). The Pension Fund is a funded final salary occupational pension scheme approved by the Financial Services Board and the Commissioner of Inland Revenue in South Africa.

	Additional benefit earned (excluding inflation) during the year ended 31 December	Accrued entitlement as at 31 December	Transfer value of accrued benefits as at 31 December		Increase in transfer value in the year less any personal contributions[1][2]
Executive directors	2004 £000	2004 £000	2004 £000	2003 £000	£000
A J Trahar	20	322	3,936	3,173	405
A W Lea	3	51	633	515	64
Non-executive director					
R M Godsell[3]	17	289	3,337	2,411	905

(1) The transfer value, less any personal contributions, of the increase in additional benefits earned during 2004 amounted for A J Trahar, A W Lea and R M Godsell to £233,000, £33,000 and £171,000 respectively.

(2) The increase in transfer value above 2003's figure arises from currency differences, salary increases and, in the case of A J Trahar, 12 months' additional pensionable service.

(3) In his capacity as chief executive of AngloGold Ashanti, R M Godsell is entitled to membership of the AngloGold Ashanti Pension Fund.

The transfer values disclosed above do not represent a sum paid or payable to the individual director; instead, they represent potential liabilities of the pension schemes.

7. Excess retirement benefits

No person who served as a director of the Company during or before 2004 has been paid or received retirement benefits in excess of the retirement benefits to which he was entitled on the date on which benefits first became payable (or 31 March 1997, whichever is later).

8. Sums paid to third parties in respect of a director's services

No consideration was paid to or became receivable by third parties for making available the services of any person: as a director of the Company, or while a director of the Company, as a director of any of the Company's subsidiary undertakings, or as a director of any other undertaking of which he was (while a director of the Company) a director by virtue of the Company's nomination, or otherwise in connection with the management of the Company or any undertaking during the year to 31 December 2004.

9. Directors' share interests

The interests of directors who held office at 31 December 2004 in Ordinary Shares (Shares) of the Company and its subsidiaries were as follows:

	As at 31 December 2004							As at 1 January 2004 (or if later, date of appointment)				
	Beneficial	Conditional					Non-beneficial[6]	Beneficial	Conditional			Non-beneficial[6]
		SIP[1]	Deferred bonus share match[2]	LTIP[3]	BSP Bonus Shares[4]	BSP Enhancement Shares[5]			SIP[1]	Deferred bonus share match[2]	LTIP[3]	
A J Trahar[6]	90,985	328	56,984	295,286	49,570	37,178	767,778	81,203	205	70,688	258,061	917,778
B E Davison	32,299	–	8,279	129,820	12,705	9,529	–	15,307	–	11,083	115,341	–
A W Lea[7]	71,785	328	22,393	142,164	16,914	12,686	–	51,607	205	32,965	130,744	–
W A Nairn[8]	40,641	328	13,911	72,122	–	–	–	22,324	205	16,115	103,572	–
Sir Mark Moody-Stuart[9]	18,973	–	–	–	–	–	–	15,780	–	–	–	–
D J Challen	2,000	–	–	–	–	–	–	2,000	–	–	–	–
Dr C E Fay	5,359	–	–	–	–	–	–	3,511	–	–	–	–
R M Godsell[6]	92	–	–	–	–	–	767,778	92	–	–	–	917,778
G Lindahl	10,934	–	–	–	–	–	–	7,792	–	–	–	–
R J Margetts[10]	8,640	–	–	–	–	–	–	6,297	–	–	–	–
Dr M S B Marques	752	–	–	–	–	–	–	–	–	–	–	–
N F Oppenheimer[6][11]	59,126,043	–	–	–	–	–	767,778	65,996,788	–	–	–	917,778
F T M Phaswana	8,181	–	–	–	–	–	–	4,692	–	–	–	–
Sir David Scholey	11,220	–	–	–	–	–	–	10,537	–	–	–	–
Prof K A L M Van Miert	500	–	–	–	–	–	–	500	–	–	–	–

[1] The award of these Shares is conditional upon the participant's continued employment by the Group until three years after the conditional grant date.
[2] The award of these Shares is conditional upon the participant's continued employment by the Group until three years after the grant date.
[3] The award of Shares under the LTIP is conditional upon the satisfaction of the performance conditions set out on pages 31 and 32.
[4] The award of Bonus Shares under the BSP is conditional upon the participant's continued employment by the Group until three years after the conditional grant date.
[5] The award of Enhancement Shares under the BSP is conditional upon the satisfaction of the performance conditions set out on page 30 as well as continued employment.
[6] Messrs Godsell and Oppenheimer are deemed to be interested in The Ernest Oppenheimer Memorial Trust's holding of 767,778 shares of virtue of being Trustees and Mr A J Trahar is also deemed to be interested by virtue of his wife being a Trustee. None of them is a beneficiary of the Trust.
[7] A W Lea's beneficial interest includes 200 Shares arising as a result of his son's interest in these Shares.
[8] W A Nairn retired on 31 December 2004.
[9] Sir Mark Moody-Stuart's beneficial interest includes 12,500 Shares arising as a result of his interest in a family trust.
[10] R J Margetts' beneficial interest in 8,640 Shares arises as a result of his wife's interest in these Shares.
[11] N F Oppenheimer's beneficial interest in 59,125,951 of these Shares arises as a result of his interest in a discretionary trust which is treated as interested in 52,250,206 Shares in which E Oppenheimer & Son Holdings Limited is treated as interested and 6,870,745 Shares in which Central Holdings Limited is treated as interested. The 6,870,745 Shares referred to above are Shares held by Debswana Diamond Company (Pty) Limited, in which N F Oppenheimer and Central Holdings Limited have no economic interest. His interest in 5,000 of these Shares arises as a result of his wife's interest in a trust which has an indirect economic interest in those Shares.

The following changes in the above interests occurred between 1 January 2005 and the date of this report:

Shares in Anglo American plc

							As at 1 January 2005
	Beneficial	Conditional					Non-beneficial
Directors		SIP[1]	Deferred bonus share match[2]	LTIP[3]	BSP Bonus Shares[4]	BSP Enhancement Shares[5]	
A J Trahar[6]	90,985	328	56,984	295,286	49,570	37,178	767,778
B E Davison	32,299	–	8,279	129,820	12,705	9,529	–
A W Lea [7]	71,785	328	22,393	142,164	16,914	12,686	–
Sir Mark Moody-Stuart[8]	18,973	–	–	–	–	–	–
Dr C E Fay	5,359	–	–	–	–	–	–
G Lindahl	10,934	–	–	–	–	–	–
R J Margetts[9]	8,640	–	–	–	–	–	–
F T M Phaswana	8,181	–	–	–	–	–	–
Sir David Scholey	11,220	–	–	–	–	–	–

Shares in Anglo American plc continued

							As at 22 February 2005
	Beneficial					Conditional	Non-beneficial
Directors		SIP[1]	Deferred bonus share match[2]	LTIP[3]	BSP Bonus Shares[4]	BSP Enhancement Shares[5]	
A J Trahar[6]	108,472	347	32,219	295,286	49,570	37,178	767,778
B E Davison	35,311	–	5,267	129,820	12,705	9,529	–
A W Lea[7]	77,463	347	12,803	142,164	16,914	12,686	–
Sir Mark Moody-Stuart[8]	19,814	–	–	–	–	–	–
Dr C E Fay	5,853	–	–	–	–	–	–
G Lindahl	11,735	–	–	–	–	–	–
R J Margetts[9]	9,259	–	–	–	–	–	–
F T M Phaswana	9,103	–	–	–	–	–	–
Sir David Scholey	11,392	–	–	–	–	–	–

(1) The award of these Shares is conditional upon the participant's continued employment by the Group until three years after the conditional grant date.
(2) *The award of these Shares is conditional upon the participant's continued employment by the Group until three years after the grant date.*
(3) The award of Shares under the LTIP is conditional upon the satisfaction of the performance conditions set out on pages 31 and 32.
(4) The award of Bonus Shares under the BSP is conditional upon the participant's continued employment by the Group until three years after the conditional grant date.
(5) The award of Enhancement Shares under the BSP is conditional upon the satisfaction of the performance conditions set out on page 30 as well as continuing employment.
(6) A J Trahar is deemed to be interested in The Ernest Oppenheimer Memorial Trust's holding of 767,778 shares by virtue of his wife being a Trustee. He is not a beneficiary of the Trust.
(7) A W Lea's beneficial interest includes 200 Shares arising as a result of his son's interest in these Shares.
(8) Sir Mark Moody-Stuart's beneficial interest includes 12,500 Shares arising as a result of his interest in a family trust.
(9) *R J Margetts' beneficial interest in 9,259 Shares arises as a result of his wife's interest in these Shares.*

Shares in subsidiaries of Anglo American plc

	As at 1 January 2004		As at 31 December 2004 (or if later, date of appointment)	
	Beneficial	Non-beneficial	Beneficial	Non-beneficial
AngloGold Ashanti Limited				
R M Godsell	460	–	460	–
N F Oppenheimer	–	8,726[1]	–	4,370[1]
Anglo American Platinum Corporation Limited				
B E Davison	22,067[2]	–	60,392[3]	–

(1) Shares held by N F Oppenheimer in his capacity as trustee of various trusts.
(2) 20,067 of these shares are held through a family trust.
(3) 38,325 of these shares are held through a family trust and were purchased during the year.

APPROVAL
This directors' remuneration report has been approved by the board of directors of Anglo American plc.

Signed on behalf of the board of directors

Rob Margetts

R J Margetts
22 February 2005

INDEPENDENT REMUNERATION REPORT REVIEW

This letter reports on the results of the review carried out by Mercer Human Resource Consulting Limited of the processes followed by the Anglo American Remuneration Committee (the Committee) that support the Remuneration Report for the financial year 2004. Mercer undertook the review at the request of the chairman of the Committee in order to provide shareholders with assurance that the remuneration processes followed are appropriate and that the Committee has complied with the policies set out in the Remuneration Report.

In order to reach our opinion, we reviewed the Committee's Terms of Reference and the minutes of its meetings held during the year as well as material presented to the Committee for its review. We also interviewed the chairman and secretary of the Committee. Our review was not intended to audit the compensation data set forth in the Remuneration Report or to evaluate the merits of Anglo American's remuneration programme.

Based on our review, Mercer is of the opinion that the process followed by the Committee during 2004 was fully consistent with its Terms of Reference and that the decisions taken by the Committee were in line with the principles set out in the Remuneration Report. It continues to be our view that the Committee takes a suitably robust approach to its work. We would note in particular the changes to long term incentive arrangements which have been proposed in response to dialogue held with institutional investors.

We note that the Committee has refined its modus operandi each year, taking into account any comments we have made in our reviews. As a result, we believe that the Anglo American Remuneration Committee is exemplary in its conduct, decision-making and reporting.

The members of the Remuneration Committee have received training and are regularly updated on executive compensation and corporate governance matters.

Further detail regarding the Mercer review is included in a letter of this date addressed to the Committee chairman, which we understand will be made available on the Company's website.

Mark Hoble
Mercer Human Resource Consulting Limited
Dexter House
2 Royal Mint Court
London EC3N 4NA

25 January 2005

STATEMENT OF DIRECTORS' RESPONSIBILITIES

United Kingdom company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the system of internal control, safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.



INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF ANGLO AMERICAN plc

We have audited the financial statements of Anglo American plc for the year ended 31 December 2004 which comprise the consolidated profit and loss account, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of total recognised gains and losses, the Company balance sheet and the related notes 1 to 38. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information specified by the Directors' Remuneration Report Regulations 2002 to be audited which is set out in sections 1 to 8 of the remuneration report.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the directors' remuneration report. Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the July 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the directors' remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.

OPINION

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2004 and of the profit of the Group for the year then ended; and
- the financial statements and part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
22 February 2005

FINANCIAL STATEMENTS
CONTENTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2004

US$ million	Note	Before exceptional items 2004	Exceptional items (note 7) 2004	2004	Before exceptional items 2003	Exceptional items (note 7) 2003	2003
Group turnover including share of joint ventures and associates	2	31,795	–	31,795	24,909	–	24,909
Less: Share of joint ventures' turnover	2	(1,195)	–	(1,195)	(1,060)	–	(1,060)
Share of associates' turnover	2	(5,670)	–	(5,670)	(5,212)	–	(5,212)
Group turnover – subsidiaries	2	24,930	–	24,930	18,637	–	18,637
Operating costs	4	(21,869)	25	(21,844)	(16,740)	(286)	(17,026)
Group operating profit – subsidiaries	4	3,061	25	3,086	1,897	(286)	1,611
Share of operating profit of joint ventures	2	446	–	446	247	–	247
Share of operating profit of associates	2	1,065	(117)	948	748	–	748
Total operating profit	2	4,572	(92)	4,480	2,892	(286)	2,606
Profit on disposal of fixed assets	7	–	520	520	–	386	386
Profit on ordinary activities before interest	3	4,572	428	5,000	2,892	100	2,992
Investment income	8	345	–	345	308	–	308
Interest payable	9	(704)	–	(704)	(614)	(13)	(627)
Profit on ordinary activities before taxation		4,213	428	4,641	2,586	87	2,673
Tax on profit on ordinary activities	10	(1,280)	1	(1,279)	(749)	13	(736)
Profit on ordinary activities after taxation		2,933	429	3,362	1,837	100	1,937
Equity minority interests	3	(449)	–	(449)	(339)	(6)	(345)
Profit for the financial year	3	2,484	429	2,913	1,498	94	1,592
Equity dividends to shareholders	11	(1,007)	–	(1,007)	(766)	–	(766)
Retained profit for the financial year		1,477	429	1,906	732	94	826
Headline earnings for the financial year	12			2,689			1,694
Basic earnings per share (US$):							
Profit for the financial year	12			2.03			1.13
Headline earnings for the financial year	12			1.88			1.20
Diluted earnings per share (US$):							
Profit for the financial year	12			1.96			1.10
Headline earnings for the financial year	12			1.81			1.17
Dividend per share (US cents)	11			70.0			54.0
Basic number of shares outstanding[1] (million)	12			1,434			1,415
Diluted number of shares outstanding[1] (million)	12			1,500			1,478

[1] Basic and diluted number of shares outstanding represent the weighted average for the year.

The impact of acquired and discontinued operations on the results for the year is not material.

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2004

US$ million	Note	2004	2003 (as restated)[1]
Fixed assets			
Intangible assets	13	2,590	2,267
Tangible assets	14	31,155	24,379
Investments in joint ventures:	15	1,496	1,630
Share of gross assets		2,216	2,483
Share of gross liabilities		(720)	(853)
Investments in associates	15	4,346	4,804
Other investments	15	889	772
		40,476	33,852
Current assets			
Stocks	17	3,401	2,744
Debtors	18	5,668	4,383
Current asset investments	19	575	1,032
Cash at bank and in hand		2,086	1,094
		11,730	9,253
Creditors due within one year			
Short term borrowings	21	(3,333)	(4,094)
Other current liabilities	20	(6,820)	(5,224)
Net current assets/(liabilities)		1,577	(65)
Total assets less current liabilities		42,053	33,787
Creditors due after one year			
Long term borrowings:	21	(7,449)	(6,665)
Convertible debt[2]		(2,081)	(1,088)
Other long term liabilities		(5,368)	(5,577)
Provisions for liabilities and charges	23	(4,986)	(3,954)
Equity minority interests		(4,445)	(3,396)
Non-equity minority interests		(175)	–
Net assets		24,998	19,772
Capital and reserves			
Called-up share capital	24	747	738
Share premium account	25	1,633	1,284
Merger reserve	25	489	460
Other reserves	25	716	716
Profit and loss account	25	21,413	16,574
Total shareholders' funds (equity)		24,998	19,772

[1] The Group has adopted Urgent Issues Task Force (UITF) abstract 38 'Accounting for ESOP trusts'. As required by this abstract, own shares held by employee trusts have been reclassified from other investments and are now recorded as a reduction in shareholders' funds. See note 1 to the financial statements.
[2] Includes $990 million (2003: nil) of convertible debt issued by listed subsidiaries.

The financial statements were approved by the board of directors on 22 February 2005.



A J Trahar
Chief executive



A W Lea
Finance director

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2004

US$ million	Note	2004	2003
Net cash inflow from operating activities	26	4,773	3,184
Dividends from joint ventures and associates		408	426
Returns on investments and servicing of finance:			
Interest received and other financial income		270	201
Interest paid		(572)	(452)
Dividends received from other fixed asset investments		28	42
Dividends paid to minority shareholders		(238)	(349)
Net cash outflow from returns on investments and servicing of finance		(512)	(558)
Taxation:			
UK corporation tax		(50)	(6)
Overseas tax		(428)	(701)
Net cash outflow from taxation		(478)	(707)
Capital expenditure and financial investment:			
Payments for tangible fixed assets		(3,129)	(3,025)
Proceeds from the sale of tangible fixed assets		151	117
Payments for other investments[1]		(142)	(46)
Proceeds from the sale of other investments[1]		263	617
Net cash outflow from capital expenditure and financial investment		(2,857)	(2,337)
Acquisitions and disposals:			
Acquisition of subsidiaries[2][3]	28	(1,119)	(1,469)
Disposal of subsidiaries	29	402	3
Investment in joint ventures		(21)	(1)
Sale of interests in joint ventures		37	–
Repayment of loans and capital from joint ventures		77	–
Investment in associates[3]		–	(78)
Sale of interests in associates		1,424	219
Repayment of loans and capital from associates		299	41
Net cash inflow/(outflow) from acquisitions and disposals		1,099	(1,285)
Equity dividends paid to Anglo American shareholders		(818)	(741)
Cash inflow/(outflow) before management of liquid resources and financing		1,615	(2,018)
Management of liquid resources		456	182
Financing	26	(1,169)	1,785
Increase/(decrease) in cash in the year	27	902	(51)

[1] Comprises disposal and acquisition of other investments classified as fixed assets.
[2] Net of cash acquired within subsidiaries of $92 million (2003: $214 million).
[3] All amounts paid in 2003 in respect of the acquisition of Kumba are included within acquisition of subsidiaries.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED 31 DECEMBER 2004

US$ million	Note	2004	2003
Profit for the financial year:	3	2,913	1,592
Joint ventures		355	190
Associates		575	479
Unrealised profit on deemed disposal of AngloGold[1]		410	–
Unrealised gain arising on exchange of business		–	13
Currency translation differences on foreign currency net investments		2,512	3,282
Related tax charge		(12)	(59)
Other gains recognised during the year		21	–
Total recognised gains for the financial year		5,844	4,828
Prior year adjustment[2]		(622)	
Total recognised gains since last annual report		5,222	

[1] AngloGold merged with Ashanti Goldfields Company Limited on 26 April 2004. As a result of this transaction, the Group's shareholding decreased from 55.8% to 47.2% and the Group has therefore accounted for a deemed disposal in accordance with FRS 2 'Accounting for subsidiary undertakings'. The holding was subsequently increased to 51% through the purchase of additional shares.

[2] The Group has adopted UITF abstract 38 'Accounting for ESOP trusts'. As required by this abstract, own shares held by employee trusts have been reclassified from other investments and are now recorded as a reduction in shareholders' funds. See note 1 to the financial statements. This change has been accounted for as a prior year adjustment and prior year numbers have been restated accordingly. The impact of adopting this abstract is to reduce net assets and shareholders' funds by $622 million at 1 January 2004 (1 January 2003: $630 million).

RECONCILIATION FROM EBITDA TO NET CASH INFLOW FROM OPERATING ACTIVITIES
FOR THE YEAR ENDED 31 DECEMBER 2004

US$ million	2004	2003
EBITDA[1]	7,110	4,785
Less:		
Share of operating profit of joint ventures	(446)	(247)
Share of operating profit of associates before exceptional items	(1,065)	(748)
Amortisation of goodwill in joint ventures and associates	(46)	(50)
Underlying depreciation and amortisation in joint ventures and associates	(369)	(380)
Increase in stocks	(242)	(302)
Increase in debtors	(419)	(246)
Increase in creditors	69	348
Increase in provisions	91	38
Other items	90	(14)
Net cash inflow from operating activities	4,773	3,184

[1] EBITDA is operating profit before exceptional items plus depreciation and amortisation in subsidiaries and share of EBITDA of joint ventures and associates.

BALANCE SHEET OF THE COMPANY, ANGLO AMERICAN plc
AS AT 31 DECEMBER 2004

US$ million	Note	2004	2003 (as restated)[1]
Fixed assets			
Fixed asset investments	36	12,451	9,505
Current assets			
Amounts due from subsidiaries		1,252	1,222
Prepayments and other debtors		50	6
Cash at bank and in hand		4	8
		1,306	1,236
Creditors due within one year			
Cash held on behalf of subsidiaries		(250)	(328)
Bank loans due within one year		(698)	(1,575)
Amounts owed to subsidiaries		(6,291)	(5,166)
		(7,239)	(7,069)
Other current liabilities			
Proposed dividend		(452)	(300)
Other creditors		(17)	(17)
Net current liabilities		(6,402)	(6,150)
Total assets less current liabilities		6,049	3,355
Long term liabilities			
Convertible debt (see note 21)		(1,091)	(1,088)
Bank loans due in more than one year		–	(35)
Net assets		4,958	2,232
Capital and reserves			
Called-up share capital (see note 24)	36	747	738
Share premium account	36	1,633	1,284
Capital redemption reserve	36	82	82
Other reserve	36	1,955	–
Profit and loss account	36	541	128
Total shareholders' funds (equity)		4,958	2,232

[1] The Company has adopted UITF abstract 38 'Accounting for ESOP trusts'. As required by this abstract, own shares held by employee trusts have been reclassified from other investments and are now recorded as a reduction in shareholders' funds. See note 1 to the financial statements.

The financial statements were approved by the board of directors on 22 February 2005.





A J Trahar
Chief executive

A W Lea
Finance director

1 ACCOUNTING POLICIES

Basis of preparation

The financial statements have been prepared according to the historical cost convention, and in accordance with accounting standards applicable in the United Kingdom.

The accounting policies applied in preparing the financial statements are consistent with those adopted and disclosed in the Group's financial statements for the year ended 31 December 2003 with the addition of UITF abstract 38 'Accounting for ESOP trusts', which has been adopted for the first time this year. As required by this abstract, own shares held by employee trusts have been reclassified from other investments and are now recorded as a reduction in shareholders' funds. This change has been accounted for as a prior year adjustment and previously reported figures have been restated accordingly. The impact of adopting this abstract is to reduce net assets and shareholders' funds by $622 million at 1 January 2004 (1 January 2003: $630 million).

Basis of consolidation

The financial statements comprise a consolidation of the financial statements of the Company and all its subsidiaries and incorporate the results of its share of joint ventures and associates on a gross equity and equity basis respectively. The financial statements also include the Group's share of the results of joint arrangements that are not entities as set out below.

Revenue recognition

Turnover amounts are measured at the fair value of consideration received or receivable, after deducting trade discounts, volume rebates, value added tax, treatment and refining charges where applicable and other sales taxes. Turnover from metal mining activities is based on the payable metal sold.

Acquisitions and goodwill arising thereon

Where an investment in a subsidiary, joint venture or an associate is made, any difference between the purchase price and the fair value of the attributable net assets is recognised as goodwill. Goodwill is amortised over its estimated useful life up to a maximum of 20 years. Goodwill in respect of subsidiaries is included within intangible fixed assets. Goodwill relating to joint ventures and associates is included within the carrying value of the joint venture or associate. The unamortised balance is reviewed on a regular basis and, if an impairment in value has occurred, it is written off in the period in which the circumstances are identified.

Joint ventures

A joint venture is an entity in which the Group holds a long term interest and which is jointly controlled by the Group and one or more other partner under a contractual arrangement. The Group's share of the results of joint ventures is accounted for using the gross equity method of accounting.

Associates

The equity method of accounting is used for investments over which the Group exercises significant influence. Typically the Group owns between 20% and 50% of the voting equity of its associates.

Results of associates are equity accounted from their most recent audited financial statements or unaudited interim statements. Any losses of associates are accounted for in the consolidated financial statements.

The carrying values of investments in associates represent the cost of each investment including unamortised goodwill, the share of post-acquisition retained earnings and any other movements in reserves. The carrying value of associates is reviewed on a regular basis and if an impairment in value has occurred, it is written off in the period in which those circumstances are identified.

Joint arrangements

The Group has contractual arrangements with other participants to engage in joint activities that do not create an entity carrying on a trade of its own. The Group includes its share of the assets, liabilities, income, expenditure and cash flows in such joint arrangements, measured in accordance with the terms of each arrangement, which is usually pro rata to the Group's interest in the joint arrangement.

Investments

Investments, other than investments in subsidiaries, joint ventures and associates, are included at cost less provision for any impairment in value.

Tangible fixed assets

Mining properties and leases include the cost of acquiring and developing mining properties, mineral rights and investments in and loans to companies holding mineral rights. Mining properties are depreciated using the unit of production method based on proven and probable reserves. Depreciation is charged on new mining ventures from the date when the mining property is capable of commercial production. When there is little likelihood of a mineral right being exploited, or the value of the exploitable mineral right has diminished below cost, a write-down is charged against profits. Stripping costs incurred during the production phase to remove additional overburden or waste ore are deferred and charged to operating costs on the basis of the average life of mine.

Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Where funds have been borrowed specifically to finance a project, the amount capitalised represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings during the period.

Land and properties in the course of construction are not depreciated. Buildings, plant and equipment are depreciated at varying rates, on the straight-line basis over their estimated useful lives. Estimated useful lives normally vary up to 20 years for items of plant and equipment and up to a maximum of 50 years for buildings.

Assets held under finance leases are depreciated over the shorter of the lease term and the useful lives of the assets.

Impairments

The carrying values of fixed assets are reviewed for impairment if events or changes in circumstances indicate that they may not be recoverable. Any provision for impairment is charged against profit in the year concerned. In addition, first year impairment reviews are conducted for acquired goodwill. Impairment is determined by reference to the higher of net realisable value and value in use, which is measured by reference to discounted future cashflows. The discount rate applied is based upon the Group's weighted average cost of capital, with adjustment made for local conditions where appropriate.

Research and exploration expenditure

Research and exploration expenditure is written off in the year in which it is incurred. When a decision is taken that a mining property becomes viable for commercial production, all further pre-production expenditure is capitalised. Capitalisation of pre-production expenditure ceases when the mining property is capable of commercial production.

Stocks

Stocks and work in progress are valued at the lower of cost and net realisable value. The production cost of stocks includes an appropriate proportion of depreciation and production overheads. Cost is determined on the following bases:

- raw materials and consumables are valued at cost on a first-in, first-out (FIFO) basis;
- metal, coal and coke stocks are valued at average cost; and
- finished products are valued at raw material cost, labour cost and a proportion of manufacturing overhead expenses.

Current asset investments

Current asset investments consist mainly of bank term deposits and fixed and floating rate debt securities. Debt securities that are intended to be held to maturity are recorded on the amortised cost basis. Debt securities that are not intended to be held to maturity are recorded at the lower of cost and market value.

Retirement benefits

The Group operates both defined benefit and defined contribution schemes for its employees. For defined contribution schemes the amount charged to the profit and loss account is the contributions paid during the year.

The expected costs of providing post-retirement benefits under defined benefit arrangements are charged against profits to spread the expected costs on a straight-line basis over the service lives of employees entitled to those benefits. Costs are assessed in accordance with the advice of qualified actuaries using the projected unit method. Experience adjustments and prior service costs resulting from plan amendments are amortised over the expected average remaining service lives of relevant current employees. The difference between pension cost and funding is treated as a provision or prepayment.

The Group continues to account for post-retirement benefits under the transitional arrangements for FRS 17 'Retirement Benefits'.

Restoration, rehabilitation and environmental costs

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a mine or quarry. Such costs arising from the installation of plant and other site preparation work, discounted to their net present value, are provided for and capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged against profits over the life of the operation, through the depreciation of the asset and the unwinding of the discount on the provision. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

Deferred taxation

Deferred taxation is provided in full on all timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, subject to the recoverability of deferred tax assets. Deferred tax assets and liabilities are not discounted.

Leases

Rental costs under operating leases are charged to the profit and loss account in equal annual amounts over the lease term.

Finance lease obligations are recorded at the inception of the lease as the present value of the minimum lease payments, derived by discounting at the interest rate implicit in the lease. The interest element of the rental is charged against profit.

Foreign currency translation

Foreign currency transactions by Group companies are booked in local currency at the exchange rate ruling on the date of transaction, or at the forward rate if hedged by a forward contract. The profit and loss account of foreign subsidiaries, joint ventures and associates as well as the cash flow statements of foreign subsidiaries are translated at weighted average rates of exchange, other than material exceptional items which are translated at the rate on the date of the transaction. Assets and liabilities are translated at the exchange rate prevailing at the balance sheet date, or at the forward rate if hedged by a forward contract.

Exchange differences on the translation of the net assets of subsidiaries less offsetting exchange differences on foreign currency loans financing these assets, are recorded as a movement in reserves and in the consolidated statement of total recognised gains and losses.

All other exchange gains or losses on settlement of foreign currency transactions translated at the rate prevailing at the date of the transactions, or the translation of monetary assets and liabilities at year-end exchange rates, are recorded in the profit and loss account.

Hedging transactions

In order to hedge its exposure to foreign exchange, interest rate and commodity price risks, the Group enters into forward, option and swap contracts. Gains and losses on these contracts are recognised in the period to which the gains and losses of the underlying transactions relate. Net income or expense associated with interest rate swap agreements is recognised on the accrual basis over the life of the swap agreements as a component of interest. Where commodity option contracts hedge anticipated future production or purchases, the Group amortises the option premiums paid over the life of the option and recognises any realised gains and losses on exercise in the period in which the hedged production is sold or commodity purchases are made.

Employee share awards

The estimated cost of awards made by the Group is charged to profit over the performance period, as appropriate. Where shares are held by an employee benefit trust the carrying value of these shares is recorded as a reduction in shareholders' funds. The estimated cost of awards is the market value of shares awarded or the intrinsic value of the awards (being the difference between the exercise price of the award and the market price at the date of grant) adjusted to reflect performance conditions where applicable. The Group has taken advantage of the exemption given in Urgent Issues Task Force (UITF) Abstract 17 'Employee share schemes', in respect of Save As You Earn schemes.

Reporting currency

As permitted by UK company law, the Group reports in US dollars, the currency in which most of its business is conducted.

2 SEGMENTAL INFORMATION

US$ million	Turnover[1] 2004	Turnover[1] 2003[4]	Operating profit[2] Before exceptional items 2004	Operating profit[2] Exceptional items (note 7) 2004	Operating profit[2] 2004	Operating profit[2] 2003	Net operating assets[3] 2004	Net operating assets[3] 2003
By business segment								
Group subsidiaries								
Platinum	3,065	2,232	529	–	529	428	7,563	6,119
Gold	2,166	1,718	204	(1)	203	226	6,425	3,302
Coal	1,911	1,556	315	–	315	260	2,539	2,152
Base Metals	2,612	1,720	932	(120)	812	(36)	4,062	4,087
Industrial Minerals	3,697	3,196	323	(9)	314	308	4,729	4,304
Ferrous Metals and Industries	4,938	2,863	590	155	745	130	5,534	4,629
Paper and Packaging	6,541	5,352	551	–	551	638	6,496	4,820
Exploration	–	–	(120)	–	(120)	(125)	–	–
Corporate Activities	–	–	(263)	–	(263)	(218)	253	296
	24,930	18,637	3,061	25	3,086	1,611	37,601	29,709
Joint ventures[5]								
Gold	230	312	59	–	59	99		
Coal	3	–	–	–	–	–		
Base Metals	620	346	347	–	347	114		
Industrial Minerals	136	100	18	–	18	14		
Ferrous Metals and Industries	56	28	8	–	8	2		
Paper and Packaging	150	274	14	–	14	18		
	1,195	1,060	446	–	446	247		
Associates[5]								
Platinum	55	46	8	–	8	5		
Gold	13	11	–	–	–	1		
Diamonds	3,177	2,967	586	–	586	562		
Coal	468	295	172	–	172	73		
Base Metals	88	60	(4)	(117)	(121)	–		
Industrial Minerals	25	22	5	–	5	3		
Ferrous Metals and Industries	1,526	1,476	297	–	297	76		
Paper and Packaging	228	2	(6)	–	(6)	–		
Corporate Activities	90	333	7	–	7	28		
	5,670	5,212	1,065	(117)	948	748		
	31,795	24,909	4,572	(92)	4,480	2,606		

(1) Turnover is measured at the fair value of consideration received or receivable for all significant products. Where a by-product is not regarded as significant, revenue may be credited against the cost of sales. The amount credited to cost of sales for the year ended 31 December 2004 was $81 million (2003: $55 million) and relates principally to AngloGold Ashanti which credits uranium and silver to cost of sales in accordance with the Gold Industry Standard on production costs.

(2) An analysis of operating exceptional items for 2003 by business segment is given in note 3.

(3) Net operating assets consist of tangible assets, intangible assets, stocks and operating debtors less non-interest bearing current liabilities. See note 35 for the reconciliation of net operating assets to net assets.

(4) 2004 Base Metals' turnover is stated net of treatment and refining charges on concentrate sales to external parties and refining charges on copper anode sales from Chagres to refineries. On this basis, 2003 total Base Metals' turnover would be $1,957 million. There is no impact on operating profit for either 2004 or 2003.

(5) Net assets for joint ventures and associates are disclosed in note 16.

2 SEGMENTAL INFORMATION CONTINUED

US$ million	Turnover		Operating profit				Net operating assets[1]	
	2004	2003	Before exceptional items 2004	Exceptional items (note 7) 2004	2004	2003	2004	2003
By geographical segment (by origin)								
Group subsidiaries								
South Africa	10,080	7,308	1,236	(100)	1,136	837	18,012	14,148
Rest of Africa	574	44	(29)	–	(29)	(4)	3,191	873
Europe	9,214	7,721	637	(9)	628	592	9,504	8,086
North America	986	708	6	154	160	(279)	596	868
South America	2,565	1,675	1,070	(20)	1,050	360	3,417	3,168
Australia and Asia	1,511	1,181	141	–	141	105	2,881	2,566
Joint ventures[2]								
South Africa	56	17	10	–	10	9		
Rest of Africa	230	312	59	–	59	98		
Europe	235	372	22	–	22	31		
North America	32	28	4	–	4	2		
South America	611	323	346	–	346	105		
Australia and Asia	31	8	5	–	5	2		
Associates[2]								
South Africa	1,565	1,302	289	(117)	172	135		
Rest of Africa	1,972	2,157	364	–	364	398		
Europe	969	640	168	–	168	116		
North America	461	504	32	–	32	(4)		
South America	447	280	129	–	129	61		
Australia and Asia	256	329	83	–	83	42		
	31,795	24,909	4,572	(92)	4,480	2,606	37,601	29,709

US$ million	2004	2003
By geographical segment (by destination)		
Group subsidiaries		
South Africa	4,554	3,503
Rest of Africa	479	295
Europe	11,998	9,726
North America	2,841	1,607
South America	1,349	859
Australia and Asia	3,709	2,647
Joint ventures[2]		
South Africa	162	7
Rest of Africa	6	11
Europe	588	787
North America	182	91
South America	1	45
Australia and Asia	256	119
Associates[2]		
South Africa	340	399
Rest of Africa	21	34
Europe	1,476	1,287
North America	2,222	2,157
South America	66	41
Australia and Asia	1,545	1,294
	31,795	24,909

[1] Net operating assets consist of tangible and intangible assets, stocks and operating debtors less non-interest bearing current liabilities. See note 35 for the reconciliation of net operating assets to net assets.
[2] Net assets for joint ventures and associates are disclosed in note 16.

3 PROFIT FOR THE FINANCIAL YEAR

The table below analyses the contribution of each business segment to the Group's profit for the financial year and its headline earnings which the directors consider to be a useful additional measure of the Group's performance. Headline earnings is calculated in accordance with the definition issued by the Institute of Investment Management and Research (now Society of Investment Professionals), in Statement of Investment Practice No.1, 'The Definition of Headline Earnings'. A reconciliation from profit for the financial year to headline earnings is given in note 12.

							2004
US$ million	Operating profit before operating exceptionals	Operating profit after operating exceptionals	Operating exceptional items	Non-operating exceptional items	Goodwill amortisation	Net interest, tax and minority interests	Total
By business segment							
Platinum	537	537	–	–	17	(315)	239
Gold	263	262	1	–	43	(148)	158
Diamonds	586	586	–	–	35	(240)	381
Coal	487	487	–	–	8	(144)	351
Base Metals	1,275	1,038	237	–	2	(235)	1,042
Industrial Minerals	346	337	9	–	60	(139)	267
Ferrous Metals and Industries	895	1,050	(155)	–	9	(424)	480
Paper and Packaging	559	559	–	–	27	(205)	381
Exploration	(120)	(120)	–	–	–	29	(91)
Corporate Activities	(256)	(256)	–	–	20	(283)	(519)
Total/Headline earnings	4,572	4,480	92	–	221	(2,104)	2,689
Headline earnings adjustment (note 12)			(92)	520	(221)	17	224
Profit for the financial year							2,913

							2003
US$ million	Operating profit before operating exceptionals	Operating profit after operating exceptionals	Operating exceptional items	Non-operating exceptional items	Goodwill amortisation	Net interest, tax and minority interests	Total
By business segment							
Platinum	447	433	14	–	17	(259)	205
Gold	369	326	43	–	41	(243)	167
Diamonds	562	562	–	–	32	(208)	386
Coal	333	333	–	–	8	(109)	232
Base Metals	286	78	208	–	1	(81)	206
Industrial Minerals	325	325	–	–	53	(108)	270
Ferrous Metals and Industries	208	208	–	–	13	(114)	107
Paper and Packaging[(1)]	656	656	–	–	18	(249)	425
Exploration	(105)	(125)	20	–	–	22	(83)
Corporate Activities[(1)]	(189)	(190)	1	–	20	(52)	(221)
Total/Headline earnings	2,892	2,606	286	–	203	(1,401)	1,694
Headline earnings adjustment (note 12)			(286)	386	(203)	1	(102)
Profit for the financial year							1,592

[(1)] Headline earnings for Paper and Packaging and Corporate Activities have been adjusted for the year ended 31 December 2003, as net interest for the wholly-owned operations in Paper and Packaging is now accounted for centrally within Corporate Activities. Net interest payable for the wholly-owned operations in Paper and Packaging was $95 million for the year ended 31 December 2004 (2003: $57 million). On the former basis headline earnings for Paper and Packaging would have been $286 million for the year ended 31 December 2004 (2003: $368 million).

4 GROUP OPERATING PROFIT

US$ million	2004	2003
Group turnover	24,930	18,637
Cost of sales[1]	(17,846)	(14,010)
Gross profit	7,084	4,627
Selling and distribution costs	(1,625)	(1,258)
Administrative expenses	(2,370)	(1,651)
Other operating income	117	18
Exploration expenditure[2] (see note 5)	(120)	(125)
Group operating profit	3,086	1,611

[1] Includes Group operating exceptional credit of $25 million in continuing operations (2003: charge of $266 million).
[2] Exploration expenditure in 2003 includes a $20 million exceptional charge (see note 7).

US$ million	2004	2003
Operating profit is after charging:		
Depreciation of tangible assets	1,948	1,310
Goodwill amortisation:		
Subsidiaries	175	153
Joint ventures and associates	46	50
Rentals under operating leases:		
Hire of plant and machinery	79	72
Other operating leases	70	57
Research and development expenditure	45	39
Auditors' remuneration[3]:		
Audit:		
United Kingdom	3	3
Overseas	15	8
Other services provided by Deloitte:		
United Kingdom	2	1
Overseas	9	11[4]
Operating exceptional items (see note 7)	(25)	286

[3] A more detailed analysis of auditors' remuneration for the year ended 31 December 2004 is provided below.
[4] In 2003 a further $1 million was capitalised in fixed assets relating to consultancy services provided by Deloitte.

	Payable to Deloitte		Payable to auditor (if not Deloitte)	
US$ million	United Kingdom	Overseas	United Kingdom	Overseas
Audit services:				
Statutory audit fees	2.9	10.4	–	4.2
Interim review	0.3	0.6	–	–
	3.2	11.0	–	4.2
Further assurance services:				
Corporate finance	–	0.9	–	1.0
Tax compliance	0.2	0.7	–	0.1
Other	0.9	1.1	–	2.1
Tax advisory services	0.4	2.5	–	0.2
Other non-audit services:				
Consultancy services	–	2.8	–	–
Other	–	0.6	–	0.5
	1.5	8.6	–	3.9

5 EXPLORATION EXPENDITURE

US$ million	2004	2003
By business segment		
Platinum	13	11
Gold	43	36
Base Metals	41	50
Coal	9	5
Ferrous Metals and Industries	14	1
Impairment of Boyongan (see note 7)	–	20
Other	–	2
	120	125

6 EMPLOYEE NUMBERS AND COSTS

The average number of employees, excluding joint ventures' and associates' employees, was:

Thousands	2004	2003
By business segment		
Platinum	47	46
Gold	51	46
Coal	9	9
Base Metals	8	8
Industrial Minerals	12	12
Ferrous Metals and Industries	42	34
Paper and Packaging	39	37
Corporate Activities	1	1
	209	193

The principal locations of employment were:

Thousands	2004	2003
South Africa	127	122
Rest of Africa	22	12
Europe	42	42
North America	4	4
South America	8	8
Australia and Asia	6	5
	209	193

Payroll costs in respect of the employees included in the tables above were:

US$ million	2004	2003
Wages and salaries	4,449	3,311
Social security costs	324	271
Post-retirement healthcare costs	111	108
Defined contribution pension plan costs	181	131
Defined benefit pension plan costs	105	108
	5,170	3,929

Disclosures on directors' emoluments, pension entitlements, share options and long term incentive plan awards required by the Companies Act 1985 and those specified for audit by the Directors' Remuneration Report Regulations 2002 are included in sections 1 to 8 of the remuneration report and form part of these financial statements.

7 EXCEPTIONAL ITEMS

Operating exceptional items

US$ million	2004	2003
Reversal of impairment of Terra Industries Inc	154	–
Impairment of Black Mountain Mineral Development	(100)	–
Write down of assets at Mantos Blancos SA	(20)	–
Impairment of Hudson Bay Mining and Smelting Co Ltd	–	(208)
Impairment of Boyongan	–	(20)
Impairment of Savuka	–	(34)
Other impairments	(9)	(24)
Share of associate's impairment charge – Palabora Mining Company Limited	(117)	–
Total operating exceptional charge	(92)	(286)
Taxation	42	22
Minority interests	1	23
	(49)	(241)

Exceptional finance charge

US$ million	2004	2003
Share of associate's charge on early redemption of debt	–	(13)
Total exceptional finance charge	–	(13)

Non-operating exceptional items

US$ million	2004	2003
Disposal of interest in Gold Fields Limited	464	–
Part disposal of Western Areas	45	–
Disposal of remaining interest in FirstRand Limited	32	117
Disposal of interest in Nkomati	28	–
Disposal of interest in Avgold	25	51
Disposal of Terra Industries Inc	13	–
Loss on redemption of De Beers' preference shares	(44)	–
Loss on disposal of Hudson Bay Mining and Smelting Co Ltd	(42)	–
Disposal of interest in Li & Fung	–	163
Disposal of interest in East Africa Gold Mines	–	25
Disposal of interest in Randgold Resources	–	17
Disposal of interest in JCI	–	(20)
Disposal of Anglovaal Mining Limited	–	(13)
Other items	(12)	21
Share of associates' exceptional items	11	25
Profit on disposal of fixed assets	520	386
Total non-operating exceptional gain	520	386
Taxation	(41)	(9)
Minority interests	(1)	(29)
	478	348
Total exceptional items (net of tax and minority interests)	429	94

Operating exceptional items

A review of the carrying value of Black Mountain Mineral Development has resulted in a $100 million exceptional charge to operating profit, attributable to Base Metals.

Following a review of operations at Empresa Minera de Mantos Blancos SA, the carrying values of certain dump leach assets were written down. This has resulted in an exceptional charge to operating profit of $20 million, attributable to Base Metals.

During the year, in light of the prolonged recovery in the company's markets and share price, Ferrous Metals and Industries reversed $154 million of the impairment provision held against Terra Industries Inc.

Palabora, an associate within Base Metals, recorded an impairment of $409 million during the year. The Group's share of this impairment amounted to $117 million.

Where impairment provisions have been made by subsidiaries, impairment is determined by reference to the higher of net realisable value and value in use. The relevant review during the year was based on estimated value in use, using pre-tax discount rates equivalent to a real post-tax discount rate of six per cent.

7 EXCEPTIONAL ITEMS CONTINUED

Non-operating exceptional items

The Group disposed of its investment in Gold Fields Limited in March 2004. Proceeds of $1.2 billion resulted in an exceptional gain of $464 million.

The Group disposed of a holding of approximately 8.5% of Western Areas in December 2004. Proceeds of $48 million resulted in a gain of $45 million.

An exceptional currency retranslation loss of $44 million arose on the redemption of $175 million of De Beers' preference shares.

Base Metals completed the sale of Hudson Bay Mining and Smelting Co Ltd in December 2004. Proceeds of $257 million, including cash consideration of $246 million, resulted in an exceptional loss of $42 million.

Ferrous Metals and Industries disposed of its interest in Terra Industries Inc. Proceeds of $255 million resulted in an exceptional gain of $13 million.

8 INVESTMENT INCOME

US$ million	2004	2003
Interest and other financial income	292	227
Share of investment income of joint ventures	6	2
Share of investment income of associates	19	43
Dividend income from other financial assets	28	36
	345	308

Other financial income in the table above includes $25 million net gains arising from net foreign currency borrowings less deposits (2003: net losses of $70 million).

9 INTEREST PAYABLE

US$ million	2004	2003
Bank loans and overdrafts	428	375
Other loans	181	119
Unwinding of discount on provisions	62	8
Share of interest payable of joint ventures	32	26
Share of interest payable of associates	83	127
Share of associates' charge on early redemption of debt	–	13
	786	668
Capitalised	(82)	(41)
	704	627

The weighted average interest rate applicable to interest on general borrowings capitalised was 8.4% (2003: 7.5%).

10 TAX ON PROFIT ON ORDINARY ACTIVITIES

a) Analysis of charge for the year

US$ million	2004 Excluding exceptional items	2004 Including exceptional items	2003 Excluding exceptional items	2003 Including exceptional items
United Kingdom corporation tax at 30%[1]	54	54	26	26
South Africa corporation tax at 30%	261	261	74	74
Other overseas taxation	337	337	240	240
Share of taxation charge of joint ventures	19	19	15	15
Share of taxation charge of associates	308	308	200	200
Current tax on exceptional items	–	59	–	9
Total current tax	979	1,038	555	564
Deferred taxation – subsidiaries	258	258	193	193
Deferred taxation – joint ventures	55	55	17	17
Deferred taxation – associates	(12)	(12)	(16)	(16)
Deferred tax on exceptional items	–	(60)	–	(22)
Total deferred tax[2]	301	241	194	172
Total tax charge[2]	1,280	1,279	749	736

[1] Net of double tax relief of $259 million (2003: nil). UK corporation tax before double tax relief was $313 million (2003: $26 million).
[2] In addition, $12 million (2003: $59 million) of deferred tax has been recognised in the statement of total recognised gains and losses.

10 TAX ON PROFIT ON ORDINARY ACTIVITIES CONTINUED

b) Factors affecting current tax charge for the year

The current tax charge assessed for the year is lower than the standard rate of corporation tax in the United Kingdom and South Africa (30%). The differences are explained below:

US$ million	2004 Including exceptional items	2003 Including exceptional items
Profit on ordinary activities before tax	4,641	2,673
Tax on profit on ordinary activities at 30% (2003: 30%)	1,392	802
Tax effects of:		
Expenses not deductible for tax purposes:		
Operating exceptional items	(15)	86
Goodwill amortisation	66	61
Exploration costs	36	32
Non-taxable income:		
Dividends receivable	(8)	(11)
Non-operating exceptional items	(115)	(103)
Tax allowances for capital expenditure in excess of depreciation	(91)	(207)
Movement in tax losses	(130)	15
South African secondary tax on companies	96	45
Effect of differences between local and UK rates	(98)	(66)
Other differences	(95)	(90)
Current tax charge for the year	1,038	564

c) Factors that may affect future tax charges

The Group anticipates that its effective rate will remain above the statutory rate of 30% as the Group operates in certain countries where tax rates are higher than the UK rate, including South Africa (effective rate of 37.8% assuming distribution of profits).

Details of the deferred tax provision are given in note 23. In addition to the amounts provided in deferred tax, unrecognised assets exist in respect of taxable losses. No asset has been recognised in respect of these losses as it is not regarded as more likely than not that there will be suitable taxable profits against which to offset these losses. Any utilisation of these losses in the future may lead to a reduction in effective tax rates.

No deferred tax has been provided in respect of accumulated reserves of overseas subsidiaries, associates or joint ventures as future dividends are expected to be paid out of future earnings.

11 DIVIDENDS

US$ million	2004	2003
Interim paid – 19 US cents per ordinary share (2003: 15 US cents)	273	212
Final proposed – 51 US cents per ordinary share (2003: 39 US cents)	734	554
	1,007	766

As stated in note 24, the employee benefit trust has waived the right to receive dividends on the shares it holds.

12 EARNINGS PER SHARE

	2004	2003
Basic number of ordinary shares outstanding (million)[1]	1,434	1,415
Potentially dilutive ordinary shares (million)	66	63
Diluted number of ordinary shares outstanding (million)[1]	1,500	1,478
Profit for the financial year:		
Basic earnings per share (US$)[2]	2.03	1.13
Diluted earnings per share (US$)[3]	1.96	1.10
Headline earnings for the financial year[4]:		
Basic earnings per share (US$)	1.88	1.20
Diluted earnings per share (US$)	1.81	1.17

(1) Basic and diluted number of shares outstanding represent the weighted average for the year.
(2) Basic earnings per share is calculated by dividing the profit for the year attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year. The average number of shares in issue excludes the shares held by the employee benefit trust.
(3) Diluted earnings per share is calculated by adjusting earnings and the weighted average number of ordinary shares in issue on the assumption of conversion of all potentially dilutive ordinary shares.
(4) Basic and diluted earnings per share are also shown based on headline earnings, which the directors consider to be a useful additional measure of the Group's performance.

	2004		2003	
US$ million (unless otherwise stated)	Earnings	Basic earnings per share US$	Earnings	Basic earnings per share US$
Profit for the financial year	2,913	2.03	1,592	1.13
Operating exceptional charges	92	0.06	286	0.20
Non-operating exceptional gains	(520)	(0.36)	(386)	(0.27)
Exceptional finance charge	–	–	13	0.01
Amortisation of goodwill:				
Subsidiaries	175	0.13	153	0.11
Joint ventures and associates	46	0.03	50	0.04
Related tax	(1)	–	(13)	(0.01)
Related minority interest	(16)	(0.01)	(1)	(0.01)
Headline earnings for the financial year	2,689	1.88	1,694	1.20

13 INTANGIBLE FIXED ASSETS

US$ million	Licences and other intangibles	Goodwill	Total
Cost			
At 1 January 2004	8	2,985	2,993
Acquisition of subsidiaries	30	330	360
Transfers from joint ventures	–	100	100
Currency movements	1	50	51
At 31 December 2004	39	3,465	3,504
Accumulated amortisation			
At 1 January 2004	2	724	726
Charge for the year	2	173	175
Impairment	–	4	4
Currency movements	–	9	9
At 31 December 2004	4	910	914
Net book value			
At 31 December 2004	35	2,555	2,590
At 31 December 2003	6	2,261	2,267

The increase in goodwill relating to acquisition of subsidiaries represents the excess of fair value of the purchase price over the provisional fair value of the net assets of businesses acquired. Further detail is given in note 28, Acquisition of subsidiaries.

14 TANGIBLE FIXED ASSETS

US$ million	Mining properties and leases	Land and buildings	Plant and equipment	Other[1]	Total
Cost					
At 1 January 2004	13,230	2,505	13,195	3,288	32,218
Additions	675	102	998	1,816	3,591
Acquired with subsidiaries[2]	2,463	195	299	50	3,007
Disposal of assets	(272)	(70)	(438)	(77)	(857)
Disposed with subsidiaries	(548)	(4)	(867)	(47)	(1,466)
Reclassifications	(439)	259	2,193	(1,940)	73
Currency movements	1,775	380	2,157	227	4,539
At 31 December 2004	**16,884**	**3,367**	**17,537**	**3,317**	**41,105**
Accumulated depreciation					
At 1 January 2004	3,033	277	4,394	135	7,839
Charge for the year	623	107	1,145	73	1,948
Impairment	–	–	128	1	129
Disposal of assets	(93)	(15)	(326)	3	(431)
Disposed with subsidiaries	(405)	–	(672)	2	(1,075)
Reclassifications	(18)	2	(10)	76	50
Currency movements	438	99	932	21	1,490
At 31 December 2004	**3,578**	**470**	**5,591**	**311**	**9,950**
Net book value					
At 31 December 2004[3]	**13,306**	**2,897**	**11,946**	**3,006**	**31,155**
At 31 December 2003	10,197	2,228	8,801	3,153	24,379

[1] *Other tangible fixed assets include properties in the course of construction and afforestation.*
[2] Acquired with subsidiaries includes $40 million relating to the reassessment of the fair value of Kumba (see note 28).
[3] Net book value and depreciation charges relating to assets held under finance leases amounts to $147 million (2003: $165 million) and $13 million (2003: $13 million) respectively.

Included in the cost above is $82 million of interest (2003: $41 million) which has been capitalised during the year. Aggregate interest capitalised included in the cost above totals $212 million (2003: $141 million). Tax relief on interest capitalised is based on the tax rates prevailing in the jurisdiction in which the interest is incurred.

The impairment charge for the year includes $100 million against the assets at Black Mountain in Base Metals. Further detail regarding this impairment is given in note 7, Exceptional items.

Nominal pre-tax discount rates equivalent to real post-tax discount rates of between 4% and 9% were used in the performance of impairment reviews.

Included in tangible fixed assets are properties in the course of construction and land and buildings amounting to $1,956 million (2003: $2,413 million) which are not depreciated.

The net book value of land and buildings comprises:

US$ million	2004	2003
Freehold	**2,735**	2,114
Leasehold – long	**146**	98
Leasehold – short (less than 50 years)	**16**	16
	2,897	2,228

15 FIXED ASSET INVESTMENTS

	Interest in joint ventures		Interest in associates[1]		Other investments[2]			
US$ million	Loans	Equity	Loans	Equity	Loans	Equity	Own shares	Total
Cost								
At 1 January 2004 (as previously reported)	260	1,370	118	5,096	353	627	693	8,517
Prior year adjustment[3]	–	–	–	–	–	–	(693)	(693)
At 1 January 2004 (as restated)	260	1,370	118	5,096	353	627	–	7,824
Group's share of profits less losses[4]	–	337	–	185	–	–	–	522
Additions	–	11	–	3	–	141	–	155
Acquired with subsidiaries	–	–	–	–	36	31	–	67
Disposals	–	(11)	–	(1,180)	–	(125)	–	(1,316)
Reclassifications	–	(280)	–	67	(13)	2	–	(224)
(Repayments)/advances	(48)	(145)	–	(129)	(21)	1	–	(342)
Currency movements	–	2	7	422	46	69	–	546
At 31 December 2004	212	1,284	125	4,464	401	746	–	7,232
Provisions for impairment								
At 1 January 2004 (as previously reported)	–	–	–	410	71	137	71	689
Prior year adjustment[3]	–	–	–	–	–	–	(71)	(71)
At 1 January 2004 (as restated)	–	–	–	410	71	137	–	618
Reversal of impairment	–	–	–	(154)	–	–	–	(154)
(Charge)/utilisation for the year	–	–	–	–	(3)	10	–	7
Reclassifications	–	–	–	(13)	(14)	39	–	12
Currency movements	–	–	–	–	7	11	–	18
At 31 December 2004	–	–	–	243	61	197	–	501
Net book value								
At 31 December 2004[5]	212	1,284	125	4,221	340	549	–	6,731
At 31 December 2003 (as restated)[3]	260	1,370	118	4,686	282	490	–	7,206

[1] Interest in associates at 31 December 2004 includes $310 million of goodwill (2003: $359 million).
[2] Other investments in the table above include listed investments of $40 million (2003: $52 million). The market value of these listed investments, $51 million (2003: $166 million), exceeded the carrying value at 31 December 2004 by $11 million (2003: $114 million).
[3] The Group has adopted UITF abstract 38 'Accounting for ESOP trusts'. As required by this abstract, own shares held by employee trusts have been reclassified from other investments and are now recorded as a reduction in shareholders' funds. See note 1 to the financial statements.
[4] Net of goodwill amortisation of $42 million (2003: $42 million) in associates and $4 million (2003: $8 million) in joint ventures.

[5]

US$ million			2004			2003
31 December	Loans	Equity	Total	Loans	Equity	Total
Joint ventures	212	1,284	1,496	260	1,370	1,630
Associates	125	4,221	4,346	118	4,686	4,804
Other investments	340	549	889	282	490	772

16 JOINT VENTURES AND ASSOCIATES

US$ million	2004			2003		
	Joint ventures	Associates	Total	Joint ventures	Associates	Total
Fixed assets	1,577	5,153	6,730	2,001	5,755	7,756
Current assets	639	2,183	2,822	482	2,269	2,751
Liabilities due within one year	(213)	(1,237)	(1,450)	(355)	(856)	(1,211)
Liabilities due after more than one year	(507)	(1,753)	(2,260)	(498)	(2,364)	(2,862)
Net assets	1,496	4,346	5,842	1,630	4,804	6,434

US$ million	2004	2003
By business segment:		
Platinum	77	73
Gold	230	1,219
Diamonds	3,069	2,886
Coal	461	504
Base Metals	1,088	963
Industrial Minerals	77	60
Ferrous Metals and Industries	629	495
Paper and Packaging	172	178
Corporate Activities	39	56
Net assets	5,842	6,434
By geographical segment:		
South Africa	1,607	1,751
Rest of Africa	1,627	1,960
Europe	606	686
North America	161	316
South America	1,499	1,301
Australia and Asia	342	420
Net assets	5,842	6,434

17 STOCKS

US$ million	2004	2003
Raw materials and consumables	1,197	956
Work-in-progress	860	633
Finished products	1,344	1,155
	3,401	2,744

The difference between the replacement cost and the values included in the financial statements is not material.

18 DEBTORS

US$ million	2004			2003		
	Due within one year	Due after one year	Total	Due within one year	Due after one year	Total
Trade debtors	3,891	3	3,894	3,061	19	3,080
Amounts owed by joint ventures	6	1	7	60	–	60
Other debtors	1,106	167	1,273	819	83	902
Prepayments and accrued income[1]	315	179	494	165	176	341
	5,318	350	5,668	4,105	278	4,383

[1] Includes $178 million in relation to prepaid pension contributions (2003: $170 million).

19 CURRENT ASSET INVESTMENTS

US$ million	2004 Market value	2004 Group carrying value	2003 Market value	2003 Group carrying value
Bank term deposits	381	381	312	312
Quoted fixed and floating rate debt securities	–	–	502	502
Unquoted fixed and floating rate debt securities	194	194	218	218
	575	575	1,032	1,032

20 OTHER CURRENT LIABILITIES

US$ million	2004	2003
Trade creditors	2,792	2,528
Amounts owed to associates	–	3
Taxation and social security	986	579
Other creditors	1,423	1,127
Accruals and deferred income	885	433
Proposed dividend (see note 11)	734	554
	6,820	5,224

21 SHORT TERM BORROWINGS AND LIABILITIES DUE AFTER ONE YEAR

US$ million	2004 Due within one year	2004 Due after one year	2004 Total	2003 Due within one year	2003 Due after one year	2003 Total
Convertible debt[1]	–	2,081	2,081	–	1,088	1,088
Other long term liabilities:						
Bonds issued under EMTN programme	33	1,812	1,845	52	1,750	1,802
Bank loans and overdrafts	2,642	2,456	5,098	2,633	3,309	5,942
Obligations under finance leases	31	126	157	21	119	140
Other loans	621	803	1,424	1,380	354	1,734
Other creditors	6	171	177	8	45	53
	3,333	5,368	8,701	4,094	5,577	9,671
Total	3,333	7,449	10,782	4,094	6,665	10,759

[1] Includes $990 million (2003: nil) of convertible debt issued by listed subsidiaries.

The market value of the convertible debt at 31 December 2004 was $2,061 million (2003: $1,261 million).

Anglo American Capital plc and Anglo American Australia Finance Limited issued a number of small value bonds through reverse enquiries under the $3,000 million Euro Medium Term Note Programme. The total value issued was $550 million (2003: $143 million). All notes are guaranteed by Anglo American plc.

A $1,000 million European Commercial Paper Programme was established in October 2004. The programme was established to provide further funding diversity and flexibility. The European Commercial Paper Programme is in addition to a $1,300 million Canadian Commercial Paper Programme established a number of years ago.

In April 2002, Anglo American plc issued $1.1 billion 3³/₈ per cent convertible bonds, due 17 April 2007, convertible into ordinary shares of Anglo American plc. The bonds were issued at par and bear a coupon of 3³/₈ per cent per annum, payable semi-annually. The conversion price is £16.13 which represents a premium of 35% over the closing price of the shares in London at the date of offer. The bonds can be converted by the holder at any time between 28 May 2002 and up to 14 business days prior to 17 April 2007. The total number of ordinary shares of 50 US cents each which could be issued on conversion is 47,589,607. The bonds can be redeemed by Anglo American plc at their principal amount at any time after 9 May 2005, if the share price is at least 130% of the conversion price for 20 dealing days within a 30 day dealing period. The bonds can also be redeemed by Anglo American plc at their principal amount once conversion rights have been exercised in respect of 85% of the principal amount of the bonds. If not converted or previously redeemed the bonds will be redeemed at par on 17 April 2007.

A Convertible Bond was issued in February 2004 by AngloGold Holdings Plc, a wholly-owned subsidiary of AngloGold Ashanti. The Bond is convertible into American Depositary Shares (ADSs) at a price of $65.00 per ADS up to 27 February 2009. The proceeds of the issue, after payment of expenses, were utilised by AngloGold Ashanti to refinance amounts outstanding under credit facilities, to meet transaction costs in connection with the acquisition of Ashanti and for general corporate purposes, including planned capital expenditure.

21 SHORT TERM BORROWINGS AND LIABILITIES DUE AFTER ONE YEAR CONTINUED

Group financial liabilities (consisting of short term borrowings and long term liabilities – see note 22) have the following maturity profile:

US$ million	Within 1 year or on demand	Between 1-2 years	Between 2-5 years	After 5 years	Total
At 31 December 2004					
Convertible debt[1]	–	–	**2,081**	–	**2,081**
Bonds issued under EMTN programme	**33**	**106**	**1,212**	**494**	**1,845**
Bank loans and overdrafts	**2,642**	**235**	**2,056**	**165**	**5,098**
Obligations under finance leases	**31**	**30**	**17**	**79**	**157**
Other financial liabilities	**627**	**260**	**475**	**239**	**1,601**
Total at 31 December 2004	**3,333**	**631**	**5,841**	**977**	**10,782**
At 31 December 2003					
Convertible debt	–	–	1,088	–	1,088
Bonds issued under EMTN programme	52	33	1,223	494	1,802
Bank loans and overdrafts	2,633	738	2,306	265	5,942
Obligations under finance leases	21	35	20	64	140
Other financial liabilities	1,388	97	173	129	1,787
Total at 31 December 2003	4,094	903	4,810	952	10,759

(1) Includes $990 million (2003: nil) of convertible debt issued by listed subsidiaries.

At 31 December 2004, loans of $422 million (2003: $212 million) and $702 million (2003: $546 million) due within and after more than one year respectively were secured on the assets of the Group.

Loans repayable after more than five years bear interest at rates which are either fixed or fluctuate in line with market rates. At 31 December 2004, the rates of interest charged on the majority of these loans ranged from 2.1% to 11.7%.

Loans repayable after more than five years included in the above table as at 31 December 2004 include amounts of $207 million payable by instalments (2003: $120 million). The aggregate amount of loans, any instalment of which falls due after more than five years, is $355 million (2003: $184 million).

22 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Treasury and risk management

A discussion of the objectives, policies and strategies of Group Treasury and Risk Management is given in the financial review on page 14.

Summary of the use of derivative instruments by the Group

The Group utilises derivative and equity instruments to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The use of derivative instruments can give rise to credit and market risk. The Group controls credit risk by entering into derivative contracts only with counterparties who are rated A1/P1, A or better by external rating agencies or who have received specific internal corporate credit approval. The use of derivative instruments is subject to limits and the positions are regularly monitored and reported to senior management. Market risk is the possibility that future changes in foreign currency exchange rates, interest rates and commodity prices may make a derivative instrument more or less valuable. Since the Group utilises derivative instruments for risk management, market risk relating to derivative instruments will principally be offset by changes in the valuation of the underlying assets, liabilities or transactions being hedged.

Foreign exchange risk

The Group uses forward exchange contracts, currency swaps and option contracts to limit the effects of movements in exchange rates on foreign currency denominated assets and liabilities. The Group also uses these instruments to hedge future transactions and cash flows. As at 31 December 2004 the net amount of unrecognised hedging gains on all foreign exchange risk-related instruments, which had been deferred to a period in respect of which an exposure has been hedged, was $8 million (2003: gain $79 million). Any ultimate gain or loss resulting from these contracts will be recognised when the instruments expire.

Interest rate risk

The Group uses interest rate swap and option contracts to manage its exposure to interest rate movements on a portion of its existing debt and short term investments. The effect of these derivatives is reflected, as appropriate, in interest expense or interest income. As at 31 December 2004 the net amount of unrecognised hedging gains on all interest rate risk related instruments, which had been deferred to a period in respect of which an exposure has been hedged, was $1 million (2003: losses $30 million).

22 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS CONTINUED

Commodity price risk

The Group uses forward, spot deferred and option contracts to hedge the price risk of certain commodities that it produces, including gold and copper, and in respect of heating oil purchases. Gains or losses resulting from these activities are recognised concurrently with gains and losses associated with underlying transactions. The majority of the deferred gains or losses are unrecognised and the ultimate amount of gains or losses to be realised will depend on commodity price movements until the end of the hedge contracts concerned.

The net forward position of AngloGold Ashanti was 10.5 million ounces priced forward at 31 December 2004, covering periods up to December 2014, with a marked to market value of negative $1,161 million at 31 December 2004. The value was based on a gold price of $435/oz, exchange rates of $/ZAR5.67 and $/AU$1.29 and the prevailing market interest rates and volatilities at the time. As at 25 January 2005, the marked to market value of the hedge book was a negative $993 million, based on a gold price of $426/oz, exchange rates of $/ZAR5.93 and $/AU$1.30 and the prevailing market interest rates and volatilities at the time.

Concentration of credit risk

The Group is exposed to credit risk in respect of current asset investments, debtors and derivative financial instruments. Given the geographical and business diversity of the Group's debtors, the concentration of credit risk is limited. In respect of current asset investments and derivative financial instruments, procedures and policies are in place to limit the amount of credit exposure to any one counterparty. The maximum credit risk exposure is limited to fair value (see note 22(b) below).

Numerical disclosures

The disclosures present information regarding the Group as a whole and therefore exclude any intra-group loan balances. The disclosure of financial assets and financial liabilities which follows (other than the currency disclosures in note 22(e)) excludes debtors and other current liabilities, as permitted under FRS 13 'Derivatives and other financial instruments: disclosures'.

22(a) INTEREST RATE AND CURRENCY PROFILE

The following interest rate and currency profile of the Group's financial liabilities and assets is after taking into account interest rate swaps entered into by the Group:

Financial liabilities

US$ million Currency	Total	Floating rate financial liabilities	Fixed rate financial liabilities	Non-interest bearing financial liabilities	Fixed rate financial liabilities: Weighted average interest rate %	Fixed rate financial liabilities: Weighted average period for which the rate is fixed in years	Non-interest bearing financial liabilities: Weighted average period until maturity in years
At 31 December 2004							
US$	**5,826**	**4,536**	**1,287**	**3**	**3.9**	**3.1**	**–**
SA rand	**3,878**	**3,110**	**644**	**124**	**11.7**	**4.1**	**5.4**
Sterling	**38**	**11**	**1**	**26**	**6.8**	**0.8**	**1.0**
Euro	**852**	**592**	**247**	**13**	**1.7**	**1.8**	**2.6**
Canadian $	**2**	**–**	**–**	**2**	**–**	**–**	**–**
Australian $	**13**	**1**	**–**	**12**	**–**	**–**	**–**
Other currencies	**173**	**141**	**20**	**12**	**7.0**	**2.9**	**9.0**
Gross financial liabilities	**10,782**	**8,391**	**2,199**	**192**	**6.0**	**3.2**	**4.4**
At 31 December 2003							
US$	5,724	4,363	1,349	12	4.0	4.1	1.1
SA rand	3,832	2,854	890	88	13.2	3.4	4.4
Sterling	62	56	1	5	5.9	0.9	2.1
Euro	825	643	163	19	3.5	2.2	0.5
Canadian $	20	–	5	15	1.4	5.0	5.0
Australian $	28	10	6	12	2.4	2.0	1.3
Other currencies	268	216	41	11	7.2	10.1	2.9
Gross financial liabilities	10,759	8,142	2,455	162	7.3	3.8	2.3

Interest on floating rate liabilities is based on the relevant national inter-bank rates.

22(a) INTEREST RATE AND CURRENCY PROFILE CONTINUED

Financial assets

US$ million Currency	Total	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets: Equity investments	Non-interest bearing financial assets: Non-interest bearing financial assets	Fixed rate financial assets: Weighted average interest rate %	Fixed rate financial assets: Weighted average period for which the rate is fixed in years
At 31 December 2004							
US$	1,709	1,502	61	76	70	4.5	0.8
SA rand	1,018	686	30	286	16	6.0	0.1
Sterling	197	73	–	16	108	–	–
Euro	264	123	15	120	6	2.1	0.3
Canadian $	24	6	–	–	18	–	–
Australian $	103	53	21	28	1	3.7	–
Other currencies	235	183	8	16	28	5.6	0.2
Gross financial assets	**3,550**	**2,626**	**135**	**542**	**247**	**4.5**	**0.4**
At 31 December 2003							
US$	1,108	954	88	34	32	2.6	0.5
SA rand	1,013	347	346	213	107	11.1	6.4
Sterling	234	164	3	22	45	1.4	1.4
Euro	249	115	2	125	7	2.4	0.1
Canadian $	15	5	–	–	10	–	–
Australian $	90	73	–	16	1	–	–
Other currencies	189	156	8	14	11	1.4	0.2
Gross financial assets	2,898	1,814	447	424	213	9.1	5.1

Floating rate financial assets consist mainly of cash and bank term deposits. Interest on floating rate assets is based on the relevant national inter-bank rates. Fixed rate financial assets consist mainly of cash. Equity investments are fully liquid and have no maturity period.

22(b) FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The estimated fair value of financial instruments at 31 December is shown in the following tables:

Primary financial instruments held or issued to finance the Group's operations

US$ million	2004 Estimated fair value	2004 Carrying value	2003 Estimated fair value	2003 Carrying value
Cash at bank and in hand	**2,086**	**2,086**	1,094	1,094
Current asset investments	**575**	**575**	1,032	1,032
Long term investments	**900**	**889**	886	772
Gross financial assets	**3,561**	**3,550**	3,012	2,898
Short term borrowings	**3,389**	**3,333**	4,165	4,094
Convertible debt	**2,061**	**2,081**	1,261	1,088
Long term borrowings	**5,572**	**5,223**	5,577	5,500
Other financial liabilities	**145**	**145**	77	77
Gross financial liabilities	**11,167**	**10,782**	11,080	10,759

NOTES TO FINANCIAL STATEMENTS
CONTINUED

22(b) FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES CONTINUED
Derivative instruments

	2004			2003		
US$ million	Estimated fair value asset	Estimated fair value liability	Carrying value	Estimated fair value asset	Estimated fair value liability	Carrying value
Foreign exchange risk	648	304	336	509	258	172
Interest rate risk	106	110	(5)	10	18	22
Commodity price risk:						
Gold	750	1,896	31	498	1,170	–
Other commodity derivatives	1	2	–	–	37	–
	1,505	2,312	362	1,017	1,483	194

The following methods were used to estimate the fair value of the financial assets and liabilities:
Long term investments – fair value represents the market value of quoted investments and directors' valuation of other investments;
Current asset investments – fair value is based on market prices for quoted short term investments. For non-quoted investments fair value is based on market prices of similar investments;
Convertible debt – fair value is based on the quoted market value of the convertible bonds;
Short and long term debt – fair value is determined by reference to quoted market prices for similar issues, where applicable, otherwise carrying value is used as an approximation to fair value; and
Derivative instruments – fair value is determined by reference to market prices where available, otherwise pricing or valuation models are applied to current market information to estimate their value.

22(c) UNDRAWN BORROWING FACILITIES
The Group had the following undrawn committed borrowing facilities at 31 December:

US$ million	2004	2003
Expiry date:		
In one year or less	2,019	2,574
In more than one year but not more than two years	2	176
In more than two years	2,900	2,271
	4,921	5,021

22(d) HEDGING
Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging at 31 December 2004 are as follows:

US$ million	Gains	Losses	Total net losses
Unrecognised gains and losses on hedges at 1 January 2004	605	(1,266)	(661)
Less: Gains and losses arising in previous years that were recognised in 2004	(523)	661	138
Add: Gains and losses arising in 2004 that were not recognised during the year	762	(1,407)	(645)
Currency movements	11	(12)	(1)
Unrecognised gains and losses on hedges at 31 December 2004	**855**	**(2,024)**	**(1,169)**
Of which:			
Gains and losses expected to be recognised during the year 2005	596	(696)	(100)
Gains and losses expected to be recognised after 2005	259	(1,328)	(1,069)

22(e) CURRENCY PROFILE

The main functional currencies of the Group include the US dollar, South African rand, sterling, euro, Canadian dollar and Australian dollar. The following analysis of net monetary assets and liabilities shows the Group's currency exposures after the effects of forward contracts and other derivatives used to manage currency exposure. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or functional) currency of the operating unit involved and represent the transactional (or non-structural) exposures that give rise to the net currency gains and losses recognised in the profit and loss account, other than certain non-functional currency borrowings which are treated as hedges of net investments in overseas operations.

Net foreign currency monetary assets/(liabilities)

US$ million	US$	SA rand	Sterling	Euro	Canadian $	Australian $	Other currencies	Total
At 31 December 2004								
Functional currency of Group operations:								
US$	N/A	(230)	(120)	(2)	1	–	(92)	(443)
SA rand	(283)	N/A	103	13	37	38	46	(46)
Sterling	1	–	N/A	44	–	–	52	97
Euro	27	–	64	N/A	–	8	(26)	73
Canadian $	–	–	–	–	N/A	–	–	–
Australian $	79	–	–	–	–	N/A	–	79
	(176)	(230)	47	55	38	46	(20)	(240)
At 31 December 2003								
Functional currency of Group operations:								
US$	N/A	(236)	72	(11)	–	(37)	19	(193)
SA rand	(113)	N/A	106	20	28	70	46	157
Sterling	8	–	N/A	14	–	–	21	43
Euro	(29)	–	44	N/A	–	–	(149)	(134)
Canadian $	4	–	–	–	N/A	–	–	4
Australian $	16	–	–	–	–	N/A	–	16
	(114)	(236)	222	23	28	33	(63)	(107)

23 PROVISIONS FOR LIABILITIES AND CHARGES

US$ million	Post-retirement medical funding	Pensions and similar obligations	Deferred taxation	Restoration, rehabilitation and environmental	Other	Total
At 1 January 2004	465	216	2,330	652	291	3,954
Acquired with subsidiaries[1]	–	14	11	69	20	114
Disposed with subsidiaries	(31)	(34)	(4)	(31)	2	(98)
Charged to profit and loss	54	105	198	55	72	484
Charged to reserves	–	–	12	–	–	12
Capitalised	–	–	–	75	–	75
Reclassifications	(4)	(2)	(15)	8	14	1
Unwinding of discount	–	–	–	61	1	62
Unused amounts reversed to profit and loss	–	(3)	–	(2)	(2)	(7)
Amounts applied	(36)	(88)	(2)	(29)	(35)	(190)
Currency movements	81	16	378	84	20	579
At 31 December 2004	**529**	**224**	**2,908**	**942**	**383**	**4,986**

The amounts of deferred taxation provided in the accounts are as follows:

US$ million	2004
Capital allowances in excess of depreciation	3,357
Other timing differences	(449)
	2,908

[1] Acquired with subsidiaries includes a debit of $17 million relating to the reassessment of the fair value of assets of Kumba (see note 28).

The potential impact of unprovided deferred tax assets on the future effective tax rate of the Group is discussed in note 10(c).

23 PROVISIONS FOR LIABILITIES AND CHARGES CONTINUED

The restoration, rehabilitation and environmental provision represents the best estimate of the expenditure required to settle the obligation to rehabilitate environmental disturbances caused by mining operations. These costs are expected to be incurred over a period in excess of 20 years.

Other provisions mainly consist of provisions for restructuring and reorganisation costs and for other obligations existing at 31 December 2004.

24 CALLED-UP SHARE CAPITAL

	2004		2003	
	Number of shares	US$ million	Number of shares	US$ million
Authorised:				
5% cumulative preference shares of £1 each	50,000	–	50,000	–
Ordinary shares of 50 US cents each	2,000,000,000	1,000	2,000,000,000	1,000
		1,000		1,000
Called up, allotted and fully paid:				
5% cumulative preference shares of £1 each	50,000	–	50,000	–
Ordinary shares of 50 US cents each	1,493,839,387	747	1,476,304,626	738
		747		738

At general meetings, every member who is present in person has one vote on a show of hands and, on a poll, every member who is present in person or by proxy has one vote for every ordinary share held.

In the event of winding up, the holders of the cumulative preference shares will be entitled to the repayment of a sum equal to the nominal capital paid up, or credited as paid up, on the cumulative preference shares held by them and any accrued dividend, whether such dividend has been earned or declared or not, calculated up to the date of the winding up.

During 2004, 15,110 ordinary shares of 50 US cents each were allotted in respect of certain non-executive directors by subscription of their after-tax directors' fees (2003: 15,080). A further 4,028,367 ordinary shares of 50 US cents were allotted on exercise of employee share option plans (2003: 7,113,375).

Former AAC Executive Share Incentive Scheme[1]

Options to acquire ordinary shares of 50 US cents were outstanding under the terms of this scheme as follows:

Year of grant	Date exercisable	Weighted average option price per share £	Options outstanding 1 Jan 2004	Options exercised in year	Options lapsed in year	Options outstanding 31 Dec 2004
1990–1997	1 January 1999 to 15 December 2007	4.72	503,500	84,300	–	419,200
1998	1 January 2000 to 4 December 2008	4.57	10,109,700	1,712,600	–	8,397,100
1999	4 January 2001 to 4 January 2009	3.82	390,900	151,400	–	239,500
			11,004,100	1,948,300	–	9,055,800

The above share option prices have been calculated using a weighted average option price based on the shares outstanding at 31 December 2004 and converted to sterling using an exchange rate of £1.00 = ZAR 10.85.

See footnote definitions on page 74.

24 CALLED-UP SHARE CAPITAL CONTINUED

Executive Share Option Scheme[1]

Options to acquire ordinary shares of 50 US cents were outstanding under the terms of this scheme as follows:

Year of grant	Date exercisable	Option price per share £	Options outstanding 1 Jan 2004	Options granted during the year	Options exercised in year	Options lapsed in year	Options outstanding 31 Dec 2004
1999	24 June 2002 to 23 June 2009	6.98	3,411,570	–	524,704	1,000	**2,885,866**
1999	19 October 2002 to 18 October 2009	8.00	277,004	–	75,032	–	**201,972**
2000	23 March 2003 to 22 March 2010	7.66	4,411,972	–	821,420	8,000	**3,582,552**
2000	26 June 2003 to 25 June 2010	7.66	89,816	–	20,000	–	**69,816**
2000	12 September 2003 to 11 September 2010	10.19	174,168	–	37,056	–	**137,112**
2001	2 April 2004 to 1 April 2011	10.03	7,212,817	–	341,861	36,992	**6,833,964**
2001	13 September 2004 to 12 September 2011	8.00	115,200	–	–	–	**115,200**
2002	18 March 2005 to 17 March 2012	11.50	7,380,883	–	152,945	75,720	**7,152,218**
2002	13 September 2005 to 12 September 2012	8.05	117,892	–	–	2	**117,890**
2003	5 March 2006 to 4 March 2013	9.28	12,676,004	–	12,500	157,119	**12,506,385**
2003	13 August 2006 to 12 August 2013	11.41	242,398	–	–	–	**242,398**
2003	1 October 2006 to 30 September 2013	10.81	70,000	–	–	–	**70,000**
2004	1 March 2007 to 28 February 2014	13.43	–	7,768,369	–	47,600	**7,720,769**
2004	10 August 2007 to 9 August 2014	11.52	–	216,031	–	4,000	**212,031**
2004	29 November 2009 to 28 November 2014	12.73	–	11,147	–	–	**11,147**
			36,179,724	7,995,547	1,985,518	330,433	**41,859,320**

SAYE Share Option Scheme[1]

Options to acquire ordinary shares of 50 US cents were outstanding under the terms of this scheme as follows:

Year of grant	Date exercisable	Option price per share £	Options outstanding 1 Jan 2004	Options granted during the year	Options exercised in year	Options lapsed in year	Options outstanding 31 Dec 2004
1999	1 September 2004 to 28 February 2005	6.38	153,408	–	146,987	841	**5,580**
1999	1 September 2006 to 28 February 2007	6.38	34,432	–	3,285	407	**30,740**
2000	1 July 2003 to 31 December 2003[2]	4.85	24,325	–	5,525	18,800	**–**
2000	1 July 2005 to 31 December 2005	4.85	1,336,760	–	28,776	28,684	**1,279,300**
2000	1 July 2007 to 31 December 2007	4.85	403,064	–	19,634	23,534	**359,896**
2001	1 July 2004 to 31 December 2004	8.45	267,732	–	248,543	5,426	**13,763**
2001	1 July 2006 to 31 December 2006	8.45	218,877	–	2,010	15,517	**201,350**
2001	1 July 2008 to 31 December 2008	8.45	63,775	–	1,710	6,197	**55,868**
2002	1 September 2005 to 28 February 2006	9.23	228,343	–	3,038	22,399	**202,906**
2002	1 September 2007 to 28 February 2008	9.23	152,320	–	–	14,358	**137,962**
2002	1 September 2009 to 28 February 2010	9.23	51,407	–	65	5,970	**45,372**
2003	1 September 2006 to 28 February 2007	7.52	578,009	–	3,968	70,832	**503,209**
2003	1 September 2008 to 28 February 2009	7.52	241,853	–	639	22,666	**218,548**
2003	1 September 2010 to 28 February 2011	7.52	81,680	–	608	20,158	**60,914**
2004	1 September 2007 to 28 February 2008	10.81	–	237,004	48	15,412	**221,544**
2004	1 September 2009 to 28 February 2010	10.81	–	129,404	57	5,986	**123,361**
2004	1 September 2011 to 28 February 2012	10.81	–	30,393	–	651	**29,742**
			3,835,985	396,801	464,893	277,838	**3,490,055**

Long Term Incentive Plan[1][4]

Ordinary shares of 50 US cents may be awarded for no consideration under the terms of this scheme. The number of shares outstanding is as shown below:

Year of grant	Performance period end date	Shares outstanding 1 Jan 2004	Shares conditionally awarded during the year	Shares vesting in the year	Shares lapsed in the year	Shares outstanding at 31 Dec 2004
2001	31 December 2003	1,313,483	–	811,009	419,782	**82,692**
2002	31 December 2004	1,421,525	–	–	79,742	**1,341,783**
2003	31 December 2005	1,956,551	–	–	77,388	**1,879,163**
2004	31 December 2006	–	1,823,743	–	25,196	**1,798,547**
		4,691,559	1,823,743	811,009	602,108	**5,102,185**

See footnote definitions on following page.

24 CALLED-UP SHARE CAPITAL CONTINUED

Other share incentive schemes

During the year the Company operated a number of other share schemes under which ordinary shares of 50 US cents may be awarded for no consideration.

	Awards outstanding at 31 December 2004	Latest performance period end/ latest release date[3]
Deferred bonus matching[1]	210,994	1 January 2006
Share incentive plan[1]	413,992	7 December 2007
Bonus share plan:[1][5]	511,860	31 December 2006
Bonus shares	292,488	31 December 2006
Enhancement shares	219,372	31 December 2006

[1] The early exercise of share options is permitted upon the termination of employment, ill-health or death.
[2] Outstanding options related to those individuals whose maturity period has been extended due to missed payments in terms of the scheme rules.
[3] Latest performance period relates only to the Long Term Incentive Plan. For the Deferred Bonus Matching Plan and Share Incentive Plan, the dates given are the latest release dates.
[4] The long term incentive awards are contingent on pre-established performance criteria being met. Further information in respect of this scheme is shown in the remuneration report on page 31.
[5] The Bonus Share Plan (BSP) was approved by shareholders in 2004 as a replacement for the ESOS and the Deferred Bonus Plan. No BSP interests vested during 2004. Further information in respect of the BSP, including performance conditions, is shown in the remuneration report on page 30.

Employee benefit trust

The provision of shares to certain of the Company's share option and share incentive schemes is facilitated by an employee benefit trust. During 2004, 1,600,926 (2003: 253,363) shares were sold to employees on exercise of their options, and provisional allocations were made to options already awarded. The employee benefit trust has waived the right to receive dividends on these shares.

The market value of the 55.1 million shares held by the trust at 31 December 2004 was $1,296 million. At 31 December 2003 the market value of the 56.7 million shares held by the trust was $1,225 million.

The costs of operating the trust are borne by the Group but are not material.

25 COMBINED STATEMENT OF MOVEMENT IN SHAREHOLDERS' FUNDS AND MOVEMENT IN RESERVES

US$ million	Issued share capital	Share premium	Merger reserve	Other reserves	Profit and loss account[1]	Total
Balance at 1 January 2004 (as previously reported)	738	1,284	460	716	17,196	20,394
Prior year adjustment[2]	–	–	–	–	(622)	(622)
At 1 January 2004 (as restated)	738	1,284	460	716	16,574	19,772
Profit for the financial year	–	–	–	–	2,913	2,913
Dividends paid and proposed	–	–	–	–	(1,007)	(1,007)
Realisation of merger reserve	–	–	29	–	(29)	–
Shares issued	9	349	–	–	–	358
Unrealised profit on deemed disposal of AngloGold[3]	–	–	–	–	410	410
Other reserve movements[4]	–	–	–	–	52	52
Currency translation differences on foreign currency net investments[5]	–	–	–	–	2,512	2,512
Related tax charge	–	–	–	–	(12)	(12)
Balance at 31 December 2004	**747**	**1,633**	**489**	**716**	**21,413**	**24,998**

[1] Certain of the Group's subsidiaries operate in South Africa, where significant exchange control restrictions on distributions limit the Group's access to distributable profits and cash balances.
[2] The Group has adopted UITF abstract 38 'Accounting for ESOP trusts'. As required by this abstract, own shares held by employee trusts have been reclassified from other investments and are now recorded as a reduction in shareholders' funds. See note 1 to the financial statements.
[3] AngloGold merged with Ashanti Goldfields Company Limited on 26 April 2004. As a result of this transaction, the Group's shareholding decreased from 55.8% to 47.2% and the Group has therefore had to account for a deemed disposal in accordance with FRS 2 'Accounting for subsidiary undertakings'. The holding was subsequently increased to 51% through the purchase of additional shares.
[4] Includes credit in respect of employee share schemes.
[5] An explanation of the currency translation differences included in the profit and loss reserve above is included in the financial review on page 14.

26 CONSOLIDATED CASH FLOW STATEMENT ANALYSIS

a) Reconciliation of Group operating profit to net cash inflow from operating activities

US$ million	2004	2003
Group operating profit – subsidiaries	3,086	1,611
Exceptional (gains)/charges (all non-cash items)	(25)	286
Group operating profit before exceptionals	3,061	1,897
Depreciation and amortisation charges	2,123	1,463
Increase in stocks	(242)	(302)
Increase in debtors	(419)	(246)
Increase in creditors	69	348
Increase in provisions	91	38
Other items	90	(14)
Net cash inflow from operating activities	4,773	3,184

b) Financing

US$ million	2004	2003
(Decrease)/increase in short term borrowings	(1,664)	875
Increase in long term borrowings	305	531
Net movement in minorities' shares and loans	(2)	3
Exercise of share options	46	71
Issue of shares in subsidiaries	146	305
Financing	(1,169)	1,785

c) Reconciliation of net cash flow to movement in net debt

US$ million	2004	2003
Increase/(decrease) in cash in the year	902	(51)
Cash inflow/(outflow) from debt financing	1,359	(1,406)
Cash outflow from management of liquid resources	(456)	(182)
Change in net debt arising from cash flows	1,805	(1,639)
Loans and current asset investments acquired with subsidiaries	(597)	(746)
Loans and current asset investments disposed with subsidiaries	10	5
Other non-cash movements	(19)	–
Exchange movements	(687)	(675)
Movement in net debt	512	(3,055)
Net debt at start of year	(8,633)	(5,578)
Net debt at end of year	(8,121)	(8,633)

27 MOVEMENT IN NET DEBT

US$ million	2003	Cash flow	Acquisitions excluding cash	Disposals excluding cash	Other non-cash movements	Exchange movements	2004
Cash at bank and in hand	1,094	902	–	–	–	90	**2,086**
Debt due after one year	(6,665)	(305)	(348)	23	285	(439)	**(7,449)**
Debt due within one year	(4,094)	1,664	(249)	6	(304)	(356)	**(3,333)**
	(10,759)	1,359	(597)	29	(19)	(795)	**(10,782)**
Current asset investments	1,032	(456)	–	(19)	–	18	**575**
Total	(8,633)	1,805	(597)	10	(19)	(687)	**(8,121)**

28 ACQUISITION OF SUBSIDIARIES

The following were the principal acquisitions made during the year to 31 December 2004, accounted for under the acquisition method.

Name of company acquired	Percentage acquired	Date of acquisition
Frantschach AG	30%	April 2004
Ashanti Goldfields	100%	April 2004
Roman Bauernfeind Holding AG	100%	February 2004
AngloGold Ashanti Limited	5.2%	Piecemeal
Anglo American Platinum Corporation Limited	0.9%	Piecemeal

The fair values of the acquired assets and liabilities in the table below are provisional, and will be finalised in the 2005 financial statements when the final values arising from the fair value exercises are confirmed.

Analysis of fair value of identifiable net assets of subsidiaries acquired

							2004	2003
US$ million	Frantschach	Bauernfeind	Ashanti Goldfields	AngloGold Ashanti	Anglo Platinum	Other acquisitions	Total	Total
Net assets acquired:								
Intangible fixed assets[1]	–	1	129	–	–	–	130	–
Tangible fixed assets	–	406	2,052	325	59	125	2,967	2,834
Investments in joint ventures	–	–	–	–	–	–	–	2
Investments in associates	–	–	–	–	–	–	–	14
Other investments	–	31	36	–	–	–	67	31
Stocks	–	33	94	–	–	23	150	277
Debtors	–	255	58	–	–	28	341	246
Cash at bank and in hand	–	3	71	–	–	18	92	214
Short term borrowings	–	(100)	(158)	–	–	9	(249)	(209)
Other current liabilities	–	(276)	(283)	–	–	(32)	(591)	(239)
Long term borrowings	–	(219)	(73)	–	–	(5)	(297)	(537)
Provisions for liabilities and charges	–	(25)	(97)	–	–	(9)	(131)	(225)
Equity minority interests	248	(4)	(3)	140	15	6	402	(526)
Net tangible assets acquired	248	105	1,826	465	74	163	2,881	1,882
Goodwill arising on acquisition	142	12	–	–	–	176	330	50
Total cost of acquisition	390	117	1,826	465	74	339	3,211	1,932
Satisfied by:								
Net cash acquired	–	3	71	–	–	18	92	214
Shares issued by subsidiary	–	–	1,366	–	–	–	1,366	–
Shares issued by Group	191	118	–	–	–	–	309	–
Deferred consideration	–	(5)	–	–	–	92	87	6
Forgiveness of receivable due from other joint venture partner	–	–	–	–	–	–	–	36
Transfer from joint ventures to subsidiaries	–	–	233	–	–	–	233	(33)
Amounts paid in prior years	–	–	–	–	–	5	5	240
Net cash paid	199	1	156	465	74	224	1,119	1,469

[1] Includes goodwill of $100 million which arose on the previous acquisition of a 50% interest in Geita. As a result of the acquisition of Ashanti, Geita is now a wholly-owned subsidiary.

Frantschach AG (now part of Mondi Packaging)

On 5 April 2004, the Group announced the conclusion of an agreement to acquire the remaining 30% minority interest in Frantschach AG ('Frantschach') for a total consideration of €320 million, comprising approximately 8.2 million Anglo American plc shares, valued at €160 million and a cash consideration of €160 million. Frantschach became 100% owned by Anglo American as a result of this transaction.

The acquisition of Frantschach as a subsidiary has been accounted for in accordance with the Companies Act. A fair value table of Frantschach's assets and liabilities for this transaction is set out on the following page.

Profit after tax and minority interest of Frantschach for the period from 1 January 2004 to its acquisition on 5 April 2004 was €19.1 million. Frantschach's profit after tax and minority interest for the period since acquisition to 31 December 2004 was €86.8 million. Frantschach's profit after tax and minority interest for the year ended 31 December 2003 was €110.2 million.

28 ACQUISITION OF SUBSIDIARIES CONTINUED

The assets and liabilities as at 5 April 2004 and the total consideration paid are set out in the following table:

US$ million	Book amount	Provisional fair values
Net assets acquired:		
Equity minority interests	248	248
Net tangible assets acquired	248	248
Goodwill arising on acquisition		142
Total cost of acquisition		390
Satisfied by:		
Value of shares issued		191
Net cash paid		199

Ashanti Goldfields

On 26 April 2004, AngloGold merged with Ashanti Goldfields. This has been accounted for as an acquisition by AngloGold. As a result of this transaction the Group owned 47.2% of the newly merged company AngloGold Ashanti. This holding was subsequently increased to 51% through the purchase of shares.

Loss after tax of Ashanti Goldfields for the period from 1 January 2004 to its merger with AngloGold on 26 April 2004 was $10.3 million. Ashanti Goldfields' profit after tax as reported in its statutory accounts for the year ended 31 December 2003 was $50.4 million.

US$ million	Book value	Revaluations	Provisional fair values
Net assets acquired:			
Intangibles[1]	149	(20)	129
Tangible fixed assets	902	1,150	2,052
Other investments	36	–	36
Stocks	94	–	94
Debtors	56	2	58
Cash at bank and in hand	71	–	71
Short term borrowings	(158)	–	(158)
Other current liabilities	(342)	59	(283)
Long term borrowings	(73)	–	(73)
Provisions for liabilities and charges	(64)	(33)	(97)
Equity minority interests	(3)	–	(3)
Net tangible assets acquired	668	1,158	1,826
Goodwill arising on acquisition	–	–	–
Total cost of acquisition			1,826
Satisfied by:			
Net cash acquired			71
Shares issued by subsidiary			1,366
Transfer from joint venture to subsidiary (acquired prior to 2004)[1]			233
Net cash paid			156

[1] Includes goodwill of $100 million which arose on the previous acquisition of a 50% interest in Geita. As a result of the acquisition of Ashanti, Geita is now a wholly-owned subsidiary.

The provisional fair value adjustments in the above table represent the following:

- Revaluations of reserves and resources, land and buildings and plant and equipment to fair value
- Additional rehabilitation, deferred taxation and pension liability provision
- Write back of goodwill and intangibles
- Fair value of derivatives and hedge settlement contracts
- Settlement of pre-acquisition fund as part of merger with AngloGold.

28 ACQUISITION OF SUBSIDIARIES CONTINUED

Roman Bauernfeind Holding AG

On 12 February 2004, following the announcement made on 10 December 2003, the directors allotted 5,309,286 ordinary shares of 50 US cents each in consideration for the acquisition of the corrugated paper and packaging business of Roman Bauernfeind Holding AG ('Bauernfeind'). As a result of this transaction, Anglo American owned 100% of the Bauernfeind packaging business.

The loss after tax and minority interest of Bauernfeind for the period from 1 January 2004 to its acquisition on 12 February 2004 was €0.7 million. The loss after tax and minority interest for the period since acquisition to 31 December 2004 was €7.5 million. The loss after tax and minority interest for the year ended 31 December 2003 was €20.5 million.

US$ million	Book value	Revaluations	Accounting policy alignment	Provisional fair values
Net assets acquired:				
Intangibles	1	–	–	1
Tangible fixed assets	225	84	97	406
Other investments	31	–	–	31
Stocks	33	–	–	33
Debtors	255	–	–	255
Cash at bank and in hand	3	–	–	3
Short term borrowings	(100)	–	–	(100)
Other current liabilities	(276)	–	–	(276)
Long term borrowings	(121)	(1)	(97)	(219)
Provisions for liabilities and charges	(26)	1	–	(25)
Equity minority interests	(4)	–	–	(4)
Net tangible assets acquired	21	84	–	105
Goodwill arising on acquisition				12
Total cost of acquisition				117
Satisfied by:				
Net cash acquired				3
Value of shares issued				118
Deferred consideration				(5)
Net cash paid				1

The provisional fair value adjustments in the above table represent the following:
- Revaluations of land and buildings and plant and equipment to fair value
- Accounting policy adjustments for the reclassification of operating leases to finance leases.

AngloGold Ashanti and Anglo Platinum

AngloGold merged with Ashanti Goldfields Company Limited on 26 April 2004. As a result of this transaction, the Group's shareholding decreased from 55.8% to 47.2% and the Group has therefore had to account for a deemed disposal in accordance with FRS2 'Accounting for subsidiary undertakings'. The holding was subsequently increased to 51% through the purchase of additional shares. During the year the Group acquired a further 5.2% interest in AngloGold Ashanti, in piecemeal acquisitions and a further 0.9% interest in Anglo Platinum. The profit after tax of AngloGold Ashanti and Anglo Platinum for 2004 was $100 million (AngloGold 2003: $330 million) and $392 million (2003: $277 million) respectively, as reported in their statutory accounts.

The assets and liabilities acquired are set out in the following table:

	AngloGold Ashanti			Anglo Platinum		
US$ million	Book amount	Revaluations	Fair value	Book amount	Revaluations	Fair value
Tangible fixed assets	–	325	325	–	59	59
Equity minority interests	140	–	140	15	–	15
	140	325	465	15	59	74
Goodwill arising on acquisition			–			–
Total cost of acquisition			465			74
Satisfied by:						
Net cash paid			465			74

Revaluations in the above table represent the revaluation of reserves and resources to fair value.

28 ACQUISITION OF SUBSIDIARIES CONTINUED

Other acquisitions

The assets and liabilities acquired in other acquisitions during the year are set out in the following table:

US$ million	Book amount	Revaluations	Accounting policy alignments	Provisional fair values
Net assets acquired:				
Tangible fixed assets	81	43	1	125
Stocks	24	(1)	–	23
Debtors	28	–	–	28
Cash at bank and in hand	18	–	–	18
Short term borrowings	9	–	–	9
Other current liabilities	(32)	–	–	(32)
Long term borrowings	(4)	(1)	–	(5)
Provisions for liabilities and charges	(9)	–	–	(9)
Equity minority interests	6	–	–	6
Net tangible assets acquired	121	41	1	163
Goodwill arising on acquisition				176
Total cost of acquisition				339
Satisfied by:				
Net cash acquired				18
Deferred consideration				92
Amounts paid in prior year				5
Net cash paid				224

The provisional fair value adjustments in the above table represent the following:

- Revaluations, mainly reflecting the revaluation of mining properties and leases to fair value
- Accounting policy adjustments, reflecting adjustments for differences between local and UK GAAP.

Other acquisitions includes additional consideration and goodwill of $120 million relating to the acquisition of Minera Sur Andes (formerly Disputada) in 2002. This is the maximum amount payable as a result of copper prices reaching a certain average threshold since the date of acquisition. $34 million of this additional consideration has been paid to date.

Kumba

The Group completed its acquisition of Kumba on 5 December 2003. The fair values of the identifiable assets and liabilities have been reassessed during the current year to reflect additional information which has become available concerning conditions that existed on the date of acquisition. The resulting changes are set out in the following table:

US$ million	Fair value as previously reported	2004 fair value adjustments	Fair value as restated
Net assets acquired:			
Tangible fixed assets	1,959	40	1,999
Investments in joint ventures	2	–	2
Investments in associates	14	–	14
Other investments	27	(1)	26
Stocks	228	–	228
Debtors	193	1	194
Cash at bank and in hand	190	–	190
Short term borrowings	(127)	–	(127)
Other current liabilities	(155)	(6)	(161)
Long term borrowings	(487)	(51)	(538)
Provisions for liabilities and charges	(208)	17	(191)
Equity minority interests	(670)	–	(670)
	966	–	966
Goodwill arising on acquisition	–	–	–
Total cost of acquisition	966	–	966

The principal fair value adjustments in the above table represent the following resulting from additional information becoming available:

- Revaluation of reserves and resources
- Revised fair value for decommissioning assets
- Revised employee benefit accrual
- Revised fair values of fixed rate borrowings
- Deferred tax effect of the above.

29 DISPOSAL OF SUBSIDIARIES AND BUSINESSES

US$ million	Hudson Bay	Other disposals	2004 Total	2003 Total
Net assets disposed:				
Tangible fixed assets	313	78	391	34
Other investments	1	–	1	–
Stocks	49	10	59	10
Debtors	72	38	110	20
Current asset investment	19	–	19	–
Cash	20	–	20	–
Short term borrowings	(4)	(2)	(6)	(3)
Other current liabilities	(55)	(19)	(74)	(26)
Long term liabilities	–	–	–	(2)
Long term borrowings	(23)	–	(23)	–
Provisions for liabilities and charges	(93)	(5)	(98)	(25)
(Loss)/profit on disposal	(42)	30	(12)	9
Disposal proceeds	257	130	387	17
Total proceeds	257	130	387	17
Net cash disposed	(20)	–	(20)	–
Interest in joint venture with net liabilities	–	46	46	–
Deferred consideration or allotted shares	(11)	–	(11)	(14)
Net cash inflow from disposal of subsidiaries during the year	226	176	402	3

AngloGold merged with Ashanti Goldfields Company Limited on 26 April 2004. As a result of this transaction, the Group's shareholding decreased from 55.8% to 47.2% and the Group has therefore had to account for a deemed disposal in accordance with FRS2 'Accounting for subsidiary undertakings'. The holding was subsequently increased to 51% through the purchase of additional shares.

As a result of the deemed disposal on the merger of AngloGold with Ashanti Goldfields Company Limited an unrealised profit of $410 million has been recorded in the Statement of Total Recognised Gains and Losses.

Subsidiaries disposed of in the year principally include Hudson Bay, which was sold in December 2004.

The cash flows of the disposed subsidiaries did not have a material effect on the cash flow statement.

30 CAPITAL COMMITMENTS

US$ million	2004	2003
Contracted but not provided	825	873

31 CONTINGENT LIABILITIES

Contingent liabilities comprise aggregate amounts of $272 million (2003: $290 million) in respect of loans and performance guarantees given to banks and other third parties.

AngloGold North America has $30 million of reclamation bonds with various federal and governmental agencies, to cover potential environmental obligations. These obligations are guaranteed by AngloGold Ashanti Limited.

There are a number of legal or potential claims against the Group, the outcome of which cannot at present be foreseen. Provision is made for all liabilities that are expected to materialise.

In addition to the amounts relating to Group companies above, under Chilean law payment of customs duties associated with capital assets can be deferred for up to seven years. As at 31 December 2004, Collahuasi has potential deferred customs duties of $3 million (2003: $11 million).

32 OPERATING LEASES

At 31 December 2004, the Group was committed to making the following payments during the next year in respect of operating leases:

US$ million	2004 Land and buildings	2004 Other	2003 Land and buildings	2003 Other
Expiry date:				
Within one year	34	28	20	19
Two to five years	75	53	72	38
After five years	85	9	37	17
	194	90	129	74

33 RETIREMENT BENEFITS

The Group operates defined contribution and defined benefit pension plans for the majority of its employees. It also operates post-retirement medical arrangements in southern Africa and North America. The policy for accounting for pensions and post-retirement benefits is included in note 1.

The assets of the defined contribution plans are held separately in independently administered funds. The charge in respect of these plans is calculated on the basis of contributions payable by the Group in the financial year.

The post-retirement medical arrangements provide health benefits to retired employees and certain dependants. Eligibility for cover is dependent upon certain criteria. The majority of these plans are unfunded.

The majority of the defined benefit pension plans are funded. The assets of these plans are held separately from those of the Group in independently administered funds, in accordance with statutory requirements or local practice throughout the world. The unfunded pension plans are principally in Europe and South America.

The retirement benefit charge for the year is as follows:

US$ million	2004	2003
Defined contribution pension plans	167	131
Defined benefit pension plans	106	108
Post-retirement medical plans	55	54

Defined contribution plans

The defined contribution pension cost represents the actual contributions payable by the Group to the various plans. At 31 December 2004, there were no material outstanding/prepaid contributions and so no prepayment or accrual has been disclosed in the balance sheet in relation to these plans.

Defined benefit plans

The above defined benefit pension plan cost consists of a regular cost of $73 million (2003: $63 million) and a variation cost of $33 million (2003: $45 million). The Group adopts a straight-line method of amortising unrecognised amounts over the future working lifetimes of active employees.

Post-retirement medical plans

The accumulated benefit obligation and the annual cost of accrual of benefits are assessed by independent qualified actuaries using the projected unit method. The accumulated benefit obligation calculated as at 31 December 2004 was $632 million (2003: $527 million). The provision recorded on the balance sheet as at 31 December 2004 amounted to $529 million (2003: $465 million).

33 RETIREMENT BENEFITS CONTINUED

Defined benefit pension plans

Qualified actuaries carry out full valuations every three years using the projected unit method. The actuaries have updated the valuations to 31 December 2004. The actuary to the majority of the South African pension plans is an employee of the Group and is supported by external advisors. The actuaries to the other plans are independent of the Group.

At 31 December 2004 the estimated market value of the assets of the funded pension plans was $3,479 million (2003: $2,831 million). The market value of assets was used to determine the funding level of the plans. The market value of the assets of the funded plans was sufficient to cover 91% (2003: 90%) of the benefits that had accrued to members after allowing for expected increases in future earnings and pensions. In particular, the funding levels of the UK funded pension plans have fallen in the past year as a result of an increase in the inflation assumption, although this has been offset by increasing asset values. Companies within the Group are paying contributions as required in accordance with local actuarial advice.

As the majority of the defined benefit pension plans are closed to new members, it is expected that contributions will increase as the members age. The benefit obligations in respect of the unfunded plans at 31 December 2004 were $182 million (2003: $154 million).

To the extent that there is a difference between pension costs and contributions paid, a prepayment or provision arises.
The accumulated difference provided in the balance sheet at 31 December 2004 gives rise to a prepayment of $178 million (2003: $170 million) and a provision of $224 million (2003: $216 million).

Actuarial assumptions

The principal assumptions used to determine the actuarial present value of benefit obligations and pension costs under SSAP 24 are detailed below (shown as weighted averages):

	2004			2003			2002		
	Southern Africa %	The Americas %	Europe %	Southern Africa %	The Americas %	Europe %	Southern Africa %	The Americas %	Europe %
Average discount rate for plan liabilities	**8.0**	**7.6**	**5.3**	9.9	7.3	5.5	11.5	7.2	5.6
Average rate of inflation	**3.9**	**3.3**	**2.7**	5.7	2.9	2.6	7.4	3.0	2.3
Average rate of increase in salaries	**4.9**	**4.8**	**3.5**	6.8	4.7	3.4	8.5	4.8	3.1
Average rate of increase of pensions in payment	**3.9**	**5.0**	**2.8**	5.7	5.0	2.8	7.3	3.8	2.6
Average long term rate of return on plan assets	**9.4**	**9.6**	**6.7**	11.0	8.7	7.0	11.9	8.2	6.9
Expected average increase in healthcare costs	**5.3**	**9.3**	**N/A**	6.6	7.7	N/A	9.8	6.1	N/A

FRS 17 background

In November 2000 the Accounting Standards Board issued FRS 17 'Retirement Benefits' replacing SSAP 24 'Accounting for Pension Costs'. The full implementation of FRS 17 has been deferred, though certain disclosures are required in the transition period for periods ending on or after 22 June 2001. These further disclosures are included below.

Under SSAP 24, the projected unit method was one of the acceptable valuation methods. Under FRS 17, it is the only acceptable method of valuation. The pension plans have been valued historically using the projected unit method and so there is no change to the method of valuation of the defined benefit plans.

33 RETIREMENT BENEFITS CONTINUED

FRS 17 balance sheet disclosure

Under FRS 17, the assumption for the average discount rate for plan liabilities is based on AA corporate bonds of a suitable duration and currency. The discount rate and other actuarial assumptions are generally the same as for SSAP 24 and are given above. As stated above, the principal funded schemes all relate to defined benefit pension plans. The market value of the assets in these plans and the long term expected rate of return as at 31 December 2004, 31 December 2003 and 31 December 2002 are detailed below.

	Southern Africa		The Americas		Europe		Total
At 31 December 2004	Rate of return %	Fair value US$ million	Rate of return %	Fair value US$ million	Rate of return %	Fair value US$ million	Fair value US$ million
Equity	11.3	990	9.3	58	7.9	778	1,826
Bonds	7.4	327	9.8	111	5.0	459	897
Other	7.5	656	9.2	4	5.5	96	756
		1,973		173		1,333	3,479
Present value of pension plan liabilities		(1,994)		(276)		(1,724)	(3,994)
Deficit in the pension plans		(21)		(103)		(391)	(515)
Deferred tax		6		31		117	154
Net pension liability		(15)		(72)		(274)	(361)

	Southern Africa		The Americas		Europe		Total
At 31 December 2003	Rate of return %	Fair value US$ million	Rate of return %	Fair value US$ million	Rate of return %	Fair value US$ million	Fair value US$ million
Equity	12.4	918	8.5	105	7.9	773	1,796
Bonds	8.8	230	9.0	119	5.0	334	683
Other	8.7	312	6.4	10	5.1	30	352
		1,460		234		1,137	2,831
Present value of pension plan liabilities		(1,484)		(366)		(1,462)	(3,312)
Deficit in the pension plans		(24)		(132)		(325)	(481)
Deferred tax		7		40		97	144
Net pension liability		(17)		(92)		(228)	(337)

	Southern Africa		The Americas		Europe		Total
At 31 December 2002	Rate of return %	Fair value US$ million	Rate of return %	Fair value US$ million	Rate of return %	Fair value US$ million	Fair value US$ million
Equity	12.9	729	8.9	69	7.8	572	1,370
Bonds	9.7	214	8.1	77	5.3	292	583
Other	9.6	119	3.3	9	6.0	28	156
		1,062		155		892	2,109
Present value of pension plan liabilities		(1,068)		(261)		(1,162)	(2,491)
Deficit in the pension plans		(6)		(106)		(270)	(382)
Deferred tax		2		32		81	115
Net pension liability		(4)		(74)		(189)	(267)

The increase in southern African pension plan assets and liabilities during 2003 and 2004 is principally a result of the strengthening of the South African rand against the US dollar and lower discount rate assumptions.

33 RETIREMENT BENEFITS CONTINUED
The Group is continuing to review the impact of legislation passed in 2001 in South Africa on the useable surpluses in its South African plans. The actuaries to the Group plans have not yet finalised their calculations in respect of the apportionment of the surplus from the plans. The liabilities shown above in respect of South Africa have been increased where applicable based on the actuaries' current estimates of complying with this new legislation at the relevant date.

The net pension liability comprises $19 million in respect of plans in surplus (2003: $17 million) and $380 million in respect of plans in deficit (2003: $354 million).

The net post-retirement medical plan liability arises as follows:

			2004			2003			2002
US$ million	Southern Africa	The Americas	Total	Southern Africa	The Americas	Total	Southern Africa	The Americas	Total
Present value of post-retirement medical plan liabilities	**(621)**	**(11)**	**(632)**	(486)	(41)	(527)	(359)	(33)	(392)
Deferred tax	**186**	**3**	**189**	146	12	158	108	10	118
Net post-retirement medical plan liability	**(435)**	**(8)**	**(443)**	(340)	(29)	(369)	(251)	(23)	(274)

The Group's provision of anti-retroviral therapy to HIV positive staff has not significantly impacted the post-retirement medical plan liability.

FRS 17 Profit and Loss account disclosure
Had the company adopted FRS 17 early, amounts included in the consolidated profit and loss account in respect of defined benefit pension and post-retirement medical plans would have been as follows:

			2004			2003
US$ million	Pension plans	Post-retirement medical plans	Total plans	Pension plans	Post-retirement medical plans	Total plans
Analysis of the amount charged to operating profit						
Current service cost	**73**	**7**	**80**	63	7	70
Past service costs	**8**	**–**	**8**	10	16	26
Other amounts charged to profit and loss (curtailments and settlements)	**(1)**	**(2)**	**(3)**	(2)	(12)	(14)
Total operating charge	**80**	**5**	**85**	71	11	82
Analysis of the amount charged to other finance income						
Expected return on plan assets	**(257)**	**–**	**(257)**	(217)	–	(217)
Interest cost on plan liabilities	**248**	**50**	**298**	224	48	272
Net charge to other finance(income)/costs	**(9)**	**50**	**41**	7	48	55
Total charge to profit and loss account	**71**	**55**	**126**	78	59	137

FRS 17 Statement of Total Recognised Gains and Losses (STRGL) disclosure
Amounts included in the consolidated STRGL in respect of defined benefit pension plans and post-retirement medical plans would have been stated as follows:

			2004			2003			2002
US$ million	Pension plans	Post-retirement medical plans	Total plans	Pension plans	Post-retirement medical plans	Total plans	Pension plans	Post-retirement medical plans	Total plans
Difference between actual and expected return on plan assets – gain/(losses)	**163**	**–**	**163**	108	–	108	(370)	–	(370)
Experience (losses)/gains arising on plan liabilities	**(20)**	**(7)**	**(27)**	–	(9)	(9)	168	29	197
Effects of changes in assumptions underlying the plan liabilities – (loss)/gain	**(178)**	**(15)**	**(193)**	(145)	(3)	(148)	(37)	4	(33)
Total actuarial (losses)/gains recognised in the STRGL	**(35)**	**(22)**	**(57)**	(37)	(12)	(49)	(239)	33	(206)

The gain of $163 million (2003: $108 million; 2002: loss of $370 million) between actual and expected return on plan assets is 5% (2003: 4%; 2002: 18%) of the plan assets at 31 December 2004. The experience loss of $27 million (2003: $9 million; 2002: gain of $197 million) arising on the plan liabilities represents less than 1% (2003: less than 1%; 2002: 7%) of the present value of the plan liabilities at 31 December 2004. The total actuarial loss of $57 million (2003: $49 million; 2002: $206 million) represents 1% (2003: 1%; 2002: 7%) of the present value of the plan liabilities at 31 December 2004.

33 RETIREMENT BENEFITS CONTINUED

FRS 17 liability disclosure

The movement during 2004 and 2003 in the FRS 17 pension and post-retirement medical liability (before allowance for deferred tax) shown above can be analysed as follows:

			2004			2003
US$ million	Pension plans	Post-retirement medical plans	Total plans	Pension plans	Post-retirement medical plans	Total plans
As at 1 January	(481)	(527)	(1,008)	(382)	(392)	(774)
Current service cost	(73)	(7)	(80)	(63)	(7)	(70)
Contributions	89	45	134	76	47	123
Acquisitions and disposals of subsidiaries	20	29	49	(6)	–	(6)
Past service costs and effects of settlements and curtailments	(7)	2	(5)	(8)	(4)	(12)
Net finance costs	9	(50)	(41)	(7)	(48)	(55)
Actuarial losses	(35)	(22)	(57)	(37)	(12)	(49)
Currency movements	(37)	(102)	(139)	(54)	(111)	(165)
As at 31 December	(515)	(632)	(1,147)	(481)	(527)	(1,008)

Had the company adopted FRS 17 early, the consolidated profit and loss reserve would have been restated as follows:

US$ million	2004	2003 (as restated)
Profit and loss reserve at 31 December in the financial statements	21,413	16,574
Less: FRS 17 Retirement benefit reserve	(804)	(706)
Add: SSAP 24 balances:	402	357
Prepayment (see note 18)	(178)	(170)
Pension provision (see note 23)	224	216
Post-retirement medical provision (see note 23)	529	465
Less: attributable deferred tax	(173)	(154)
Profit and loss reserve as adjusted	21,011	16,225

The above table does not include a restatement of the charges for pension and post-retirement medical plans in the current year profit and loss account that would arise from the adoption of FRS 17.

Potential volatility of FRS 17

The method for calculating the net pension asset under FRS 17 would lead to volatility in the amount to be included in the balance sheet. Pension plan liabilities are measured by reference to long term AA bond yields that can move substantially and rapidly according to market conditions. The plans' assets, which principally comprise equities, are also subject to large market swings.

34 RELATED PARTY TRANSACTIONS

With effect from 1 June 2001, the cross-holding between Anglo American and De Beers was eliminated and Anglo American now accounts for its 45% interest in DB Investments (DBI), the new holding company of De Beers Société Anonyme. As a result of De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), Anglo American accounted for an additional 3.65% of DBI's post-tax equity earnings. As part of an agreement to extend a number of mining licences, this partial interest has been ceded by De Beers to the Government of the Republic of Botswana. Following this restructuring, Anglo American will account only for its direct 45% interest in DBI. Furthermore, Anglo American accounts for the dividends attributable to 10% non-cumulative preference shares with a redemption value of $526 million in DBI as part of operating profit, on the basis that the preference shares are part of Anglo American's investment in the diamond business.

The Company and its subsidiaries, in the ordinary course of business, enter into various sales, purchase and service transactions with joint ventures and associates and others in which the Group has a material interest. These transactions are under terms that are no less favourable than those arranged with third parties. These transactions, in total, are not considered to be significant.

Amounts owing to the Group by joint ventures are disclosed in note 18. Dividends received from joint ventures and associates during the year totalled $408 million (2003: $426 million), as disclosed in the consolidated cash flow statement on page 49.

35 RECONCILIATION OF NET OPERATING ASSETS TO NET ASSETS

US$ million	2004	2003
Net operating assets (see note 2)	37,601	29,709
Fixed asset investments[1]	6,731	7,206
Current asset investments	575	1,032
Cash at bank and in hand	2,086	1,094
Other non-operating assets and liabilities	(4,206)	(4,700)
Long term liabilities	(7,449)	(6,665)
Provisions for liabilities and charges	(4,986)	(3,954)
Equity minority interests	(4,445)	(3,396)
Non-equity minority interests	(175)	–
Proposed dividend	(734)	(554)
Net assets	**24,998**	19,772

[1] As restated for the adoption of Urgent Issues Task Force (UITF) abstract 38 'Accounting for ESOP trusts'. See note 1 to the financial statements.

36 FINANCIAL STATEMENTS OF THE PARENT COMPANY

Profit and loss of parent

As permitted by section 230 of the Companies Act, the profit and loss account of the parent company is not presented as part of these financial statements. The profit after tax for the year for the parent company amounted to $976 million (2003: loss of $254 million).

Balance sheet

The parent company's balance sheet is shown on page 51.

Statement of movement in shareholders' funds and movement of reserves

US$ million	Issued share capital	Share premium account	Capital redemption reserve	Other reserve	Profit and loss account	Total
Balance at 1 January 2004 (as previously reported)	738	1,284	82	–	750	2,854
Prior year adjustment	–	–	–	–	(622)	(622)
At 1 January 2004 (as restated)	738	1,284	82	–	128	2,232
Profit for the financial year	–	–	–	1,955[1]	976	2,931
Employee share scheme credit	–	–	–	–	31	31
Shares issued	9	349	–	–	–	358
Dividends paid and proposed	–	–	–	–	(594)	(594)
At 31 December 2004	**747**	**1,633**	**82**	**1,955**	**541**	**4,958**

[1] On 1 October 2004, AA plc transferred AA Holdings to AA Services. The gain on this disposal of $1,955 million has been taken as an unrealised gain to reserves, as it does not constitute a realised profit or loss.

Dividends paid and proposed relate only to shareholders on the United Kingdom principal register excluding dividends waived by Greenwood Nominees Limited as nominees for Butterfield Trust (Guernsey) Limited, the trustee for the Anglo American employee share scheme. Dividends paid to shareholders on the Johannesburg branch register are distributed by a South African subsidiary in accordance with the terms of the Dividend Access Share Provisions of Anglo American plc's articles of association.

36 FINANCIAL STATEMENTS OF THE PARENT COMPANY CONTINUED

Fixed asset investments

US$ million	Investment in subsidiaries' equity	Own shares	Total
Cost			
At 1 January 2004 (as previously reported)	9,513	693	10,206
Prior year adjustment	–	(693)	(693)
At 1 January 2004 (as restated)	9,513	–	9,513
Acquisitions	8,510	–	8,510
Disposals	(5,564)	–	(5,564)
At 31 December 2004	**12,459**	–	**12,459**
Provisions for impairment			
At 1 January 2004 (as previously reported)	(8)	(71)	(79)
Prior year adjustment[1]	–	71	71
At 1 January 2004 (as restated)	(8)	–	(8)
Charge for the year	–	–	–
At 31 December 2004	**(8)**	–	**(8)**
Net book value			
At 31 December 2004	**12,451**	–	**12,451**
At 31 December 2003 (as restated)	9,505	–	9,505

[1] The Group and the Company have adopted Urgent Issues Task Force (UITF)38, 'Accounting for ESOP Trusts'. As required by this abstract, own shares held by employee trusts have been reclassified from fixed asset investments and are now recorded as a reduction in Shareholders' Funds. See note 1.

The audit fee in respect of the parent company was $26,000 (2003: $20,000).

37 GROUP COMPANIES

The principal subsidiaries, joint ventures, associates and proportionally consolidated joint arrangements of the Group at 31 December 2004, and the Group percentage of equity capital, joint arrangements and joint venture interests are set out below. All these interests are held indirectly by the parent company and are consolidated within these financial statements. The Group has restricted the information to its principal subsidiaries as full compliance with section 231(b) of the Companies Act would result in a statement of excessive length.

Subsidiary undertakings	Country of incorporation	Business	Percentage of equity owned[1]
Platinum			
Anglo American Platinum Corporation Limited	South Africa	Platinum	74.8
Gold			
AngloGold Ashanti Limited (formerly AngloGold Limited)	South Africa	Gold	51
Coal			
Anglo Coal[2]	South Africa	Coal	100
Anglo Coal (Callide) Pty Limited	Australia	Coal	100
Base Metals			
Black Mountain Mineral Development[2]	South Africa	Copper, zinc and lead	100
Namakwa Sands[2]	South Africa	Mineral sands	100
Gamsberg Zinc Corporation[2]	South Africa	Zinc project	100
Bamisa – Barro Alto Mineração Limitada	Brazil	Nickel project	100
Ambase Exploration (Namibia) Proprietary Limited (Skorpion)	Namibia	Zinc	100
Anglo American of South America Limitada (Catalão)	Brazil	Niobium	100
Minera Sur Andes Limitada	Chile	Copper	100
Empresa Minera de Mantos Blancos SA	Chile	Copper	99.9
Codemin SA	Brazil	Nickel	100
Minera Loma de Níquel, CA	Venezuela	Nickel	91.4
Minera Quellaveco SA	Peru	Copper project	80
Lisheen	Ireland	Zinc and lead	100
Industrial Minerals			
Tarmac Group Limited	UK	Construction materials	100
Tarmac France SA	France	Construction materials	100
Bilfinger Berger Baustoffe GmbH	Germany	Construction materials	100
Lausitzer Grauwacke GmbH	Germany	Construction materials	100
Tarmac Iberia SA	Spain	Construction materials	100
WKSM SA	Poland	Construction materials	100
Tarmac Severokamen A.S.	Czech Republic	Construction materials	100
Copebrás Limitada	Brazil	Fertilisers and sodium tripolyphosphate	73
Midland Quarry Products Limited	UK	Construction materials	50
Ferrous Metals and Industries			
Scaw Metals[2]/Moly-Cop	South Africa/Chile	Steel and engineering works	100
Highveld Steel and Vanadium Corporation Limited	South Africa	Steel, vanadium and ferroalloys	79.5
Kumba Resources Limited	South Africa	Iron ore, coal and heavy minerals	66.6
Boart Longyear[2]/Boart Longyear Limited	South Africa	Tools, equipment and contracting services	100
The Tongaat-Hulett Group Limited	South Africa	Sugar, starch and aluminum	52.5
Paper and Packaging			
Mondi Business Paper Holdings AG (formerly Neusiedler)	Austria	Business paper	100
Mondi South Africa Limited	South Africa	Business paper	100
Mondi Packaging AG[3] (formerly Frantschach)	Austria	Packaging	100
Mondi Packaging Europe SA	Luxembourg	Packaging	100
Mondi Packaging Holdings AG (holds Roman Bauernfeind gp)	Austria	Packaging	100
Frantschach Swiecie SA (now Mondi Packaging Paper Swiecie SA)	Poland	Packaging	72
Mondi Packaging South Africa[4]	South Africa	Packaging South Africa	100
Europapier AG	Austria	Paper merchanting	100

[1] The proportion of voting rights of subsidiaries held by the Group is the same as the proportion of equity owned.
[2] A division of Anglo Operations Limited, a wholly-owned subsidiary.
[3] The acquisition of the minority stake was completed on 5 April 2004.
[4] The disposal of 42% to Shanduka Resources will be effective 1 January 2005.

37 GROUP COMPANIES CONTINUED

	Country of incorporation	Business	Percentage of equity owned[6]
Joint ventures			
Aylesford Newsprint Holdings Limited	UK	Newsprint	50
Compañia Minera Doña Inés de Collahuasi SCM	Chile	Copper	44
Mondi Shanduka Newsprint	South Africa	Newsprint	58
United Marine Holdings Ltd	UK	Construction materials	50
Associates			
DB Investments SA	Luxembourg	Diamonds	45
Queensland Coal Mine Management (Pty) Ltd	Australia	Coal	33.3
Cerrejón Zona Norte SA	Colombia	Coal	33.3
Carbones del Cerrejón LLC	Anguilla	Coal	33.3
Carbones del Guasare SA	Venezuela	Coal	24.9
Samancor Limited	South Africa	Chrome and manganese	40
Groote Eylandt Mining Company (Pty) Ltd (Gemco)	Australia	Manganese	40
Tasmanian Electro Metallurgical Company (Pty) Ltd (Temco)	Australia	Manganese	40
Palabora Mining Company Limited	South Africa	Copper	28.7

	Location	Business	Percentage owned
Proportionally consolidated joint arrangements[5]			
Drayton	Australia	Coal	88
Moranbah North	Australia	Coal	88
Dartbrook	Australia	Coal	78
German Creek	Australia	Coal	70
Moura	Australia	Coal	51

(5) The wholly-owned subsidiary Anglo Coal Holdings Australia Limited holds the proportionally consolidated joint arrangements.
(6) All equity interests shown are ordinary shares.

38 EVENTS OCCURRING AFTER END OF YEAR

On 1 January 2005, Mondi completed the sale of a 42% equity stake in a new entity which will own Mondi's South African packaging businesses. The new entity, Mondi Packaging South Africa, now includes Mondi's board and paper mills at Springs, Felixton and Piet Retief, its corrugated converting business (Mondipak) and its waste paper collection and processing operations (Mondi Recycling) and has an enterprise value of $370 million. Mondi has set aside a further 3% interest for broad-based participation by Mondi South Africa employees and relevant communities.

In January 2005, Highveld Steel and Samancor sold half of their shareholdings in Acerinox. Anglo American's attributable share of the proceeds was $69 million.

On 17 February 2005, BHP Billiton and Anglo American announced that they had reached agreement for the sale of Samancor Chrome to the Kermas Group for an enterprise value of $469 million. The sale will be effective 1 April 2005, subject to obtaining regulatory approvals.

ORE RESERVES AND MINERAL RESOURCES

INTRODUCTION

The Ore Reserves and Mineral Resources estimates presented in this report are prepared in accordance with the Anglo American plc (AA plc) Policy for the Reporting of Ore Reserves and Mineral Resources. This policy requires that the *Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves* 2004 edition (the JORC Code) be used as a minimum standard. Some AA plc subsidiary companies have a primary listing in South Africa where public reporting is carried out according to the '*South African Code for Reporting of Mineral Resources and Mineral Reserves*' (the SAMREC Code). The SAMREC Code is similar to the JORC Code and the Ore Reserve and Mineral Resource terminology appearing in this section follows the definitions in both the JORC (2004) and SAMREC Codes.

The information on Ore Reserves and Mineral Resources was prepared by or under the supervision of Competent Persons as defined in the JORC or SAMREC Codes. All Competent Persons have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which he/she is undertaking. All the Competent Persons consent to the inclusion in this report of the matters based on their information in the form and context in which it appears. The names of the Competent Persons are lodged with the AA plc company secretaries in London and are available on request.

Anglo American Group Companies are subject to a comprehensive programme of audits aimed at providing assurance in respect of Ore Reserve and Mineral Resource estimates. The audits are conducted by people who qualify as Competent Persons from within a particular division, from another division of the Company or from independent consultants. The frequency and depth of the audits is a function of the risks/uncertainties associated with the estimates of a particular Ore Reserve and Mineral Resource, the overall value thereof and the time that has lapsed since an independent third party audit has been conducted. Those operations/projects subject to recent independent, third party audits are indicated in footnotes to the tables.

The JORC and SAMREC Codes require the use of reasonable economic assumptions. These include long-range commodity price and exchange rate forecasts, which are prepared by in-house specialists largely using estimates of future supply and demand and long-term economic outlooks. Ore Reserves are dynamic and are influenced by changing economic conditions, technical issues, environmental regulations and additional information and therefore estimates can vary from year to year. Mineral Resource estimates tend to be influenced mostly by additional information and transfers to Ore Reserves.

The estimates of Ore Reserves and Mineral Resources are as at 31 December 2004. Unless otherwise stated, Mineral Resources are additional to Ore Reserves. The figures in the tables have been rounded and, if used to derive totals and averages, could cause minor computational differences.

PLATINUM

(stated as at 31 December 2004). The Group's Ore Reserve and Mineral Resource estimates were compiled in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (The JORC Code, 2004) as a minimum standard. Where relevant, the estimates were also prepared in compliance with regional codes and requirements (e.g. The South African Code for Reporting of Mineral Resources and Mineral Reserves, The SAMREC Code, 2000). The Mineral Resources are additional to the Ore Reserves.

The figures reported represent 100% of the Mineral Resources and Ore Reserves unless otherwise noted. AA plc's interest in Anglo Platinum is 74.84%.

Anglo Platinum Ore Reserves Operations/Projects by reef		Tonnes (million)		Grade[1]		Contained metal tonnes		Contained metal ounces (million)	
		2004	2003	2004	2003	2004	2003	2004	2003
	Classification			g/t	g/t				
Merensky Reef[2]	Proved	91.3	71.0	5.57	5.62	508.9	399.4	16.4	12.8
	Probable	124.8	145.4	6.14	6.18	765.8	899.0	24.6	28.9
	Total	216.0	216.4	5.90	6.00	1,274.7	1,298.4	41.0	41.7
UG2 Reef[3]	Proved	229.5	166.3	4.12	4.34	944.8	721.7	30.4	23.2
	Probable	362.3	462.8	4.41	4.40	1,596.9	2,034.0	51.3	65.4
	Total	591.8	629.1	4.29	4.38	2,541.7	2,755.7	81.7	88.6
Platreef[4]	Proved	246.8	4.0	3.34	3.03	825.5	12.0	26.5	0.4
	Proved (stockpiles)	9.9	7.9	2.91	3.23	28.9	25.5	0.9	0.8
	Probable	92.0	311.3	4.09	2.65	376.0	826.1	12.1	26.6
	Total	348.7	323.1	3.53	2.67	1,230.4	863.6	39.6	27.8
All Reefs	Proved	577.6	249.2	4.00	4.65	2,308.0	1,158.6	74.2	37.3
	Probable	579.1	919.4	4.73	4.09	2,738.8	3,759.0	88.1	120.9
	Total metric	1,156.6	1,168.6	4.36	4.21	5,046.8	4,917.7		
	Total Imperial[6]	1,275.0Mton	1,288.1Mton	0.127oz/t	0.123oz/t			162.3	158.1
Tailings[5]	Proved	–	–	–	–	–	–	–	–
	Probable	33.5	–	1.10	–	36.9	–	1.2	–
	Total metric	33.5	–	1.10	–	36.9	–		
	Total Imperial[6]	37.0Mton	–	0.032oz/t	–			1.2	–

Rounding of figures may cause computational discrepancies.

(1) 4E PGE grade: sum of platinum, palladium, rhodium and gold grades in grammes per tonne.
(2) The global tonnage and grade remain largely unaffected compared with 2003. The proved reserves increased by 28% (20Mt).
(3) The decrease in the tonnage by 6% (37Mt) is partially due to the reallocation of reserves to resources and the narrower resource widths being modelled in the deeper areas at Union and Amandelbult sections.
(4) Exploration results have generated improved confidence in the reserve. These results account for the substantial increase in Proved Ore Reserves. Finalisation of modelling of reserves in the PPL North project has had a major influence on grade estimates. Within the PPRust open pit, material lying between 1.0 g/t and 1.7 g/t will be stockpiled on surface and does not report to reserves. The Platreef is mined by open pit.
(5) Tailings are reported separately as resources and reserves but are not aggregated to the global resource and reserve summation tabulations due to their significantly different characteristics and the calculation thereof.
(6) Total Imperial units: tonnage is reported in million short tons (Mton), grade in troy ounces per short ton (oz/t) and contained metal in million troy ounces (Moz).

During 2004 the geostatistical processes of the South African operations and projects were reviewed by an external third party consulting firm.

ORE RESERVES AND MINERAL RESOURCES CONTINUED

PLATINUM CONTINUED

Anglo Platinum – Mineral Resources Operations/Projects by reef	Classification	Tonnes (million) 2004	Tonnes (million) 2003	Grade[1] 2004	Grade[1] 2003	Contained metal tonnes 2004	Contained metal tonnes 2003	Contained metal ounces (million) 2004	Contained metal ounces (million) 2003
				g/t	g/t				
Merensky Reef[2]	Measured	**76.1**	60.6	**5.23**	4.90	**398.3**	297.1	**12.8**	9.6
	Indicated	**261.4**	238.5	**5.63**	5.34	**1,470.4**	1,274.4	**47.3**	41.0
	Measured and Indicated	**337.5**	299.2	**5.54**	5.25	**1,868.7**	1,571.5	**60.1**	50.5
	Inferred	**1,138.9**	1,082.1	**5.53**	5.47	**6,299.4**	5,917.2	**202.5**	190.2
	Total	**1,476.4**	1,381.2	**5.53**	5.42	**8,168.1**	7,488.7	**262.6**	240.8
UG2 Reef[3]	Measured	**312.0**	288.5	**5.25**	5.22	**1,638.8**	1,506.6	**52.7**	48.4
	Indicated	**766.8**	595.2	**5.12**	5.26	**3,925.4**	3,128.5	**126.2**	100.6
	Measured and Indicated	**1,078.9**	883.7	**5.16**	5.25	**5,564.2**	4,635.1	**178.9**	149.0
	Inferred	**1,648.2**	1,958.2	**5.30**	5.05	**8,732.1**	9,895.2	**280.7**	318.1
	Total	**2,727.1**	2,841.9	**5.24**	5.11	**14,296.3**	14,530.3	**459.6**	467.2
Platreef[4]	Measured	**148.5**	11.9	**1.88**	1.74	**278.6**	20.7	**9.0**	0.7
	Indicated	**309.2**	338.9	**2.49**	2.36	**769.0**	800.8	**24.7**	25.7
	Measured and Indicated	**457.7**	350.8	**2.29**	2.34	**1,047.6**	821.6	**33.7**	26.4
	Inferred	**575.5**	153.6	**1.37**	2.44	**788.6**	374.1	**25.4**	12.0
	Total	**1,033.2**	504.4	**1.78**	2.37	**1,836.2**	1,195.7	**59.0**	38.4
All Reefs	Measured	**536.7**	361.0	**4.31**	5.05	**2,315.7**	1,824.4	**74.5**	58.7
	Indicated	**1,337.4**	1,172.6	**4.61**	4.44	**6,164.8**	5,203.8	**198.2**	167.3
	Measured and Indicated	**1,874.1**	1,533.6	**4.53**	4.58	**8,480.5**	7,028.2	**272.7**	226.0
	Inferred	**3,362.6**	3,193.8	**4.70**	5.07	**15,820.1**	16,186.6	**508.6**	520.4
	Total metric	**5,236.6**	4,727.5	**4.64**	4.91	**24,300.6**	23,214.7		
	Total Imperial[6]	**5,772.4Mton**	5,211.1Mton	**0.135oz/t**	0.143oz/t			**781.3**	746.4
Tailings[5]	Measured	–	–	–	–	–	–	–	–
	Indicated	**180.1**	219.0	**1.03**	1.08	**186.4**	235.8	**6.0**	7.6
	Measured and Indicated	**180.1**	219.0	**1.03**	1.08	**186.4**	235.8	**6.0**	7.6
	Inferred	–	–	–	–	–	–	–	–
	Total metric	**180.1**	219.0	**1.03**	1.08	**186.4**	235.8		
	Total Imperial[6]	**198.5Mton**	241.4Mton	**0.030oz/t**	0.031oz/t			**6.0**	7.6

Rounding of figures may cause computational discrepancies.

Joint venture agreements are still being finalised. Once finalised, the above statement will be affected.

(1) 4E PGE grade: sum of platinum, palladium, rhodium and gold grades in grammes per tonne.
(2) The additional 7% (95Mt) of Merensky resources accrue from exploration results, refinement of modelling techniques, and the addition of various joint venture properties (where finalisation of agreements have been concluded) and other properties. Similarly the grade has been positively influenced by the 2004 exploration results.
(3) The decrease in total UG2 resources by 4% (115Mt) between 2003 and 2004, is ascribed largely to the restatement of the Pandora JV following the conclusion of a joint venture. Anglo Platinum's attributable percentage changed from 100% to 42.5%. The balance of the variance is determined by dilution due to other joint ventures and exploration results. The measured and indicated categories of resources have increased significantly.
(4) Exploration results have allowed for a deepening of the resource envelope with a significant improvement in the lateral extent of the defined resources as well. This accounts for the substantial increase in the measured resources. Finalisation of resources in the PPR North project has had a major influence in tonnage and grade estimates. Within the PPRust open pit, material lying between 1 g/t and 1.7 g/t, will be stockpiled on surface and reports to measured and indicated resources. The Platreef is mined by open pit.
(5) Tailings are reported separately as resources and reserves but are not aggregated to the global resource and reserve summation tabulations due to their significantly different characteristics.
(6) Total Imperial units: tonnage is reported in million short tons (Mton), grade in troy ounces per short ton (oz/t) and contained metal in million troy ounces (Moz).

During 2004 the geostatistical processes of the South African operations and projects were reviewed by an external third party consulting firm.

Anglo Platinum – Ore Reserves Other Projects	Tonnes (million)		Grade[1]		Contained metal tonnes		Contained metal ounces (million)	
	2004	2003	2004	2003	2004	2003	2004	2003
Classification			g/t	g/t				
Zimbabwe – Unki – Great Dyke								
Proved	14.9	14.9	4.30	4.30	64.1	64.1	2.1	2.1
Probable	22.2	22.2	4.30	4.30	95.5	95.5	3.1	3.1
Total metric	37.1	37.1	4.30	4.30	159.6	159.6		
Total Imperial[2]	40.9Mton	40.9Mton	0.125oz/t	0.125oz/t			5.1	5.1

Anglo Platinum – Mineral Resources Other Projects	Tonnes (million)		Grade[1]		Contained metal tonnes		Contained metal ounces (million)	
	2004	2003	2004	2003	2004	2003	2004	2003
Classification								
Zimbabwe – Unki – Great Dyke								
Measured	19.5	19.5	4.98	4.98	97.1	97.1	3.1	3.1
Indicated	29.1	29.1	4.98	4.98	144.9	144.9	4.7	4.7
Measured and indicated	48.6	48.6	4.98	4.98	242.0	242.0	7.8	7.8
Inferred	11.6	11.6	4.98	4.98	57.8	57.8	1.9	1.9
Total metric	60.2	60.2	4.98	4.98	299.8	299.8		
Total Imperial[2]	66.4Mton	66.4Mton	0.145oz/t	0.145oz/t			9.6	9.6
South Africa – Anooraq-Anglo Platinum JV – Platreef[3]			g/t[6]	g/t[6]				
Measured	–	–	–	–	–	–	–	–
Indicated	88.3	–	1.35	–	119.2	–	3.8	–
Measured and indicated	88.3	–	1.35	–	119.2	–	3.8	–
Inferred	52.0	–	1.23	–	64.0	–	2.1	–
Total metric	140.4	–	1.31	–	183.3	–		
South Africa – Sheba's Ridge – Platreef[4]								
Measured	–	–	–	–	–	–	–	–
Indicated	180.9	–	0.66	–	118.9	–	3.8	–
Measured and indicated	180.9	–	0.66	–	118.9	–	3.8	–
Inferred	150.8	–	0.65	–	98.3	–	3.2	–
Total metric	331.7	–	0.65	–	217.2	–		
Total Imperial (South Africa)[2]	520.4Mton	–	0.025oz/t	–			12.9	–
Canada – River Valley[5]								
Measured	4.3	–	1.79	–	7.6	–	0.2	–
Indicated	8.4	–	1.17	–	9.8	–	0.3	–
Measured and indicated	12.7	–	1.38	–	17.4	–	0.5	–
Inferred	1.8	–	1.09	–	2.0	–	0.1	–
Total metric	14.5	–	1.34	–	19.4	–		
Total Imperial[2]	16.0Mton	–	0.039oz/t	–			0.6	–

Rounding of figures may cause computational discrepancies.

(1) 4E PGE grade: sum of platinum, palladium, rhodium and gold grades in grammes per tonne.
(2) Total Imperial units: tonnage in million short tons (Mton), grade in troy ounces per short ton (oz/t) and contained metal in million troy ounces (Moz).
(3) Following the finalisation of an agreement Anglo Platinum holds an attributable interest of 50%. Only the attributable interest is reported.
(4) Following the finalisation of an agreement Anglo Platinum holds an attributable interest of 35%. While the reef style is currently listed as Platreef, the use of this nomenclature is under discussion with Ridge Mining plc and a later revision of the term Platreef is anticipated. Only the attributable interest in Sheba's Ridge is reported.
(5) Anglo Platinum holds an attributable interest of 50% in River Valley, only the attributable interest is reported.
(6) *The grade is reported as 3E: sum of platinum, palladium and gold grades in grammes per tonne.*

ORE RESERVES AND MINERAL RESOURCES CONTINUED

GOLD

(stated as at 31 December 2004). In determining the economic parameters to be used, AngloGold Ashanti has been guided by the preferred position of the SEC in the USA, whereby the economic parameters used are based on a three year historical average. The Group's Ore Reserve and Mineral Resource estimates were compiled in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (The JORC Code, 2004) as a minimum standard. Where relevant, the estimates were also prepared in compliance with regional codes and requirements (e.g. The South African Code for Reporting of Mineral Resources and Mineral Reserves, The SAMREC Code, 2000).

The figures reported represent 100% of the Mineral Resources and Ore Reserves attributable to AngloGold Ashanti. AA plc's interest in AngloGold Ashanti is 50.97%.

AngloGold Ashanti – Ore Reserves		Tonnes (million)		Grade		Contained Au (tonnes)		Contained metal ounces (million)[1]	
		2004	2003	2004	2003	2004	2003	2004	2003
	Classification			g/t	g/t				
South Africa[2]	Proved	30.9	54.8	5.21	2.96	160.8	162.0	5.2	5.2
	Probable	256.8	267.9	4.11	4.12	1,056.7	1,104.3	34.0	35.5
	Total	287.7	322.6	4.23	3.93	1,217.5	1,266.4	39.1	40.7
Argentina	Proved	0.6	6.7	9.99	7.34	6.0	49.1	0.2	1.6
	Probable	6.2	0.5	6.87	10.16	42.9	5.6	1.4	0.2
	Total	6.9	7.2	7.15	7.56	49.0	54.6	1.6	1.8
Australia	Proved	45.8	46.9	1.21	1.31	55.6	61.3	1.8	2.0
	Probable	102.6	105.3	1.33	1.40	135.9	147.2	4.4	4.7
	Total	148.4	152.2	1.29	1.37	191.5	208.6	6.2	6.7
Brazil	Proved	3.3	4.0	6.58	7.15	21.4	28.3	0.7	0.9
	Probable	8.6	5.8	7.59	7.08	65.5	40.8	2.1	1.3
	Total	11.9	9.7	7.31	7.10	86.9	69.1	2.8	2.2
Ghana	Proved	45.0	–	2.09	–	94.3	–	3.0	–
	Probable	43.8	–	6.23	–	273.1	–	8.8	–
	Total	88.9	–	4.13	–	367.3	–	11.8	–
Guinea	Proved	21.6	–	0.77	–	16.6	–	0.5	–
	Probable	32.7	–	1.10	–	35.9	–	1.2	–
	Total	54.3	–	0.97	–	52.5	–	1.7	–
Mali	Proved	8.1	7.8	2.74	2.75	22.1	21.4	0.7	0.7
	Probable	15.0	17.0	3.31	3.71	49.7	63.1	1.6	2.0
	Total	23.1	24.8	3.11	3.41	71.8	84.5	2.3	2.7
Namibia	Proved	0.9	1.3	1.09	1.38	1.0	1.8	0.0	0.1
	Probable	6.9	10.1	2.06	1.81	14.2	18.2	0.5	0.6
	Total	7.9	11.4	1.94	1.76	15.3	20.0	0.5	0.6
Tanzania[3]	Proved	24.4	14.2	3.01	3.30	73.7	46.8	2.4	1.5
	Probable	46.2	21.1	4.49	4.17	207.4	88.1	6.7	2.8
	Total	70.6	35.3	3.98	3.82	281.1	134.9	9.0	4.3
USA	Proved	47.9	53.9	1.07	1.26	51.2	67.7	1.6	2.2
	Probable	73.9	64.7	0.94	0.87	69.4	56.1	2.2	1.8
	Total	121.8	118.6	0.99	1.04	120.6	123.8	3.9	4.0
Total	Proved	228.6	189.5	2.20	2.31	502.7	438.5	16.2	14.1
	Probable	592.8	492.4	3.29	3.09	1,950.8	1,523.5	62.7	49.0
	Total metric	821.4	681.9	2.99	2.88	2,453.6	1,962.0		
	Total Imperial[4]	905.4Mton	751.7Mton	0.087oz/t	0.084oz/t			78.9	63.1

See footnotes on facing page.

GOLD CONTINUED

AngloGold Ashanti – Mineral Resources	Classification	Tonnes (million) 2004	Tonnes (million) 2003	Grade 2004 g/t	Grade 2003 g/t	Contained Au (tonnes) 2004	Contained Au (tonnes) 2003	Contained metal ounces (million)[1] 2004	Contained metal ounces (million)[1] 2003
South Africa[2]	Measured	90.3	103.2	5.13	4.26	463.1	439.4	14.9	14.1
	Indicated	423.9	661.1	6.51	4.17	2,758.5	2,754.6	88.7	88.6
	Inferred	135.3	263.2	3.08	6.48	417.1	1,705.8	13.4	54.8
	Total	649.5	1,027.5	5.60	4.77	3,638.7	4,899.7	117.0	157.5
Argentina	Measured	7.9	23.2	2.06	3.62	16.3	83.8	0.5	2.7
	Indicated	19.4	2.4	3.77	6.07	73.3	14.7	2.4	0.5
	Inferred	3.5	0.9	5.40	8.40	18.7	7.3	0.6	0.2
	Total	30.8	26.5	3.52	4.00	108.3	105.8	3.5	3.4
Australia	Measured	59.7	63.0	1.26	1.36	75.2	85.5	2.4	2.7
	Indicated	146.0	149.9	1.26	1.30	184.4	195.1	5.9	6.3
	Inferred	84.7	87.2	1.20	1.29	101.7	112.2	3.3	3.6
	Total	290.3	300.1	1.24	1.31	361.3	392.8	11.6	12.6
Brazil	Measured	8.1	6.6	6.73	7.17	54.6	47.4	1.8	1.5
	Indicated	15.2	10.3	7.80	7.14	118.4	73.4	3.8	2.4
	Inferred	23.0	28.2	7.22	6.94	165.9	195.5	5.3	6.3
	Total	46.3	45.1	7.32	7.02	338.9	316.3	10.9	10.2
Ghana	Measured	91.6	–	3.90	–	357.0	–	11.5	–
	Indicated	74.0	–	5.10	–	377.4	–	12.1	–
	Inferred	36.6	–	9.04	–	331.2	–	10.6	–
	Total	202.2	–	5.27	–	1,065.7	–	34.3	–
Guinea	Measured	32.6	–	0.78	–	25.4	–	0.8	–
	Indicated	74.4	–	1.00	–	74.6	–	2.4	–
	Inferred	25.7	–	1.18	–	30.4	–	1.0	–
	Total	132.7	–	0.98	–	130.4	–	4.2	–
Mali	Measured	16.5	13.2	2.10	2.34	34.6	30.9	1.1	1.0
	Indicated	23.9	23.3	2.74	2.97	65.4	69.1	2.1	2.2
	Inferred	36.6	57.2	2.12	1.75	77.4	100.4	2.5	3.2
	Total	76.9	93.8	2.31	2.14	177.4	200.5	5.7	6.4
Namibia	Measured	9.2	8.7	0.73	0.79	6.7	6.8	0.2	0.2
	Indicated	63.0	56.9	1.30	1.31	81.7	74.7	2.6	2.4
	Inferred	65.6	60.8	1.13	1.04	74.4	63.1	2.4	2.0
	Total	137.7	126.3	1.18	1.15	162.8	144.7	5.2	4.7
Tanzania[3]	Measured	39.4	20.5	2.72	3.13	107.2	64.0	3.4	2.1
	Indicated	103.3	43.3	3.66	3.80	377.7	164.8	12.1	5.3
	Inferred	27.1	20.0	2.91	3.03	79.0	60.4	2.5	1.9
	Total	169.8	83.7	3.32	3.45	563.9	289.2	18.1	9.3
USA	Measured	80.6	109.4	1.00	1.17	80.6	128.1	2.6	4.1
	Indicated	122.8	110.8	0.96	0.88	117.3	97.7	3.8	3.1
	Inferred	45.3	38.0	0.91	1.05	41.1	39.7	1.3	1.3
	Total	248.7	258.2	0.96	1.03	239.0	265.5	7.7	8.5
Total	Measured	435.9	347.7	2.80	2.55	1,220.7	885.9	39.2	28.5
	Indicated	1,065.8	1,058.0	3.97	3.26	4,228.7	3,444.1	136.0	110.7
	Inferred	483.2	555.4	2.77	4.11	1,336.9	2,284.5	43.0	73.4
	Total metric	1,984.9	1,961.1	3.42	3.37	6,786.4	6,614.5		
	Total Imperial[4]	2,188.0Mton	2,161.7Mton	0.100oz/t	0.098oz/t			218.2	212.7

Rounding of figures may cause computational discrepancies.

(1) AngloGold Ashanti reports Mineral Resources 'as inclusive of those Mineral Resources modified to produce the Ore Reserve' figures (JORC).
(2) The large variance between the 2004 and 2003 figures is the result of economic scoping studies at WUDL, resulting in sub-economic areas being removed from the Mineral Resources.
(3) The large variance between the 2004 and 2003 figures is due to the fact that AngloGold and Ashanti Goldfields each owned 50% of Geita Mine prior to the merger.
(4) Total Imperial units: tonnage is reported in million short tons (Mton), grade in troy ounces per short ton (oz/t) and contained metal in million troy ounces (Moz).

The 2004 Ore Reserves and Mineral Resources of the following operations were audited by third party independent auditors: Sadiola, Yatela, Kopanang, TauTona, Obuasi, Iduapriem, and Cerro Vanguardia.

ORE RESERVES AND MINERAL RESOURCES CONTINUED

COAL

(stated as at 31 December 2004). The Group's Coal Reserve and Coal Resource estimates were compiled in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (The JORC Code, 2004) as a minimum standard. Where relevant, the estimates were also prepared in compliance with regional codes and requirements (e.g. The South African Code for Reporting of Mineral Resources and Mineral Reserves, The SAMREC Code, 2000). The Coal Resources are additional to the Coal Reserves, unless otherwise stated.

Anglo Coal – Coal Reserves[3]	Classification	Reported (%)[1]	Attributable (%)[1]	Tonnes (million)[2] ROM[3] 2004	Tonnes (million)[2] ROM[3] 2003	Yield (%)[4] Saleable[3] 2004	Heat content[5] (kcal/kg) Gross as received Saleable[3] 2004	Tonnes (million)[2] Saleable[3] 2004	Tonnes (million)[2] Saleable[3] 2003
Trade Collieries									
South Africa	Proved			199	241	59	6,230	119	147
	Probable			353	373	58	6,230	208	225
	Total	100	100	552	614	58	6,230	327	372
Australia	Proved			422	347	80	7,090	351	290
	Probable			268	269	78	6,970	217	227
	Total	100	67.3	690	616	79	7,050	568	517
Colombia	Proved			202	105	99	6,290	204	105
	Probable			64	148	99	6,440	64	150
	Total	33.3	33.3	266	253	99	6,320	268	255
Venezuela	Proved			37	39	100	6,880	38	40
	Probable			–	–	–	–	–	–
	Total	24.9	24.9	37	39	100	6,880	38	40
Total	Proved			860	732	81	6,710	712	583
	Probable			685	790	70	6,590	489	601
	Total	86.7	72.1	1,545	1,522	76	6,660	1,201	1,184
Power Generation Collieries									
South Africa	Proved			678	718	94	4,210	637	664
	Probable			299	298	100	4,890	299	298
	Total	99.6	99.6	977	1,016	96	4,430	936	962
Australia	Proved			226	247	95	4,730	214	215
	Probable			58	86	98	4,310	57	76
	Total	100	100	284	333	95	4,640	271	291
Total	Proved			904	966	94	4,340	852	880
	Probable			357	384	100	4,800	355	374
	Total	99.7	99.7	1,261	1,350	96	4,480	1,207	1,254

Anglo Coal – Coal Resources[6]	Classification	Reported (%)[1]	Attributable (%)[1]	Tonnes (million)[2] MTIS[6] 2004	Tonnes (million)[2] MTIS[6] 2003	Heat content[5] (kcal/kg) Gross as received 2004
Trade Collieries						
South Africa	Measured			315	370	5,870
	Indicated			265	230	6,180
	Measured and Indicated	100	100	580	600	6,010
Australia	Measured			165	250	6,640
	Indicated			165	150	6,540
	Measured and Indicated	100	77.2	330	400	6,590
Colombia	Measured			55	–	6,580
	Indicated			220	–	6,480
	Measured and Indicated	33.3	33.3	275	–	6,500

See footnotes on facing page.

COAL CONTINUED

Anglo Coal – Coal Resources[6]	Classification	Reported (%)[1]	Attributable (%)[1]	Tonnes (million)[2] MTIS[6] 2004	Tonnes (million)[2] MTIS[6] 2003	Heat content[5] (kcal/kg) Gross as received 2004
Trade Collieries continued						
Venezuela	Measured			4	4	7,260
	Indicated			6	6	7,580
	Measured and Indicated	24.9	24.9	10	10	7,480
Total	Measured			539	624	6,190
	Indicated			656	386	6,380
	Measured and Indicated	84.0	77.7	1,195	1,010	6,300
Power Generation Collieries						
South Africa	Measured			55	60	5,230
	Indicated			50	30	5,060
	Measured and Indicated	90.7	90.7	105	90	5,150
Australia	Measured			340	300	5,010
	Indicated			300	340	4,540
	Measured and Indicated	100	100	640	640	4,790
Total	Measured			395	360	5,040
	Indicated			350	370	4,610
	Measured and Indicated	98.7	98.7	745	730	4,840
Other Coal Resources						
South Africa	Measured			–	70	–
	Indicated			3,280	3,280	4,690
	Measured and Indicated	100	100	3,280	3,350	4,690
Australia	Measured			395	590	6,380
	Indicated			435	455	6,510
	Measured and Indicated	100	87.2	830	1,045	6,450
Total	Measured			395	660	6,380
	Indicated			3,715	3,735	4,900
	Measured and Indicated	100	97.4	4,110	4,395	5,050

Rounding of figures may cause computational discrepancies.

Trade Collieries refers to operations primarily associated with the production of coal for the world export market.
Power Generation Collieries refers to operations that primarily produce coal for domestic power generation requirements.
Other Coal Resources refers to project areas not included in the Trade Collieries or Power Generation Collieries, while Power Generation Collieries refers to operations that primarily produce coal for internal power generation requirements.

(1) Reported and Attributable (%) refers to 2004 only. For the 2003 Reported and Attributable figures, please refer to the previous Annual Report.
(2) Includes 100% of Coal Reserves and Coal Resources of consolidated entities and the Group's share of joint ventures and associates where applicable. Where the Group's share is more than 50%, 100% of the Coal Reserves and Coal Resources are reported.
(3) Coal Reserves are quoted on a run of mine (ROM) reserve tonnage basis, which represents the tonnes delivered to the plant, and on a Saleable reserve tonnage basis, which represents the product tonnes produced.
(4) Yield percentage represents the ratio of Saleable tonnes to ROM tonnes and is quoted on an in situ to in situ basis or on an air dried to air dried basis.
(5) The coal quality is quoted as a weighted average of the heat content of all Saleable coal products. The coal quality for the Coal Resources is reported on an in situ basis.
(6) Coal Resources are quoted on a mineable in situ (MTIS) tonnage basis in addition to the ROM reserves.
Coal quality parameters for Coal Reserves for trade collieries meet the contractual specifications for coking coal, metallurgical coal, steam coal and domestic coal.
Coal quality parameters for Coal Reserves for power generation collieries meet the specification of the individual supply contracts.

In Australia, the finalisation of the Dawson Project resources and reserve statement is reflected in a gain in Coal Reserves for the Trade Colliery Reserves (44 million ROM tonnes (51% basis)), a change in the Proved and Probable ratio and a reduction in the Trade Colliery Coal Resources and Other Coal Resources (28 million and 108 million MTIS tonnes respectively (51% basis)). The reporting of the Lake Lindsay Project Coal Resources reflects a gain of additional Coal Resources for the Trade Collieries (62 million MTIS tonnes (51% basis)).

In Colombia, the change in the Proved to Probable ratio in the Trade Colliery Coal Reserves and the gain of additional Trade Colliery Coal Resources (277 million MTIS tonnes (33% basis)) reflects the result of the upgrading of the resource estimate in response to geological drilling at Cerrejón.

In South Africa, the conversion of resources to reserves at Mafube Colliery is reflected in a reduction in Other Coal Resources (68 million MTIS tonnes) and the gain in the Power Generation Collieries Coal Reserves and Coal Resources (14 million ROM tonnes and 20 million tonnes respectively (50% basis)).

In addition, 99.2 million saleable tonnes were depleted during 2004 by mining operations (reportable basis).

The geological models for the following operations and projects were audited during 2004 by third party, independent auditors: Kriel, Cerrejón, Zondagsfontein, Saddlers Creek and Theodore North.

ORE RESERVES AND MINERAL RESOURCES
CONTINUED

BASE METALS

(stated as at 31 December 2004). The Group's Ore Reserve and Mineral Resource estimates were compiled in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (The JORC Code, 2004) as a minimum standard. Where relevant, the estimates were also prepared in compliance with regional codes and requirements (e.g. The South African Code for Reporting of Mineral Resources and Mineral Reserves, The SAMREC Code, 2000). The Mineral Resources are additional to the Ore Reserves, unless otherwise stated.

Copper Division – Ore Reserves		Reported (%)[1]	Attributable (%)[1]	Tonnes (million)[2]		Grade		Contained metal tonnes (thousand)[2]	
				2004	2003	2004	2003	2004	2003
	Classification					%Cu	%Cu		
Los Bronces[3]									
Sulphide	Proved			638.0	674.9	0.92	0.91	5,839	6,166
(flotation)	Probable			77.7	85.8	0.68	0.65	532	558
	Total	100	100	715.7	760.7	0.89	0.88	6,371	6,724
Sulphide	Proved			480.9	426.8	0.47	0.47	2,261	2,024
(low grade leachable)	Probable			656.7	739.4	0.33	0.30	2,142	2,217
	Total	100	100	1,137.6	1,166.2	0.39	0.36	4,403	4,241
El Soldado[4]	Proved			76.8	85.0	1.06	1.10	815	936
Sulphide (flotation)	Probable			65.7	52.0	0.89	0.94	584	488
	Total	100	100	142.5	137.0	0.98	1.04	1,398	1,424
Mantos Blancos[5]	Proved			9.2	9.4	0.68	0.71	62	67
Sulphide (ICu)[6]	Probable			17.1	31.7	1.21	1.05	207	333
	Total	100	100	26.3	41.1	1.02	0.97	269	399
Oxide (ASCu)[6]	Proved			9.4	11.0	0.67	0.59	63	65
Vat leach	Probable			10.2	10.8	0.97	0.97	99	105
	Total	100	100	19.6	21.8	0.82	0.78	162	170
Dump Leach (ASCu)[6]	Proved			2.5	8.3	0.40	0.38	10	32
	Probable			3.2	5.1	0.40	0.40	13	20
	Total	100	100	5.7	13.4	0.40	0.39	23	52
Mantoverde	Proved			51.8	56.2	0.63	0.65	326	364
Heap Leach (ASCu)[6]	Probable			28.6	25.6	0.65	0.70	186	179
	Total	100	100	80.4	81.8	0.64	0.66	512	543
Dump Leach (ASCu)[6][7]	Proved			25.7	34.1	0.29	0.30	75	103
	Probable			21.3	26.7	0.29	0.30	62	79
	Total	100	100	47.0	60.8	0.29	0.30	136	182
Collahuasi[8]	Proved			12.3	7.9	1.01	1.03	124	81
Oxide and Mixed (TCu)[6]	Probable			5.4	9.5	1.24	1.23	67	117
	Total	44	44	17.7	17.4	1.08	1.14	191	198
Sulphide (TCu)[6]	Proved			124.3	138.3	1.09	1.00	1,359	1,383
	Probable			506.5	467.2	0.97	1.01	4,933	4,740
	Total	44	44	630.8	605.4	1.00	1.01	6,292	6,122
Low Grade Sulphide	Proved			–	45.5	–	0.58	–	264
(TCu)[6]	Probable			165.3	127.3	0.53	0.52	869	663
	Total	44	44	165.3	172.8	0.53	0.54	869	927

See footnotes on facing page.

BASE METALS CONTINUED

Copper Division – Mineral Resources		Reported (%)[1]	Attributable (%)[1]	Tonnes (million)[2] 2004	Tonnes (million)[2] 2003	Grade 2004	Grade 2003	Contained metal tonnes (thousand)[2] 2004	Contained metal tonnes (thousand)[2] 2003
	Classification					%Cu	%Cu		
Los Bronces									
Sulphide	Measured			451.5	416.8	0.60	0.62	2,721	2,584
	Indicated			619.4	571.8	0.51	0.55	3,161	3,145
	Measured and Indicated	100	100	1,070.9	988.6	0.55	0.58	5,882	5,729
El Soldado[9]	Measured			34.3	41.0	0.82	0.83	281	346
Sulphide	Indicated			54.4	25.0	0.73	0.82	397	202
	Measured and Indicated	100	100	88.7	66.0	0.76	0.83	678	548
Mantos Blancos[10]	Measured			5.6	5.2	0.84	0.93	47	49
Sulphide (ICu)[6]	Indicated			90.8	53.2	0.81	0.85	735	452
	Measured and Indicated	100	100	96.4	58.4	0.81	0.86	782	502
Oxide (ASCu)[6]	Measured			1.5	0.1	0.49	0.67	7	1
	Indicated			9.3	7.1	0.57	0.82	53	58
	Measured and Indicated	100	100	10.8	7.2	0.56	0.82	60	59
Dump Leach (ASCu)[6]	Measured			–	0.1	–	0.39	–	0.3
	Indicated			–	6.8	–	0.40	–	27
	Measured and Indicated	100	100	–	6.8	–	0.40	–	27
Mantoverde[11]	Measured			34.6	14.9	0.45	0.63	156	93
Heap Leach (ASCu)[6]	Indicated			73.6	23.2	0.38	0.56	280	130
	Measured and Indicated	100	100	108.2	38.1	0.40	0.59	435	223
Dump Leach (ASCu)[6]	Measured			1.1	20.0	0.32	0.29	4	59
	Indicated			0.3	51.4	0.35	0.29	1	151
	Measured and Indicated	100	100	1.4	71.4	0.33	0.29	5	210
Collahuasi[8]	Measured			0.02	0.03	0.97	0.88	0.2	0.4
Oxide and Mixed(TCu)[6]	Indicated			0.79	0.23	1.09	1.21	8.8	2.6
	Measured and Indicated	44	44	0.81	0.26	1.09	1.18	9.0	3.1
Sulphide (TCu)[6]	Measured			5.4	5.5	0.86	0.89	47	49
	Indicated			83.2	76.5	0.88	0.86	735	661
	Measured and Indicated	44	44	88.6	82.0	0.88	0.87	782	711
Low Grade Sulphide	Measured			16.9	15.6	0.45	0.46	76	71
(TCu)[6]	Indicated			105.2	112.3	0.46	0.47	489	529
	Measured and Indicated	44	44	122.1	127.9	0.46	0.47	565	600

Rounding of figures may cause computational discrepancies.

(1) Reported and Attributable (%) refers to 2004 only. For the 2003 Reported and Attributable figures, please refer to the previous Annual Report.
(2) Includes 100% of Ore Reserves and Mineral Resources of consolidated entities and the Group's share of joint ventures and associates where applicable. Where the Group's share is more than 50%, 100% of the Ore Reserves and Mineral Resources are reported.
(3) Los Bronces Reserves include 29.7Mt @ 0.97%Cu sulphides (flotation) and 20.2Mt @ 0.48%Cu low grade sulphides (leaching) to be mined from a third party mining property (as an easement agreement). The agreement that gives Los Bronces the right to mine and process these Reserves was signed in November of 2003 (Acuerdo MARCO). Sulphide flotation Reserves contain 0.015%Mo recovered as a by-product. The infill drilling carried out during the year resulted in an upgrade of Probable Reserves to Proved Reserves. The overall decrease in the sulphide flotation Reserves is due to a change in the cut-off grade which introduced changes in the geometry of the optimised pit.
(4) El Soldado Oxide Resources and Reserves included in the mine plan amount to 1.3Mt @ 1.13%Cu.
(5) Mantos Blancos – loss of more than 10Mt of sulphide Ore Reserves due to reduction in current life of mine. The life of mine is scheduled to end when the oxide plant runs out of material (leaving only the sulphide plant). The operation is not economic with just the sulphide plant producing. The remaining material is reported as Mineral Resource.
(6) ICu = insoluble copper (total copper less acid soluble copper). ASCu = acid soluble copper. TCu = total copper.
(7) Mantoverde – the dump leach Reserves have decreased due to depletion and transfer to heap leach Reserve as a result of a review of the marginal cut-off grade, and some material reclassified as Mineral Resource.
(8) Collahuasi – only the attributable tonnage and metal tonnes (44%) are reported (in the AA plc 2003 Annual Report 100% was reported). Sulphide Reserves from Rosario deposit include 1045Mt @ 0.026%Mo to be mined and processed as from 2006. Rosario low grade sulphide Reserves and all Ujina sulphides previously in the Proved category have been downgraded to Probable category due to uncertainties in long term modifying factors.
(9) El Soldado sulphide Resources – near mine exploration has resulted in an increase in the Indicated Mineral Resources.
(10) Mantos Blancos – the change in Resources is due to the transfer from Reserves to Resources and the lowering of the cut-off grade to the marginal cut-off value. For this year's additional Resources, dump leach mineralisation outside pits has been eliminated. This loss is offset by reporting vat leach material at a lower marginal cut-off grade.
(11) Mantoverde – for this year's additional Resources, dump leach mineralisation outside pits has been eliminated. This loss is offset by reporting heap leach material at a lower marginal cut-off grade, i.e. transfer of dump leach material to heap leach material.

The Ore Reserves and Mineral Resources of the following operations were audited during 2004 by third party, independent auditors: Mantoverde and Collahuasi.

ORE RESERVES AND MINERAL RESOURCES CONTINUED

BASE METALS CONTINUED

Nickel Division – Ore Reserves	Classification	Reported (%)[1]	Attributable (%)[1]	Tonnes (million)[2] 2004	Tonnes (million)[2] 2003	Grade 2004	Grade 2003	Contained metal tonnes (thousand)[2] 2004	Contained metal tonnes (thousand)[2] 2003
						%Ni	%Ni		
Loma de Níquel	Proved			17.4	18.6	1.53	1.53	266	285
Laterite	Probable			18.9	19.9	1.43	1.40	270	278
	Total	100	91.4	36.3	38.5	1.48	1.46	536	563
Codemin[3]	Proved			3.2	3.5	1.33	1.34	42	46
Laterite	Probable			0.5	0.6	1.33	1.33	7	7
	Total	100	100	3.7	4.0	1.33	1.34	49	54

Nickel Division – Mineral Resources	Classification	Reported (%)[1]	Attributable (%)[1]	Tonnes (million)[2] 2004	Tonnes (million)[2] 2003	Grade 2004	Grade 2003	Contained metal tonnes (thousand)[2] 2004	Contained metal tonnes (thousand)[2] 2003
						%Ni	%Ni		
Loma de Níquel	Measured			1.0	0.3	1.42	1.54	14	5
Laterite	Indicated			4.5	4.2	1.46	1.47	66	62
	Measured and Indicated	100	91.4	5.5	4.5	1.45	1.47	79	67
Codemin[3]	Measured			3.4	3.4	1.29	1.29	43	43
Laterite	Indicated			3.5	3.5	1.25	1.25	44	44
	Measured and Indicated	100	100	6.9	6.9	1.27	1.27	87	87

Rounding of figures may cause computational discrepancies.

[1] Reported and Attributable (%) refers to 2004 only. For the 2003 Reported and Attributable figures, please refer to the previous Annual Report.
[2] Includes 100% of Ore Reserves and Mineral Resources of consolidated entities and the Group's share of joint ventures and associates where applicable. Where the Group's share is more than 50%, 100% of the Ore Reserves and Mineral Resources are reported.
[3] In July of 2004 Anglo American acquired the 10% share in Codemin held by IFC raising Anglo American's stake to 100%.

The Ore Reserves and Mineral Resources of Loma de Níquel were audited during 2004 by third party, independent auditors.

BASE METALS CONTINUED

For the polymetallic deposits, the tonnage figures apply to each metal.

Zinc Division – Ore Reserves		Reported (%)[1]	Attributable (%)[1]	Tonnes (million)[2]		Grade		Contained metal tonnes (thousand)[2]	
				2004	2003	2004	2003	2004	2003
	Classification					%Zn	%Zn		
Black Mountain									
Broken Hill[3]	Proved			0.1	0.4	3.53	2.41	5	10
Zinc Reserves	Probable			14.0	14.0	3.68	3.69	513	518
	Total	100	100	14.1	14.4	3.68	3.65	519	528
						%Cu	%Cu		
Copper Reserves	Proved					0.42	0.52	1	2
	Probable					0.67	0.67	94	94
	Total					0.67	0.67	94	96
						%Pb	%Pb		
Lead Reserves	Proved					2.57	3.43	4	14
	Probable					3.66	3.65	511	512
	Total					3.65	3.64	514	526
Black Mountain						%Zn	%Zn		
Swartberg[4]	Proved			–	–	–	–	–	–
Zinc Reserves	Probable			2.5	1.5	1.01	1.24	25	18
	Total	100	100	2.5	1.5	1.01	1.24	25	18
						%Cu	%Cu		
Copper Reserves	Proved					–	–	–	–
	Probable					0.40	0.48	10	7
	Total					0.40	0.48	10	7
						%Pb	%Pb		
Lead Reserves	Proved					–	–	–	–
	Probable					3.50	3.80	88	56
	Total					3.50	3.80	88	56
Lisheen[5]						%Zn	%Zn		
Zinc Reserves	Proved			8.6	7.6	12.38	12.96	1,059	979
	Probable			3.4	2.3	9.97	10.62	341	245
	Total	100	100	12.0	9.9	11.69	12.41	1,399	1,224
						%Pb	%Pb		
Lead Reserves	Proved					2.15	2.30	184	174
	Probable					1.41	1.60	48	37
	Total					1.94	2.14	232	211
Skorpion						%Zn	%Zn		
Zinc Reserves	Proved			10.4	11.2	11.37	11.40	1,186	1,278
	Probable			9.3	9.5	9.58	9.69	887	918
	Total	100	100	19.7	20.7	10.53	10.62	2,073	2,196

See footnotes on page 102.

ORE RESERVES AND MINERAL RESOURCES CONTINUED

BASE METALS CONTINUED

Zinc Division – Mineral Resources		Reported (%)[1]	Attributable (%)[1]	Tonnes (million)[2]		Grade		Contained metal tonnes (thousand)[2]	
				2004	2003	2004	2003	2004	2003
	Classification					%Zn	%Zn		
Black Mountain									
Broken Hill[6]	Measured			1.7	2.1	2.90	2.89	48	60
Zinc Resources	Indicated			5.1	4.4	4.20	3.86	213	169
Measured and Indicated		100	100	6.7	6.5	3.88	3.55	261	229
						%Cu	%Cu		
Copper Resources	Measured					0.61	0.56	10	12
	Indicated					0.83	0.71	42	31
Measured and Indicated						0.78	0.66	52	43
						%Pb	%Pb		
Lead Resources	Measured					4.34	3.98	72	82
	Indicated					4.15	3.85	210	169
Measured and Indicated						4.20	3.89	282	251
Black Mountain						%Zn	%Zn		
Swartberg[7]	Measured			–	–	–	–	–	–
Zinc Resources	Indicated			17.8	19.4	0.66	0.73	118	142
Measured and Indicated		100	100	17.8	19.4	0.66	0.73	118	142
						%Cu	%Cu		
Copper Resources	Measured					–	–	–	–
	Indicated					0.69	0.71	123	138
Measured and Indicated						0.69	0.71	123	138
						%Pb	%Pb		
Lead Resources	Measured					–	–	–	–
	Indicated					2.90	3.09	517	600
Measured and Indicated						2.90	3.09	517	600
Lisheen[5]						%Zn	%Zn		
Zinc Resources	Measured			1.1	–	13.36	–	148	–
	Indicated			0.4	0.3	9.63	11.70	41	31
Measured and Indicated		100	100	1.5	0.3	12.33	11.70	188	31
						%Pb	%Pb		
Lead Resources	Measured					2.38	–	26	–
	Indicated					1.43	1.10	6	3
Measured and Indicated						2.12	1.10	32	3

Rounding of figures may cause computational discrepancies.

(1) Reported and Attributable (%) refers to 2004 only. For the 2003 Reported and Attributable figures, please refer to the previous Annual Report.
(2) Includes 100% of Ore Reserves and Mineral Resources of consolidated entities and the Group's share of joint ventures and associates where applicable. Where the Group's share is more than 50%, 100% of the Ore Reserves and Mineral Resources are reported.
(3) Broken Hill Ore Reserves contain 14.1 million tonnes of silver ore at 52 g/t as a by-product.
(4) The increase in the Reserve is due to a change in the mine plan (addition of stopes as a result of improved orebody definition). Swartberg Ore Reserves contain 2.5Mt of silver ore @ 42 g/t as a by-product.
(5) The increase in Ore Reserves and additional Mineral Resources is due to extensive infill drilling, and the results of a cut-off grade optimisation study resulting in an increase in tonnes and decrease in mining grade.
(6) Broken Hill Mineral Resources contain 6.7Mt of silver ore @ 62 g/t as a by-product.
(7) Swartberg Mineral Resources contain 17.8Mt of silver ore @ 35 g/t as a by-product.

BASE METALS CONTINUED

Niobium – Ore Reserves		Reported (%)[1]	Attributable (%)[1]	Tonnes (million)[2] 2004	2003	Grade 2004	2003	Contained product tonnes (thousand)[2] 2004	2003
	Classification					%Nb_2O_5	%Nb_2O_5		
Catalão									
(Open pit)	Proved			7.0	7.0	1.15	1.15	80	80
	Probable			8.4	9.1	1.47	1.48	124	134
	Total	100	100	15.4	16.0	1.33	1.34	204	215

Projects – Ore Reserves		Reported (%)[1]	Attributable (%)[1]	Tonnes (million)[2] 2004	2003	Grade 2004	2003	Contained metal tonnes (thousand)[2] 2004	2003
	Classification					%Cu	%Cu		
Quellaveco									
Advanced project	Proved			250.1	250.1	0.76	0.76	1,901	1,901
	Probable			688.3	688.3	0.59	0.59	4,061	4,061
	Total	100	80	938.4	938.4	0.64	0.64	5,962	5,962
Barro Alto[3]						%Ni	%Ni		
Laterite	Proved			22.9	22.9	1.85	1.85	424	424
(Advanced project)	Probable			7.3	7.3	1.80	1.80	131	131
	Total	100	100	30.2	30.2	1.84	1.84	555	555
Gamsberg[4]						%Zn	%Zn		
Advanced project	Proved			35.0	35.0	7.55	7.55	2,641	2,642
	Probable			110.3	110.3	5.55	5.55	6,124	6,124
	Total	100	100	145.2	145.3	6.04	6.04	8,765	8,766

Projects – Mineral Resources		Reported (%)[1]	Attributable (%)[1]	Tonnes (million)[2] 2004	2003	Grade 2004	2003	Contained metal tonnes (thousand)[2] 2004	2003
	Classification					%Cu	%Cu		
Quellaveco									
Advanced project	Measured			1.5	1.5	0.53	0.53	8	8
	Indicated			176.7	176.7	0.46	0.46	813	813
	Measured and Indicated	100	80	178.2	178.2	0.46	0.46	821	821
Barro Alto						%Ni	%Ni		
Laterite	Measured			0.8	0.8	1.63	1.63	13	13
(Advanced project)	Indicated			21.2	21.2	1.36	1.36	288	288
	Measured and Indicated	100	100	22.0	22.0	1.36	1.36	301	301

Rounding of figures may cause computational discrepancies.

(1) Reported and Attributable (%) refers to 2004 only. For the 2003 Reported and Attributable figures, please refer to the previous Annual Report.
(2) Includes 100% of Ore Reserves and Mineral Resources of consolidated entities and the Group's share of joint ventures and associates where applicable. Where the Group's share is more than 50%, 100% of the Ore Reserves and Mineral Resources are reported.
(3) During 2004 approximately 0.2Mt @ 2% Ni was mined from Barro Alto and processed at the Codemin plant. This depletion is considered minor and is not reflected in this year's overall Reserve figures.
(4) During 2004 approximately 18 thousand tonnes @ 8% Zn of Proved Reserves were mined from Gamsberg via an exploration adit.

BASE METALS CONTINUED

The tonnage figures apply to each product.

Heavy Minerals Namakwa Sands – Ore Reserves[3]	Classification	Reported (%)[1]	Attributable (%)[1]	Tonnes (million)[2] 2004	Tonnes (million)[2] 2003	Grade 2004 %	Grade 2003 %	Contained product tonnes (million)[2] 2004	Contained product tonnes (million)[2] 2003
Ilmenite	Proved			182.7	114.4	4.2	4.2	7.7	4.8
	Probable			173.3	299.7	3.5	3.3	6.0	9.8
	Total	100	100	356.0	414.1	3.9	3.5	13.7	14.6
Zircon	Proved					1.1	1.2	2.0	1.4
	Probable					0.8	0.8	1.4	2.5
	Total					1.0	0.9	3.4	3.9
Rutile	Proved					0.2	0.3	0.4	0.3
	Probable					0.2	0.2	0.4	0.6
	Total					0.2	0.2	0.8	0.9

Namakwa Sands – Mineral Resources[4]	Classification	Reported (%)[1]	Attributable (%)[1]	Tonnes (million)[2] 2004	Tonnes (million)[2] 2003	Grade 2004 %	Grade 2003 %	Contained product tonnes (million)[2] 2004	Contained product tonnes (million)[2] 2003
Ilmenite	Measured			178.3	218.8	3.4	3.4	6.0	7.5
	Indicated			104.2	57.6	2.9	2.6	3.0	1.5
	Measured and Indicated	100	100	282.5	276.4	3.2	3.3	9.0	9.0
Zircon	Measured					0.8	0.8	1.3	1.7
	Indicated					0.8	0.9	0.8	0.5
	Measured and Indicated					0.8	0.8	2.1	2.2
Rutile	Measured					0.2	0.2	0.3	0.4
	Indicated					0.2	0.2	0.2	0.1
	Measured and Indicated					0.2	0.2	0.5	0.5

Rounding of figures may cause computational discrepancies.

[1] Reported and Attributable (%) – no change between 2003 and 2004.
[2] Includes 100% of Ore Reserves and Mineral Resources of consolidated entities and the Group's share of joint ventures and associates where applicable. Where the Group's share is more than 50%, 100% of the Ore Reserves and Mineral Resources are reported.
[3] The increase in Proved Ore Reserves was due to upgrading Probable Ore Reserves after the 2003 drilling campaign and conversion of Measured Resource. Some Probable Ore Reserves were transferred to Mineral Resources during the 2003 model update.
[4] The increase in Mineral Resources is due to transfer from Probable Ore Reserves after the 2003 model update.

FERROUS METALS AND INDUSTRIES

(stated as at 31 December 2004). The Group's Ore Reserve and Mineral Resource estimates were compiled in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (The JORC Code, 2004) as a minimum standard. Where relevant, the estimates were also prepared in compliance with regional codes and requirements (e.g. The South African Code for Reporting of Mineral Resources and Mineral Reserves, The SAMREC Code, 2000). The Mineral Resources are additional to the Ore Reserves, unless otherwise stated.

Ferrous Metals – Ore Reserves		Reported (%)[1]	Attributable (%)[1]	Tonnes (million)[2]		Grade		% Yield	
				2004	2003	2004	2003	2004	2003
	Classification					%Mn	%Mn		
Hotazel Manganese Mines (Mn)[3]									
Mamatwan	Proved			12.6	7.0	37.7	38.3		
	Probable			7.6	2.4	37.2	38.4		
	Total	40	40	20.2	9.4	37.5	38.3		
Wessels	Proved			0.9	1.1	48.0	48.0		
	Probable			4.1	5.2	48.0	48.2		
	Total	40	40	5.0	6.3	48.0	48.2		
						%Mn	%Mn		
GEMCO (Mn)[4]	Proved			23.7	16.2	46.3	48.1	49.0	43.8
	Probable			13.4	18.4	47.2	47.5	46.2	41.0
	Total	40	40	37.1	34.7	46.6	47.8	48.0	42.3
Highveld (Vanadium V_2O_5)[5]						$\%V_2O_5$	$\%V_2O_5$		
	Proved			23.1	11.4	1.69	1.69		
	Probable			3.5	21.7	1.70	1.70		
	Total	100	80	26.6	33.1	1.69	1.69		

Ferrous Metals – Mineral Resources		Reported (%)[1]	Attributable (%)[1]	Tonnes (million)[2]		Grade		% Yield	
				2004	2003	2004	2003	2004	2003
	Classification					%Mn	%Mn		
Hotazel Manganese Mines (Mn)[6]									
Mamatwan	Measured			13.7	7.4	37.7	38.8		
	Indicated			8.3	2.6	37.2	38.0		
	Measured and Indicated	40	40	22.0	10.0	37.5	38.6		
Wessels	Measured			1.7	2.5	48.0	48.0		
	Indicated			8.2	12.0	48.0	48.2		
	Measured and Indicated	40	40	9.9	14.5	48.0	48.2		
						%Mn	%Mn		
GEMCO (Mn)[7]	Measured			27.0	20.9	48.5	48.1	46.6	41.8
	Indicated			16.9	23.2	47.0	47.5	46.1	42.0
	Measured and Indicated	40	40	43.9	44.1	47.9	47.8	46.4	41.9
Highveld (Vanadium V_2O_5)[8]						$\%V_2O_5$	$\%V_2O_5$		
	Measured			49.8	51.5	1.70	1.70		
	Indicated			252.5	155.5	1.69	1.69		
	Measured and Indicated	100	80	302.3	207.0	1.69	1.70		
Zimbabwe Alloys (Cr_2O_3)[9]						$\%Cr_2O_3$	$\%Cr_2O_3$		
	Measured			0.7	0.6	39.3	39.1		
	Indicated			1.3	104.2	44.9	40.4		
	Measured and Indicated	100	100	1.9	104.8	43.0	40.4		

Rounding of figures may cause computational discrepancies.

(1) Reported and Attributable (%) refers to 2004 only. For the 2003 Reported and Attributable figures, please refer to the previous Annual Report.
(2) Includes 100% of Ore Reserves and Mineral Resources of consolidated entities and the Group's share of joint ventures and associates where applicable. Where the Group's share is more than 50%, 100% of the Ore Reserves and Mineral Resources are reported.
(3) Increase in Ore Reserves are mainly due to a change in cut-off grade policy. Mamatwan tonnages are stated as Wet Metric Tonnes, while Wessels is Dry Metric Tonnes.
(4) Grades reported are beneficiated (washed samples) grades, as beneficiated grades are used in mine scheduling, quality control and blending (rather than in situ grades) and as such reflect a mineral product grade. Yield cut-offs of 30% for massive manganese and 16% for loose pisolitic manganese are used in conjunction with lithology to further differentiate the ore/waste envelope.
(5) The Ore Reserve grades and tonnages are reported after crushing, washing and screening. Some Probable Ore Reserves were transferred to Mineral Resources as they do not fall within the current mining authorisation.
(6) Hotazel Manganese Mines report Measured and Indicated Mineral Resources as 'inclusive of those Mineral Resources modified to produce the Ore Reserve' (JORC). The increase in Mineral Resources is due to a lowering of the cut-off grade. Mamatwan tonnages are stated as Wet Metric Tonnes, while Wessels is Dry Metric Tonnes.
(7) GEMCO report Measured and Indicated Mineral Resources as 'inclusive of those Mineral Resources modified to produce the Ore Reserve' (JORC).
(8) The increase in Mineral Resources is due to the inclusion of underground resources after further investigation, and the transfer of Ore Reserves. A total of 58 million tons of resources are the subject of old order unused rights as defined in the Mineral and Petroleum Resources Development Act and will expire with effect from 1 May 2005 and the decision was taken not to convert these rights.
(9) Zimbabwe Alloys (ZAL) is primarily a smelting and refining company. It obtains its ore feed from tributors and small scale producers, some of whom mine from their own claims generating the Ore Reserves. The Indicated Resources include Eluvial Chromite Resources. The 2004 Mineral Resource tonnage does not include 103Mt of low carbon Cr_2O_3 material. The processing plant is optimised for high carbon Cr_2O_3. Currently it is not envisaged that ZAL will resume low carbon ferrochrome production.

ORE RESERVES AND MINERAL RESOURCES CONTINUED

FERROUS METALS AND INDUSTRIES CONTINUED

Kumba Resources Limited – Ore Reserves		Reported (%)[1]	Attributable (%)[1]	Mining Method	Tonnes (million) 2004	Tonnes (million) 2003	Grade 2004	Grade 2003	Saleable Product (thousand tonnes)[2] 2004	Saleable Product (thousand tonnes)[2] 2003
	Classification						%Zn	%Zn	zinc metal	zinc metal
Base Metals Rosh Pinah										
Zinc Reserves	Proved				**1.0**	1.6	**9.5**	7.0	**91**	112
	Probable				**2.7**	3.7	**10.9**	11.5	**299**	431
	Total	100	59.6	UG	**3.7**	5.3	**10.6**	10.2	**390**	543
Lead Reserves							%Pb	%Pb	lead metal	lead metal
	Proved						**2.7**	2.5	**26**	41
	Probable						**2.6**	2.7	**72**	102
	Total						**2.7**	2.7	**98**	143
Iron Ore Sishen Iron Ore Mine							%Fe	%Fe	Saleable Product (million tonnes)[2]	
	Proved				**510**	656	**63.6**	63.1	**436@ 66.3%Fe**	525@ 66.0%Fe
	Probable				**208**	132	**63.7**	62.7	**178@ 66.1%Fe**	103@ 65.8%Fe
	Total	100	52.4	OP	**717**	787	**63.6**	63.0	**614@ 66.3%Fe**	628@ 65.9%Fe
Thabazimbi Iron Ore Mine										
	Proved				**15**	15	**60.9**	63.0	**13@ 63.5%Fe**	13
	Probable				**1**	5	**61.5**	62.1	**1@ 64.1%Fe**	4
	Total	100	52.4	OP	**16**	20	**60.9**	62.8	**14@ 63.5%Fe**	17
Hope Downs (Hope 1) Advanced project[3]										
	Proved				**63**	63	**61.9**	61.9		
	Probable				**87**	87	**61.1**	61.1		
	Total	33.3	33.3	OP	**150**	150	**61.4**	61.4		
Coal – Reserves Grootegeluk Coal Mine									Saleable Product (million tonnes)[2]	
Coking Coal	Proved				**706**	768			**35**	39
	Probable				**67**	67			**5**	4
	Total	100	66.6	OP	**773**	835				
Thermal Coal	Proved								**264**	306
	Probable								**26**	28
Metallurgical Coal	Proved								**40**	43
	Probable								**0.7**	0.7
Total Saleable Product									**371**	421
Leeuwpan Coal Mine[4]										
Thermal and Metallurgical Coal	Proved				**111**	87			**57**	39
	Probable				**48**	48			**23**	18
	Total	100	66.6	OP	**159**	134			**80**	58

See footnotes on page 112.

Kumba Resources Limited – Ore Reserves continued	Classification	Reported (%)[1]	Attributable (%)[1]	Mining Method	Tonnes (million) 2004	Tonnes (million) 2003	Grade 2004	Grade 2003	Saleable Product[2] (thousand tonnes) 2004	Saleable Product[2] (thousand tonnes) 2003
Coal Reserves continued										
Tshikondeni Coal Mine										
Coking Coal	Proved				7.1	9.7			4.1	4.9
	Probable				–	–			–	–
	Total	100	66.6	OP	7.1	9.7			4.1	4.9
Inyanda Coal										
Advanced Project	Proved				4.9	–			3.4	–
A-grade export steam coal	Probable				–	–			–	–
	Total	33.3	33.3	OP	4.9	–			3.4	–
Mineral Sands[5]										
Hillendale Mine excluding Braeburn							% Heavy Minerals (%THM)			
	Proved				41	57	6.6	8.1		
	Probable				–	–	–	–		
	Total	100	53.7	OP	41	57	6.6	8.1		
% Ilmenite in THM										
	Proved						58.4	50.5		
	Probable						–	–		
	Total						58.4	50.5		
% Rutile in THM										
	Proved						–	–		
	Probable						3.2	2.4		
	Total						3.2	2.4		
% Zircon in THM										
	Proved						–	–		
	Probable						7.2	6.5		
	Total						7.2	6.5		
Fairbreeze A+B+C excluding Fairbreeze C extension							% Heavy Minerals (%THM)			
	Proved				138	120	6.1	5.3		
	Probable				20	38	4.2	7.6		
	Total	100	53.7	OP	158	158	5.9	5.9		
% Ilmenite in THM										
	Proved						59.7	59.0		
	Probable						49.1	51.2		
	Total						58.7	56.9		
% Rutile in THM										
	Proved						–	–		
	Probable						3.3	3.3		
	Total						3.3	3.3		
% Zircon in THM										
	Proved						–	–		
	Probable						8.1	8.1		
	Total						8.1	8.1		

See footnotes on page 112.

FERROUS METALS AND INDUSTRIES CONTINUED

Kumba Resources Limited – Ore Reserves continued	Reported (%)[1]	Attributable (%)[1]	Mining Method	Tonnes (million)[2] 2004	Tonnes (million)[2] 2003	Grade 2004	Grade 2003
Classification						% Ilmenite	
Mineral Sands continued							
Gravelotte Sand							
Proved				**52**	52	**11.0**	11.0
Probable				–	–	–	–
Total	100	53.7	OP	**52**	52	**11.0**	11.0
Coolijarloo Mine (Tiwest)						% Heavy Minerals (%THM)	
Proved				**7**	8	**2.9**	4.0
Probable				**23**	19	**2.5**	2.8
Total	17.2	17.2	OP	**30**	27	**2.6**	3.2
% Ilmenite in THM							
Proved						**60**	58
Probable						**61**	62
Total						**61**	61
% Rutile in THM							
Proved						**4.5**	4.4
Probable						**4.1**	4.1
Total						**4.2**	4.2
% Zircon in THM							
Proved						**10**	11
Probable						**10**	9
Total						**10**	10
Jurien (Tiwest) – Project						% Heavy Minerals (%THM)	
Proved				**2.4**	2.4	**6.3**	6.3
Probable				**0.3**	0.3	**6.6**	6.6
Total	17.2	17.2	OP	**2.7**	2.7	**6.3**	6.3
% Ilmenite in THM							
Proved						**55**	55
Probable						**54**	54
Total						**55**	55
% Rutile in THM							
Proved						**8.4**	8.4
Probable						**6.1**	6.1
Total						**8.1**	8.1
% Zircon in THM							
Proved						**11**	11
Probable						**7**	7
Total						**11**	11

See footnotes on page 112.

FERROUS METALS AND INDUSTRIES CONTINUED

Kumba Resources Limited – Ore Reserves continued	Classification	Reported (%)[1]	Attributable (%)[1]	Mining Method	Tonnes (million)[2] 2004	Tonnes (million)[2] 2003	Grade 2004	Grade 2003
							% Heavy Minerals (%THM)	
Mineral Sands continued								
Magnetic Minerals (Ticor Limited) – Project								
	Proved				–	–	–	–
	Probable				7.6	7.6	10.0	10.0
	Total	34.3	34.3	OP	7.6	7.6	10.0	10.0
% Ilmenite in THM								
	Proved						–	–
	Probable						48	48
	Total						48	48
% Rutile in THM								
	Proved						–	–
	Probable						7.0	7.0
	Total						7.0	7.0
% Zircon in THM								
	Proved						–	–
	Probable						10	10
	Total						10	10

	Classification	Reported (%)[1]	Attributable (%)[1]	Mining Method	Tonnes (million)[2] 2004	Tonnes (million)[2] 2003	Saleable Product (million tonnes)[2] 2004	Saleable Product (million tonnes)[2] 2003
Industrial Minerals								
Glen Douglas Dolomite Mine								
Metallurgical Dolomite	Proved				34	35		
	Probable				–	–		
	Total	100	66.6	OP	34	35		
Aggregate	Proved				12.2	18.4		
	Probable				–	–		
	Total	100	66.6	OP	12.2	18.4		
Bridgetown Dolomite								
Metallurgical Dolomite	Proved				2.6	2.4	1.5	–
	Probable				–	–	–	–
	Total	33.3	33.3	OP	2.6	2.4	1.5	–
Aggregate	Proved						1.0	–
	Probable						–	–
	Total						1.0	–

See footnotes on page 112.

ORE RESERVES AND MINERAL RESOURCES CONTINUED

FERROUS METALS AND INDUSTRIES CONTINUED

Kumba Resources Limited – Mineral Resources[6]	Classification	Reported (%)[1]	Attributable (%)[1]	Cut-off grade	Tonnes (million)[2] 2004	Tonnes (million)[2] 2003	Grade 2004	Grade 2003
							%Zn	%Zn
Base Metals								
Rosh Pinah								
Zinc Resources	Measured				2.3	2.0	8.2	8.4
	Indicated				3.5	3.8	11.0	12.6
	Measured and Indicated	100	59.7	UG	5.8	5.8	9.9	11.1
Lead Resources							%Pb	%Pb
	Measured						2.2	3.0
	Indicated						3.0	3.0
	Measured and Indicated						2.7	3.0
Iron Ore								
Sishen Iron Ore Mine							%Fe	%Fe
	Measured				754	975	65.2	65.1
	Indicated				636	411	64.8	64.6
	Measured and Indicated	100	52.4	OP	1,390	1,386	65.0	65.0
Thabazimbi Ore Mine								
	Measured				43	40	63.1	62.5
	Indicated				19	26	62.4	62.5
	Measured and Indicated	100	52.4	OP	63	67	62.9	62.5
Hope Downs (Hope 1) – Advanced Project[3]								
	Measured				66	66	62.1	62.1
	Indicated				97	97	61.1	61.1
	Measured and Indicated	33.3	33.3	OP	163	163	61.5	61.5
Sishen South[7] – Advanced Project								
	Measured				146	130	65.4	65.5
	Indicated				147	126	64.6	64.5
	Measured and Indicated	100	66.6	OP	293	256	65.0	65.0
Zandrivierspoort – Advanced Project								
	Measured				–	–	–	–
	Indicated				149	149	>35.0	>35.0
	Measured and Indicated	33.3	33.3	OP	149	149	>35.0	>35.0
Coal Resources								
Grootegeluk Coal Mine								
Raw Coal	Measured				1,463	1,521		
	Indicated				2,075	2,075		
	Measured and Indicated	100	66.6	OP	3,538	3,596		
Leeuwpan Coal Mine								
Raw Coal	Measured				187	160		
	Indicated				10	30		
	Measured and Indicated	100	66.6	OP	197	190		
Tshikondeni Coal Mine								
Raw Coal	Measured				27.2	30.0		
	Indicated				10.1	10.1		
	Measured and Indicated	100	66.6	OP	37.3	40.1		

See footnotes on page 112.

FERROUS METALS AND INDUSTRIES CONTINUED

Kumba Resources Limited – Mineral Resources[6] continued	Classification	Reported (%)[1]	Attributable (%)[1]	Cut-off grade	Tonnes (million)[2] 2004	Tonnes (million)[2] 2003
Coal Resources continued						
Moranbah South, Australia – Project						
Raw Coal	Measured				–	–
	Indicated				**586**	586
Measured and Indicated		100	66.6	OP	**586**	586
Inyanda Coal – Advanced Project						
Raw Coal	Measured				**5.1**	5.1
	Indicated				–	–
Measured and Indicated		33.3	33.3	OP	**5.1**	5.1
Strehla – Project						
Raw Coal	Measured				–	–
	Indicated				**22.5**	22.5
Measured and Indicated		100	66.6	OP	**22.5**	22.5

Kumba Resources Limited – Mineral Resources[6]	Classification	Reported (%)[1]	Attributable (%)[1]	Cut-off grade	Tonnes (million)[2] 2004	Tonnes (million)[2] 2003	Grade 2004 % Ilm	Grade 2003 % Ilm
Heavy Minerals								
Hillendale Mine[8] – including Braeburn[9]								
	Measured				**56**	75	**3.7**	3.8
	Indicated				–	–	–	–
Measured and Indicated		100	53.7	OP	**56**	75	**3.7**	3.8
Fairbreeze – including A+B+C+C extension[9]								
	Measured				**196**	140	**3.7**	2.8
	Indicated				**27**	75	**2.5**	4.6
Measured and Indicated		100	53.7	OP	**223**	215	**3.5**	3.5
Gravelotte Sand – in mining plan								
	Measured				**75**	75	**9.1**	9.1
	Indicated				–	–	–	–
Measured and Indicated		100	53.7	OP	**75**	75	**9.1**	9.1
KwaZulu-Natal[10] – Fairbreeze D and Block P								
	Measured				–	–	–	–
	Indicated				**50**	50	**3.0**	3.0
Measured and Indicated		100	53.7	OP	**50**	50	**3.0**	3.0
Eastern Cape – Nombanjana, Ngcizele and Sandy Point								
	Measured				**233**	233	**4.5**	4.5
	Indicated				–	–	–	–
Measured and Indicated		100	53.7	OP	**233**	233	**4.5**	4.5
Limpopo Sand – Letsitele Sand and Gravelotte Pebbles								
	Measured				**12.5**	12.5	**10.5**	10.5
	Indicated				–	–	–	–
Measured and Indicated		100	53.7	OP	**12.5**	12.5	**10.5**	10.5
Limpopo Rock – Letsitele Rock and Gravelotte Rock								
	Measured				–	–	–	–
	Indicated				**53.6**	53.6	**25.9**	25.9
Measured and Indicated		100	53.7	OP	**53.6**	53.6	**25.9**	25.9

See footnotes on page 112.

ORE RESERVES AND MINERAL RESOURCES CONTINUED

FERROUS METALS AND INDUSTRIES CONTINUED

Kumba Resources Limited – Mineral Resources[6] continued		Reported (%)[1]	Attributable (%)[1]	Cut-off grade	Tonnes (million)[2]		Grade	
					2004	2003	2004	2003
	Classification						% Heavy Minerals (%THM)	
Heavy Minerals continued								
Coolijarloo Mine, Tiwest								
	Measured				24	18	3.2	3.6
	Indicated				55	54	2.4	2.6
	Measured and Indicated	17.2	17.2	OP	79	72	2.6	2.8
Jurien, Tiwest								
	Measured				7.5	7.5	4.6	4.6
	Indicated				1.6	1.6	5.5	5.5
	Measured and Indicated	17.2	17.2	OP	9.1	9.1	4.8	4.7
Magnetic Minerals, Ticor								
	Measured				0.4	0.4	4.7	4.7
	Indicated				25.9	25.9	6.9	6.9
	Measured and Indicated	34.3	34.3	OP	26.3	26.3	6.6	6.6
	Classification						SiO_2%	SiO_2%
Industrial Minerals								
Glen Douglas Dolomite Mine								
Metallurgical Dolomite	Measured				186	187	<2.5	<2.5
	Indicated				–	–	–	–
	Measured and Indicated	100	66.6	OP	186	187	<2.5	<2.5
Aggregate	Measured				12.2	18.4		
	Indicated				–	–		
	Measured and Indicated	100	66.6	OP	12.2	18.4		
Bridgetown Dolomite Mine[11]								
Metallurgical Dolomite + Aggregate								
	Measured				2.7	2.5	<2.5	<2.5
	Indicated				–	–	–	–
	Measured and Indicated	33.3	33.3	OP	2.7	2.5	<2.5	<2.5

Rounding of figures may cause computational discrepancies.

OP = open pit UG = underground

(1) Reported and Attributable (%) refers to 2004 only. For the 2003 Reported and Attributable figures, please refer to the previous Annual Report.
(2) Includes 100% of Ore Reserves and Mineral Resources of consolidated entities and the Group's share of joint ventures and associates where applicable. Where the Group's share is more than 50%, 100% of the Ore Reserves and Mineral Resources are reported.
(3) Status may change pending Kumba's appeal regarding arbitration.
(4) Leeuwpan's Coal Reserves have increased by just over 18% as a result of an increase in yield made possible by changes in specifications required by clients.
(5) Kumba reports mineral sands Ore Reserves as the percentage total heavy minerals (% THM) within the Ore Reserves. Individual valuable heavy mineral portions are reported as a percentage of the total heavy minerals (except Gravelotte Sand which reports the percentage ilmenite in the Ore Reserve tonnage). Ilmenite is estimated with more confidence than rutile and zircon in some deposits, which is reflected in the classification.
(6) Kumba Resources report Mineral Resources 'as inclusive of those Mineral Resources modified to produce the Ore Reserve'.
(7) Increase is due to positive exploration drilling results, which led to the updating of Mineral Resource estimates.
(8) The change in estimated Mineral Resources is the result of additional drilling and subsequent orebody boundary revision.
(9) Braeburn and Fairbreeze C extension Mineral Resources subject to successful prospecting rights conversion.
(10) Prospecting rights on the KwaZulu deposits (Red Scar, Anmatikulu and Red Hill) have been relinquished due to disappointing exploration results.
(11) Plant fines from the production of metallurgical dolomite are sold as aggregate.

The ore reserves and mineral resources of the following operations were audited during 2004 by third party, independent auditors: Sishen and Inyanda.

INDUSTRIAL MINERALS

(stated as at 31 December 2004). The Group's Ore Reserve and Mineral Resource estimates were compiled in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (The JORC Code, 2004) as a minimum standard. Where relevant, the estimates were also prepared in compliance with regional codes and requirements (e.g. The South African Code for Reporting of Mineral Resources and Mineral Reserves, The SAMREC Code, 2000). The Mineral Resources are additional to the Ore Reserves, unless otherwise stated.

Phosphate products		Reported (%)[1]	Attributable (%)[1]	Tonnes (million)[2] 2004	2003	Grade 2004	2003
	Classification					$\%P_2O_5$	$\%P_2O_5$
Copebrás –	Proved[3]			52.6	100.8	12.9	13.3
Ore Reserves[2]	Probable			70.0	6.1	13.6	11.3
	Total	100	73	122.6	107.0	13.3	13.2
Copebrás –	Measured			4.6	9.6	12.9	13.9
Mineral Resources[2]	Indicated			27.8	11.4	13.6	11.3
	Measured and Indicated	100	73	32.4	21.0	13.5	12.5

Rounding of figures may cause computational discrepancies.

(1) Reported and Attributable (%) – no change between 2003 and 2004.
(2) The increase in Ore Reserves and additional Mineral Resources is due to a mining concession being granted for Area 5 during 2004 and the subsequent increase in the pit limits.
(3) A drilling grid of 50m x 50m is now required to classify reserves as Proved (and resources as Measured). This has resulted in a reduction of the Proved Reserves but the total Proved plus Probable Reserves is not affected.

ANGLO PAPER AND PACKAGING

The Mondi Group in South Africa owns and manages an attributable 294,412 (2003: 316,508) hectares of sustainable man-made forests. All of its producing forests have been certified by the Forestry Stewardship Council. The annual harvest is currently 4.9 million tonnes, with the Group procuring 1.24 million tonnes in order to supplement its internal requirements.

PRODUCTION STATISTICS

The figures below include the entire output of consolidated entities and the Group's share of joint ventures, joint arrangements and associates where applicable, except for Collahuasi in Base Metals which is quoted on a 100% basis.

	2004	2003
Anglo Platinum (troy ounces)[1][2]		
Platinum	2,498,200	2,356,100
Palladium	1,331,800	1,213,700
Rhodium	258,600	237,400
Nickel (tons)	22,700	22,500
AngloGold Ashanti (gold in troy ounces)[2]		
South Africa	3,079,000	3,281,000
Argentina	211,000	209,000
Australia	410,000	432,000
Brazil	334,000	323,000
Ghana	485,000	–
Guinea	83,000	–
Mali	475,000	577,000
Namibia	67,000	73,000
Tanzania	570,000	331,000
USA	329,000	390,000
Zimbabwe	9,000	–
	6,052,000	5,616,000
Gold Fields (gold in troy ounces)[2]		
Gold	207,000	870,500
Anglo Coal (tonnes)		
South Africa:		
Eskom	33,668,300	31,301,000
Trade – Thermal	18,648,600	18,600,200
Trade – Metallurgical	2,143,700	1,835,500
	54,460,600	51,736,700
Australia:		
Thermal	17,378,800	17,025,400
Metallurgical	8,203,800	9,100,000
	25,582,600	26,125,400
South America:		
Thermal	9,589,600	8,728,400
	89,632,800	86,590,500
Anglo Coal (tonnes)		
South Africa:		
Bank	2,733,100	3,225,000
Greenside	2,754,800	2,712,400
Goedehoop	6,462,100	5,961,500
Kriel	11,059,500	10,984,300
Kleinkopje	4,691,600	4,381,100
Landau	3,474,100	3,508,000
New Denmark	4,975,800	4,316,800
New Vaal	17,312,000	16,000,000
Nooitgedacht	676,600	647,600
Mafube	321,000	–
	54,460,600	51,736,700

(1) Includes Anglo Platinum's share, 44,500 ounces, of Northam Platinum Limited.
(2) See the published results of Anglo American Platinum Corporation Limited, Northam Limited, AngloGold Ashanti Limited and Gold Fields Limited for further analysis of production information.

			2004	2003
Anglo Coal (tonnes) (continued)				
Australia:				
Callide			9,355,300	8,520,600
Drayton			4,278,800	4,286,100
Dartbrook			2,268,100	2,432,500
German Creek			4,047,600	3,802,000
Jellinbah East			925,200	883,600
Moranbah			1,125,900	3,158,900
Dawson Complex			3,581,700	3,041,700
			25,582,600	26,125,400
South America:				
Carbones del Guasare			1,677,600	1,380,900
Carbones del Cerrejón			7,912,000	7,347,500
			9,589,600	8,728,400
Anglo Base Metals				
Copper				
Collahuasi				
100% basis (Anglo American 44%)				
Ore mined		tonnes	50,342,000	27,680,000
Ore processed	Oxide	tonnes	6,610,000	6,355,000
	Sulphide	tonnes	34,844,000	24,415,000
Ore grade processed	Oxide	%Cu	0.9	0.8
	Sulphide	%Cu	1.3	1.5
Production	Copper concentrate	dmt	1,280,400	861,600
	Copper cathode	tonnes	58,200	63,400
	Copper in concentrate	tonnes	422,800	331,300
Total copper production for Collahuasi		tonnes	481,000	394,700
Minera Sur Andes				
Los Bronces mine				
Ore mined		tonnes	20,995,000	20,901,000
Marginal ore mined		tonnes	29,187,000	23,676,000
Las Tortolas concentrator	Ore processed	tonnes	20,572,000	19,514,000
	Ore grade processed	%Cu	1.1	1.1
	Average recovery	%	89.5	87.1
Production	Copper concentrate	dmt	549,000	553,800
	Copper cathode	tonnes	31,800	27,700
	Copper in concentrate	tonnes	199,800	180,100
	Total	tonnes	231,600	207,800
El Soldado mine				
Ore mined	Open pit – ore mined	tonnes	4,971,000	3,188,000
	Open pit – marginal ore mined	tonnes	1,061,000	1,590,000
	Underground (sulphide)	tonnes	2,687,000	3,267,000
	Total	tonnes	8,719,000	8,045,000
Ore processed	Oxide	tonnes	661,000	531,000
	Sulphide	tonnes	6,976,000	6,581,000
Ore grade processed	Oxide	%Cu	1.4	1.7
	Sulphide	%Cu	1.1	1.1
Production	Copper concentrate	dmt	216,700	228,600
	Copper cathode	tonnes	8,100	8,000
	Copper in concentrate	tonnes	60,700	62,500
	Total	tonnes	68,800	70,500

PRODUCTION STATISTICS
CONTINUED

			2004	2003
Chagres Smelter				
Copper concentrates smelted		tonnes	**170,400**	165,500
Production	Copper blister/anodes	tonnes	**165,000**	160,100
	Acid	tonnes	**440,500**	436,700
Total copper production for the Minera Sur Andes group		tonnes	**300,400**	278,300
Mantos Blancos				
Mantos Blancos mine				
Ore processed	Oxide	tonnes	**4,476,000**	4,738,000
	Sulphide	tonnes	**4,103,000**	4,021,000
	Marginal ore mined	tonnes	**9,359,000**	8,819,000
Ore grade processed	Oxide	%Cu (Soluble)	**0.7**	0.7
	Sulphide	%Cu (Insoluble)	**1.0**	1.0
	Marginal ore	%Cu (Soluble)	**0.4**	0.4
Production	Copper concentrate	dmt	**94,400**	110,200
	Copper cathode	tonnes	**58,200**	51,600
	Copper in concentrate	tonnes	**36,700**	35,300
	Total	tonnes	**94,900**	86,900
Mantoverde mine				
Ore processed	Oxide	tonnes	**9,017,000**	9,001,000
	Marginal ore	tonnes	**7,028,000**	6,048,000
Ore grade processed	Oxide	%Cu (Soluble)	**0.7**	0.7
	Marginal ore	%Cu (Soluble)	**0.3**	0.3
Production	Copper cathode	tonnes	**60,100**	60,200
Black Mountain and Hudson Bay		tonnes	**79,500**	87,800
Other		tonnes	**19,400**	21,900
Total attributable copper production		tonnes	**766,000**	708,800
Nickel, Niobium and Mineral Sands				
Nickel				
Codemin				
Ore mined		tonnes	**403,000**	500,600
Ore processed		tonnes	**521,300**	530,300
Ore grade processed		% Ni	**1.4**	1.4
Production		tonnes	**6,500**	6,400
Loma de Níquel				
Ore mined		tonnes	**1,265,000**	1,208,000
Ore processed		tonnes	**1,204,000**	1,216,000
Ore grade processed		% Ni	**1.7**	1.7
Production		tonnes	**17,400**	17,200
Other		tonnes	**100**	1,300
Total attributable nickel production		tonnes	**24,000**	24,900
Niobium				
Catalão				
Ore mined		tonnes	**568,100**	559,100
Ore processed		tonnes	**572,500**	529,700
Ore grade processed		kg Nb/tonne	**11.04**	10.87
Production		tonnes	**3,500**	3,300

			2004	2003
Mineral Sands				
Namakwa Sands				
Ore mined		tonnes	**18,618,000**	16,739,000
Production	Ilmenite	tonnes	**320,600**	314,600
	Rutile	tonnes	**23,700**	20,400
	Zircon	tonnes	**119,100**	93,300
Smelter production	Slag tapped	tonnes	**169,300**	165,800
	Iron tapped	tonnes	**105,900**	105,900
Zinc and Lead				
Black Mountain				
Ore mined		tonnes	**1,518,000**	1,501,000
Ore processed		tonnes	**1,500,000**	1,449,000
Ore grade processed	Zinc	%Zn	**2.7**	2.6
	Lead	%Pb	**3.0**	3.3
	Copper	%Cu	**0.5**	0.5
Production	Zinc in concentrate	tonnes	**28,200**	25,900
	Lead in concentrate	tonnes	**37,500**	39,600
	Copper in concentrate	tonnes	**5,200**	4,700
Hudson Bay				
Ore mined		tonnes	**2,484,000**	2,206,000
Ore processed		tonnes	**2,419,000**	2,207,000
Ore grade processed	Copper	%Cu	**2.2**	1.9
	Zinc	%Zn	**5.2**	5.0
Concentrate treated	Copper	tonnes	**274,900**	273,000
	Zinc	tonnes	**216,500**	228,500
Production (domestic)	Copper	tonnes	**40,000**	39,400
	Zinc	tonnes	**105,200**	93,100
Production (total)	Copper	tonnes	**74,300**	83,100
	Zinc	tonnes	**107,000**	117,900
	Gold	ounces	**73,400**	57,500
	Silver	ounces	**1,020,900**	1,032,800
Lisheen				
Ore mined		tonnes	**1,475,000**	1,522,000
Ore processed		tonnes	**1,460,000**	1,521,000
Ore grade processed	Zinc	%Zn	**11.7**	12.3
	Lead	%Pb	**1.8**	2.1
Production	Zinc in concentrate	tonnes	**156,300**	169,300
	Lead in concentrate	tonnes	**17,200**	20,800
Skorpion				
Ore mined		tonnes	**1,304,000**	673,000
Ore processed		tonnes	**1,187,000**	619,000
Ore grade processed	Zinc	%Zn	**12.3**	12.0
Production	Zinc	tonnes	**119,200**	47,400
Total attributable zinc production		tonnes	**410,700**	360,500

PRODUCTION STATISTICS
CONTINUED

	2004	2003
Anglo Industrial Minerals (tonnes)		
Aggregates	70,448,300	67,158,100
Lime products	1,185,700	893,800
Concrete (m^3)	8,310,800	7,874,600
Sodium tripolyphosphate	115,700	88,800
Phosphates	1,169,300	1,040,300
Anglo Ferrous Metals and Industries (tonnes)		
Kumba Resources Limited		
Iron ore production		
Lump	18,248,000	18,172,000
Fines	11,864,000	11,421,000
Total iron ore	30,112,000	29,593,000
Coal		
Power station coal	14,017,000	13,869,000
Coking coal	2,409,000	2,162,000
Steam coal	3,018,000	2,933,000
Total coal	19,444,000	18,964,000
Zinc metal	116,000	112,000
Heavy minerals[(1)]		
Ilmenite	498,000	393,000
Scaw Metals		
Rolled products	458,000	352,000
Cast products	110,000	115,000
Grinding media	429,000	389,000
Highveld Steel		
Rolled products	674,013	578,035
Continuous cast blocks	922,477	877,405
Vanadium slag	67,587	69,814
Samancor		
Chrome ore	1,155,000	1,127,400
Chrome alloys	378,600	407,700
Manganese ore (mtu m)	106	76
Manganese alloys	321,100	288,200
Zimbabwe Alloys		
Chrome alloys	31,000	39,000
Tongaat-Hulett		
Sugar	756,000	843,000
Aluminium	162,000	147,000
Starch and glucose	576,000	610,000
Hippo Valley		
Sugar	200,000	224,000
Terra[(2)]		
Ammonia	550,200	677,000
Nitrogen solutions	1,497,200	1,862,400
Urea	163,600	264,500
Ammonium nitrate	387,400	452,800

(1) Further details of heavy minerals production are available in Kumba's annual report.
(2) Terra was sold effective December 2004.

		2004	2003
Anglo Paper and Packaging			
Mondi Packaging			
Packaging papers	tonnes	**2,600,291**	2,010,423
Corrugated board and boxes	m m^2	**2,103**	1,386
Paper sacks	m units	**3,251**	2,723
Coating and release liners	m m^2	**1,661**	1,584
Pulp – external	tonnes	**153,045**	143,855
Mondi Business Paper			
Uncoated wood free paper	tonnes	**1,881,851**	1,583,496
Pulp – external	tonnes	**53,142**	109,811
Wood chips	green metric tonnes	**2,125,858**	2,122,470
Mondi Packaging South Africa			
Packaging papers	tonnes	**365,557**	370,917
Corrugated board and boxes	m m^2	**335**	297
Newsprint and other			
Newsprint (attributable share)	tonnes	**550,986**	572,054
Mining timber	tonnes	**154,727**	158,640

EXCHANGE RATES AND COMMODITY PRICES

	2004	2003
US dollar exchange rates		
Average spot prices for the period		
South African rand	6.44	7.55
Sterling	0.55	0.61
Euro	0.80	0.88
Australian dollar	1.36	1.53
Chilean peso	609	690
Closing spot prices		
South African rand	5.65	6.67
Sterling	0.52	0.56
Euro	0.74	0.79
Australian dollar	1.28	1.33
Chilean peso	556	593

	2004	2003
Commodity prices		
Average market prices for the period		
Gold – US$/oz	409	363
Platinum – US$/oz	847	692
Palladium – US$/oz	231	201
Rhodium – US$/oz	991	530
Copper – US cents/lb	130	81
Nickel – US cents/lb	628	437
Zinc – US cents/lb	48	38
Lead – US cents/lb	40	23
Iron ore – lumpy - US$/t	26	20
Ferrovanodium – US$/t	20	10
Mc – Ferromanganese - US$/t	1,207	707
European eucalyptus pulp price – US$/t	520	500

KEY FINANCIAL DATA

US$ million (unless otherwise stated)	2004	2003[1]	2002[1]	2001[1][2]	2000[1][2]	1999[1][2]
Group turnover including share of joint ventures and associates	31,795	24,909	20,497	19,282	20,570	19,245
Less: Share of joint ventures' turnover	(1,195)	(1,060)	(1,066)	(1,109)	(1,590)	(1,720)
Share of associates' turnover	(5,670)	(5,212)	(4,286)	(3,387)	(4,156)	(5,947)
Group turnover – subsidiaries	24,930	18,637	15,145	14,786	14,824	11,578
Operating profit before exceptional items	4,572	2,892	3,332	3,298	3,479	2,141
Operating exceptional items[3]	(92)	(286)	(81)	(513)	(433)	–
Total operating profit[3]	4,480	2,606	3,251	2,785	3,046	2,141
Non-operating exceptional items[3]	520	386	64	2,148	490	410
Net interest (expense)/investment income	(359)	(319)	(179)	130	308	265
Profit on ordinary activities before taxation	4,641	2,673	3,136	5,063	3,844	2,816
Taxation on profit on ordinary activities	(1,280)	(749)	(1,042)	(1,247)	(1,143)	(538)
Taxation on exceptional items	1	13	(3)	(147)	–	18
Equity minority interests	(449)	(345)	(528)	(584)	(818)	(758)
Profit for the financial year	2,913	1,592	1,563	3,085	1,883	1,538
Headline earnings	2,689	1,694	1,759	1,681	1,927	1,296
Earnings per share ($)[4]	2.03	1.13	1.11	2.09	1.20	1.00
Headline earnings per share ($)[4]	1.88	1.20	1.25	1.14	1.23	0.84
Dividend per share (US cents)	70.0	54.0	51.0	49.0	47.5	37.5
Basic number of shares outstanding (million)[4]	1,434	1,415	1,411	1,474	1,567	1,540
EBITDA[5]	7,110	4,785	4,792	4,647	4,688	3,113
EBITDA interest cover[6]	14.9	12.7	20.0	31.2	–	–
Operating margin (before exceptional items)	14.4%	11.6%	16.3%	17.1%	16.9%	11.1%
Dividend cover (based on headline earnings)	2.7	2.2	2.5	2.3	2.6	2.2
Balance Sheet						
Intangible and tangible fixed assets	33,745	26,646	18,841	12,870	14,315	11,110
Investments	6,731	7,206	6,746	4,873	7,234	7,644
Working capital	2,249	1,903	822	282	971	914
Provisions for liabilities and charges	(4,986)	(3,954)	(2,896)	(2,194)	(2,594)	(2,604)
Net (debt)/funds	(8,121)	(8,633)	(5,578)	(2,018)	(3,590)	81
Equity minority interests	(4,445)	(3,396)	(2,304)	(1,607)	(2,212)	(2,477)
Non-equity minority interests	(175)	–	–	–	–	–
Total shareholders' funds (equity)	24,998	19,772	15,631	12,206	14,124	14,668
Total capital[7]	37,739	31,801	23,513	15,831	19,926	17,064
Net cash inflow from operating activities	4,773	3,184	3,618	3,539	2,959	1,850
Dividends received from joint ventures and associates	408	426	258	258	258	209
Return on capital employed[8]	13.4%	10.7%	17.5%	19.0%	19.5%	13.2%
EBITDA/average total capital	20.4%	17.3%	24.4%	26.0%	25.3%	18.8%
Net debt/(funds) to total capital	21.5%	27.1%	23.7%	12.7%	18.0%	(0.5%)

[1] The comparative years have been restated to reflect the adoption of UITF abstract 38 'Accounting for ESOP trusts'.
[2] 1999, 2000 and 2001 have been restated for the adoption of FRS 19.
[3] As first noted in 2002, operating profit for 2000 has been restated for the reclassification of the loss of $167 million arising on the anticipated disposal of Terra Industries Inc. The disposal did not proceed and the loss has therefore been reclassified into operating exceptional items as an impairment.
[4] 2000 and 1999 have been restated to reflect the three-for-one bonus issue in May 2001.
[5] EBITDA is operating profit before exceptional items plus depreciation and amortisation in subsidiaries and share of EBITDA of joint ventures and associates.
[6] EBITDA interest cover is EBITDA divided by net interest expense, excluding other net financial income (2004: $119 million) and exceptional financing charges (2004: nil). EBITDA interest cover for 2002 is annualised to account for acquisitions during the year. The actual EBITDA interest cover for 2002 was 25.5 times. For 2000 and 1999 EBITDA interest cover is not applicable as the Group was a net interest recipient after adjusting for other net financial income.
[7] Total capital is the sum of shareholders' funds, net debt and minority interests.
[8] Return on capital employed is calculated as total operating profit before impairments for the year divided by the average total capital less other investments and adjusted for impairments.

SUMMARY BY BUSINESS SEGMENT

US$ million (unless otherwise stated)	Turnover[1] 2004	Turnover[1] 2003	TC/RCs[1] 2004	TC/RCs[1] 2003	EBITDA[2] 2004	EBITDA[2] 2003	Operating profit/(loss) 2004	Operating profit/(loss) 2003	Headline earnings/(loss) 2004	Headline earnings/(loss) 2003
Platinum	**3,120**	2,278	**–**	–	**867**	673	**537**	433	**239**	205
Platinum	**3,120**	2,278	**–**	–	**867**	673	**537**	447	**239**	205
Exceptional items							**–**	(14)		
Gold	**2,409**	2,041	**–**	–	**701**	642	**262**	326	**158**	167
Gold	**2,409**	2,041	**–**	–	**701**	642	**263**	369	**158**	167
Exceptional items							**(1)**	(43)		
Diamonds	**3,177**	2,967	**–**	–	**688**	638	**586**	562	**381**	386
Coal	**2,382**	1,851	**–**	–	**686**	505	**487**	333	**351**	232
South Africa	**1,109**	843	**–**	–	**297**	175	**244**	133	**162**	79
Australia	**840**	739	**–**	–	**184**	219	**79**	130	**73**	94
South America	**433**	269	**–**	–	**205**	111	**164**	70	**116**	59
Base Metals	**3,517**	2,126	**197**	169	**1,626**	569	**1,038**	78	**1,042**	206
Copper	**2,247**	1,247	**94**	79	**1,252**	447	**1,046**	269	**871**	216
Collahuasi	**650**	323	**39**	34	**412**	162	**345**	106	**279**	78
Minera Sur Andes	**1,034**	587	**44**	33	**608**	216	**511**	129	**430**	111
Mantos Blancos	**475**	277	**11**	12	**225**	65	**195**	35	**163**	28
Palabora and other	**88**	60	**–**	–	**7**	4	**(5)**	(1)	**(1)**	(1)
Nickel, Niobium, Mineral Sands	**528**	372	**–**	–	**273**	151	**224**	106	**172**	76
Catalão	**44**	39	**–**	–	**29**	23	**26**	20	**27**	18
Codemin	**89**	56	**–**	–	**48**	26	**44**	22	**30**	16
Loma de Níquel	**247**	136	**–**	–	**158**	73	**137**	52	**103**	41
Namakwa Sands	**146**	124	**–**	–	**37**	19	**16**	3	**11**	(6)
Nkomati and other	**2**	17	**–**	–	**1**	10	**1**	9	**1**	7
Zinc	**741**	506	**103**	90	**131**	(1)	**38**	(62)	**31**	(65)
Black Mountain	**74**	62	**25**	22	**2**	(5)	**(3)**	(7)	**(2)**	(6)
Hudson Bay	**405**	294	**–**	–	**78**	(9)	**37**	(59)	**31**	(63)
Lisheen	**189**	150	**78**	68	**29**	13	**17**	4	**16**	4
Skorpion	**73**	–	**–**	–	**22**	–	**(13)**	–	**(14)**	–
Other	**1**	1	**–**	–	**(30)**	(28)	**(33)**	(27)	**(32)**	(21)
Exceptional items							**(237)**	(208)		
Industrial Minerals	**3,858**	3,318	**–**	–	**624**	557	**337**	325	**267**	270
Tarmac	**3,596**	3,129	**–**	–	**543**	510	**280**	290	**238**	256
Copebrás	**262**	189	**–**	–	**81**	47	**66**	35	**29**	14
Exceptional items							**(9)**	–		
Ferrous Metals and Industries	**6,520**	4,367	**–**	–	**1,249**	441	**1,050**	208	**480**	107
Kumba	**1,413**	332	**–**	–	**329**	67	**205**	33	**72**	18
Highveld Steel	**775**	488	**–**	–	**222**	29	**168**	11	**92**	5
Scaw Metals	**910**	670	**–**	–	**123**	86	**101**	70	**72**	55
Samancor Group	**821**	499	**–**	–	**268**	78	**236**	41	**162**	10
Boart Longyear	**872**	665	**–**	–	**102**	63	**67**	33	**35**	21
Tongaat-Hulett	**1,121**	994	**–**	–	**116**	50	**69**	10	**21**	(10)
Terra	**598**	654	**–**	–	**92**	67	**53**	14	**29**	7
Other	**10**	65	**–**	–	**(3)**	1	**(4)**	(4)	**(3)**	1
Exceptional items							**155**	–		
Paper and Packaging	**6,919**	5,628	**–**	–	**996**	976	**559**	656	**381**	425
Mondi Packaging	**3,766**	2,885	**–**	–	**535**	488	**284**	302	**193**	162
Mondi Business Paper	**2,003**	1,693	**–**	–	**352**	388	**209**	294	**148**	207
Other	**1,150**	1,050	**–**	–	**109**	100	**66**	60	**40**	56
Exploration	**–**	–	**–**	–	**(120)**	(104)	**(120)**	(125)	**(91)**	(83)
Exploration	**–**	–	**–**	–	**(120)**	(104)	**(120)**	(105)	**(91)**	(83)
Exceptional items							**–**	(20)		
Corporate	**90**	333	**–**	–	**(207)**	(112)	**(256)**	(190)	**(519)**	(221)
Gold Fields[3]	**90**	333	**–**	–	**19**	72	**7**	28	**6**	35
Other	**–**	–	**–**	–	**(226)**	(184)	**(263)**	(217)	**(525)**	(256)
Exceptional items							**–**	(1)		
Less TC/RC charges[1]	**(197)**	–	**–**	–	**–**	–	**–**	–	**–**	–
	31,795	24,909	**197**	169	**7,110**	4,785	**4,480**	2,606	**2,689**	1,694

[1] Turnover includes share of joint ventures and associates. Base Metals' turnover is shown before deduction of treatment charges and refining charges (TC/RCs) in 2004. Refer to note 2 for further details.
[2] EBITDA is operating profit before exceptional items plus depreciation and amortisation in subsidiaries and share of EBITDA of joint ventures and associates.
[3] The Group disposed of its holding in Gold Fields Limited in March 2004.

SHAREHOLDER INFORMATION

ANNUAL GENERAL MEETING

11:00 am on Wednesday, 20 April 2005, at
The Conference Centre
Church House
Dean's Yard
London SW1P 3NZ

SHAREHOLDERS' DIARY 2005/6

Interim results	August 2005
Interim dividend payable	September 2005
Financial year end	31 December 2005
Annual results announcement	February 2006
Annual Report	March 2006
Annual General Meeting	April 2006
Final dividend payable	April 2006

ENQUIRIES

Queries relating to Anglo American plc should be addressed to the Company Secretary or the Investor and Corporate Affairs Department at the following address:

Registered and Head Office
Anglo American plc
20 Carlton House Terrace
London SW1Y 5AN, England
Telephone +44 (0)20 7968 8888
Fax +44 (0)20 7968 8500
Registered number 3564138
Website: **www.angloamerican.co.uk**

If you have any questions about your shareholding or dividend, please contact the Registrars at the relevant address below:

UK Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA, England
Telephone, from the UK 0870 609 2286
Telephone, from overseas +44 121 415 7558

Transfer Secretaries in South Africa
Ultra Registrars (Pty) Limited
11 Diagonal Street
Johannesburg 2001, South Africa
(PO Box 4844, Johannesburg 2000)
Telephone +27 (0)11 834 2266

OTHER ANGLO AMERICAN PUBLICATIONS

- **2004 Annual Report**
- **2004 Interim Report**
- **2004/5 Fact Book**
- **2004 Notice of AGM and Shareholder Information Booklet**
- **2004 Report to Society**
- **Investing in the future – Black Economic Empowerment**
- **Good Neighbours: Our Work With Communities**
- **Good Citizenship: Our Business Principles**
- **Optima – Anglo American's current affairs journal**

If you would like to receive copies of Anglo American's publications, please write to:

Investor and Corporate Affairs Department
Anglo American plc
20 Carlton House Terrace
London SW1Y 5AN, England

Alternatively, publications can be ordered online at:
http://www.angloamerican.co.uk/investor/reqreport.asp

The 2004 Annual Review and the booklet containing the Notice of AGM and other shareholder information are available free of charge from the Company, its UK Registrars and South African Transfer Secretaries.

CHARITABLE PARTNERS
This is just a selection of the charities which we have worked with in 2004:


MILLENNIUM
SEED BANK
PROJECT
Kew


THE
BRITISH
MUSEUM


care


SIGHT SAVERS
INTERNATIONAL


Creating opportunities with disabled people
LEONARD CHESHIRE



Designed and produced by
Addison Corporate Marketing.
Printed by St. Ives Westerham Press.

The paper used in this report is made
from virgin wood fibre sourced from
fully sustainable forests. It is a Totally
Chlorine-Free (TCF) product.

ANGLO AMERICAN plc
20 Carlton House Terrace
London SW1Y 5AN
England

Telephone +44 (0)20 7968 8888
Fax +44 (0)20 7968 8500
Registered number 3564138

www.angloamerican.co.uk


ANGLO
AMERICAN

ANGLO AMERICAN NOTICE OF ANNUAL GENERAL MEETING SHAREHOLDER INFORMATION 2005



ANGLO AMERICAN

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting of shareholders of Anglo American plc will be held at The Conference Centre, Church House, Dean's Yard, Westminster, London SW1P 3NZ at 11:00 am on Wednesday, 20 April 2005 for the following business:

ORDINARY BUSINESS

1 To receive and adopt the financial statements comprising the consolidated financial statements of the Anglo American Group and the unconsolidated financial statements of Anglo American plc incorporated therein and the reports of the directors and auditors for the year ended 31 December 2004.

2 To declare a final dividend of 51 US cents per ordinary share, which, together with the interim dividend declared in August and paid in September 2004, will result in a total dividend in respect of the year ended 31 December 2004 of 70 US cents per ordinary share.

3 In accordance with the provisions of the Articles of Association of the Company, and upon the recommendation of the board, to elect Mr R Médori[1] as a director with effect from 1 June 2005.

4 In accordance with the provisions of the Articles of Association of the Company, and upon the recommendation of the board, to elect Mr R C Alexander[2] as a director.

5 In accordance with the provisions of the Articles of Association of the Company, and upon the recommendation of the board, to elect Mr D A Hathorn[3] as a director.

6 In accordance with the provisions of the Articles of Association of the Company, and upon the recommendation of the board, to elect Mr S R Thompson[3] as a director.

7 In accordance with the provisions of the Articles of Association of the Company, and upon the recommendation of the board, to re-elect Mr R M Godsell as a director.

8 In accordance with the provisions of the Articles of Association of the Company, and upon the recommendation of the board, to re-elect Mr A J Trahar as a director.

9 In accordance with the provisions of the Articles of Association of the Company, and upon the recommendation of the board, to re-elect Professor K A L M Van Miert as a director.

10 To re-appoint Deloitte & Touche LLP auditors for the ensuing year.

11 To authorise the directors to determine the remuneration of the auditors.

12 To approve the directors' remuneration report for the year ended 31 December 2004 set out in the Annual Report.

SPECIAL BUSINESS

To consider and, if thought fit, to pass the following resolutions which will be proposed, as to resolution 13 as an ordinary resolution and, as to resolutions 14 and 15, as special resolutions.

ORDINARY RESOLUTION

13 That the authority to allot relevant securities conferred on the directors by Article 9.2 of the Company's Articles of Association be renewed until the date of the annual general meeting in 2006 up to an aggregate nominal amount of US$248,500,000 (497 million ordinary shares).

SPECIAL RESOLUTIONS

14 That subject to the passing of ordinary resolution 13 set out in this notice, the power to allot equity securities wholly for cash conferred on the directors by Article 9.3 of the Company's Articles of Association be renewed for the period referred to in such resolution up to an aggregate nominal amount of US$37,250,000 (74.5 million ordinary shares).

15 That the Company be and is generally and unconditionally authorised for the purpose of Section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of US$0.50 each in the capital of the Company provided that:

(a) the maximum number of ordinary shares of US$0.50 each in the capital of the Company authorised to be acquired is 149 million;

(b) the minimum price which may be paid for an ordinary share is US$0.50, which amount shall be exclusive of expenses;

(c) the maximum price which may be paid for an ordinary share is an amount (exclusive of expenses) equal to 105% of the average of the middle market quotation for an ordinary share, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased; and

(d) the authority hereby conferred shall expire at the conclusion of the annual general meeting of the Company to be held in 2006 (except in relation to the purchase of ordinary shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

By order of the board of directors:

Nicholas Jordan
Company Secretary
Anglo American plc
20 Carlton House Terrace
London SW1Y 5AN
Registered Number 3564138
21 March 2005

(1) René Médori, PhD, 47. Proposed for election as a director with effect from 1 June 2005, with the intention that he will take over as finance director from Tony Lea on 1 September 2005. He is currently finance director of The BOC Group plc and is a non-executive director of Scottish and Southern Energy plc as well as Afrox Ltd and Afrox Hospitals Ltd in South Africa. Prior to joining BOC, he worked for Arthur Andersen and the Schlumberger Group.

(2) Ralph C Alexander, MA, 49. Proposed for election as a director with effect from 20 April 2005. Currently CEO of BP Petrochemicals. He joined BP in 1982 where his career has encompassed experience in Latin America, Africa, China and Russia including positions as executive vice president and chief executive, Gas Power and Renewables and group vice president, Upstream, responsible for Russia. From 1977 to 1982 he worked for Exxon.

(3) For biographical details, see page 14 of the Annual Review 2004.

A poll will be held at the Annual General Meeting on each of the resolutions referred to above.

Any shareholder may, in writing, appoint a proxy, who need not be a shareholder, to represent him/her at any general meeting. Any company, being a shareholder, may execute a form of proxy under the hand of a duly authorised officer or may authorise in writing such person as it thinks fit to act as its representative at the meeting subject to the production to the Company of such evidence of authority as the board may require. The instrument appointing a proxy, and the written authority of a representative, together with evidence of the authority of the person by whom the proxy is signed (except in the case of a proxy signed by the shareholder) shall be deposited at the Registered Office of the Company or the office of the UK Registrars or the Transfer Secretaries in South Africa, 48 hours (in the UK or South Africa as the case may be) before the time for the holding of the meeting or adjourned meeting at which the person named in such instrument proposes to vote. Entitlement to attend and vote at the meeting, and the number of votes which may be cast thereat, will be determined by reference to the Company's register of members at 6:00 pm on 18 April 2005 or, if the meeting is adjourned, 48 hours before the time fixed for the adjourned meeting (as the case may be).

The following paragraphs apply to facilities available only to shareholders on the principal (UK) register.

INTERNET PROXY APPOINTMENT

*You may appoint a proxy and/or indicate your intention to attend the meeting by logging on to **www.sharevote.co.uk** and following the instructions on the screen. You will need your Reference Number (the 24-digit number printed below your name and address on the accompanying **Admission Card/Form of Proxy**).*

Any electronic communication that is found to contain a computer virus will not be accepted.

*This internet service is governed by Lloyds TSB Registrars' conditions of use, which can be seen at **www.sharevote.co.uk**.*

TELEPHONE PROXY APPOINTMENT

You may appoint a proxy and/or indicate your intention to attend the meeting using the Lloyds TSB Registrars' telephone proxy appointment and voting instruction service ("Telephone Service") by calling 0870 609 2286 (or +44 121 4157558 from outside the UK) before 11.00 am on 18 April 2005.

Lines will be open from 8.30 am to 5.30 pm, Monday to Friday.

You should read the Conditions of the Telephone Service carefully before calling.

Information needed for the Telephone Service:

- *your Reference Number – the 24-digit number printed below your name and address on the **Admission Card/Form of Proxy**;*
- *your Card ID and Account Numbers – printed alongside your Reference Number on the **Admission Card/Form of Proxy**;*
- *the name of the person you wish to appoint as your proxy, if not the Chairman; and*
- *your instructions on how you wish to vote on each resolution at the AGM.*

Conditions of the Telephone Service

The use of the Telephone Service by the Company's shareholders is governed by Lloyds TSB Registrars' conditions of use of the service.

These conditions are legally binding and should be read carefully before using the Telephone Service.

Confirmations

Use of the Reference Number will be treated as confirming that the user:

- *is registering to use the Telephone Service;*
- *has the right to vote their shares and/or give instructions; and*
- *has read, understood and agreed to be bound by these conditions of use.*

Reference Number and security

Your Reference Number should be disclosed to someone else only if you want that person to access the Telephone Service on your behalf, and you have given that person power of attorney to do so. Corporate shareholders should note that revealing their Reference Number to a client may enable that client to use the Telephone Service in respect of the entire position.

Authority given by use of the Reference Number

Lloyds TSB Registrars and/or the Company ("Recipient Companies") will be entitled to act on instructions received via the Telephone Service by the use of a Reference Number without obtaining any further written or other confirmation, even if those instructions are not actually given or authorised by the shareholder, participant or duly authorised attorney. However, written confirmation of appointments may be insisted upon and additional security checks may be made where it is reasonably believed they are justified.

Availability of Telephone Service

Lloyds TSB Registrars will make all reasonable efforts to ensure that the Telephone Service is available during the times specified in the voting documentation, but circumstances beyond their control may mean that this is not possible.

Limitation of liability

None of the Recipient Companies is liable for any direct loss or damage resulting from making the Telephone Service available, unless directly caused by its negligence, fraud or deliberate default. Each of the Recipient Companies' liability for consequential and indirect losses is excluded (except in the case of fraud). None of the Recipient Companies will have any liability for instructions accepted via the Telephone Service in good faith.

Record keeping

Lloyds TSB Registrars may record all telephone conversations in connection with the Telephone Service and will keep all records of proxy appointments and other instructions given via the Telephone Service for up to one year.

Law

English law will govern these conditions of use and users of the service submit to the jurisdiction of the English Courts in connection with any dispute.

CREST ELECTRONIC PROXY APPOINTMENT

CREST members wishing to appoint a proxy using the CREST electronic proxy appointment service may do so by using the procedures set out in the CREST manual. If you are a CREST personal member, a CREST sponsored member, or a CREST member who has appointed a voting service provider (collectively known as "appointor members"), you should refer to your CREST sponsor or voting service provider(s), who can take the appropriate action for you.

So that a CREST proxy appointment or instruction to a proxy can be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in compliance with CRESTCo's specifications and must contain the necessary information, described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so that Lloyds TSB Registrars (ID 7RA01) receive it by 11.00 am on 18 April 2005. The time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by asking CREST in the way CREST require.

CRESTCo does not make available special procedures in CREST for any particular messages, so normal system timings and limitations apply to the input of CREST Proxy Instructions. CREST members (or appointor members) are responsible for taking (or arranging for their CREST sponsor or voting service provider(s) to take) any necessary action to ensure that a message is transmitted by means of the CREST system by any particular time. There are practical limitations of the CREST system and timings which you and your CREST sponsors or voting service provider(s) need to consider.

The Company can treat as invalid a CREST Proxy Instruction in the circumstances permitted by legislation (Regulation 35(5) (a) of the Uncertificated Securities Regulations 2001).

SHAREHOLDER INFORMATION

SHAREHOLDING ENQUIRIES

Enquiries relating to shareholdings should be made to the Company's UK Registrars, Lloyds TSB or the South African Transfer Agents, Ultra Registrars, at the relevant address below:

UK Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
England
Telephone:
In the UK: 0870 609 2286
From overseas: +44 121 415 7558

Transfer Secretaries In South Africa
Ultra Registrars (Pty) Ltd
11 Diagonal Street
Johannesburg, South Africa
(P O Box 4844 Johannesburg 2000)
Telephone: +27 (0) 11 834 2266
Fax: +27 (0) 11 834 4398

Shareholders on the UK principal register can access information on their shareholding via Lloyds TSB Registrars' website at: **www.shareview.co.uk**

Enquiries on other matters should be addressed to the Company Secretary or the Investor and Corporate Affairs Department at the following address:

Registered and Head Office
Anglo American plc
20 Carlton House Terrace
London SW1Y 5AN
England
Telephone: +44 (0)20 7968 8888
Fax: +44 (0)20 7968 8500
Registered number: 3564138
Website: **www.angloamerican.co.uk**

ELECTRONIC COMMUNICATION/PROXY VOTING

Shareholders may elect to receive communications from the Company electronically. Numerous benefits arise from this form of communication, not least of which is the reduction in paper usage in line with the Company's commitment to minimise consumption of natural resources and waste generation.

Shareholders who elect to receive communications electronically will receive future Annual Reviews and/or Reports and Accounts and all other communications by this method and will also be able to give proxy appointment and voting instructions online. In addition shareholders on the UK principal register will be able to appoint a proxy and give voting instructions by telephone to Lloyds TSB Registrars on the numbers stated above. The Company has also arranged for proxy appointments to be effected by means of the CREST electronic proxy appointment service. The instructions to effect electronic proxy and telephone voting are contained in the Notice of Annual General Meeting.

Shareholders in South Africa who hold their shares through the STRATE system and who elect to receive annual reports, will be sent a voting instruction form to enable them to instruct their Central Securities Depositary Participant as to how they wish their votes to be cast at the annual general meeting.

Those shareholders who wish to elect to receive communications electronically should do so via the Lloyds TSB Registrars' website, www.shareview.co.uk. It is necessary to have an internet-enabled PC with Internet Explorer 4 or Netscape 4 or above. It is also necessary to have a Shareholder Reference Number available when logging in. This number is shown on share certificates, proxy cards and dividend tax vouchers.

DIVIDENDS

Dividends are declared in United States currency but are also payable in pounds sterling, euros and South African rand.

Shareholders with registered addresses in the United Kingdom are paid their dividends in pounds sterling and those with registered addresses in European countries which have adopted the euro will be paid in that currency. All such shareholders may, however, elect to be paid their dividends in United States dollars provided such election is received by the record date for the dividend. Shareholders with registered addresses in all other countries will be paid in United States dollars except for those registered on the South African branch register who will be paid their dividends in rand only.

The exchange rates for converting dividends from United States dollars into pounds sterling, euros and South African rand are those applicable two business days prior to the declaration or recommendation of each dividend.

Shareholders with bank accounts in the UK or South Africa can have their cash dividends credited directly to their own bank accounts. Those shareholders who wish to take advantage of this arrangement should contact Lloyds TSB Registrars or Ultra Registrars as appropriate. Shareholders on the South African branch register may not mandate their dividends to an account outside the Republic of South Africa without South African exchange control approval.

A dividend reinvestment plan has been established with Lloyds TSB Registrars in the United Kingdom and Ultra Registrars in South Africa whereby shareholders may reinvest the cash dividends that they receive in purchasing ordinary shares of Anglo American. Details of the plan are available from Lloyds TSB Registrars and Ultra Registrars and are on the Company's website, www.angloamerican.co.uk.

FINAL DIVIDEND

Subject to approval at the annual general meeting, the final dividend for the year ended 31 December 2004 of 51 US cents per ordinary share will be payable on Friday, 29 April 2005 to ordinary shareholders registered in the books of the Company on Friday, 11 March 2005.

The equivalent of the final dividend of 51 US cents per ordinary share in the various other currencies in which they are payable, and the exchange rates which have been applied, are as follows:

Currency	Amount per ordinary share	Exchange rate
Sterling	26.8974p	US$ 1 = £0.5274
Euros	39.0456 Euro cents	US$ 1 = €0.7656
SA rand	R3.03246	US$ 1 = R5.9460

SHARE REGISTERS

The Company has a principal register (which includes shareholdings via CREST) maintained by Lloyds TSB Registrars and a branch register maintained by Ultra Registrars which latter company also has details of those who beneficially hold their shares through the STRATE system. Only shareholders with registered addresses in the Republic of South Africa may be entered on the branch register and shareholders with registered addresses in all other countries are registered on the principal register. Shareholders may remove their shares from one register to the other but removals from the South African branch register require the shareholder to obtain prior South African exchange control approval. Removal forms are available from Lloyds TSB Registrars and Ultra Registrars.

UNSOLICITED MAIL

In terms of the Companies Act, the Company is obliged to make the share register available to other organisations that pay the appropriate fee. Because of this, some shareholders may receive unsolicited mail. If you wish to limit the receipt of such mail, you should write to the Mailing Preference Service at FREEPOST 22, London W1E 7EZ or telephone +44 (0)845 703 4599. You may still, however, receive mail from organisations that do not subscribe to this service.

ANALYSIS OF SHAREHOLDINGS AT 31 DECEMBER 2004

Size of shareholding	Number of shareholders	Number of shares	Percentage of issued share capital
1 – 500	6,514	1,391,014	0.09
501 – 1,000	2,460	1,825,645	0.12
1,001 – 5,000	2,747	5,828,447	0.39
5,001 – 10,000	402	2,887,231	0.19
10,001 – 25,000	336	5,287,608	0.35
25,001 – 50,000	208	7,604,761	0.51
50,001 – 100,000	198	14,216,330	0.95
100,001 – 250,000	192	30,676,969	2.05
250,001 – 500,000	133	46,526,921	3.11
500,001 – 1,000,000	101	72,498,726	4.86
1,000,001 +	126	1,305,095,735	87.38
Total	13,417	1,493,839,387	100.00

SUBSTANTIAL SHAREHOLDINGS

As at 22 February 2005, the Company was aware of the following interests in 3% or more of the Company's ordinary share capital:

Name	Shareholding	Percentage of issued capital
Barclays PLC	44,983,788	3.01
Butterfield Trust (Guernsey) Limited[1]	54,316,226	3.64
E. Oppenheimer & Son Holdings Limited[2]	52,250,206	3.49
Legal & General Investment Management Limited	52,878,665	3.53
Old Mutual plc	136,407,811	9.13
PLC Nominees (Pty) Limited[3]	525,511,869	35.18

(1) Registered in the name of Greenwood Nominees Limited as nominee for the trustee of the Anglo American employee share schemes.
(2) Pursuant to S.198 of the Companies Act 1985, the Company has been notified that each of E. Oppenheimer & Son International Limited, E.O. & Son Holdings Limited, Maitland Trustees Limited and Respite Holdings Limited is interested in this shareholding.
(3) The nominee for those shareholders in South Africa who hold their shares via the STRATE system, referred to below.

STOCK EXCHANGE LISTINGS

The Company's ordinary shares are listed on the London Stock Exchange (the primary listing), the JSE Securities Exchange South Africa (JSE), the SWX Swiss Exchange, the Botswana Stock Exchange and the Namibian Stock Exchange. Dealings and settlements on the JSE are exclusively in electronic form through the STRATE system such that share certificates are not good for delivery on that exchange. Shareholders resident in South Africa who currently retain their share certificates and who may wish to deal on the JSE are advised to contact Ultra Registrars or their professional adviser regarding the options available to enable them to do so through the STRATE system.

ANGLO AMERICAN SHARE PRICE[1]

2004	High Pence	High SA Cents	Low Pence	Low SA Cents
1st quarter	1,420	17,411	1,177	14,300
2nd quarter	1,363	15,915	1,072	12,520
3rd quarter	1,326	15,580	1,090	12,216
4th quarter	1,357	15,850	1,161	12,895

	2004 Pence	2004 SA Cents	2003 Pence	2003 SA Cents	2002 Pence	2002 SA Cents
Year end	1,232	13,350	1,207	14,300	922.5	12,650
High	1,420	17,411	1,279	14,820	1,290	21,540
Low	1,072	12,216	831	9,975	698	11,558

[1] Source: Thomson Financial Datastream.

The Company's closing share price is published in most national newspapers in the UK and South Africa. During the day the share price is published on the Company's website and by various news agencies.

SHAREGIFT

The Company supports ShareGift, the charity share donation scheme administered by The Orr Mackintosh Foundation (registered charity number 1052686). Through ShareGift, shareholders who have only a very small number of shares which might be considered uneconomic to sell are able to donate them to charity. Donated shares are aggregated and sold by ShareGift, the proceeds being passed on to a wide range of UK charities. Donating shares to charity gives rise neither to a gain nor loss for UK Capital Gains purposes and UK taxpayers may also be able to claim income tax relief on such gifts of shares.

ShareGift transfer forms specifically for the Company's shareholders are available from the Company's Registrars, Lloyds TSB Registrars and, even if the share certificate has been lost or destroyed, the gift can be completed. The service is generally free. However, there may be an indemnity charge for a lost or destroyed share certificate. Further details about ShareGift can be obtained from its website at www.ShareGift.org or at The Orr Mackintosh Foundation, 46 Grosvenor Street, London W1K 3HN (telephone: +44 (0) 20 7337 0501).

LOW COST SHARE DEALING SERVICE

Telephone, internet and postal share dealing services have been arranged through Lloyds TSB Registrars which provides a simple way for UK residents to buy or sell Anglo American plc shares. Commissions are 0.5% with a minimum charge of £20 for telephone dealing, £17.50 for internet dealing and 1% commission with a minimum charge of £10 for postal dealing. For telephone transactions call 0870 850 0852 between 8.30am and 4.30pm, Monday to Friday, and for internet transactions log on to www.shareview.co.uk/dealing. You will need your shareholder reference number shown on your share certificate. UK stamp duty at 0.5% of the market price is payable when buying shares.

For further information on the postal dealing service, please call (in the UK) 0870 609 2286 and overseas +44 121 415 7558. Please note that this service is not available to South African residents.

TAX

The statements set out below are intended only as a general guide to current UK and South African law and what is understood to be current practice and are not therefore definitive. The comments relating to UK or South African resident shareholders apply only to shareholders of the Company resident for tax purposes in the UK or South Africa respectively (except where express reference is otherwise made) who hold shares in the Company as an investment and who are the absolute beneficial owners of the shares. Certain categories of shareholder may be subject to special rules and this summary does not apply to such shareholders. If shareholders are in any doubt about their tax position, or are resident or otherwise subject to taxation in a jurisdiction other than the UK or South Africa, they should consult their own professional advisers. Tax legislation does change from time to time.

TAXATION OF DIVIDENDS AND DISTRIBUTIONS

UK resident shareholders

This paragraph applies only to shareholders who receive dividends in pounds sterling and may not apply to shareholders who receive dividends in US dollars or euros.

The Company will not be required to withhold tax at source when paying a dividend.

Individual shareholders resident in the UK for tax purposes who receive a dividend from the Company will be entitled to a tax credit which such shareholders may set off against their total income tax liability on the dividend. The tax credit will be equal to 10% of the aggregate of the dividend and the tax credit (gross dividend) which is also equal to one ninth of the cash dividend received. The tax credit will satisfy in full the liability of UK resident individual shareholders who are liable to income tax at the starting or basic rate. Such shareholders who are not liable to income tax in respect of the gross dividend will not be entitled to repayment of the tax credit. In the case of a UK resident individual shareholder who is liable to income tax at the higher rate, the tax credit will be set against, but not fully match, such shareholders' tax liability on the gross dividend and he or she will have to account for additional tax equal to 22.5% of the gross dividend (which is also equal to 25% of the cash dividend received) to the extent that the gross dividend, when treated as the top slice of his or her income, falls above the threshold for higher rate income tax.

UK resident taxpayers which are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by the Company.

UK resident corporate shareholders will generally not be subject to corporation tax on dividends received from the Company. Such shareholders will not be able to claim repayment of tax credits attaching to dividends.

Non-UK resident shareholders

Non-UK resident shareholders will not generally be able to claim repayment from the Inland Revenue of any part of the tax credit attaching to dividends paid by the Company. A shareholder resident outside the UK may also be subject to foreign taxation on dividend income under local law. A shareholder who is not resident in the UK (for tax purposes) should consult his or her own tax adviser concerning his or her tax liabilities on dividends received from the Company.

South African resident shareholders

A South African resident shareholder who is registered on the South African branch register is unlikely to be subject to South African income tax on any dividend from the Company under current income tax legislation. This is because such dividends are paid from South African reserves in terms of the Company's dividend access share arrangements, and such dividends do not fall within the definition of a foreign dividend in section 1 of the South African Income Tax Act, 1962 (Income Tax Act). In addition, if the shareholder is registered on the principal register, an exemption from South African income tax on any dividend from the Company applies under section 10(1)(k)(ii)(bb) of the Income Tax Act.

Companies subject to South African secondary tax on companies will obtain a 'credit' in respect of this tax for dividend income from the Company if the companies are registered as shareholders on the Company's South African branch register.

TAXATION OF CAPITAL GAINS

UK resident shareholders

The UK tax rules governing capital gains tax (CGT) on the disposal of shares are complex and depend on the precise circumstances that apply in each case. It is not therefore possible to give individual advice to shareholders who are subject to CGT. For shares held on 31 March 1982 which continue to be held by shareholders who are resident in the UK for tax purposes and are subject to CGT, the base cost for CGT purposes will normally be the market value of the shares as at 31 March 1982 and for shares purchased after this date by such shareholders will normally be the acquisition cost of the shares (but see below regarding indexation and taper relief).

In 1988, the Directors of Minerals and Resources Corporation Limited (Minorco Bermuda) were advised that the exchange of Minorco Bermuda ordinary shares for Minorco S.A. (Minorco) ordinary shares should not constitute a disposal for the purposes of CGT. The Minorco ordinary shares should effectively be treated as the same asset as the shares in Minorco Bermuda. In 1999, the holders of Minorco ordinary shares were advised that any holders who, either alone, or together with persons connected with such holder, did not hold more than 5% of Minorco ordinary shares, would not be treated as making a disposal for CGT purposes as a consequence of receiving Anglo American ordinary shares in exchange for such Minorco ordinary shares. The Anglo American ordinary shares would effectively be treated as the same asset as the shares in Minorco.

On this understanding any gain or loss which would otherwise have arisen on a disposal by such a holder of Minorco Bermuda ordinary shares, would have been rolled over into Minorco ordinary shares, and of Minorco ordinary shares would have been rolled over into Anglo American ordinary shares.

The market value of a Minorco Bermuda ordinary share on 31 March 1982 was 344p per share (xd).

On the above mentioned basis, ignoring the effects of indexation and/or taper relief and fractional entitlements, for those shareholders who held Minorco Bermuda ordinary shares on 31 March 1982 and who participated in the share exchanges referred to above and in the three-for-one Bonus Issue in June 2001, the adjusted 31 March 1982 market value of an Anglo American ordinary share is 172p per share (to the nearest penny). It is assumed that no other sales or purchases of the Minorco Bermuda, Minorco or Anglo American ordinary shares were made after 31 March 1982.

The Company also acquired Anglo American Corporation of South Africa Limited (AAC) ordinary shares by way of a scheme of arrangement with effect from 24 May 1999. The holders of AAC ordinary shares who, either alone, or together with persons connected with such holder, did not hold more than 5% of the AAC ordinary shares, should not have been treated as making a disposal for CGT purposes as a consequence of receiving Anglo American ordinary shares in exchange for such AAC ordinary shares. Any gain or loss which would otherwise have arisen on a disposal by such holder of his AAC ordinary shares should have been rolled over into his Anglo American ordinary shares and should effectively be treated as the same asset as the shares in AAC.

The market value of an AAC ordinary share on 31 March 1982 was 455p per share.

On the above mentioned basis, ignoring the effects of indexation and/or taper relief and fractional entitlements, for those shareholders who held AAC ordinary shares on 31 March 1982 and who participated in the share exchange referred to above and in the three-for-one Bonus Issue in June 2001, the adjusted 31 March 1982 market value of an Anglo American ordinary share is 114p per share (to the nearest penny). It is assumed that no other sales or purchases of the AAC or Anglo American ordinary shares were made after 31 March 1982.

For those shareholders who became beneficial owners of Anglo American ordinary shares as a result of the De Beers Transaction[1] implemented on 8 June 2001 and who were and remain resident only in the UK for tax purposes and who held the De Beers linked units[2] as an investment:

a) The acquisition price of an Anglo American ordinary share received as Scheme Consideration[2] was 1,165.5 pence per share; and

b) The acquisition price of an Anglo American ordinary share received under the Mix and Match election[2] was 1,099.5 pence per share.

The base cost of shares may be increased by an indexation allowance or, for UK tax resident individuals only from 6 April 1998, taper relief, details of which are available from Inland Revenue offices.

Each individual may make capital gains up to the annual exempt amount for each tax year free of CGT. The annual exemption is £8,200 for 2004/5.

South African resident shareholders

Shareholders will be liable to either CGT or income tax on any gains made on disposal of the shares purchased depending on their individual status (determined primarily by the intention with which they acquired their shares), the length of time they held the shares coupled with whether or not they have made or can make safe haven elections.

Section 9B of the Income Tax Act allows taxpayers to elect that the proceeds on the disposal of shares in listed companies be deemed to be of a capital nature, provided the shares in question are held for a continuous period of five years or more (Safe Haven Election). If a taxpayer has previously made such election with respect to any such listed shares held by him, that prior election automatically binds him in respect of the future disposal of listed shares.

Accordingly, if a shareholder has made, or can make a Safe Haven Election and has held his shares for at least five years, any gain arising will be deemed to be of a capital nature and will be subject to CGT as opposed to income tax.

If a shareholder has (i) made a Safe Haven Election but the shares have been continuously held for less than five years, or (ii) has not made a Safe Haven Election, then the treatment of any gain arising on the disposal of the Shares will be determined by reference to the individual circumstances of the taxpayer, and depending on the circumstances may be subject to income tax or CGT.

South Africa introduced CGT with effect from 1 October 2001 and it applies to any incremental growth in the value of assets from this date on the disposal of the assets. All South African residents are subject to CGT. The base cost of an Anglo American ordinary share held by a shareholder for CGT purposes on 1 October 2001 as determined by the tax authorities was R99.88 per ordinary share. This cost may not necessarily be the cost to use to determine any capital gain or loss as there are other methods which may be applicable in particular circumstances.

[1] The De Beers transaction was the recommended offer by DB Investments dated 10 April 2001 (as amended on 30 April 2001) to holders of De Beers linked units which was implemented on 8 June 2001.

[2] These terms are as defined in the DB Investments offer document dated 10 April 2001.

SHAREHOLDERS' DIARY 2005/6

Financial year end	31 December 2005
Annual General Meeting	April 2006
Reports and financial statements	
Interim report	August 2005
Annual results announcement	February 2006
Annual report	March 2006
Interim dividend	
Declaration	August 2005
Payment	September 2005
Final dividend	
Recommendation	February 2006
Payment	April 2006